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OFFERING CIRCULAR AND CONSENT SOLICITATION STATEMENT

Merrill Corporation

Offers to Exchange

Class A Senior Subordinated Notes due 2009,
Class B Senior Subordinated Notes due 2009,
and Series A Warrants,
for any and all of its outstanding
12% Senior Subordinated Notes due 2009
CUSIP No. 590175 AC 9
and
Solicits Consents

        We hereby offer to exchange (the "Exchange Offer") our Class A Senior Subordinated Notes due 2009 (the "Class A Senior Subordinated Notes"), Class B Senior Subordinated Notes due 2009 (the "Class B Senior Subordinated Notes", and, together with the Class A Senior Subordinated Notes, the "New Senior Subordinated Notes") and Series A Warrants (the "Series A Warrants") for any and all of our outstanding 12% Senior Subordinated Notes due 2009 (the "Old Senior Subordinated Notes"). Each Series A Warrant entitles the holder thereof to purchase our Class B common stock, par value $.01 per share (the "Class B common stock"). The New Senior Subordinated Notes will be jointly and severally guaranteed on a senior subordinated basis by certain of our subsidiaries. We refer to the New Senior Subordinated Notes and the Series A Warrants collectively as the "New Securities."

        The Exchange Offer is subject to all the terms and conditions set forth in this offering circular (the "Offering Circular") and in the accompanying Consent and Letter of Transmittal (the "Letter of Transmittal").

        To tender your Old Senior Subordinated Notes in the Exchange Offer, you must give your consent, which is solicited hereby (the "Consent Solicitation"), to amend certain terms of the indenture under which the Old Senior Subordinated Notes were issued (the "Old Indenture"), pursuant to the proposed amendments (the "Proposed Amendments") to the Old Indenture as set forth in the section contained herein entitled "The Consent Solicitation."

(cover continued on page ii)

The Exchange Offer and Consent Solicitation will expire at 5:00 P.M., New York City time, on August 1, 2002, unless extended (the "Expiration Date").

        See "Risk Factors" beginning on page 24 for a discussion of certain factors that should be considered in evaluating the Exchange Offer and Consent Solicitation.

        THE OFFER OF THE SECURITIES CONTEMPLATED IN THE EXCHANGE OFFER IS MADE PURSUANT TO THE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF SECTION 5 OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), PROVIDED BY SECTION 3(a)(9) THEREOF AND, ACCORDINGLY, THE OFFER OF SUCH SECURITIES HAS NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION.

        THE SECURITIES OFFERED HEREBY HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Offering Circular is July 3, 2002.

        The Proposed Amendments will be effected by a supplemental indenture to the Old Indenture (the "Supplemental Indenture") to be entered into among us, the subsidiary guarantors under the Old Indenture and HSBC Bank USA, as trustee, following consummation of the Exchange Offer (the "Closing Date"). The primary purpose of the Proposed Amendments is to eliminate substantially all of the restrictive covenants in the Old Indenture and associated events of default, to amend the subordination provisions of the Old Senior Subordinated Notes and the guarantees thereof (to, among other things, subordinate the Old Senior Subordinated Notes to all our other indebtedness), to waive certain past events of default and to rename the Old Senior Subordinated Notes as the 12% Junior Subordinated Notes due 2009 (the "Junior Subordinated Notes").

        The New Senior Subordinated Notes will be issued on the Closing Date pursuant to separate indentures (collectively, the "New Senior Subordinated Notes Indentures") among us, the subsidiary guarantors and HSBC Bank USA, as trustee.

        Consummation of the Exchange Offer and the Consent Solicitation is conditioned upon, among other things, (i) holders of not less than 97.5% of the outstanding (as defined in the Old Indenture) aggregate principal amount of the Old Senior Subordinated Notes having validly tendered and not properly withdrawn their Old Senior Subordinated Notes pursuant to the Exchange Offer prior to the Expiration Date; provided that we may in our sole discretion reduce this percentage to not less than 85.0% with the consent of the lenders under the Credit Agreement dated as of November 23, 1999, as amended (the "Credit Agreement"), of our subsidiary, Merrill Communications LLC ("Merrill Communications"), (ii) holders of not less than two-thirds of the outstanding principal amount of the Old Senior Subordinated Notes having validly consented to the Proposed Amendments prior to the Expiration Date, (iii) holders of all of the outstanding aggregate principal amount at maturity of the 14% Senior Discount Notes due 2008 (the "Senior Discount Notes") of Merrill Communications, having validly consented to the amendment of the indenture relating to the Senior Discount Notes due 2008 (the "Senior Discount Notes Amendment") to, among other things, rename the Senior Discount Notes as the 13% Senior Discount Notes (the "New Senior Discount Notes"), (iv) holders of all of our outstanding 14.5% Senior Preferred Stock due 2011 (the "Old Preferred Stock") having validly consented to the amendment of the certificate of designations relating to the Old Preferred Stock (the "Preferred Stock Amendment") to, among other things, rename the Old Preferred Stock as the Preferred Stock due 2011 (the "New Preferred Stock") and issue to the holders of the New Preferred Stock in certain circumstances our new Series C Warrants and Series D Warrants (together, the "Preferred Warrants"), (v) final effectiveness (as defined herein) of the amendment and forbearance (the "Credit Agreement Amendment") dated as of May 31, 2002, to the Credit Agreement, (vi) the purchase by DLJ Merchant Banking Partners II, L.P. or affiliated investors ("DLJMB") of additional New Senior Discount Notes where Merrill Communications receives net cash consideration of not less than $18.5 million (the "Capital Infusion") and (vii) such other conditions as set forth in the section entitled "The Exchange Offer—Conditions."

        The Exchange Offer and Consent Solicitation, the Senior Discount Notes Amendment, the Preferred Stock Amendment, the Credit Agreement Amendment and the Capital Infusion are together referred to as the "Restructuring."

        We reserve the right to terminate the Exchange Offer and Consent Solicitation at any time prior to the Expiration Date if any such conditions have not been satisfied and have not been waived prior thereto.

        On May 3, 2002, holders representing approximately $104.2 million in aggregate principal amount of the Old Senior Subordinated Notes (the "Lock-up Holders") agreed with us, subject to certain conditions, to tender their Old Senior Subordinated Notes in the Exchange Offer and to consent to the Proposed Amendments pursuant to the Consent Solicitation.

        Holders representing all of the outstanding principal amount at maturity of the Senior Discount Notes have agreed with us, subject to certain conditions, to consent to the Senior Discount Notes Amendment and holders representing all of the outstanding Old Preferred Stock have agreed with us, subject to certain conditions, to consent to the Preferred Stock Amendment.

ii

NOTICE TO NEW HAMPSHIRE RESIDENTS

Neither the fact that a registration statement or an application for a license has been filed under Chapter 421-B of the New Hampshire Revised Statutes with the State of New Hampshire ("RSA 421-B") nor the fact that a security is effectively registered or a person is licensed in the State of New Hampshire constitutes a finding by the Secretary of State of New Hampshire that any document filed under RSA 421-B is true, complete and not misleading. Neither any such fact nor the fact that an exemption or exception is available for a security or a transaction means that the Secretary of State has passed in any way upon the merits or qualifications of, or recommended or given approval to, any person, security or transaction. It is unlawful to make, or cause to be made, to any prospective purchaser, customer or client any representation inconsistent with the provisions of this paragraph.

        We have made no arrangements for and have no understanding with any dealer, salesman or other person regarding the solicitation of tenders hereunder, and no person has been authorized by us to give any information or to make any representations in connection with the Exchange Offer and Consent Solicitation other than those contained in this document and, if given or made, such other information or representations must not be relied upon as having been authorized.

        The Exchange Offer is not being made to, nor will we accept tenders for exchange from, holders of Old Senior Subordinated Notes in any jurisdiction in which the exchange or the acceptance thereof would not be in compliance with the securities or blue sky laws of such jurisdiction.

        Based on an interpretation of the Division of Corporation Finance of the Securities and Exchange Commission, we believe that the New Senior Subordinated Notes issued pursuant to the Exchange Offer, unless held by any affiliate of ours, may be offered for resale, resold and otherwise transferred by any holder thereof without compliance with the registration requirements of the Securities Act. By accepting the Series A Warrants, you will be deemed to have made the acknowledgments, representations, warranties and agreements described in the section "Notice to Investors and Transfer Restrictions."

iii

        In this Offering Circular, "Merrill," the "Company," "we," "us" or "our" refer to Merrill Corporation and its subsidiaries, except where the context makes clear that the reference is only to Merrill Corporation itself and not its subsidiaries. "Merrill Communications" refers to Merrill Communications LLC, a wholly owned subsidiary of Merrill Corporation. "DLJMB" refers to DLJ Merchant Banking Partners II, L.P. and affiliated investors. "Credit Suisse" refers to Credit Suisse First Boston Corporation.

        Our fiscal year ends on January 31 of each year. Unless the context indicates otherwise, whenever we refer in this Offering Circular to a particular fiscal year, we mean the fiscal year ending on January 31 of that particular calendar year. For example, "fiscal year 2002" refers to our fiscal year ending January 31, 2002.

FORWARD-LOOKING STATEMENTS

        This Offering Circular contains forward-looking statements that involve risks and uncertainties. Actual results may differ significantly from the results discussed in the forward-looking statements and such differences may be material. From time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. These forward-looking statements relate to future events or our future performance, including:

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  economic conditions in general, including financial market activity levels;

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  our financial performance;

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  our growth in revenue and earnings;

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  relationships with our creditors, vendors and customers; and

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  our new product and service offerings.

        You can identify forward-looking statements as those that are not historical in nature, particularly those that use terminology such as "may," "will," "should," "expects," "anticipates," "contemplates," "estimates," "believes," "plans," "projects," "predicts," "potential" or "continue" or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including:

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  economic conditions in general;

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  our ability to continue to diversify our revenue stream;

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  the pace of technological changes affecting our business;

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  the demand for printed financial documents; and

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  the competitive environment in our business.

        In addition, you should consider the Risk Factors set forth on page 24. These and other factors may cause our actual results to differ materially from any forward-looking statements.

        Forward-looking statements are only predictions. The forward-looking events discussed in this Offering Circular and other statements made from time-to-time from us or our representatives may not occur, and actual events and results may differ materially and are subject to risks, uncertainties and assumptions about us. We are not obligated to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, other than as required by law. For these statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

AVAILABLE INFORMATION

        We have instructed the Financial Advisor, the Exchange Agent and the Information Agent (each of which is identified below) not to solicit exchanges in connection with the Exchange Offer nor make any recommendation with respect to acceptance or rejection of the Exchange Offer. Solicitations will be made solely by our employees. The Financial Advisor, the Exchange Agent and the Information Agent will answer any questions from holders of the Old Senior Subordinated Notes with respect to the Exchange Offer solely by reference to the terms of this Offering Circular and holders may contact the Financial Advisor, the Exchange Agent and the Information Agent at the addresses and telephone numbers listed below. Holders of the Old Senior Subordinated Notes who have any questions regarding the mechanics of the Exchange Offer should contact either the Exchange Agent or the Information Agent. In addition, all questions with respect to the Exchange Offer may be directed to, and any requests for documents referred to herein may be obtained, when available, from, our Vice President, General Counsel and Secretary, Steven J. Machov at (651) 646-4501.

Financial Advisor	Information Agent
Rothschild Inc. 1251 Avenue of the Americas New York, New York 10020 (212) 403-5221	D.F. King & Co., Inc. 77 Water Street New York, New York 10005 (800) 848-3409
Exchange Agent
HSBC Bank USA 10 East 40th Street New York, New York 10016 (718) 488-4475

SUMMARY

        The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Offering Circular. See "Risk Factors" on page 24 for a discussion of certain factors that should be considered in connection with the Exchange Offer and Consent Solicitation and the New Securities offered hereby.

Our Company

        We are a diversified communications and document services company that applies advanced information systems and intranet/Internet technology to provide a broad range of services to our financial, legal and corporate clients. Our services integrate traditional composition, imaging and printing services with document management, distribution, marketing and software solutions. This integrated approach helps streamline the preparation and distribution of business-to-business communications materials. We serve our domestic clients through 47 business centers in 24 metropolitan areas in the United States, and we serve our international clients through offices in Paris, London and Frankfurt, a revenue-sharing arrangement in Canada and vendor relationships with local document service providers in Europe, Asia, Latin America and Australia.

        Our business strategy is to help our clients communicate more effectively with their clients. We pursue this strategy by providing a total outsourcing solution for all of our clients' business-to-business communications and document needs. As part of our strategy, we focus on specific client segments that have substantial and complex communications requirements for which we develop an expertise that we believe provides us with a significant competitive advantage. Our service offering is often fully integrated with our clients' internal processes, and in many cases we have dedicated full-time personnel situated onsite at our clients' locations. As a result, we have built strong, long-lasting relationships with clients who have trusted us to manage their time-sensitive, confidential documents and their branded promotional materials.

        As part of our efforts in helping our clients communicate more effectively with their clients, we have been a leader in introducing electronic, digital and Internet-based solutions that add value to traditional printing services. We have designed our service offering to take advantage of our strong technological capabilities in web-based information, document collaboration and distribution and in electronic document imaging, coding and retrieval. The proprietary technology embedded within our services further strengthens our client relationships and the integration of our service offering into our clients' communications processes. Currently, we have a team of approximately 200 project managers, software developers, and support personnel responsible for the design, development and implementation of our technology-based offerings.

        We have grown rapidly since our inception, both through internal growth and acquisitions. Since 1993, we have made 13 acquisitions, taking advantage of the consolidation opportunities presented in some of the fragmented market segments in which we participate. Through our growth, we have also expanded the diversity of our service offering and our client base.

        Our company is organized into four business units: Financial Document Services, Strategic Communication Services, Document Management Services and the Merrill Print Group. We believe this structure provides us clear accountability, quick decision-making and a sharp operational focus within each line of business. We believe it also better enables us to capitalize on the growth opportunities within each of our markets.

        Our business units are organized under two reportable segments, Specialty Communication Services and Document Services.

Specialty Communication Services

        The Specialty Communication Services segment provides our financial, investment company and corporate clients with information technology-based solutions for the production and distribution of transactional financial documents, marketing materials, compliance documents and branded promotional materials.

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  Financial Document Services. We produce and distribute (electronic and paper) time-critical, transactional financial documents, such as registration statements, prospectuses, offering memoranda and other printed materials that are part of business financings, mergers and acquisitions. We also produce compliance and reporting documents, such as annual and quarterly reports and proxy statements, that are either mailed or made electronically available to shareholders, and we offer translation services to both our domestic and international clients. We complement our traditional printing services and our translation services with software solutions that facilitate collaborative work environments and reduce the need for face-to-face drafting sessions, and with web-hosting services that facilitate a client's electronic distribution of compliance documents to the public. Our new Merrill DataSite product provides our clients with a centralized, electronic data repository for due diligence documents related to merger and acquisition transactions. In the financial printing market, we are one of four international financial printers with a nationwide network and recognized brand name.

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  Strategic Communication Services. Our Strategic Communication Services business unit is organized into three primary customer groups: financial services, emerging markets and real estate services. The financial services portion of this business unit designs, produces, prints and distributes marketing materials and compliance documents for public and private investment funds, insurance companies, banks and variable annuity providers, principally in the United States. We also offer software solutions that assist our fund clients with the creation and assembly of fund documents, and a web-based system enabling clients that offer 401(k) and retirement services to create and manage highly customized enrollment books. For our emerging markets and real estate services clients, we provide comprehensive business communications solutions to our customers, from the design phase through distribution of the products to the end-user. Our product offering includes fully integrated, customized, print-on-demand communications materials and branded products. For a majority of clients that purchase these fully integrated services, we offer a large number (often in excess of 200) of branded promotional products, including business cards, letterhead, product brochures, customer newsletters, retail forms, point-of-purchase materials and "high-end" marketing materials. In emerging markets and real estate services, we focus on customer segments with complex distribution requirements and a need to maintain a consistent brand image among dispersed operations, including franchise, retail and agent networks. We believe we are the leading provider of communications management solutions to the residential real estate brokerage industry.

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  Merrill Print Group. Merrill Print Group is a separate business unit that operates most of our traditional print assets. Most of the print volume and earnings for Merrill Print Group come from the printing of compliance, transactional and marketing documentation for our Financial Document Services business unit and the financial services customer group of our Strategic Communication Services business unit. To these internal customer groups, we offer comprehensive printing services, including complete project and outsourcing management, along with technical, consultative sales and sales management support. To supplement the utilization of our assets, we maintain a direct sales force that focuses its selling efforts principally in the Northeast, with sales of printed marketing collateral to corporations, design firms, and mutual fund and life insurance companies, and in California, with the production and printing of Voter Information Booklets and Sample Ballots for individual governmental entities. The primary strategy of Merrill Print Group is to balance capital risk and capacity, by minimizing our fixed costs and resulting asset base, while, at the same time, maximizing our printing capacity. We execute this strategy by filling excess capacity with direct sales to companies other than our Financial Document Services and Strategic Communication Services business units and closely managing our decision whether to internally print or outsource documents.

Document Services

        Within the Document Services segment, our Document Management Services business unit provides law firms and corporate legal departments with information management products and services designed to enhance productivity and reduce costs. We provide a total outsourcing solution to our clients' information management needs, including providing all of the staff, technology and equipment necessary to manage the varying levels of demand associated with this function. As of April 30, 2002, we operated 112 document service centers on-site at client locations in 13 U.S. metropolitan markets. In these centers, we manage a range of services, including scanning, copying, fax management, desktop publishing and document imaging. We offer these services typically over a three- to five-year contractual period. Supporting this business are approximately 800 of our employees resident in our clients' facilities. We also manage reprographics and regional imaging centers that provide litigation support for small- and large-scale assignments. In addition, we offer a sophisticated litigation support software program that enhances our clients' productivity in the storage, search and retrieval of legal documents associated with complex corporate and litigation matters.

Our Competitive Strengths

        We believe that we have the following competitive strengths:

        Leading Positions in Attractive Markets.    We maintain a disciplined focus on specific target markets with attractive business dynamics, and we aggressively pursue a leadership position within each of these markets.

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  Our Financial Document Services business generates a substantial, high-margin cash flow. We are one of four major international financial printers with a nationwide network and recognized brand name.

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  Our Strategic Communication Services and Document Management Services businesses compete in highly fragmented markets that are undergoing robust growth. Within each of these markets, we focus on the specific segments that we believe are the most promising.

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  Our Strategic Communication Services business focuses on the financial services industry, certain emerging markets and real estate services.

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  The financial services portion of our Strategic Communication Services business focuses on serving financial services companies in the area of compliance and marketing communications to individual investors. Our strategy is to offer total solutions that help these organizations lower operating costs as well as retain and attract assets.

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  The emerging markets and real estate services portion of our Strategic Communication Services business targets companies among the Fortune 2000 and specific industries, such as the real estate brokerage industry, that are geographically dispersed and are heavy users of branded communications products.

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  The Merrill Print Group, in addition to servicing other business units, focuses on two specific external markets:

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  In the Northeast, we support the higher-end color marketing collateral requirements of corporations, agencies and mutual fund and life insurance companies with our platform of four eight-color sheetfed presses.

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  The California sales team provides programming, composition, translation and printing services to four of the largest Los Angeles area counties in support of the production of their Voter Information Booklets and Sample Ballots.

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  Our Document Management Services business primarily targets law firms and corporate legal departments, which are heavy users of its services.

        Diversified Revenue and Customer Base.    We have broadened significantly beyond our roots as a transaction-based financial printer. By developing and growing our Strategic Communication Services and Document Management Services businesses as well as our Financial Document Services compliance business, we have diversified our revenue both by product line and customer base. As part of this diversification strategy, our goal has also been to shift our revenue base to contract-based revenue (such as fulfillment services or document service centers, which have contract terms ranging from one to five years) as opposed to one-time, transaction-based revenue (such as prospectus printing for merger transactions, which tend to generate revenue for three to six months).

        Innovative Developer of Value-Added Technology Solutions.    Through internal development and strategic acquisitions and alliances, we have created an offering of information technology services that positions us at the forefront of the trend towards the creation, management and distribution of documents in electronic formats. We currently have approximately 200 project managers, software developers and operations support personnel who design, develop and implement a wide range of capabilities in e-commerce, order entry and collaboration systems, marketing services, data warehousing systems and internal production and billing systems. We have been a leader in introducing many technological innovations to our industry, including the first "hub and spoke" composition network (which dramatically increased the efficiency in producing financial documents), the first electronic reporting software for investment funds, the first Internet system among financial printers for delivery of revised documents ("e-proofs"), the first "e-catalogue" for realtors, the first working group collaborative service with a group discussion area offered by a financial printer through the Internet, and the first web-based system enabling clients that offer 401(k) and retirement services to create and manage highly customized enrollment books. Our technological capabilities enable us to respond to a wide array of our clients' communications needs and become more integrated within our clients' operations, while commanding higher margins.

        Strong Client Relationships and Superior Customer Service.    Over our 33 years of operations, we have developed strong client relationships and a reputation for superior customer service. We have developed these strong, long-lasting relationships with clients by repeatedly handling their most time-sensitive and confidential information. In addition, many of our services are integrated into our clients' operations through our proprietary technology and, in some cases, our dedicated on-site presence at our clients' locations. We cultivate these client relationships by maintaining senior level management contact with their organizations and by continually broadening our service offering to meet a wider array of their communications needs. We strive to deliver our services with the highest level of reliability and timeliness.

        Opportunity to Realize Cost Savings and Operating Synergies.    We strive to capitalize on opportunities to realize operating synergies and cost savings by integrating our recent acquisitions into our operations, capitalizing on our corporate alignment into business units and leveraging our low fixed-cost asset base. Our cost reduction initiatives include:

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  streamlining redundant functions;

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  rationalizing corporate overhead;

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  more effectively adapting technology targeted for specific business unit markets;

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  outsourcing of composition and printing during seasonal peaks;

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  increasing utilization of existing printing capacity; and

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  maximizing purchasing efficiencies.

        Experienced Management Team with Significant Equity Ownership Interest.    We are led by an experienced team of senior officers and managers with a strong track record of achieving growth in revenue and profitability, integrating acquisitions cost-effectively and bringing to market new value-added, technology-based solutions. The nine most senior members of our executive management team have been with us for an average of 14 years, including John W. Castro, who has been President since 1981, and Rick R. Atterbury, our Executive Vice President and Chief Technology Officer, who has been with us since 1976. Under Mr. Castro's and Mr. Atterbury's leadership, we have increased revenue from $3.9 million for the fiscal year 1982 to $602.9 million for the fiscal year 2002.

Our Address

        Our principal executive offices are located at One Merrill Circle, St. Paul, Minnesota 55108. Our telephone number is (651) 646-4501 and our worldwide website is www.merrillcorp.com. The information contained in our website is not incorporated by reference into this prospectus.

        We own or have the rights to various trademarks or trade names used in our business, including the following: Merrill®, Merrill e:Proof®, MDB<>Link®, Merrill net: Prospect®, MerrillDirect®, UR Law®, EDGAR Advantage®, E-Tech®, Ntext Translations®, Delivering Marketing Solutions to Real Estate®, Merrill e-Collaborate™, Merrill DataSite™, Merrill Techsource™, MerrillConnect™, Merrill@ccess™, WordShare™ and Investordocs™.

The Restructuring

        The Restructuring includes the following principal components. Consummation of each of these components is dependent upon the successful achievement of each of the other components.

Credit Agreement Amendment
On May 31, 2002, Merrill Communications entered into the Credit Agreement Amendment, which required Merrill Communications to make a principal prepayment of $3.0 million of term loans and provided that, subject to certain conditions, the lenders would not exercise certain of their rights and remedies under the Credit Agreement at least until the earlier of (i) the Final Effectiveness (as defined below) and (ii) August 14, 2002.
The Credit Agreement Amendment sets forth a number of modifications to be made to the Credit Agreement on or prior to August 14, 2002, provided that certain conditions are met (including, among other conditions, the consummation of the Exchange Offer and Consent Solicitation, an additional principal prepayment of $17.0 million of term loans, consummation of the Preferred Stock Amendment, consummation of the Capital Infusion and payment of a fee to consenting lenders under the Credit Agreement). On the date such conditions are satisfied (the "Final Effectiveness"), the Credit Agreement will be amended, including the following:
	•	the existing amortization schedule, interest rates, and certain financial maintenance covenants will be amended;
	•	the revolving credit facility portion will be permanently reduced to $15.0 million (and certain other restrictions will be implemented with respect to the revolving credit facility portion);
	•	during each fiscal year, we will be required to prepay in full, and have no outstanding, revolving loans or swing line loans for a period of any 30 consecutive days selected by us; and
	•	the Credit Agreement will mature on June 1, 2005.
Capital Infusion	DLJMB will purchase additional New Senior Discount Notes where the net cash proceeds to Merrill Communications will be not less than $18.5 million.
Exchange Offer and Consent Solicitation
Holders of Old Senior Subordinated Notes who validly tender and do not withdraw their Old Senior Subordinated Notes in the Exchange Offer prior to the Expiration Date will receive for each $1,000 principal amount of Old Senior Subordinated Notes exchanged:
	•	$60.00 in cash, equal to interest that was due on exchanged Old Senior Subordinated Notes as of May 1, 2001;

	•	$185.19 aggregate principal amount of Class A Senior Subordinated Notes;
•
$814.81 aggregate principal amount of Class B Senior Subordinated Notes, plus an additional principal amount of Class B Senior Subordinated Notes in lieu of payment of certain overdue interest payments on exchanged Old Senior Subordinated Notes and related default interest as described in "—The Exchange Offer and Consent Solicitation—Capitalized Accrued Interest."

Assuming the Closing Date occurs on August 14, 2002, we would issue an additional $78.40 aggregate principal amount of Class B Senior Subordinated Notes per $1,000 aggregate principal amount of exchanged Old Senior Subordinated Notes on account of such accrued interest; and
	•	1.82 Series A Warrants, with each Series A Warrant entitling the holder thereof to purchase one share of Class B common stock at an exercise price of $0.01 per share (subject to adjustment).
Holders of not less than two-thirds of the outstanding principal amount of the Old Senior Subordinated Notes must consent to the Proposed Amendments prior to the Expiration Date.
Senior Discount Notes Amendment
Holders of all of the outstanding Senior Discount Notes will consent to the amendment of the indenture relating to the Senior Discount Notes whereby, among other things, the rate of accretion on the New Senior Discount Notes will be reduced to 13%, the New Senior Discount Notes will be expressly subordinated to the Credit Agreement and the holders of the New Senior Discount Notes will agree to vote with the holders of the Class A Senior Subordinated Notes as a single class in certain circumstances.
Preferred Stock Amendment
Holders of all of the outstanding shares of Old Preferred Stock will consent to the Preferred Stock Amendment whereby (i) the liquidation preference of the New Preferred Stock will be equal to the liquidation preference of the Old Preferred Stock on the Closing Date (assuming the Closing Date is August 14, 2002, the liquidation preference of the New Preferred Stock will be $117.94), (ii) the liquidation preference of the New Preferred Stock will cease to accrete after the Closing Date and (iii) the holders of the New Preferred Stock will have the right to receive the Preferred Warrants in certain circumstances.

The Exchange Offer and Consent Solicitation

The Exchange Offer	Holders of Old Senior Subordinated Notes who validly tender and do not withdraw their Old Senior Subordinated Notes in the Exchange Offer prior to the Expiration Date will receive for each $1,000 principal amount of Old Senior Subordinated Notes exchanged:
	•	$60.00 in cash, equal to the amount of certain overdue interest on exchanged Old Senior Subordinated Notes as described under "Cash Accrued Interest on Closing Date" below;
	•	$185.19 aggregate principal amount of Class A Senior Subordinated Notes;
•
$814.81 aggregate principal amount of Class B Senior Subordinated Notes, plus an additional principal amount of Class B Senior Subordinated Notes in lieu of payment of certain overdue interest payments on exchanged Old Senior Subordinated Notes and related default interest as described under "Capitalized Accrued Interest" below; and
	•	1.82 Series A Warrants, with each Series A Warrant entitling the holder thereof to purchase one share of Class B common stock at an exercise price of $0.01 per share (subject to adjustment).
Cash Accrued Interest on Closing Date
Interest that was due on exchanged Old Senior Subordinated Notes as of May 1, 2001 will be paid to holders of the Old Senior Subordinated Notes that participate in the Exchange Offer in cash on the Closing Date in the amount of $60.00 per $1,000 principal amount of exchanged Old Senior Subordinated Notes.
Capitalized Accrued Interest
On the Closing Date, we will issue to holders of Old Senior Subordinated Notes who validly tender and do not withdraw their Old Senior Subordinated Notes prior to the Expiration Date, an additional principal amount of Class B Senior Subordinated Notes on account of:
	•	Interest that was due on exchanged Old Senior Subordinated Notes from May 2, 2001 through November 1, 2001;
	•	Interest at the default rate up to, but not including, the Closing Date on overdue interest on exchanged Old Senior Subordinated Notes for the period from November 2, 2000 to May 1, 2001;

• Interest at the default rate up to, but not including, the Closing Date on overdue interest on exchanged Old Senior Subordinated Notes for the period from May 2, 2001 to November 1, 2001; and
• Interest at the default rate up to, but not including, the Closing Date on overdue interest on exchanged Old Senior Subordinated Notes for the period from November 2, 2001 to May 1, 2002.

Assuming the Closing Date occurs on August 14, 2002, we would issue an additional $78.40 aggregate principal amount of Class B Senior Subordinated Notes per $1,000 aggregate principal amount of exchanged Old Senior Subordinated Notes on account of all of the foregoing accrued interest.
Interest Payable on December 31, 2002
In addition to the scheduled interest on the New Senior Subordinated Notes for the period from the Closing Date to December 31, 2002, which is payable on December 31, 2002, interest that was due on exchanged Old Senior Subordinated Notes for the period from November 2, 2001 to May 1, 2002 and interest accrued on exchanged Old Senior Subordinated Notes from May 2, 2002 up to, but not including, the Closing Date will be paid in cash or, at our option in certain circumstances, partly through the issuance of additional New Senior Subordinated Notes to the holders of the New Senior Subordinated Notes on December 31, 2002. Assuming the Closing Date occurs on August 14, 2002, the amount of this interest would equal $94.33 per $1,000 aggregate principal amount of exchanged Old Senior Subordinated Notes. See "—The New Senior Subordinated Notes" and "Risk Factors—Risks Associated with the New Securities—We may be unable to pay interest entirely in cash on the New Senior Subordinated Notes."
The Consent Solicitation
To tender your Old Senior Subordinated Notes in this Exchange Offer, you must also consent to the Proposed Amendments. Holders who wish to tender their Old Senior Subordinated Notes in this Exchange Offer must give their consent to the Proposed Amendments by delivering a properly completed Letter of Transmittal to the Exchange Agent prior to the Expiration Date. All holders who tender their Old Senior Subordinated Notes for exchange will also be deemed to have given their consent to the Proposed Amendments, unless such tender is properly withdrawn.

The Proposed Amendments will, among other things, (a) rename the Old Senior Subordinated Notes as the 12% Junior Subordinated Notes due 2009 (the "Junior Subordinated Notes"), (b) eliminate substantially all of the restrictive covenants contained in the Old Indenture and associated events of default, (c) eliminate certain of our obligations, (d) waive certain past events of default, and (e) subordinate the Junior Subordinated Notes and the guarantees thereof to (1) the guarantee of the New Senior Discount Notes by us, on the one hand, and the New Senior Discount Notes and the guarantees thereof by the subsidiaries of Merrill Communications, on the other hand, respectively, (2) the Class A Senior Subordinated Notes and the guarantees thereof, respectively, (3) the Class B Senior Subordinated Notes and the guarantees thereof, respectively, and (4) our and the subsidiary guarantors' future indebtedness, respectively.
The Proposed Amendments to the Old Senior Subordinated Notes will be effected by the Supplemental Indenture.
Expiration Date
The expiration date is 5:00 p.m., New York City time, on August 1, 2002, unless extended or earlier terminated by us in our sole discretion in accordance with the terms set forth herein (the "Expiration Date").
Conditions to the Exchange Offer and Consent Solicitation	Consummation of the Exchange Offer and Consent Solicitation is conditioned, among other things, upon:
•
holders of not less than 97.5% of the outstanding (as defined in the Old Indenture) aggregate principal amount of the Old Senior Subordinated Notes validly tendering and not properly withdrawing their Old Senior Subordinated Notes prior to the Expiration Date; provided that we may in our sole discretion reduce this percentage to not less than 85.0% with the consent of the lenders under the Credit Agreement;
	•	holders of not less than two-thirds of the outstanding aggregate principal amount of the Old Senior Subordinated Notes consenting to the Proposed Amendments prior to the Expiration Date;
	•	consummation of the Senior Discount Notes Amendment;
	•	consummation of the Preferred Stock Amendment;
	•	Final Effectiveness of the Credit Agreement Amendment;

• consummation of the Capital Infusion by DLJMB; and
• such other conditions as set forth in the section entitled "The Exchange Offer—Conditions."

We reserve the right to terminate the Exchange Offer and Consent Solicitation at any time prior to the Expiration Date if any such conditions shall not have been satisfied and shall not have been waived.
Lock-up Agreement
On May 3, 2002, the Lock-up Holders agreed with us, subject to certain conditions, to tender all Old Senior Subordinated Notes held by them in the Exchange Offer and to consent to the Proposed Amendments pursuant to the Consent Solicitation.
Procedures for Tendering Old Senior Subordinated Notes
If you wish to accept this Exchange Offer, you must identify yourself as a holder of record of the Old Senior Subordinated Notes, make the required representations included in the Letter of Transmittal, and validly tender your Old Senior Subordinated Notes, all in accordance with the instructions described herein and in the related Letter of Transmittal. See "The Exchange Offer—Procedures for Tendering," "The Exchange Offer—Book-Entry Transfer" and "The Exchange Offer—Guaranteed Delivery Procedures."
As a condition to the tender of your Old Senior Subordinated Notes, you must consent to the Proposed Amendments by the proper completion, execution and delivery of the Letter of Transmittal to the Exchange Agent.
Guaranteed Delivery Procedures
If you wish to tender your Old Senior Subordinated Notes but are not able to deliver the required documents or complete the procedures for book-entry transfer prior to the Expiration Date, you may tender your Old Senior Subordinated Notes according to the guaranteed delivery procedures set forth in "The Exchange Offer—Guaranteed Delivery Procedures."
Acceptance of Old Senior Subordinated Notes and Delivery of New Securities
Subject to certain conditions as described more fully herein, we will accept for exchange any and all Old Senior Subordinated Notes validly tendered and not properly withdrawn prior to the Expiration Date. The New Securities issued pursuant to this Exchange Offer will be delivered following the consummation of the Exchange Offer. See "The Exchange Offer—Terms of the Exchange Offer."

Withdrawal Rights
Tenders of Old Senior Subordinated Notes in this Exchange Offer and consents may be withdrawn at any time prior to the Expiration Date. See "The Exchange Offer—Withdrawal Rights and Revocation of Consents."
Certain Tax Considerations
While the matter is not free from doubt, we intend to take the position that the exchange of Old Senior Subordinated Notes for New Securities and cash pursuant to the Exchange Offer will be treated as a recapitalization for U.S. federal income tax purposes. Accordingly, if you tender your Old Senior Subordinated Notes in the Exchange Offer, you would not recognize gain or loss in respect of your Old Senior Subordinated Notes, except with respect to (i) amounts attributable to accrued and previously unpaid interest on the Old Senior Subordinated Notes, and (ii) the fair market value of any excess of the principal amount of the New Senior Subordinated Notes over the principal amount of the Old Senior Subordinated Notes. While the matter is not free from doubt, we intend to take the position that the adoption of the Proposed Amendments should not give rise to a deemed exchange of the Old Senior Subordinates Notes. In such case, if you do not tender your Old Senior Subordinated Notes in the Exchange Offer, you would not recognize additional income, gain or loss solely as result of the adoption of the Proposed Amendments. You should be aware that U.S. federal income tax treatment of some aspects of the Exchange Offer are not clear, so no assurances can be given that the Internal Revenue Service will not take positions that are contrary to the conclusions expressed herein. You should consult your own tax advisor regarding the U.S. federal, state, local and non-U.S. tax consequences of the Exchange Offer based upon your particular circumstances. See "Certain U.S. Federal Income Tax Considerations."
Certain Consequences to Holders Not Tendering in the Exchange Offer
If you fail to tender your Old Senior Subordinated Notes in this Exchange Offer and the transactions contemplated by this Offering Circular are completed, your new Junior Subordinated Notes will (i) be subordinated to all of our existing and future indebtedness, (ii) will have substantially less protection and (iii) may have a substantially more limited trading market than prior to completion of the Exchange Offer. See "Risk Factors—Risks Associated with Failing to Tender Your Old Senior Subordinated Notes Pursuant to the Exchange Offer."
Use of Proceeds	We will not receive any cash proceeds from the issuance of the New Securities in this Exchange Offer.

Exchange Agent	HSBC Bank USA
Information Agent	D.F. King & Co., Inc.
Additional Information
Additional copies of this Offering Circular may be obtained by contacting the Information Agent at its phone number and address set forth in the section entitled "The Exchange Offer—Information Agent."

The New Senior Subordinated Notes

Class A Senior Subordinated Notes:
Issuer	Merrill Corporation
Notes Offered	Class A Senior Subordinated Notes of Merrill Corporation.
Maturity	May 1, 2009.
Ranking	The Class A Senior Subordinated Notes and the guarantees thereof will rank:
	•	junior to all of our and our subsidiary guarantors' existing and future senior indebtedness, including any indebtedness under the Credit Agreement, respectively;
	•	senior to any of our and our subsidiary guarantors' future indebtedness expressly subordinated to the Class A Senior Subordinated Notes, respectively;
	•	senior to the Class B Senior Subordinated Notes and the guarantees thereof, respectively;
	•	senior to the Junior Subordinated Notes and the guarantees thereof, respectively; and
	•	equal to our guarantee of the New Senior Discount Notes, on the one hand, and the New Senior Discount Notes and the guarantees thereof by the subsidiaries of Merrill Communications, on the other hand, respectively.
Class B Senior Subordinated Notes:
Issuer	Merrill Corporation
Notes Offered	Class B Senior Subordinated Notes of Merrill Corporation.
Maturity	May 1, 2009.
Ranking	The Class B Senior Subordinated Notes and the guarantees thereof will rank:
	•	junior to all of our and our subsidiary guarantors' existing and future senior indebtedness, including (i) any indebtedness under the Credit Agreement, (ii) our guarantee of the New Senior Discount Notes, on the one hand, and the New Senior Discount Notes and the guarantees thereof by the subsidiaries of Merrill Communications, on the other hand and (iii) the Class A Senior Subordinated Notes and the guarantees thereof, respectively;
	•	senior to the Junior Subordinated Notes and the guarantees thereof, respectively; and
	•	senior to any of our and our subsidiary guarantors' future indebtedness expressly subordinated to the Class B Senior Subordinated Notes, respectively.

Board Representation	As long as the indenture relating to the Class B Senior Subordinated Notes has not been amended to require that all interest payments on the Class B Senior Subordinated Notes be made only in cash, the holders of a majority in aggregate principal amount of the Class B Senior Subordinated Notes will have the right to require us and a majority of our shareholders to elect one nominee to our board of directors and one nominee to the board of directors of Merrill Communications, subject in each case to certain limitations.
Preemptive Rights	We will offer to holders of the Class B Senior Subordinated Notes the right to refinance the New Senior Discount Notes in certain circumstances.
Common Terms of the New Senior Subordinated Notes:
Subsidiary Guarantees	Our obligations under the New Senior Subordinated Notes will be jointly and severally guaranteed on a senior subordinated basis by all of our existing domestic wholly-owned subsidiaries that have guaranteed the Credit Agreement and any future domestic wholly-owned subsidiary that guarantees the Credit Agreement.
Interest	Interest on the New Senior Subordinated Notes will accrue from the date of their issuance and be payable at the rates per annum in the table below. Interest will be payable semi-annually in arrears on June 30th and December 31st of each year, commencing on December 31, 2002, to holders of record on the immediately preceding June 15th and December 15th.
Interest on the New Senior Subordinated Notes will be payable in cash; provided that we may, subject to certain conditions, pay a portion of each interest payment by issuing additional New Senior Subordinated Notes ("PIK Notes") in a principal amount equal to the amount of interest otherwise due in cash in accordance with the following EBITDA-based (for the definition of EBITDA that applies to the issuance of the PIK Notes, see "Description of the New Securities—The New Senior Subordinated Notes—Definitions") performance thresholds for our immediately preceding four fiscal quarters:
Trailing 4 Fiscal Quarter EBITDA	Interest
>= $65 million	12% (cash only)
>= $60 million and < $65 million	13% (up to 7 percentage points may be paid in the form of PIK Notes; with the remainder paid in cash)
< $60 million	13% (up to 9 percentage points may be paid in the form of PIK Notes; with the remainder paid in cash)

The New Senior Subordinated Notes Indentures will place restrictions on our ability to issue PIK Notes in lieu of cash interest payments if we fail to meet certain minimum EBITDA targets on three consecutive, or four of six consecutive, interest payment dates. See "Description of the New Securities—The New Senior Subordinated Notes." In addition, the Credit Agreement Amendment will require that we issue the PIK Notes in lieu of cash interest payments to the maximum extent allowed by the above EBITDA-based performance thresholds. See "Risk Factors—Risks Associated with the New Securities—We may not be able to pay interest entirely in cash on the New Senior Subordinated Notes."

In addition to the scheduled interest on the New Senior Subordinated Notes for the period from the Closing Date to December 31, 2002, which is payable on December 31, 2002, a special payment equal to the interest that was due on exchanged Old Senior Subordinated Notes for the period from November 2, 2001 to May 1, 2002 and interest accrued on exchanged Old Senior Subordinated Notes from May 2, 2002 up to, but not including, the Closing Date will be paid to holders of the New Senior Subordinated Notes whereby each holder of record of New Senior Subordinated Notes on December 15, 2002 will receive a pro rata share of such special payment on December 31, 2002 in cash or, at our option in certain circumstances, partly through the issuance of PIK Notes as provided above. Assuming the Closing Date occurs on August 14, 2002, the amount of this interest would equal $94.33 per $1,000 aggregate principal amount of exchanged Old Senior Subordinated Notes.
Series B Warrants
Upon the issuance of PIK Notes in lieu of any portion of cash interest payments, we will also issue to holders of New Senior Subordinated Notes a variable number of Series B Warrants to purchase shares of our Class B common stock (the "Series B Warrants" and, together with the "Series A Warrants", the "New Warrants") based upon certain EBITDA-based performance thresholds. See "—The Series B Warrants."
Certain Covenants
The New Senior Subordinated Notes Indentures will contain certain covenants that, among other restrictions, limit our ability, and the ability of our restricted subsidiaries, to incur additional indebtedness, pay dividends and make certain investments, engage in transactions with our affiliates, sell assets, incur or suffer to exist certain liens securing indebtedness and engage in mergers and consolidations. The New Senior Subordinated Notes Indentures will also limit the amount of indebtedness our restricted subsidiaries may assume or guarantee. See "Description of the New Securities—The New Senior Subordinated Notes—Certain Covenants."

U.S. Federal Income Tax Treatment
We intend to treat and report the New Senior Subordinated Notes as contingent payment debt instruments for U.S. federal income tax purposes. Accordingly, you will be required to accrue interest income on the New Senior Subordinated Notes based on a constant yield, regardless of whether you use the cash or accrual method of tax accounting, and regardless of when payments in respect of such accrued interest will be received. Such yield will represent the yield we would pay on a fixed rate debt instrument without contingent payments but with terms and conditions otherwise similar to those of the New Senior Subordinated Notes. We intend to determine this yield in accordance with applicable U.S. Treasury regulations soon after the Exchange Offer is consummated. You should be aware that this yield may exceed the stated yield on the New Senior Subordinated Notes. Also, based upon the treatment of the New Senior Subordinated Notes as contingent payment debt instruments, any gain on the sale or other taxable disposition of a New Senior Subordinated Note generally will be treated as ordinary interest income. You should consult your own tax advisor regarding the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of the New Senior Subordinated Notes based upon your particular circumstances. See "Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Consequences to U.S. Holders—The New Senior Subordinated Notes."

The Series A Warrants

Issuer	Merrill Corporation.
Warrants Offered
245,500 Series A Warrants, each entitling its holder to acquire one share of our Class B common stock, representing in the aggregate 5.0% of our Class B common stock on a fully diluted basis as of the Closing Date. We have no shares of voting common stock outstanding other than the Class B common stock. See "Description of Capital Stock."
Expiration Date	The Series A Warrants will expire at 5:00 p.m. New York City time on May 1, 2009.
Exercise
Each Series A Warrant will entitle its holder to receive one fully paid and non-assessable share of our Class B common stock, at an exercise price of $0.01 per share (subject to adjustment). The Series A Warrants are exercisable at any time on or after their issuance.
Call Options
We and our existing holders of Class B common stock will have the right, exercisable until the third anniversary of the Closing Date, to purchase the Series A Warrants and any shares of Class B common stock issuable upon their exercise, at a price (subject to adjustment) of $15.27 per Series A Warrant and $15.28 per share of Class B common stock. See "Description of the New Securities—The New Warrants" and "Principal Shareholders."
Rights as Shareholder	Holders of Series A Warrants will not, by virtue of being holders of Series A Warrants, have any rights of our shareholders.
Transfer Restrictions
Neither the Series A Warrants nor our Class B common stock have been registered under the Securities Act and neither may be offered or sold within the United States or to, or for the benefit of, U.S. persons except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. Any shares of Class B common stock issued upon exercise of a Series A Warrant prior to the third anniversary of the Closing Date will be held in escrow by the warrant agent for the benefit of the holder of such Series A Warrant until the third anniversary of the Closing Date. See "Description of the New Securities—The New Warrants" and "Notice to Investors and Transfer Restrictions."
U.S. Federal Income Tax Treatment
The exercise of Series A Warrants generally will not result in the recognition of gain or loss except with respect to (i) cash received in lieu of a fractional share of our Class B common stock, and (ii) cash deemed to be received in exchange for Series A Warrants in connection with a cashless exercise. You generally will not recognize income, gain or loss in respect of your Series A Warrants until their expiration, sale or other taxable disposition. In certain circumstances, you may be deemed to have received a dividend from us as a result of adjustments to the number of shares of Class B common stock to be issued on exercise of a Series A Warrant, or upon the failure to make such an adjustment. See "Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Consequences to U.S. Holders—New Warrants."

The Series B Warrants

Issuer	Merrill Corporation.
Issuance
The Series B Warrants will be issued to holders of New Senior Subordinated Notes upon each issuance of PIK Notes by us in lieu of any portion of cash interest on the New Senior Subordinated Notes. Upon each such issuance of PIK Notes, we will issue to each holder of New Senior Subordinated Notes then outstanding a pro rata share of the number of Series B Warrants set forth opposite our trailing 4 fiscal quarter EBITDA (as defined in the New Senior Subordinated Notes Indentures) immediately prior to such issuance of PIK Notes in the table below:
Trailing 4 Fiscal Quarter EBITDA	Number of Series B Warrants
>= $65.0 million	—
>= $60.0 million and < $65.0 million	151,852
< $60.0 million	258,415

provided that each number of Series B Warrants set forth in the table above will be multiplied by 150% for any issuance of PIK Notes on or after the fourth anniversary of the Closing Date. See "Description of the New Securities—The New Warrants."
Exercise	Each Series B Warrant will entitle the holder thereof to receive one fully paid and non-assessable share of our Class B common stock, at an exercise price of $0.01 per share (subject to adjustment).
Expiration Date	The Series B Warrants will expire at 5:00 p.m. New York City time on May 1, 2009.
Rights as Shareholder	Holders of Series B Warrants will not, by virtue of being holders of Series B Warrants, have any rights of our shareholders.
Transfer Restrictions
Neither the Series B Warrants nor our Class B common stock have been registered under the Securities Act and neither may be offered or sold within the United States or to, or for the benefit of, U.S. persons except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. See "Description of the New Securities—The New Warrants" and "Notice to Investors and Transfer Restrictions."
U.S. Federal Income Tax Treatment
The exercise of Series B Warrants generally will not result in the recognition of gain or loss except with respect to (i) cash received in lieu of a fractional share of our Class B common stock, and (ii) cash deemed to be received in exchange for Series B Warrants in connection with a cashless exercise. You generally will not recognize income, gain or loss in respect of your Series B Warrants until their expiration, sale or other taxable disposition. In certain circumstances, you may be deemed to have received a dividend from us as a result of adjustments to the number of shares of Class B common stock to be issued on exercise of a Series B Warrant, or upon the failure to make such an adjustment. See "Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Consequences to U.S. Holders—New Warrants."

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

        The tables set forth certain summary consolidated financial information for each of the five fiscal years ended January 31, 1998, 1999, 2000, 2001 and 2002 and the three-month periods ended April 30, 2001 and 2002. We derived the summary consolidated statements of operations data and consolidated balance sheet data as of January 31, 1998, 1999, 2000, 2001 and 2002 and for each of the five years ended in the period January 31, 2002 from our consolidated financial statements, which have been audited by PricewaterhouseCoopers LLP, independent accountants. We derived the summary consolidated financial information as of and for the three months ended April 30, 2001 and 2002 from our unaudited consolidated financial statements, which are included elsewhere in this Offering Circular. In the opinion of management, all adjustments considered necessary for a fair presentation have been included in our unaudited consolidated financial information. Interim results for the three months ended April 30, 2002, are not necessarily indicative of results that can be expected for fiscal year 2003. You should read the summary consolidated financial data presented below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the notes thereto included elsewhere in this Offering Circular.

	Year Ended January 31,					Three Months Ended April 30,
	1998	1999	2000	2001	2002	2001	2002
	(dollars in millions, except ratios)
Statement of Operations Data:
Revenue	$459.5	$509.5	$587.7	$649.5	$602.9	$167.2	$159.2
Gross profit	164.1	178.9	194.3	201.3	192.0	57.0	59.2
Operating income	50.0	51.2	5.3	25.0	32.5	11.3	15.4
Interest expense, net	4.0	3.6	12.8	42.6	44.6	12.0	9.7
Net income (loss)	26.0	26.5	(16.4)	(12.8)	(9.9)	(2.1)	3.1
Balance Sheet Data (at end of period):
Cash and cash equivalents	$2.5	$23.5	$14.5	$22.9	$45.9	23.4	15.4
Working capital(1)	77.6	60.5	99.8	84.1	37.0	86.7	72.8
Total assets	246.5	265.9	354.9	349.3	333.9	378.1	344.4
Total debt(2)	42.7	41.9	356.3	360.6	336.4	359.4	334.7
Redeemable preferred stock	—	—	35.7	42.3	49.5	43.6	51.5
Total shareholders' equity (deficit)	125.7	141.2	(129.5)	(143.9)	(161.7)	(146.5)	(160.2)
Other Data:
EBITDA(3)	$67.6	$71.1	$28.7	$48.8	$55.0	$17.1	$19.4
Adjusted EBITDA(3)	67.6	71.1	74.2	53.3	61.6	19.0	20.9
Capital expenditures	17.1	16.5	15.3	14.0	10.9	2.8	1.2
Depreciation and amortization(4)	17.6	19.9	23.4	23.8	22.5	5.8	3.9
Ratio of earnings to fixed charges(5)	7.6x	7.8x	—	—	—	—	1.4x

(1)
Excludes cash and current maturities of debt and capital lease obligations.

(2)
Total debt includes all debt and capital lease obligations.

(3)
Earnings before interest, taxes, depreciation and amortization ("EBITDA") is a key financial measure but should not be construed as an alternative to operating income or cash flows from operating activities (as determined in accordance with accounting principles generally accepted in the United States of America). EBITDA in the above table, reflects operating income, as set forth in our financial statements, plus depreciation and amortization, as defined in (4) below, and does not include other adjustments that are included in the definition of EBITDA for purposes of the Credit Agreement nor the New Senior Subordinated Notes Indentures. We believe that EBITDA is a useful supplement to net income and other income statement data in understanding cash flows generated from operations that are available for taxes, debt service and capital expenditures. Adjusted EBITDA, which represents EBITDA, as defined, adjusted for merger and nonrecurring costs, restructuring costs and start-up and, in fiscal year 2000, transition costs of $2.9 million related to international operations and new customer accounts, is presented because we believe it is a meaningful indicator of our operating performance.

(4)
Depreciation and amortization includes a $1.2 million goodwill write-down for fiscal year 1999.

(5)
For purposes of determining the ratio of earnings to fixed charges, earnings are defined as earnings before income taxes and extraordinary items, plus fixed charges. Fixed charges consist of interest expense, including capitalized interest, amortization of debt issuance costs and a portion of operating lease rental expense deemed to be representative of the interest factor. Deficiency in earnings available to cover fixed charges for fiscal years 2000, 2001 and 2002 was $8.8 million, $16.0 million and $11.9 million, respectively, and for the three months ended April 30, 2001 was $1.4 million.

RISK FACTORS

        The New Securities offered by this Offering Circular involve a substantial degree of risk. You should carefully consider these risks, together with all of the other information included in this Offering Circular, before you decide to exchange your Old Senior Subordinated Notes or deliver your consent to the Proposed Amendments. The risks and uncertainties described below are the material risks facing you and us with respect to your investment. Additional risks and uncertainties may also adversely impair our business operations. If any of these risks materialize, our business, financial condition, results of operations and prospects would likely suffer.

Risks Associated with the Exchange Offer

  If we cannot consummate the Exchange Offer and Consent Solicitation, we will not be able to implement the Restructuring.

        The consummation of the Exchange Offer and Consent Solicitation is conditioned upon, among other things:

  •
  holders of not less than 97.5% of the outstanding (as defined in the Old Indenture) aggregate principal amount of the Old Senior Subordinated Notes validly tendering and not properly withdrawing their Old Senior Subordinated Notes prior to the Expiration Date; provided that we may in our sole discretion reduce this percentage to not less than 85.0% with the consent of the lenders under the Credit Agreement,

  •
  holders of not less than two-thirds of the outstanding aggregate principal amount of the Old Senior Subordinated Notes consenting to the Proposed Amendments prior to the Expiration Date,

  •
  consummation of the Senior Discount Notes Amendment,

  •
  consummation of the Preferred Stock Amendment,

  •
  Final Effectiveness of the Credit Agreement Amendment, and

  •
  the consummation of the Capital Infusion.

        Your failure to tender your Old Senior Subordinated Notes and give your consent to the Proposed Amendments may prevent us from receiving the required numbers of tenders and consents upon which the consummation of the Exchange Offer and Consent Solicitation are conditioned. In such case, we will not be able to complete the Restructuring and there may be a substantial risk of exposure to bankruptcy or insolvency-related proceedings and termination of our business operations. In addition, we can give no assurance that, even if the requisite percentages of consents to the Proposed Amendments and tenders of Old Senior Subordinated Notes are attained, certain other conditions to the Restructuring, other than the consummation of the Exchange Offer and Consent Solicitation, will be fulfilled and that the Restructuring will be implemented.

  Failure to implement the Restructuring may substantially harm our ability to meet our obligations under the Old Senior Subordinated Notes and successfully execute our business strategy.

        We currently face a significant lack of liquidity as a result of several factors that have adversely affected our revenue and cost structure, including, but not limited to, a significant decline in market demand for financial printing and a relatively high fixed-cost structure for this business unit. We have responded to these developments by seeking to implement the Restructuring. The successful implementation of each element of the Restructuring is a condition to the consummation of the Exchange Offer and Consent Solicitation. In addition to the Exchange Offer and Consent Solicitation, other components of the Restructuring include the Credit Agreement Amendment and the consummation of each of the Capital Infusion, the Senior Discount Notes Amendment and the Preferred Stock Amendment. Failure to implement each element of the Restructuring will impede our ability to successfully react to the challenges we now face and may create a substantial risk of exposure to bankruptcy or insolvency-related proceedings.

  If the Restructuring is not implemented, we may face a substantial risk of bankruptcy or insolvency-related proceedings.

        If the Restructuring is not successfully implemented and we cannot take other steps to ease our present lack of liquidity, we may not have sufficient resources to meet some of our payment obligations under certain of our debt agreements. If this were to occur, our debt may be accelerated and there would be a significant risk that we would not be able to meet accelerated debt payment obligations. As a result, some or all of our creditors may have the option of taking legal action against us, including instituting a bankruptcy or insolvency proceeding, or we may choose to institute voluntary bankruptcy proceedings. If any such proceedings were to be instituted, there can be no assurance as to the extent of their duration, the ability of holders of the Old Senior Subordinated Notes to influence the outcome of such proceedings or that holders of the Old Senior Subordinated Notes would receive any meaningful recovery from the proceeds thereof.

Risks Associated with Failing to Tender Your Old Senior Subordinated Notes Pursuant to the Exchange Offer

  If you do not exchange your Old Senior Subordinated Notes, your rights under the Old Indenture will be substantially diminished upon consummation of the Exchange Offer.

        If the Exchange Offer is consummated and the Proposed Amendments to the Old Indenture governing your rights as a holder of the Old Senior Subordinated Notes become effective, Old Senior Subordinated Notes not exchanged pursuant to the Exchange Offer, become Junior Subordinated Notes, and will no longer be entitled to the benefits of substantially all of the restrictive covenants currently contained in the Old Indenture. The subordination provisions of the Old Senior Subordinated Notes will be changed and your ability to accelerate our payment obligations under the Old Senior Subordinated Notes will be severely limited. The modification or elimination of these provisions of the Old Indenture will make the Junior Subordinated Notes subordinated to the New Senior Subordinated Notes and will allow us to take actions that could further increase the credit risks associated with the Junior Subordinated Notes, including, among other things, subordinating the Junior Subordinated Notes to additional debt. Assuming we had consummated each element of the Restructuring on April 30, 2002 and that 97.5% of the outstanding aggregate principal amount of Old Senior Subordinated Notes have been exchanged, the change to the subordination provisions of the Old Indenture would subordinate the Junior Subordinated Notes to a total of $341.2 million of indebtedness.

  If you do not exchange your Old Senior Subordinated Notes, there may be a less liquid trading market for your Old Senior Subordinated Notes.

        Currently, there is a limited trading market for the Old Senior Subordinated Notes. To the extent that Old Senior Subordinated Notes are tendered and accepted for exchange in the Exchange Offer, the trading market for the Junior Subordinated Notes will become even further limited. A debt security with a smaller outstanding aggregate principal amount available for trading, or a smaller "float," may command a lower price than would a comparable debt security with a greater float. The reduced float may also tend to make the trading price more volatile. The extent of the market for the Junior Subordinated Notes following the consummation of the Exchange Offer will depend upon, among other things, the aggregate principal amount of such Junior Subordinated Notes and the number of holders remaining at such time.

Risks Associated with the New Securities

  We may be unable to satisfy our debt obligations even if the Restructuring is completed.

        We believe that the successful completion of the Restructuring offers to us the strongest opportunity to create a capital and liquidity structure that will permit us to meet anticipated obligations and successfully react to the challenges we now face. However, even if the Restructuring is successfully implemented, we can give no assurance that its assumptions regarding economic growth, a recovery in demand for our services or our access to future sources of working capital and financing, which are essential to its future success, will prove to be accurate. Therefore, we can give no assurance that full implementation of the Restructuring will enable us to meet our obligations to you or our other creditors.

  The New Senior Subordinated Notes Indentures will contain restrictive covenants that limit our ability, and that of certain of our subsidiaries, to incur additional debt and restricts our business activities and transactions.

        The New Senior Subordinated Notes Indentures will contain a number of covenants that will impose significant operating and financial restrictions on us and certain of our subsidiaries. These restrictions significantly limit or prohibit, among other things, our ability, and that of certain of our subsidiaries, to incur additional indebtedness, repay other indebtedness prior to stated maturities or amend other debt instruments, create liens on assets, engage in mergers or consolidations, or engage in certain other transactions with subsidiaries and affiliates and otherwise restrict corporate activities. See "Description of the New Securities—The New Senior Subordinated Notes—Covenants." These restrictions could limit our ability, and that of certain of our subsidiaries, to obtain future financing, make needed capital expenditures, withstand a future downturn in our business or the economy in general or otherwise conduct necessary corporate activities. A failure by us or certain of our subsidiaries to comply with these restrictions could lead to a default under the terms of the New Senior Subordinated Notes, notwithstanding our ability to meet our debt service obligations. Upon the occurrence of such a default, the holders of the New Senior Subordinated Notes could elect to declare all such debt, together with accrued and unpaid interest thereon, to be due and payable. This declaration would then constitute an event of default under the Credit Agreement. If such events occur, there can be no assurance that we would be able to make such payments or borrow sufficient funds from alternative sources to make such payments. Even if additional financing could be obtained, there can be no assurance that it could be obtained on commercially reasonable terms.

  You may not be able to sell your New Senior Subordinated Notes.

        We do not intend to list any of the New Senior Subordinated Notes on any stock exchange and there may not be an active trading market for the New Senior Subordinated Notes. Therefore, you may not be able to sell your New Senior Subordinated Notes. The New Senior Subordinated Notes are new securities for which there is currently no established market. Any decline in the market for similar securities, independent of our prospects or financial performance, may also diminish the liquidity of, and trading market for, the New Senior Subordinated Notes.

  The guarantee of the New Senior Subordinated Notes by our wholly-owned domestic subsidiaries may not provide adequate security to your investment in the New Senior Subordinated Notes.

        Each of our wholly-owned domestic subsidiaries that is a restricted subsidiary will guarantee the New Senior Subordinated Notes. Your right to receive payments under the New Senior Subordinated Notes will be junior to all liabilities of any of our subsidiaries that have not guaranteed the New Senior Subordinated Notes. As of April 30, 2002, our non-guarantor subsidiaries represented 4.5% of our total assets, on a consolidated basis, and, for the three months ended April 30, 2002, 3.6% of our net revenue, on a consolidated basis.

  Because the New Senior Subordinated Notes and guarantees will rank behind our and the subsidiary guarantors' secured and senior indebtedness, respectively, holders of New Senior Subordinated Notes may receive proportionately less than holders of our secured and senior debt in a bankruptcy, liquidation, reorganization or similar proceeding.

        The New Senior Subordinated Notes and guarantees will rank behind our secured debt and that of the subsidiary guarantors to the extent of the assets securing that indebtedness. The New Senior Subordinated Notes and guarantees will also rank behind all of our and the subsidiary guarantors' existing and future senior indebtedness, including all indebtedness under, and guarantees of, the Credit Agreement, respectively. As a result, if we become insolvent or enter into a bankruptcy or similar proceeding, then the holders of our senior indebtedness must be paid in full before holders of the New Senior Subordinated Notes are paid. In addition, we cannot make any cash payments to you if we have failed to make payments to holders of designated senior indebtedness. Under certain circumstances, we cannot make any payments to you for a period of up to 179 days if a non-payment default exists under our designated senior indebtedness. Assuming we had consummated each element of the Restructuring on April 30, 2002 and that 100.0% of the aggregate principal amount of the Old Senior Subordinated Notes had been exchanged, the Class A Senior Subordinated Notes would rank behind in right of payment to $170.8 million of senior indebtedness and the Class B Senior Subordinated Notes would rank behind in right of payment to $225.1 million of senior indebtedness.

  We may incur additional indebtedness ranking equal to the Class B Senior Subordinated Notes or the guarantees thereof.

        Even though our ability to incur additional indebtedness is severely limited by the New Senior Subordinated Indentures and the Credit Agreement, if we or any subsidiary guarantor incurs any additional debt that ranks equally with the Class B Senior Subordinated Notes or the guarantees thereof, including trade payables, the holders of that debt will be entitled to share ratably with you (as a holder of Class B Senior Subordinated Notes) in any proceeds distributed in connection with any insolvency, liquidation, reorganization, dissolution or other winding-up of our operations. This may have the effect of reducing the amount of proceeds paid to you (as a holder of Class B Senior Subordinated Notes).

  If our subsidiaries cannot distribute cash to us, then we may not be able to meet our debt service obligations.

        Because we are a holding company with no direct operations and no significant assets other than the limited liability company interests in Merrill Communications, which have been pledged to secure Merrill Communications' obligations under the Credit Agreement, we are dependent on the cash flows of our direct and indirect subsidiaries to meet our obligations, including the payment of principal and interest on the New Senior Subordinated Notes. We and Merrill Communications are parties to the Credit Agreement, which imposes restrictions on the ability of Merrill Communications and its subsidiaries to pay dividends to us other than for the purpose of making current payments of principal and interest on the New Senior Subordinated Notes (but only to the extent we cannot issue PIK Notes in lieu of cash interest) and specified fees and expenses incurred by us. For more information about the Credit Agreement, you should read the section entitled "Description of the Credit Agreement." Subject to the restrictions contained in the New Senior Subordinated Notes Indentures, future borrowings by our subsidiaries may contain restrictions or prohibitions on the payment of dividends by our subsidiaries to us.

        In addition, under applicable state law, our subsidiaries may be limited in the amounts that they are permitted to pay as dividends to us on their capital stock. In particular, under Delaware law, a limited liability company, such as Merrill Communications, may not make distributions to its members if, after giving effect to those distributions, the liabilities of the limited liability company could exceed the fair market value of its assets. We cannot predict what the value of our subsidiaries' assets or the amount of their liabilities will be in the future and whether those amounts will permit the payment of distributions to us. Accordingly, we cannot assure you that we will be able to pay our debt service obligations on the New Senior Subordinated Notes.

  We may be unable to pay interest entirely in cash on the New Senior Subordinated Notes.

        In the event that we do not achieve certain EBITDA targets in the four quarters immediately preceding an interest payment date, the New Senior Subordinated Notes Indentures allow us to pay interest partly in cash and partly by issuing PIK Notes in lieu of cash on the New Senior Subordinated Notes. The Credit Agreement Amendment will require us to exercise this option of issuing PIK Notes to the maximum extent allowed under the New Senior Subordinated Notes Indentures. As a result, you may not receive interest payments entirely in cash on the New Senior Subordinated Notes. In addition, the issuance of PIK Notes on three consecutive, or four of six consecutive, interest payment dates would be a default under the New Senior Subordinated Notes Indentures. This would constitute an event of default under the Credit Agreement and may result in an acceleration of the indebtedness under the Credit Agreement. Under these circumstances, the subordination provisions of the New Senior Subordinated Notes Indentures would restrict us from making payments to the holders of the New Senior Subordinated Notes.

  We may be unable to purchase the New Senior Subordinated Notes upon a change of control.

        Upon the occurrence of "change of control" events specified in "Description of the New Securities—The New Senior Subordinated Notes," you may require us to purchase your New Senior Subordinated Notes at 101% of their principal amount, plus accrued interest. The terms of the Credit Agreement limit our ability to purchase your Class A Senior Subordinated Notes in those circumstances. Similarly, the Credit Agreement, the New Senior Discount Notes and the Class A Senior Subordinated Notes limit our ability to purchase your Class B Senior Subordinated Notes in those circumstances. Any of our future debt agreements may contain similar restrictions and provisions. Accordingly, we may not be able to satisfy our obligations to purchase your New Senior Subordinated Notes unless we are able to refinance or obtain waivers under the Credit Agreement and other indebtedness with similar restrictions. We cannot assure you that we will have the financial resources to purchase your New Senior Subordinated Notes, particularly if that change of control event triggers a similar repurchase requirement for, or results in the acceleration of, other indebtedness. The Credit Agreement provides that certain change of control events will constitute a default and could result in the acceleration of our indebtedness under the Credit Agreement. Failure to make a required repurchase of New Senior Subordinated Notes would be an event of default under the New Senior Subordinated Notes Indentures and would allow the indebtedness evidenced by the New Senior Subordinated Notes to be accelerated. This would constitute an event of default under the Credit Agreement and may result in an acceleration of the indebtedness under the Credit Agreement. Under these circumstances, the subordination provisions of the New Senior Subordinated Notes Indentures would restrict us from making payments to the holders of the New Senior Subordinated Notes.

  Federal and state statutes allow courts, under specific circumstances, to void guarantees and require holders to return payments received from guarantors.

        The New Senior Subordinated Notes will be guaranteed by our wholly-owned domestic subsidiaries that are restricted subsidiaries. If a bankruptcy case or lawsuit is initiated with respect to a subsidiary guarantor, the debt represented by the guarantee entered into by that subsidiary guarantor may be reviewed under federal bankruptcy law and comparable provisions of state fraudulent transfer laws. Under these laws, a guarantee could be voided or claims in respect of a guarantee could be subordinated to certain obligations of the subsidiary guarantor if, among other things, the subsidiary guarantor, at the time it entered into the guarantee, received less than reasonably equivalent value of fair consideration for entering into the guarantee and either:

  •
  was insolvent or rendered insolvent by reason of entering into the guarantee;

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  was engaged in a business or transaction for which the subsidiary guarantor's remaining assets constituted unreasonably small capital; or

  •
  intended to incur, or believed that it would incur, debts or contingent liabilities beyond its ability to pay such debts or contingent liabilities as they became due.

        In addition, any payment by the subsidiary guarantor could be voided and required to be returned to the subsidiary guarantor or to a fund for the benefit of creditors of the subsidiary guarantor under such circumstances.

        If a guarantee of a subsidiary were voided as a fraudulent conveyance or held unenforceable for any other reason, holders of the New Senior Subordinated Notes would be solely creditors of our company and creditors of our other subsidiaries that have validly guaranteed these notes. These notes then would be effectively subordinated to all obligations of the subsidiary whose guarantee was voided.

  Restrictions on resale

        The Series A Warrants, any Series B Warrants that you may receive and any shares of Class B common stock issuable upon their exercise have not been registered under the Securities Act or any state securities laws and, unless so registered, may not be offered or sold except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. See "Notice to Investors and Transfer Restrictions."

  Ability to exercise New Warrants

        Holders of New Warrants will be able to exercise their New Warrants only if a registration statement relating to the shares of Class B common stock underlying the New Warrants is then in effect or the exercise of such New Warrants is exempt from the registration requirements of the Securities Act and such securities are qualified for sale or exempt from qualification under the applicable securities laws of the states or other jurisdictions in which the various holders of the warrants reside. See "Description of the New Securities—The New Warrants."

  Absence of public market

        The Series A Warrants are a new issue of securities and any issuance of Series B Warrants would be a new issue of securities, in each case for which there is currently no established market. Similarly, there is currently no established market for our Class B common stock underlying the New Warrants. There can be no assurance as to (1) the liquidity of any such market that may develop, (2) the ability of the holders of New Warrants or Class B common stock to sell such securities, or (3) the price at which the holders of New Warrants or Class B common stock would be able to sell such securities. If such a market were to exist, such securities could trade at prices that may be higher or lower than their purchase price, depending on many factors, including prevailing interest rates, the market for similar securities and our financial performance. We do not presently intend to apply for listing of the New Warrants or Class B common stock on any national securities exchange or on the Nasdaq National Market. As a result of the above factors, no assurance can be given as to the development or liquidity of any market for the New Warrants or Class B common stock. In addition, should any such market develop, it is extremely unlikely that such market will be liquid.

  There can be no assurance that the holders of the New Senior Discount Notes and the holders of the Class A Senior Subordinated Notes will be treated as a single class in any future plan of reorganization.

        As part of the Senior Discount Notes Amendment, the holders of the New Senior Discount Notes will agree to vote together with the holders of the Class A Senior Subordinated Notes as a single class on any future plan of reorganization. It is unclear if this agreement is enforceable. Even if this agreement is enforceable, there can be no assurance that the holders of the New Senior Discount Notes will be determined to be in the same class as the holders of the Class A Senior Subordinated Notes for purposes of voting on any plan of reorganization.

  For U.S. federal income tax purposes, you will be taxable on interest income with respect to your New Senior Subordinated Notes based on a yield that will not be determined until after the Expiration Date.

        We intend to treat and report the New Senior Subordinated Notes as contingent payment debt instruments for U.S. federal income tax purposes. Accordingly, you will be required to accrue interest income over the term of the New Senior Subordinated Notes based on a constant yield, regardless of whether you use the cash or accrual method of tax accounting, and regardless of when payments in respect of such accrued interest will be received. Such yield will represent the yield we would pay on a fixed rate debt instrument without contingent payments but with terms and conditions otherwise similar to those of the New Senior Subordinated Notes. We intend to determine this yield in accordance with applicable U.S. Treasury regulations soon after the Exchange Offer is consummated. You should be aware that this yield may exceed the stated yield on the New Senior Subordinated Notes. You should consult your own tax advisor regarding the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of the New Senior Subordinated Notes based upon your particular circumstances. See "Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Consequences to U.S. Holders—The New Senior Subordinated Notes."

Risks Associated with Our Indebtedness

  The level of our indebtedness could divert our cash flow from operations to debt payments, limit our ability to borrow funds and increase our vulnerability to general adverse economic and industry conditions.

        The level of our indebtedness could have important consequences to you. For example, it could:

  •
  make it more difficult for us to pay our debts and meet our other financial obligations as they become due during general negative economic and market industry conditions because, if our revenue decreases, we may not have sufficient cash flow from operations to make our scheduled debt and financial obligation payments;

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  require us to dedicate a substantial portion of our cash flow from operations to payments on our debt, which would reduce cash flow available for general corporate purposes, including capital expenditures and acquisitions;

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  limit our ability to obtain additional debt financing in the future for working capital, capital expenditures or acquisitions;

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  increase our vulnerability to general adverse economic and industry conditions;

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  limit our flexibility in planning for or reacting to competitive and other changes in our industry and economic conditions generally;

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  expose us to risks inherent in interest rate fluctuations because some of our borrowings will be at variable rates of interest, which could result in higher interest expense in the event of increases in interest rates; and

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  place us at a disadvantage compared to our competitors that have less debt.

  We may not have sufficient cash flow from operations, available cash and available borrowings under our Credit Agreement to service our indebtedness.

        Our ability to pay or to refinance our indebtedness will depend upon our future operating performance, which will be affected by general economic, financial, competitive, legislative, regulatory, business and other factors beyond our control. We anticipate that our operating cash flow, together with funds Merrill Communications can borrow under the Credit Agreement, will be sufficient to meet anticipated future operating expenses, to fund capital expenditures and to service our debt as it becomes due. However, we cannot assure you that our business will generate sufficient cash flow from operations, that our currently anticipated revenue and cash flow growth will be realized or that future borrowings will be available to us under the Credit Agreement in an amount sufficient to enable us to pay our indebtedness, or to fund our other liquidity needs. If we are unable to meet our debt service obligations or fund our other liquidity needs, we may need to restructure or refinance our indebtedness or seek additional equity capital. We cannot assure you that we will be able to accomplish those actions on satisfactory terms, if at all.

  The restrictive covenants in the Credit Agreement limit our ability to respond to changing economic and business conditions and may place us at a competitive disadvantage relative to other companies that are subject to fewer or less restrictive limitations.

        The restrictive covenants in the Credit Agreement limit the amount and kind of distributions that we and our subsidiaries may make and our ability to dispose of operations or to engage in mergers. These restrictions can adversely affect our ability to respond to changing economic and business conditions and may place us at a competitive disadvantage relative to other companies that are subject to fewer or less restrictive limitations. Transactions that we may view as important opportunities, such as acquisitions, are also subject to the consent of lenders under our Credit Agreement, which may be withheld or granted subject to conditions specified at the time that may affect the attractiveness or viability of the transaction.

Risks Associated with Our Business and Industry

  Revenue from financial disclosure documents is subject to volatility in demand, which could adversely affect our operating results.

        Demand for services provided by our Financial Document Services and, to a lesser extent, Strategic Communication Services business units can be affected by volatility in domestic and international markets due to economic, political and other events beyond our control. During fiscal year 2001 and 2002, we experienced declines in certain of our businesses, in particular, due to the soft and volatile financial market. While we have seen some economic recovery in our businesses, any continued financial crisis or prolonged period of market uncertainty that reduces transactional activity could affect, and has materially adversely affected, our operating results and financial condition.

        While we believe that our strong technology focus positions us to capitalize on changing communication demands, developments in e-commerce and the growing acceptance of outsourcing as a management tool, we anticipate that our Financial Document Services and Strategic Communication Services business units will continue to contribute a material amount to our operating results. The market for these services depends in part on the demand for financial disclosure documents, which is driven largely by the Securities Exchange Commission and other regulatory bodies. Any rulemaking affecting the content of offering and other disclosure documents and their delivery could have an adverse effect on our business.

  Our industry is highly competitive and we may not be able to compete effectively, which would harm our business and operating results.

        Competition in our industry is intense. In our Financial Document Services, Strategic Communication Services and Merrill Print Group business units we compete with large, national financial printers, which may have greater financial resources than we do and which are capable of competing effectively in our marketplace. We also compete with many smaller, regional financial printers across the United States in these business units. In our Document Management Services business unit we compete with nationwide services companies, as well as a number of smaller, local companies. Competition in our industry for all of our business units is based principally on quality of service, price, technological capability and established relationships. We cannot assure you that we will be able to compete effectively in all these areas in the future, which would harm our business and operating results.

  Our financial condition and existing default under our Credit Agreement has caused some clients to use other services providers, has caused retained clients to require more stringent controls on our services, and has caused prospective clients to delay full implementation of services.

        Because of our current financial condition and existing default under our Credit Agreement, our competitors have been forcefully pursuing our long-term clients and some clients have elected to use services provided by our competitors. Some clients that have continued to use our services have put more onerous restrictions on us (such as requiring us to deliver electronic files to them periodically), have put pricing pressures on us, or have deferred full implementation of our services to minimize their risk. Continuing prolonged financial difficulties could further weaken our bargaining position relative to our clients and may cause more of our clients to look to our competitors for services.

  A material amount of our revenue is derived from traditional financial printing services, and we may not be able to reduce our dependence on this revenue if our focus on the value we can add to those services through our other technology-oriented products is not successful.

        An important objective of our business plan is to reduce the proportion of our revenue derived from traditional, transaction-related financial printing services by focusing on the value we can add to those services through our platform of advanced electronic, digital and Internet-based solutions. We believe that this focus, which emphasizes highly customized services, will lead to more stable recurring revenue from long-term contracts and to more opportunities to become a client's preferred vendor for new or enhanced products and services. While our track record for creating and selling technology-based solutions is strong so far, this strategy has many risks, including the following:

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  the pace of technological changes affecting our business units and our clients' needs has been rapid and could make some of our products and services obsolete before we have recovered the cost of developing them or obtained the planned return on our investment;

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  product innovations and effective servicing of our client relationships require a large investment in personnel and training. The market for technical staff is exceptionally competitive, and we may not be able to attract and retain sufficient qualified personnel to implement our plan fully;

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  because technology-based markets are evolving so rapidly, they are very fragmented, with numerous competing products and services. The markets are particularly fragmented in our Strategic Communication Services and Document Management Services business units. Competitors that have greater experience, resources or a more widely accepted reputation for providing technology-based solutions may be better able to gain market share in our targeted markets or develop "next generation" products more quickly and comprehensively; and

  •
  many of our technology-based solutions are most efficient and command better prices when they are part of a package of bundled services. If a client buys only one component of a package of bundled services, it may be more difficult for it to achieve the benefits of a long-term relationship with that client, including our revenue and margin objectives.

  If we are unable to retain our key employees and attract and retain other qualified personnel, our business could suffer.

        Our ability to grow and our future success will depend to a significant extent on the continued contributions of our senior management, in particular John Castro and Rick Atterbury, and technical and sales personnel, many of whom would be difficult to replace. We do not have key person life insurance on all of our key personnel.

        Our future success will also depend in large part on our ability to identify, attract and retain other highly qualified managerial, technical, sales and marketing and customer service personnel. Competition for these individuals is intense, especially in the markets in which we operate. We may not succeed in identifying, attracting and retaining these personnel. Further, competitors and other entities have in the past recruited and may in the future attempt to recruit our employees, particularly our sales personnel. The loss of the services of any of our key personnel, the inability to identify, attract or retain qualified personnel in the future or delays in hiring qualified personnel, particularly technical and sales personnel, could make it difficult for us to manage our business and meet key objectives, such as the timely introduction of new technology-based products and services, which would harm our business, financial condition and operating results.

  The interests of our controlling shareholders may be in conflict with your interests as a holder of New Securities. This conflict could result in corporate decision-making that involves disproportionate risks to the holders of the New Securities, including our ability to service our indebtedness or pay the principal amount of indebtedness when due.

        Circumstances may occur in which the interests of our principal shareholders could be in conflict with your interests as a holder of New Securities. For example, these shareholders may have an interest in pursuing transactions that, in their judgment, enhance the value of the equity in our company, even though those transactions may involve risks to you as a holder of the New Securities, particularly the New Senior Subordinated Notes.

        On a pro forma basis, after giving effect to the Restructuring, DLJMB will hold approximately 46.8% of the outstanding shares of our Class B common stock, assuming (1) the exercise of all outstanding options, (2) the vesting of all coinvestment shares, (3) the exercise of all outstanding warrants issued in connection with the offering of the Old Senior Subordinated Notes in November 1999, (4) the exercise of the Old Preferred Stock Warrants (as defined under "Description of Capital Stock"), and (5) the exercise of the Series A Warrants. As a result, DLJMB controls us and has the power to elect a majority of our directors, appoint new management and approve any action requiring the approval of the holders of Class B common stock, including adopting amendments to our articles of incorporation and approving acquisitions or sales of all or substantially all of our assets. The directors elected by DLJMB have the ability to control decisions affecting our capital structure, including the issuance of additional capital stock, the implementation of stock repurchase programs and the declaration of dividends.

USE OF PROCEEDS

        We will not receive any proceeds from the issuance of the New Securities.

CAPITALIZATION

        The following table sets forth our consolidated capitalization as of April 30, 2002, and as adjusted to give effect to the Restructuring as though it became effective on April 30, 2002. The adjustments giving effect to the Restructuring assume all of the Old Senior Subordinated Notes are tendered. The information presented below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" section and our consolidated financial statements included elsewhere in this Offering Circular.

	As of April 30, 2002
	Historical	As Adjusted
	(Dollars in millions)
Cash and cash equivalents (1)	$15.4	$1.1
Long-Term Debt:
Credit Agreement
Term Loan A (2)	54.2	48.5
Term Loan B (2)	136.6	122.3
New Senior Discount Notes (3)	—	29.3
Senior Discount Notes (3)	10.8	—
New Senior Subordinated Notes
Class A (4)	—	25.0
Class B (4)	—	119.7
Old Senior Subordinated Notes (4)	130.5	—

Total Long-Term Debt	332.1	344.8

New Preferred Stock: no shares authorized (historical), 500,000 shares authorized (as adjusted) (5)	—	51.5
Old Preferred Stock: 500,000 shares authorized (historical), no shares authorized (as adjusted) (5)	51.5	—
Shareholders' Deficit:
Common stock 25,000,000 authorized, no shares issued	—	—
Class B common stock 10,000,000 authorized, 5,273,513 shares issued	—	—
Additional paid-in capital	86.9	86.9
Retained earnings (6)	(247.1)	(251.7)

Total Shareholders' Deficit	(160.2)	(164.8)

Total Capitalization	$223.4	$231.5

(1)
Excludes amounts available under our revolving credit facility which was zero, on a historical basis as of April 30, 2002, and will be $15.0 million, as adjusted for the Restructuring.

(2)
Represents $20.0 million of prepayment of principal to the lenders under the Credit Agreement.

(3)
Represents $10.8 of aggregate principal amount at maturity of the Senior Discount Notes and $18.5 million of proceeds from the Capital Infusion.

(4)
Represents the exchange of $135.0 million aggregate principal amount of Old Senior Subordinated Notes (carrying value of $130.5 million) and $9.7 million of interest on Old Senior Subordinated Notes paid through the issuance of New Senior Subordinated Notes.

(5)
Represents the Preferred Stock Amendment whereby the liquidation preference of the New Preferred Stock will be equal to the liquidation preference of the Old Preferred Stock on the Closing Date. The amount reflects the liquidation value at April 30, 2002 of $56.6 million, net of discounts of $5.1 million that relate to ascribed value of warrants issued with the Old Preferred Stock.

(6)
Reflects the change in retained earnings resulting from the non-cash write-off of deferred financing costs of $3.3 million, and unamortized original issue discount for the Old Senior Subordinated Notes of $4.5 million.

THE EXCHANGE OFFER

Purpose and Effect of the Exchange Offer

        Upon the terms and subject to the conditions set forth in this Offering Circular and the related Letter of Transmittal, we are offering to exchange the New Securities for outstanding Old Senior Subordinated Notes validly tendered and not properly withdrawn prior to the Expiration Date, as described below. We are making this Exchange Offer as part of the Restructuring. The successful completion of the Restructuring will enable us to reschedule certain of our existing and outstanding debt and cure certain past defaults under our debt. We believe that the consummation of the Exchange Offer and the successful completion of the Restructuring provide the most viable opportunity to create a capital structure that will permit us to meet anticipated obligations and successfully implement our business strategy. However, we can give no assurance that other factors, unrelated to the consummation of the Exchange Offer and completion of the Restructuring, will not negatively impact our business and results of operations and affect our ability to meet our obligations or implement our business strategy. See "Risk Factors."

        We are also soliciting consents with respect to the Proposed Amendments. The Proposed Amendments will, among other things, eliminate all of the restrictive covenants and associated events of default, amend the subordination provisions, rename the Old Senior Subordinated Notes as the "Junior Subordinated Notes" and amend certain terms contained in the Old Indenture. See "The Consent Solicitation—The Proposed Amendments."

        To effectively tender your Old Senior Subordinated Notes for exchange, you must deliver to the Exchange Agent prior to the Expiration Date:

  •
  a properly completed Letter of Transmittal, which, if you are a holder of Old Senior Subordinated Notes, must contain your consent to the Proposed Amendments or instruct a holder of record to do so on your behalf (if you are a beneficial holder of the Old Senior Subordinated Notes); and

  •
  all other documentation as may be required.

        This Offering Circular and the related Letter of Transmittal do not constitute an offer to sell securities or a solicitation of an offer to buy securities in any state or jurisdiction where such solicitation, offer or sale is not permitted. Please refer to "—Procedures for Tendering" below and the Letter of Transmittal for information regarding your eligibility to participate in the Exchange Offer.

The Lock-up Agreement

        On May 3, 2002, we entered into a lock-up agreement (the "Lock-up Agreement") with, among others, holders representing approximately $104.2 million in aggregate principal amount of the Old Senior Subordinated Notes (the "Lock-up Holders"). Under the Lock-up Agreement, each of the Lock-up Holders has committed to tender under the Exchange Offer, on or before the Expiration Date, all of the Old Senior Subordinated Notes held by it and to consent to the Proposed Amendments.

        Each of the Lock-up Holders may terminate its obligations under the Lock-up Agreement and withdraw its securities from the Exchange Offer and its consent from the Consent Solicitation if certain events occur, including:

  •
  we have not consummated the Restructuring on or before 5:00 p.m. New York City time on September 30, 2002;

  •
  certain bankruptcy events (other than a prepackaged plan of bankruptcy) have occurred;

  •
  we have withdrawn or modified the Restructuring without the consent of the Lock-up Holders;

  •
  a material adverse change has occurred in our assets, liabilities, condition (financial or otherwise), prospects, cash flows, operating results, business or prospects; or

  •
  we breach any provision of the Lock-up Agreement, including, but not limited to, ceasing to use our best efforts to obtain approval of the Restructuring.

Terms of the Exchange Offer

        Holders of Old Senior Subordinated Notes who validly tender and do not withdraw their Old Senior Subordinated Notes in the Exchange Offer prior to the Expiration Date will receive for each $1,000 principal amount of Old Senior Subordinated Notes exchanged:

  •
  $60.00 in cash, equal to the amount of certain overdue interest on exchanged Old Senior Subordinated Notes as described under the caption "Cash Accrued Interest on Closing Date" below;

  •
  $185.19 aggregate principal amount of Class A Senior Subordinated Notes;

  •
  $814.81 aggregate principal amount of Class B Senior Subordinated Notes, plus an additional principal amount of Class B Senior Subordinated Notes in lieu of payment of certain overdue interest payments on exchanged Old Senior Subordinated Notes and related default interest as described under the caption "Capitalized Accrued Interest" below; and

  •
  1.82 Series A Warrants.

  Cash Accrued Interest on Closing Date

        Interest that was due on exchanged Old Senior Subordinated Notes as of May 1, 2001 will be paid to holders of the Old Senior Subordinated Notes that participate in the Exchange Offer in cash on the Closing Date in the amount of $60.00 per $1,000 principal amount of exchanged Old Senior Subordinated Notes.

  Capitalized Accrued Interest

        On the Closing Date, we will issue to holders of the Old Senior Subordinated Notes who validly tender and do not withdraw their Old Senior Subordinated Notes prior to the Expiration Date, an additional principal amount of Class B Senior Subordinated Notes on account of:

  •
  Interest that was due on exchanged Old Senior Subordinated Notes from May 2, 2001 through November 1, 2001;

  •
  Interest at the default rate up to, but not including, the Closing Date on overdue interest on exchanged Old Senior Subordinated Notes for the period from November 2, 2000 to May 1, 2001;

  •
  Interest at the default rate up to, but not including, the Closing Date on overdue interest on exchanged Old Senior Subordinated Notes for the period from May 2, 2001 to November 1, 2001; and

  •
  Interest at the default rate up to, but not including, the Closing Date on overdue interest on exchanged Old Senior Subordinated Notes for the period from November 2, 2001 to May 1, 2002.

        Assuming the Closing Date occurs on August 14, 2002, we would issue an additional $78.40 aggregate principal amount of Class B Senior Subordinated Notes per $1,000 aggregate principal amount of exchanged Old Senior Subordinated Notes on account of all of the foregoing accrued interest.

  Interest Payable on December 31, 2002

        In addition to the scheduled interest on the New Senior Subordinated Notes for the period from the Closing Date to December 31, 2002, which is payable on December 31, 2002, interest that was due on exchanged Old Senior Subordinated Notes for the period from November 2, 2001 to May 1, 2002 and interest accrued on exchanged Old Senior Subordinated Notes from May 2, 2002 up to, but not including, the Closing Date will be paid to the holders of the New Senior Subordinated Notes on December 31, 2002 in cash; provided that we may pay a portion of such interest through the issuance of PIK Notes in certain circumstances. Assuming the Closing Date occurs on August 14, 2002, the amount of this interest would equal $94.33 per $1,000 aggregate principal amount of exchanged Old Senior Subordinated Notes. See "Risk Factors—Risks Associated with the New Securities—We may be unable to pay interest entirely in cash on the New Senior Subordinated Notes."

        To tender your Old Senior Subordinated Notes in the Exchange Offer you must also consent to the Proposed Amendments. To consent to the Proposed Amendments, you must explicitly indicate such consent in the Letter of Transmittal as provided therein, or instruct a holder of record to do so on your behalf (if you are a beneficial holder of Old Senior Subordinated Notes), and deliver the properly completed Letter of Transmittal to the Exchange Agent prior to the Expiration Date. Revocations of consents by holders of Old Senior Subordinated Notes who have tendered their Old Senior Subordinated Notes for exchange may only be effected by such holders by a timely and proper withdrawal of tendered Old Senior Subordinated Notes as described below in "—Withdrawal Rights and Revocation of Consents." Such withdrawal will exclude the properly withdrawn Old Senior Subordinated Notes from this Exchange Offer, unless such Old Senior Subordinated Notes are validly re-tendered and not properly withdrawn thereafter. Notwithstanding the requirement to explicitly deliver your consent, all holders who validly tender Old Senior Subordinated Notes in this Exchange Offer by the proper completion, execution and delivery of a Letter of Transmittal or by delivery of an Agent's Message (as defined below), as applicable, prior to the Expiration Date, will also be deemed to have delivered their consent to the Proposed Amendments by so tendering, unless such tender is validly revoked in the manner and during the periods described herein.

        Consummation of the Exchange Offer and Consent Solicitation is conditioned, among other things, upon:

  •
  holders of not less than 97.5% of the outstanding (as defined in the Old Indenture) aggregate principal amount of the Old Senior Subordinated Notes validly tendering and not properly withdrawing their Old Senior Subordinated Notes prior to the Expiration Date; provided that we may in our sole discretion reduce this percentage to not less than 85.0% with the consent of the lenders under the Credit Agreement;

  •
  holders of not less than two-thirds of the outstanding aggregate principal amount of the Old Senior Subordinated Notes consenting to the Proposed Amendments pursuant to the Consent Solicitation prior to the Expiration Date;

  •
  consummation of the Senior Discount Notes Amendment;

  •
  consummation of the Preferred Stock Amendment;

  •
  Final Effectiveness of the Credit Agreement Amendment;

  •
  consummation of the Capital Infusion by DLJMB; and

  •
  such other conditions as set forth in the section entitled "—Conditions."

        We reserve the right to terminate the Exchange Offer and Consent Solicitation at any time prior to the Expiration Date if any such conditions shall not have been satisfied.

        The Old Senior Subordinated Notes will be deemed to have been accepted as validly tendered when, as and if we have given oral or written notice thereof to the Exchange Agent. The Exchange Agent will act as an agent for us for the purposes of receiving the Old Senior Subordinated Notes and delivering the New Senior Subordinated Notes to such holders.

        We reserve the right, in our sole discretion, to purchase any Old Senior Subordinated Notes after the Expiration Date, from time to time, through open market or privately negotiated transactions, one or more additional exchange or tender offers, or otherwise, as permitted by law, and our other debt agreements. Following consummation of this Exchange Offer, the terms of any such purchases or offers could differ materially from the terms of this Exchange Offer. We also reserve the right to terminate this Exchange Offer in our sole discretion in accordance with the terms set forth herein.

        Tendering holders of Old Senior Subordinated Notes will not be required to pay any brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the exchange of Old Senior Subordinated Notes pursuant to this Exchange Offer. We will pay all charges and expenses, other than certain applicable taxes, in connection with this Exchange Offer. See "—Fees and Expenses" below.

Expiration Date; Extensions; Amendment; Termination

        The Expiration Date is August 1, 2002, unless, we, in our sole discretion in accordance with the terms set forth herein, extend this Exchange Offer, in which case the Expiration Date shall be the latest date to which we extend this Exchange Offer.

        To extend the Expiration Date, we will notify the Exchange Agent of any extension by oral or written notice prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date, and it will notify the holders of Old Senior Subordinated Notes, or cause them to be notified, as promptly as practicable thereafter. Such notification may state that we are extending this Exchange Offer for a specified period of time.

        We reserve the right (i) to delay acceptance of any Old Senior Subordinated Notes, to extend this Exchange Offer or to terminate this Exchange Offer and not accept Old Senior Subordinated Notes for exchange if any of the conditions set forth herein under "Conditions" have not been satisfied prior to the Expiration Date, by giving oral and written notice of such delay, extension or termination to the Exchange Agent or (ii) to amend the terms of this Exchange Offer in our sole discretion prior to the Expiration Date. Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice thereof to the Exchange Agent. If this Exchange Offer is amended in a manner determined by us to constitute a material change, we will promptly disclose such amendment in a manner reasonably calculated to inform the holders of the Old Senior Subordinated Notes of such amendment. The reservation by us of the right to delay acceptance for exchange of Old Senior Subordinated Notes is subject to the provisions of Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended, which requires that we pay any consideration offered or return the Old Senior Subordinated Notes deposited by or on behalf of holders thereof promptly after the termination or withdrawal of the Exchange Offer.

Procedures for Tendering

        To tender pursuant to the Exchange Offer, all holders who wish to tender their Old Senior Subordinated Notes must:

  •
  complete, sign and date the Letter of Transmittal and all other required documentation related thereto;

  •
  complete the relevant consent contained in the Letter of Transmittal to the effect that such tendering holder consents to the Proposed Amendments in their entirety;

  •
  have the signature on the Letter of Transmittal guaranteed if the Letter of Transmittal so requires; and

  •
  mail or deliver such Letter of Transmittal, or a facsimile thereof, to the Exchange Agent prior to the Expiration Date.

        Certain holders who tender their Old Senior Subordinated Notes may also choose to tender through DTC's Automated Tender Offer Program ("ATOP") procedures, as described below. All holders who tender their Old Senior Subordinated Notes, whether by means of the delivery of Old Senior Subordinated Notes in physical form or through DTC's ATOP procedures, must explicitly give their consent by properly completing and delivering the Letter of Transmittal prior to the Expiration Date.

        In addition, for a holder of Old Senior Subordinated Notes to complete a valid tender of Old Senior Subordinated Notes:

  •
  the Exchange Agent must receive such Old Senior Subordinated Notes in physical form that such holder wishes to tender pursuant to the Exchange Offer; or

  •
  the Exchange Agent must receive, prior to the Expiration Date, a timely confirmation of book-entry transfer of the Old Senior Subordinated Notes into the Exchange Agent's account at DTC according to the procedures for book-entry transfer set forth below; or

  •
  the holder must comply with the guaranteed delivery procedures described below.

        To effectively tender Old Senior Subordinated Notes by book-entry transfer to the account maintained by the Exchange Agent at DTC, holders of Old Senior Subordinated Notes may request a DTC participant to, on their behalf, electronically transmit their acceptance through DTC's ATOP system (also thereby providing their consent to the Proposed Amendments). DTC will then edit and verify the acceptance and send an agent's message (an "Agent's Message") to the Exchange Agent for its acceptance. An Agent's Message is a message transmitted by DTC to, and received by, the Exchange Agent and forming a part of the book-entry confirmation, to the effect that:

  •
  DTC has received an express acknowledgement from a participant in ATOP that is tendering Old Senior Subordinated Notes that are the subject of the book-entry confirmation;

  •
  the participant has received and agrees to be bound by the terms of the Letter of Transmittal, including in the case of Old Senior Subordinated Notes holders, all of the relevant consents contained therein (or, in the case of an Agent's Message relating to guaranteed delivery, that the participant has received and agrees to be bound by the applicable notice of guaranteed delivery); and

  •
  the agreement may be enforced against the participant.

        The term "holder" with respect to the Exchange Offer means any person in whose name the Old Senior Subordinated Notes are registered on our books, or who has obtained a properly completed bond power from such registered holder, or any other person whose Old Senior Subordinated Notes are held of record by DTC who desires to deliver such Old Senior Subordinated Notes by book-entry transfer at DTC.

        Any beneficial holder whose Old Senior Subordinated Notes are registered in the name of its broker, dealer, commercial bank, trust company or other nominee and who wishes to tender Old Senior Subordinated Notes should contact such registered holder promptly and instruct such registered holder to tender on the beneficial holder's behalf. In accordance with state securities laws, some beneficial holders will be required to make representations and warranties about themselves contained in the form of instruction to be sent to brokers, dealers, commercial banks, trust companies and other nominees. If such beneficial holder wishes to tender on its own behalf, such beneficial holder must, prior to completing and executing the Letter of Transmittal and delivering its Old Senior Subordinated Notes, either make appropriate arrangements to register ownership of such Old Senior Subordinated Notes in such beneficial holder's name or obtain a properly completed bond power from the registered broker. The transfer of record ownership may take considerable time and may not be capable of being completed prior to the Expiration Date.

        Holders of Old Senior Subordinated Notes: (i) whose certificates are not lost but are not immediately available, (ii) who cannot deliver their certificates and all other documents required by the Letter of Transmittal to the Exchange Agent on or prior to the Expiration Date or (iii) who cannot complete the procedures for book-entry transfer on or prior to the Expiration Date, may tender their Old Senior Subordinated Notes according to the guaranteed delivery procedures set forth below in "—Guaranteed Delivery Procedures."

        The Letter of Transmittal and the consent contained therein must be completed by all holders of Old Senior Subordinated Notes regardless of whether tender of such Old Senior Subordinated Notes: (i) is to be made by book-entry transfer to the Exchange Agent's account at DTC pursuant to the ATOP procedures set forth below, (ii) delivery of Old Senior Subordinated Notes in physical form or (iii) is to be made according to the guaranteed delivery procedures set forth below. Holders of Old Senior Subordinated Notes that are tendering by book-entry transfer to the Exchange Agent's account at DTC can execute the tender through the ATOP system, for which this transaction will be eligible. Holders of Old Senior Subordinated Notes that are tendering through ATOP must also execute and deliver the Letter of Transmittal to the Exchange Agent in order to validly tender their Old Senior Subordinated Notes and deliver their consents pursuant to the Exchange Offer and Consent Solicitation prior to the Expiration Date.

        If the Letter of Transmittal is signed by one or more trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such person should so indicate when signing, and, unless waived by us, evidence satisfactory to us of their authority to so act must be submitted with such Letter of Transmittal.

        Any tender that is not withdrawn prior to the Expiration Date will constitute an agreement between the holder and us in accordance with the terms and subject to the conditions set forth in this Offering Circular and the Letter of Transmittal, including, but not limited to, the agreement by such holder to deliver good and marketable title to the tendered Old Senior Subordinated Notes free and clear of all liens, charges, claims, encumbrances, interests and restrictions of any kind.

        The method of delivery of the Letter of Transmittal, any required signature guarantees, the Old Senior Subordinated Notes and all other required documents, including delivery of Old Senior Subordinated Notes through DTC and transmission of an Agent's Message through DTC's ATOP system, is at the election and risk of the tendering holders, and the delivery will be deemed made only when actually received or confirmed by the Exchange Agent. If Old Senior Subordinated Notes are sent by mail, it is suggested that such mailing be by registered mail, properly insured, with return receipt requested, made sufficiently in advance of the Expiration Date to permit delivery to the Exchange Agent prior to 5:00 p.m. New York City time on such date. Holders tendering Old Senior Subordinated Notes through DTC's ATOP system must allow sufficient time for completion of the ATOP procedures during the normal business hours of DTC on such respective date.

        No Old Senior Subordinated Notes, Letters of Transmittal, Agent's Messages or other required documents should be sent to us. Delivery of all Old Senior Subordinated Notes, Letters of Transmittal, Agent's Messages and other documents must be made to the Exchange Agent at its address as set forth below. Holders may also request their respective brokers, dealers, commercial banks, trust companies or nominees to effect such tender for such holders.

        All questions as to the validity, form, eligibility, time of receipt and withdrawal of the tendered Old Senior Subordinated Notes will be determined by us in our sole discretion, which determination will be final and binding. We reserve the absolute right to reject any and all Old Senior Subordinated Notes not validly tendered or any Old Senior Subordinated Notes that, if accepted, would, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any irregularities or conditions of tender as to particular Old Senior Subordinated Notes. Our interpretation of the terms and conditions of this Exchange Offer, including the instructions herein and in the Letter of Transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Old Senior Subordinated Notes must be cured within such time as we will determine. Neither we, the Exchange Agent, the Information Agent or any other person will be under any duty to give notification of defects or irregularities with respect to tenders of Old Senior Subordinated Notes, nor will any of us incur any liability for failure to give such notification. We reserve the right, without any requirement of notification, to deem any and all irregular or defective tenders of Old Senior Subordinated Notes to not have been made until such irregularities have been cured or waived. Any Old Senior Subordinated Notes received by the Exchange Agent that are not validly tendered, and as to which the defects or irregularities have not been cured or waived, will be returned without cost to such holder by the Exchange Agent, unless otherwise provided in the Letter of Transmittal, as soon as practicable following the Expiration Date.

        We reserve the right, in our sole discretion, to purchase any Old Senior Subordinated Notes after the Expiration Date, from time to time, through open market or privately negotiated transactions, one or more additional exchange or tender offers, or otherwise, as permitted by law. Following consummation of this Exchange Offer, the terms of any such purchases or offers could differ materially from the terms of this Exchange Offer.

Book-Entry Transfer

        The Exchange Agent will make a request to establish an account with respect to the Old Senior Subordinated Notes at DTC for purposes of this Exchange Offer within two business days after the date of this Offering Circular. Any financial institution that is a participant in DTC's ATOP system may use DTC's ATOP procedures to tender Old Senior Subordinated Notes. Such participant may make book-entry delivery of Old Senior Subordinated Notes by causing DTC to transfer such Old Senior Subordinated Notes into the Exchange Agent's account at DTC in accordance with DTC's procedures for transfer. However, although delivery of Old Senior Subordinated Notes may be effected through book-entry transfer at DTC, both (i) the Letter of Transmittal, or a facsimile thereof, with any required signature guarantees and (ii) an Agent's Message pursuant to the ATOP procedures, and any other required documents, in any case, must be transmitted to and received by the Exchange Agent at the address set forth below on or prior to the Expiration Date, or the guaranteed delivery procedures described below must be complied with. Delivery of documents to DTC will not constitute valid delivery to the Exchange Agent.

Acceptance of the Old Senior Subordinated Notes for Exchange; Delivery of the New Securities

        Upon the terms and subject to the satisfaction of all of the conditions of this Exchange Offer, all of the Old Senior Subordinated Notes validly tendered and not properly withdrawn prior to the Expiration Date will be accepted and the New Securities will be issued as promptly as practicable thereafter. See "—Conditions." For purposes of this Exchange Offer, the Old Senior Subordinated Notes shall be deemed to have been accepted as validly tendered for exchange when, as and if we have given oral or written notice thereof to the Exchange Agent.

        If the Exchange Offer is consummated, as soon as practicable following the Closing Date, holders who have properly tendered and not validly withdrawn their Old Senior Subordinated Notes for exchange will receive cash and New Securities as described under "—Terms of the Exchange Offer" above.

        In all cases, payment of such cash amount and issuance of the New Securities for the Old Senior Subordinated Notes that are accepted for exchange pursuant to this Exchange Offer will be made only after timely receipt by the Exchange Agent of:

  •
  Old Senior Subordinated Notes in physical form, or a timely book-entry confirmation of tender of such Old Senior Subordinated Notes into the Exchange Agent's account at DTC;

  •
  a validly completed and duly executed Letter of Transmittal, with any required signature guarantees, and, if applicable, a properly transmitted Agent's Message for Old Senior Subordinated Notes tendered through DTC's ATOP system; and

  •
  all other required documents.

        If any tendered Old Senior Subordinated Notes are not accepted for any reason set forth under "—Conditions," such unaccepted or nonexchanged Old Senior Subordinated Notes will be returned without expense to the tendering holder thereof (if in certificated form) or credited to the appropriate account maintained with DTC in relation to such holder, as is appropriate, as promptly as practicable after the expiration or termination of this Exchange Offer, and any consents related to such returned Old Senior Subordinated Notes shall be deemed revoked.

Guaranteed Delivery Procedures

        Holders (i) whose certificates for Old Senior Subordinated Notes are not lost but are not immediately available, (ii) who cannot deliver their certificates and all other required documents to the Exchange Agent on or prior to the Expiration Date or (iii) who cannot complete the procedures for book-entry transfer on or prior to the Expiration Date, may nevertheless effect a tender of their Old Senior Subordinated Notes if:

  •
  the tender is made through a firm that is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc. or by a commercial bank or trust company having an office in the United States (each of the foregoing being an "Eligible Institution");

  •
  prior to the Expiration Date, the Exchange Agent receives by facsimile transmission, mail or hand delivery from such Eligible Institution a validly completed and duly executed Letter of Transmittal (or facsimile thereof), an Agent's Message pursuant to DTC's ATOP system, if applicable, and a notice of guaranteed delivery, substantially in the form provided with this Offering Circular, which:

  1.
  sets forth the name and address of the holder of the Old Senior Subordinated Notes and the amount of Old Senior Subordinated Notes tendered;

  2.
  states that the tender is being made thereby; and

  3.
  guarantees that within three New York Stock Exchange ("NYSE") trading days after the date of execution of the notice of guaranteed delivery, the certificates for all physically tendered Old Senior Subordinated Notes, in proper form for transfer, or a book-entry confirmation, as the case may be, and any other documents required by the Letter of Transmittal will be deposited by the Eligible Institution with the Exchange Agent; and

  •
  the certificates for all physically tendered Old Senior Subordinated Notes, in proper form for transfer, or a book-entry confirmation, as the case may be, and all other documents required herein and by the Letter of Transmittal are received by the Exchange Agent within three NYSE trading days after the date of execution of the notice of guaranteed delivery.

Withdrawal Rights and Revocation of Consents

        Tenders of Old Senior Subordinated Notes may be properly withdrawn at any time prior to the Expiration Date, but not thereafter. The valid withdrawal of tendered Old Senior Subordinated Notes prior to the Expiration Date will be determined to be a revocation, with respect to such Old Senior Subordinated Notes, of the consent to the Proposed Amendments. Withdrawal will not be permitted after the Expiration Date. If this Exchange Offer is not consummated for any reason at any time, your consent will be deemed revoked.

        For a withdrawal of a tender to be effective, a written notice of withdrawal delivered by hand, by overnight mail or courier or by a manually signed facsimile transmission, or a properly transmitted "Request Message" through DTC's ATOP system, must be received by the Exchange Agent prior to the Expiration Date at the address set forth below. Any such notice of withdrawal must:

  •
  specify the name of the person that tendered the Old Senior Subordinated Notes to be properly withdrawn;

  •
  identify the Old Senior Subordinated Notes to be properly withdrawn, including the principal amount of such Old Senior Subordinated Notes;

  •
  in the case of Old Senior Subordinated Notes tendered by book-entry transfer, specify the number of the account at DTC from which the Old Senior Subordinated Notes were tendered and specify the name and number of the account at DTC to be credited with the properly withdrawn Old Senior Subordinated Notes and otherwise comply with the procedures of such facility;

  •
  contain a statement that such holder is withdrawing its election to have such Old Senior Subordinated Notes exchanged for cash and New Securities;

  •
  be signed by the holder in the same manner as the original signature on the Letter of Transmittal by which such Old Senior Subordinated Notes were tendered; and

  •
  specify the name in which such Old Senior Subordinated Notes are registered, if different from the person who tendered such Old Senior Subordinated Notes.

        All questions as to the validity, form, eligibility and time of receipt of such notices of withdrawal will be determined by us, in our sole discretion, and any such determination will be final and binding on all parties. Any Old Senior Subordinated Notes so properly withdrawn will be deemed not to have been validly tendered pursuant to this Exchange Offer, and cash will be paid and no New Securities will be issued with respect thereto unless the Old Senior Subordinated Notes so withdrawn are validly retendered thereafter. Any Old Senior Subordinated Notes that have been tendered for exchange but are not exchanged for any reason will be returned to the tendering holder thereof without cost to such holder, or, in the case of Old Senior Subordinated Notes tendered by book-entry transfer into the Exchange Agent's account at DTC pursuant to the book-entry transfer procedures described above, such Old Senior Subordinated Notes will be credited to an account maintained with DTC for the Old Senior Subordinated Notes as soon as practicable after withdrawal, rejection of tender or termination of the Exchange Offer, as the case may be. Properly withdrawn Old Senior Subordinated Notes may be retendered by following the procedures described above at any time on or prior to the Expiration Date.

Conditions

        Notwithstanding any other provision of this Exchange Offer and Consent Solicitation, or an extension of this Exchange Offer and Consent Solicitation, we will not be required to accept for exchange any Old Senior Subordinated Notes, issue any New Securities or make any cash payment of accrued interest, and we may terminate or amend this Exchange Offer and Consent Solicitation, if at any time prior to the consummation of this Exchange Offer we determine, in our sole reasonable judgment, that any of the following conditions have not been fully satisfied prior to or on the Expiration Date:

  •
  at least 97.5% of the aggregate outstanding (as defined in the Old Indenture) principal amount of Old Senior Subordinated Notes being validly tendered and not properly withdrawn prior to the Expiration Date; provided that we may in our sole discretion reduce this percentage to not less than 85.0% with the consent of the lenders under the Credit Agreement;

  •
  holders of not less than two-thirds of the outstanding principal amount of the Old Senior Subordinated Notes consenting to the Proposed Amendments pursuant to the Consent Solicitation prior to the Expiration Date;

  •
  consummation of the Senior Discount Notes Amendment;

  •
  consummation of the Preferred Stock Amendment;

  •
  Final Effectiveness of the Credit Agreement Amendment;

  •
  consummation of the Capital Infusion;

  •
  there shall not have occurred or be likely to occur any event affecting our business or financial affairs that would or might prohibit, prevent, restrict or delay the satisfactory completion of each element of the Restructuring or consummation of this Exchange Offer or the Consent Solicitation or the implementation of the Proposed Amendments, or that will, or is reasonably likely to, impair the contemplated benefits to us of the Restructuring, this Exchange Offer and Consent Solicitation or the Proposed Amendments, or might, in our sole judgment, be material to holders of Old Senior Subordinated Notes in deciding whether to accept this Exchange Offer and give their consents to the Proposed Amendments as applicable; and

  •
  there shall not have been any action taken or threatened of any statute, rule, regulation, judgment, order, stay, decree or injunction promulgated, enacted, entered, enforced or deemed applicable to the Restructuring, this Exchange Offer and Consent Solicitation or the Proposed Amendments by or before any court or governmental regulatory or administrative agency or authority, tribunal, domestic or foreign, which (i) challenges the viable implementation of any element of the Restructuring, the making or consummation of this Exchange Offer, the Consent Solicitation or the Proposed Amendments or might, directly or indirectly, prohibit, prevent, restrict or delay consummation of, or might otherwise adversely affect in any material manner, the viable implementation of any element of the Restructuring, Exchange Offer, Consent Solicitation or the Proposed Amendments or (ii) could materially adversely affect our business, condition (financial or otherwise), income, operations, properties, assets, liabilities or prospects, or materially impair the contemplated benefits of the Restructuring, this Exchange Offer or the Consent Solicitation or the Proposed Amendments to us or might, in its sole judgment, be material to holders of Old Senior Subordinated Notes in deciding whether to accept such Exchange Offer and give their consents to the Proposed Amendments.

        The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition or may be waived by us in whole or in part at any time and from time to time in our reasonable discretion in accordance with the terms set forth herein. The failure by us at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, and each such right shall be deemed an ongoing right which may be asserted any time and from time to time by us.

Exchange Agent

        HSBC Bank USA has been appointed as Exchange Agent for this Exchange Offer and Consent Solicitation. Letters of Transmittal, Agent's or Request Messages through DTC's ATOP system, notices of guaranteed delivery and all correspondence in connection with this Exchange Offer, including questions as to procedures for tendering and requests for additional copies of this Offering Circular or Letters of Transmittal, should be sent or delivered by each holder of Old Senior Subordinated Notes or a beneficial owner's broker, dealer, commercial bank, trust company or other nominee to the Exchange Agent at the addresses set forth below and in the Letter of Transmittal.

By Mail, Courier, Overnight Carrier or by Hand	HSBC Bank USA One Hanson Place Lower Level Brooklyn, NY 11243 Attn: Paulette Shaw
Facsimile Transmission	(718) 488-4488
Telephone Inquiries and Confirmations	(718) 488-4475

        We will pay the Exchange Agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith.

Information Agent

        D.F. King & Co., Inc. is serving as the Information Agent for this Exchange Offer and Consent Solicitation and will receive customary compensation for its services. We will also reimburse the Information Agent for its reasonable out-of-pocket expenses. Questions concerning tender procedures and requests for additional copies of this Offering Circular, the Letter of Transmittal or the notices of guaranteed delivery should be directed to the Information Agent at the address and telephone numbers set forth below. Holders of Old Senior Subordinated Notes may also contact their broker, dealer, commercial bank or trust company for assistance concerning this Exchange Offer and Consent Solicitation.

By Mail and Overnight Carrier	D.F. King & Co., Inc. 77 Water Street New York, NY 10005
Banks and Brokers	(212) 269-5550
Telephone Inquiries (toll free):	(800) 848-3409

Fees and Expenses

        The expenses of soliciting tenders, consents and waiver pursuant to this Exchange Offer and Consent Solicitation will be paid by us.

        Except as described above, we will not make any payments to brokers, dealers or other persons soliciting acceptances of this Exchange Offer and Consent Solicitation. We will, however, pay the reasonable and customary fees and out-of-pocket expenses of the Exchange Agent, the Trustee for the New Senior Subordinated Notes, the Warrant Agent for the New Warrants, the Exchange Agent, the Information Agent, and legal, accounting, and related fees and expenses. We may also pay brokerage houses and other custodians, nominees and fiduciaries their reasonable out-of-pocket expenses incurred in forwarding copies of this Offering Circular and related documents to the beneficial owners of the Old Senior Subordinated Notes, and in handling or forwarding tenders for exchange.

        We will also pay all transfer taxes, if any, applicable to the exchange of Old Senior Subordinated Notes pursuant to this Exchange Offer. If, however, Old Senior Subordinated Notes are to be issued for principal amounts not tendered or accepted for exchange in the name of any person other than the person signing the Letter of Transmittal, or if a transfer tax is imposed for any reason other than the exchange of Old Senior Subordinated Notes pursuant to this Exchange Offer, then the amount of any such transfer taxes, whether imposed on the registered holder or any other persons, will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the Letter of Transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.

Consequences of Failure to Exchange

        Consummation of the transactions contemplated by this Offering Circular will have certain consequences to holders of the Old Senior Subordinated Notes who do not tender their Old Senior Subordinated Notes in this Exchange Offer. The Proposed Amendments will, among other things, (i) subordinate the Junior Subordinated Notes to all of our existing and future indebtedness and (ii) eliminate substantially all of the restrictive covenants contained in the Old Indenture. See "The Consent Solicitation—The Proposed Amendments." If the Exchange Offer is consummated and the Old Indenture is amended pursuant to the terms of the Exchange Offer, holders of Old Senior Subordinated Notes whose Old Senior Subordinated Notes are not exchanged will be afforded less protection than is currently available to such holders under the Old Indenture. See "Risk Factors."

THE CONSENT SOLICITATION

Old Senior Subordinated Notes

        Concurrently with the Exchange Offer, we are soliciting consents from the holders of the Old Senior Subordinated Notes for the Proposed Amendments to the Old Indenture. To tender your Old Senior Subordinated Notes in the Exchange Offer, you must also consent to the Proposed Amendments. To consent to the Proposed Amendments, you must explicitly indicate such consent in the Letter of Transmittal as provided therein, or instruct a holder of record to do so on your behalf if you are a beneficial holder of record (if you are a beneficial holder of Old Senior Subordinated Notes), and deliver the properly completed Letter of Transmittal to the Exchange Agent prior to the Expiration Date. Holders may not deliver consents without tendering their Old Senior Subordinated Notes in the Exchange Offer. You may not revoke your consent after the Expiration Date.

Required Consents

        Consents from holders holding not less than two-thirds in aggregate outstanding principal amount of the Old Senior Subordinated Notes must be received in order to effect the Proposed Amendments in the manner contemplated by the Consent Solicitation as detailed below under the heading "—The Proposed Amendments."

        If the requisite consent is received with respect to the Old Senior Subordinated Notes and the Exchange Offer is consummated, among other things, we and the trustee under the Old Indenture will execute the Supplemental Indenture. The Old Indenture, without giving effect to the Proposed Amendments, will remain in effect until the Proposed Amendments become effective. The amendments to the Old Indenture contemplated in this Exchange Offer and Consent Solicitation will become effective on the Closing Date. Following the consummation of the Exchange Offer and the effectiveness of the amendments to the Old Indenture, the remaining holders of the Old Senior Subordinated Notes will be bound by the Supplemental Indenture. If the Exchange Offer is terminated or withdrawn, the Proposed Amendments will not become effective and all consents and waivers will be deemed revoked.

Revocation of Consents

        Consents may be revoked at any time prior to the Expiration Date, but not thereafter, by the withdrawal of a tender of the Old Senior Subordinated Notes in accordance with the instructions for withdrawal. See "The Exchange Offer—Withdrawal Rights and Revocation of Consents." Any withdrawal of tendered Old Senior Subordinated Notes prior to the Expiration Date will be deemed to be a revocation of the related consent.

The Proposed Amendments

        We are soliciting the consents of the holders of the Old Senior Subordinated Notes to amend the Old Indenture, the substance of which is discussed below.

        The amendment to the Old Indenture would, in substance, eliminate the following covenants:

  •
  reporting requirements;

  •
  the requirement of compliance certificates;

  •
  the requirement to pay taxes;

  •
  the limitation on claims under any stay, extension or usury laws;

  •
  the limitation on restricted payments;

  •
  the limitation on dividend and other payment restrictions affecting subsidiaries;

  •
  the limitation on incurrence of indebtedness and issuance of preferred stock;

  •
  the limitation on asset sales;

  •
  the limitation on transactions with affiliates;

  •
  the limitation on liens;

  •
  the requirement to maintain corporate existence;

  •
  the requirement to offer to repurchase upon change of control;

  •
  the limitation on senior subordinated indebtedness;

  •
  the limitation on sale and leaseback transactions;

  •
  the limitation on payments for consent;

  •
  the requirement of additional guarantees; and

  •
  the elimination of all events of default (other than payment defaults with respect to the Old Senior Subordinated Notes).

        Certain definitions relating to the eliminated covenants will also be stricken.

        The subordination provisions relating to Old Senior Subordinated Notes will also be amended to provide that the Old Senior Subordinated Notes will be subordinated in right of payment to the Class A Senior Subordinated Notes, the Class B Senior Subordinated Notes, our guarantee of the New Senior Discount Notes and any future indebtedness not expressly subordinated to the Old Senior Subordinated Notes. The subordination provisions relating to the guarantees of the Old Senior Subordinated Notes will similarly be amended to provide that the guarantees will be subordinated in right of payment to the New Senior Discount Notes and any guarantees thereof by the subsidiaries of Merrill Communications, the guarantees of the Class A Senior Subordinated Notes, the guarantees of the Class B Senior Subordinated Notes and any future indebtedness not expressly subordinated to the guarantees of the Old Senior Subordinated Notes. By consenting to the Proposed Amendments, you will also agree to waive any and all existing and past defaults by us under the Old Indenture, other than defaults relating to the payment of interest on the Old Senior Subordinated Notes. The Proposed Amendments will also rename the Old Senior Subordinated Notes as the "12% Junior Subordinated Notes due 2009."

        The Proposed Amendments constitute a single proposal and tendering and consenting holders of Old Senior Subordinated Notes must consent in their entirety and may not consent selectively with respect to certain of the Proposed Amendments. In order for the Proposed Amendments to become effective, the Supplemental Indenture must be executed by us, each of the subsidiary guarantors and by HSBC Bank USA, as trustee, and each other element of the Restructuring must be consummated. For more complete information regarding the covenants to be deleted and the effects of the Proposed Amendments, we urge you to review the Old Indenture. See "Available Information."

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

        The tables below set forth our selected consolidated financial information for each of the five fiscal years ended January 31, 1998, 1999, 2000, 2001 and 2002 and the three-month periods ended April 30, 2001 and 2002. We derived the consolidated statements of operations data and consolidated balance sheet data as of January 31, 1998, 1999, 2000, 2001 and 2002 and for each of the five years ended in the period January 31, 2002 from our consolidated financial statements, which have been audited by PricewaterhouseCoopers LLP, independent accountants. We derived the selected consolidated statements of operations data and consolidated balance sheet data as of April 30, 2001 and 2002 and for each of the three months ended April 30, 2001 and 2002 from our unaudited consolidated financial statements, which are included elsewhere in this Offering Circular. In the opinion of management, all adjustments considered necessary for a fair presentation have been included in our unaudited consolidated financial information. Interim results for the three months ended April 30, 2002, are not necessarily indicative of results that can be expected for fiscal year 2003. You should read the selected consolidated financial data presented below in conjunction with the "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements with related notes contained elsewhere in this Offering Circular.

	Year ended January 31,							Three Months Ended April 30,
	1998		1999		2000	2001	2002	2001	2002
	(dollars in millions, except ratios)

Statement of operations data:
Revenue	$459.5		$509.5		$587.7	$649.5	$602.9	$167.2	$159.2
Cost of revenue	295.4		330.6		393.5	448.2	410.8	110.2	100.0

Gross profit	164.1		178.9		194.3	201.3	192.0	57.0	59.2
Selling, general and administrative expenses	114.2		127.7		146.4	171.8	152.9	43.7	42.3
Merger and other nonrecurring costs	—		—		42.6	0.2	5.5	1.9	1.5
Restructuring costs	—		—		—	4.3	1.1	0.1	—

Operating income	50.0		51.2		5.3	25.0	32.5	11.3	15.4
Interest expense, net	4.0		3.6		12.8	42.6	44.6	12.0	9.7
Other (income) expense, net	(0.5)		—		1.3	(1.7)	(0.2)	0.7	(0.4)

Income (loss) before income taxes	46.5		47.7		(8.8)	(16.0)	(11.9)	(1.4)	6.2
Provision for (benefit from) income taxes	20.4		21.2		7.5	(3.4)	(2.0)	0.8	3.1

Income (loss) before minority interest	26.0		26.5		(16.3)	(12.6)	(9.9)	(2.1)	3.1
Minority interest	—		—		0.1	0.2	0.1	—	—

Net income (loss)	$26.0		$26.5		$(16.4)	$(12.8)	$(9.9)	$(2.1)	$3.1

Balance Sheet data (at end of period):
Cash and cash equivalents	$2.5		$23.5		$14.5	$22.9	$45.9	$23.4	$15.4
Working capital(1)	77.6		60.5		99.8	84.1	37.0	86.7	72.8
Total assets	246.5		265.9		354.9	349.3	333.9	378.1	344.4
Total debt(2)	42.7		41.9		356.3	360.6	336.4	359.4	334.7
Redeemable preferred stock	—		—		35.7	42.3	49.5	43.6	51.5
Total shareholders' equity (deficit)	125.7		141.2		(129.5)	(143.9)	(161.6)	(146.5)	(160.2)
Other data:
EBITDA(3)	$67.6		$71.1		$28.7	$48.8	$55.0	$17.1	$19.4
Adjusted EBITDA(3)	67.6		71.1		74.2	53.3	61.6	19.0	20.9
Capital expenditures	17.1		16.5		15.3	14.0	10.9	2.8	1.2
Depreciation and amortization(4)	17.6		19.9		23.4	23.8	22.5	5.8	3.9
Ratio of earnings to fixed charges(5)	7.6	x	7.8	x	—	—	—	—	1.4	x

(1)
Excludes cash and cash equivalents, and current maturities of debt and current maturities of capital lease obligations.
(2)
Total debt includes all debt and capital lease obligations.
(3)
EBITDA is a key financial measure but should not be construed as an alternative to operating income or cash flows from operating activities (as determined in accordance with accounting principles generally accepted in the United States of America). EBITDA in the above table, reflects operating income, as set forth in our financial statements, plus depreciation and amortization, as defined in (4) below, and does not include other adjustments that are included in the definition of EBITDA for purposes of the Credit Agreement nor the New Senior Subordinated Notes Indentures. We believe that EBITDA is a useful supplement to net income and other income statement data in understanding cash flows generated from operations that are available for taxes, debt service and capital expenditures. Adjusted EBITDA, which represents EBITDA, as defined, adjusted for merger and nonrecurring costs, restructuring costs and start-up and, in fiscal year 2000, transition costs of $2.9 million related to international operations and new customer accounts, is presented because we believe it is a meaningful indicator of our operating performance.
(4)
Depreciation and amortization includes a $1.2 million goodwill writedown for fiscal year 1999.
(5)
For purposes of determining the ratio of earnings to fixed charges, earnings are defined as earnings before income taxes and extraordinary items, plus fixed charges. Fixed charges consist of interest expense, including capitalized interest, amortization of debt issuance costs and a portion of operating lease rental expense deemed to be representative of the interest factor. Deficiency in earnings available to cover fixed charges for fiscal years 2000, 2001 and 2002 was $8.8 million, $16.0 million and $11.9 million, respectively, and for the three months ended April 30, 2001 was $1.4 million.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Critical Accounting Policies and Estimates

        Our discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect amounts reported therein. We use our technical knowledge, cumulative business experience, judgment and other factors in the selection and application of our accounting policies.

        We believe the following critical accounting policies affect our more subjective and judgmental estimates used in the preparation of our consolidated financial statements: revenue recognition, allowance for doubtful accounts, inventory reserves, sales incentive accruals and deferred tax assets.

  Revenue Recognition

        We recognize revenues when service projects are completed or as products are shipped or delivered and risk and reward of ownership passes. Where we have invoiced customers or collected cash from customers for products or services to be completed in the future, these revenues are deferred and recognized as revenue over the period earned. We record estimated sale discounts as a reduction to net revenue in the same period revenue is recognized.

  Allowance for Doubtful Accounts

        We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. The uncollectability of these accounts may result from the general financial condition of a customer, a customer's inability to pay us because a financial transaction, such as an initial public offering, was not completed or for other reasons. If financial conditions of customers deteriorate, resulting in a lower likelihood of their ability to pay, additional allowances may be required. We estimate our allowance needs based on a detailed review of the specific business unit receivables aging and content. Our allowance is made up of a combination of specific reserves and an additional general reserve based on a percentage of the aging categories of the receivables. This is monitored closely by our collections and accounting departments with adjustments made at least on a quarterly basis.

  Inventory Reserves

        We have inventories that are significantly comprised of capitalized labor and overhead for work to be invoiced to customers. Additionally, we have paper inventories as well as semi-finished or finished products in our Strategic Communication Services fulfillment business. We closely monitor inventories and maintain allowances based on the age of the inventories. Generally, inventories over one-year old are 100% reserved. We will write down our inventories as we become aware of any situation where the carrying value exceeds the estimated market value based on assumptions about future demands and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write downs may be required.

  Sales Incentive Accruals

        We record sales incentives and bonus expenses based on the best information available at the close of quarterly financial reporting periods, including estimates of the related liabilities based on a full-year estimate of related revenues, margins or profits. These accruals are adjusted based on new data that becomes available during subsequent interim periods.

  Deferred Tax Assets

        We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. While we have considered future taxable income estimates, ongoing prudent and feasible tax planning strategies and related tax exposures in assessing the need for future valuation allowance, in the event we were to determine that we would be able to realize an amount higher or lower than the net amount of deferred tax asset recorded, a related adjustment to the valuation allowance and to the tax provision (benefit) would be made in the period such determination was made.

Overview of Financial Statements

        We are organized into the following two reportable segments with four operating business units;

        Specialty Communication Services:

    •
    Financial Document Services

    •
    Strategic Communication Services

    •
    Merrill Print Group

        Document Services:

    •
    Document Management Services

        Our Financial Document Services business has historically generated large, high gross margin cash flows as well as relatively high fixed costs. This business encompasses transactional documents that generally reflect the level of deal activity in the capital markets as well as required regulatory compliance and other repetitive work that is less affected by capital market fluctuations. While some types of transactions tend to increase when others are out of favor, a prolonged reduction in the overall level of financial transactions would be expected to have a negative impact on our Financial Document Services business. This was the case, for example, during the second halves of both fiscal years 2002 and 2001, when pronounced economic difficulties in the financial markets, including the impact of the events of September 11, 2001, reduced the overall level of transaction activity on a global scale. Domestic transaction-based revenue alone decreased $26.8 million, or 19.8%, in fiscal year 2002 compared to fiscal year 2001. Foreign revenue decreased $23.3 million, or 39.4%, in fiscal year 2002 to $35.8 million compared to $59.1 million in fiscal year 2001.

        Strategic Communication Services has historically generated more modest gross margins as a result of its product mix. It tends to command higher margins for its fulfillment services, and lower margins for its printing services as a result of pricing pressures. Fulfillment revenues are contractual, generally having a one to three year term, and compliment the revenues generated from transaction-based composition and print services, which tend to be one-time projects. Compliance documentation and marketing materials for our investment fund and corporate clients are not significantly affected by capital market fluctuations, but are usually in higher demand during our first quarter as a result of client's annual filing requirements.

        Our Document Management Services business tends to receive higher margins in the transactional, one-time reprographics and litigation support businesses, and lower margins in the on-going services generated from our on-site document service centers. Our Document Management Services business, like our Strategic Communication Services business, competes in large, highly fragmented markets. This business tends to follow general economic trends.

        In an effort to improve the stability of our revenue and profitability, we have strived to grow the non-financial transaction portion of our business and continue to use technology to develop products and services that help differentiate us from our competitors. We continue to look for opportunities to develop and grow all our businesses, but particularly our non-Financial Document Services business units.

        In fiscal year 2002, we recorded $5.5 million of debt-related nonrecurring expenses, including consulting, legal and other expenses directly related to the Restructuring.

        In September 2000, we implemented a cost-reduction program to address the reduced level of financial transaction market activity. Our cost-reduction efforts included workforce reductions, plant closings and the combination of two business units, Investment Company Services and Managed Communications Programs business units into Strategic Communication Services. The total restructuring charge for fiscal year 2001 was $4.3 million, which included severance costs for a reduction in our workforce of approximately 370 employees.

        In the first half of fiscal year 2002, we incurred an additional $1.1 million of restructuring expenses as a continuation of our efforts to reduce our fixed cost structure. As a result, we had further reduction in our workforce of approximately 120 employees.

Results of Operations

      Three months ended April 30, 2002 compared to three months ended April 30, 2001

        Net revenue

        Overall net revenue decreased 4.8%, or $8.0 million to $159.2 million for the three months ended April 30, 2002 from $167.2 million for the three months ended April 30, 2001. Net revenue in the Specialty Communication Services segment decreased $11.5 million, or 8.8%, to $130.2 million for the three months ended April 30, 2001 from $141.7 million for the three months ended April 30, 2001.

        Within the Specialty Communication Services segment, Financial Document Services net revenue decreased 10.8% to $59.3 million for the three months ended April 30, 2002 from $66.5 million for the three months ended April 30, 2001. The decrease in Financial Document Services net revenue was primarily due to continued sluggish capital market activity. Net revenue generated by financial transactions accounted for 16.6% of total net revenue for the three months ended April 30, 2002 compared to 22.6% for the three months ended April 30, 2001. Financial transaction net revenue decreased 30% for the three months ended April 30, 2002 when compared to the three months ended April 30, 2001. The lower transactional volume resulted from continued depressed capital market activity. Corporate regulatory compliance net revenue increased 15% for the three months ended April 30, 2002 compared to the three months ended April 30, 2001. The increase is attributed to our continued efforts to develop longer-term corporate relationships and aggressive marketing initiatives. Strategic Communication Services net revenue decreased $11.2 million, or 16.3% to $57.5 million from $68.7 million for the three months ended April 30, 2001. Generally slow market conditions and competitive pricing pressures were the primary reasons for this decrease. Merrill Print Group net revenue increased $6.9 million to $13.4 million for the three months ended April 30, 2002 from $6.5 million for the three months ended April 30, 2001. This increase is attributed largely to the printing of California ballot related documents for this election year.

        Net revenue in the Document Services segment increased $3.5 million, or 13.7% to $29.0 million for the three months ended April 30, 2002 from $25.5 million for the three months ended April 30, 2001. This increase resulted from the addition of several new accounts and strong reprographic business.

        Gross Profit

        Gross profit increased $2.2 million, or 3.9% to $59.2 million for the three months ended April 30, 2002 from $57.0 million for the three months ended April 30, 2001. As a percentage of net revenue, gross profit was 37.2% for the three months ended April 30, 2002 compared to 34.1% for the three months ended April 30, 2001. Gross profit, both in dollar value and as a percent of net revenue, increased despite a decrease in net revenue. This increase was due to cost reduction initiatives implemented during the third quarter of fiscal year 2001 and the first half of fiscal year 2002 and improved utilization of our production facilities.

        Gross profit in the Specialty Communications Services segment increased $1.0 million to $56.8 million for the three months ended April 30, 2002 from $55.8 million for the three months ended April 30, 2001. Gross profit, as a percentage of net revenue, was 43.6% for the three months ended April 30, 2002 compared to 42.3% for the three months ended April 30, 2001. Gross profit, both in dollar value and as a percentage of net revenues, increased due to cost reduction initiatives as previously discussed.

        Gross profit in the Document Services segment increased $1.1 million to $2.4 million for the three months ended April 30, 2002 compared to $1.3 million for the three months ended April 30, 2001. Gross profit, as a percentage of net revenue, was 8.4% for the three months ended April 30, 2002 compared to 5.0% for the three months ended April 30, 2001. Gross profit, both in dollar value and as a percentage of net revenue, reflect growth in net revenue and the related positive impact of increased utilization on the segment's fixed cost structure.

        Selling, general and administrative expenses

        Selling, general and administrative expenses decreased $1.4 million, or 3.2%, to $42.3 million for the three months ended April 30, 2002 from $43.7 million for the three months ended April 30, 2001. Selling, general and administrative expenses primarily decreased as a result of variable costs associated with lower net revenues and continued cost reduction initiatives. Selling, general and administrative expenses as a percent of net revenue increased slightly to 26.6% for the three months ended April 30, 2002 compared to 26.1% for the three months ended April 30, 2001 due largely to the impact of lower revenue volumes on our fixed cost structure.

        Merger and other nonrecurring costs

        Merger and other nonrecurring costs decreased $0.4 million to $1.5 million for the three months ended April 30, 2002 from $1.9 million for the three months ended April 30, 2001. These costs were directly related to our debt and capital restructuring efforts and are comprised largely of consulting and legal fees.

        EBITDA

        Earnings before interest, taxes, depreciation, and amortization (EBITDA), increased $2.3 million, or 13.5%, to $19.4 million for the three months ended April 30, 2002 from $17.1 million for the three months ended April 30, 2001. Cost reduction initiatives implemented in the third quarter of fiscal year 2001 contributed significantly to these results. Adjusted EBITDA, which reflects EBITDA exclusive of merger and other nonrecurring costs and restructuring costs, increased $1.9 million, or 10.0%, to $20.9 million for the three months ended April 30, 2002 from $19.0 million for the three months ended

April 30, 2001. Adjusted EBITDA, as a percentage of net revenue, was 13.1% for the three months ended April 30, 2002 compared to 11.4% for the three months ended April 30, 2001. The primary contribution to the increase in Adjusted EBITDA, as a percent of net revenue, resulted from the cost reduction initiatives discussed above.

        Interest expense, net

        Interest expense, net, for the three months ended April 30, 2002 was $9.7 million compared to $12.0 million for the three months ended April 30, 2001. The decrease is caused by the lower principal balances outstanding under our senior credit facility and lower interest rates.

        Other (income) expense, net

        Other (income) expense, net, increased to income of $0.4 million for the three months ended April 30, 2002 from an expense of $0.7 million for the three months ended April 30, 2001. This change was driven by lower foreign exchange currency losses related to our foreign operations and increased sublease rental income for the three months ended April 30, 2002, when compared to the three months ended April 30, 2001.

        Tax provision

        The tax provision for the three months ended April 30, 2002 was $3.1 million compared to $0.8 million for the three months ended April 30, 2001. The increase for the provision for income taxes results from higher taxable income as reflected by improved operating income and reduced interest expense.

        Net income (loss)

        Net income for the three months ended April 30, 2002 was $3.1 million compared to a net loss of $2.1 million for the three months ended April 30, 2001. This improvement in operating results of $5.2 million is attributable to improved operating income and lower interest expense, offset by the increase in the provision for income taxes, during the three months ended April 30, 2002.

  Fiscal year ended January 31, 2002 compared to fiscal year ended January 31, 2001

        Net revenue

        Overall net revenue decreased 7.2% to $602.9 million for fiscal year 2002 from $649.5 million for fiscal year 2001. Net revenue in the Specialty Communication Services segment decreased $64.9 million, or 11.5%, to $499.9 million for fiscal year 2002 from $564.8 million for fiscal year 2001. Net revenue generated by all of our business units was generally impacted by changes in volume and not from any significant price changes.

        Within the Specialty Communication Services segment, Financial Document Services net revenue decreased 17.4% to $228.4 million for fiscal year 2002 from $276.4 million for fiscal year 2001. Net revenue generated by financial transactions represented 23.7% of total consolidated net revenue for the year ended January 31, 2002 compared to 30.2% for fiscal year 2001. Financial transaction net revenue declined 27.2% from fiscal year 2001 due to a significant downturn in the capital markets, a trend that had started before the events of September 11, 2001, and continued through the end of fiscal year 2002. Corporate regulatory compliance net revenue increased 9.6% for the year ended January 31, 2002. The increase was due to the addition of customers and a slight increase in the number of filings with existing customers. Strategic Communication Services net revenue decreased $13.6 million, or 5.1%, to $254.7 million for fiscal year 2002 from $268.3 million for fiscal year 2001. This decrease was driven by the poor overall business climate and ongoing competitive pricing pressures. Merrill Print

Group net revenue decreased $3.3 million, or 16.4%, to $16.8 million for fiscal year 2002 from $20.1 million for fiscal year 2001. Net revenues declined from fiscal year 2001 due to general business conditions and the absence in fiscal year 2002 of revenue from our ballot business in California, which occurs every two years.

        Net revenue in our Document Services segment increased by $18.3 million, or 21.6%, to $103.0 million for fiscal year 2002 from $84.7 million for fiscal year 2001. This increase resulted from significant increases in the litigation support business of 50.2% and in our document service centers of 24.4% along with a modest 5.0% growth in our reprographics business. With our new marketing and development relationship entered into on February 1, 2001 with Trion Technologies, Inc., we significantly added to our litigation support production and sales capacity (moving our operations from Norwalk, Connecticut to Cleveland, Ohio), which had a positive impact on our fiscal year 2002 revenues.

        Gross profit

        Gross profit decreased $9.3 million, or 4.6%, to $192.0 million for fiscal year 2002 from $201.3 million for fiscal year 2001. Gross profit as a percentage of net revenue, increased from 31.0% for fiscal year 2001 to 31.9% for fiscal year 2002. The 4.6% decrease in gross profit was due to a reduction in overall revenues. Despite the decline in gross profit, gross profit as a percentage of net revenue increased. This increase in gross profit, as a percentage of net revenue, was due to cost savings associated with staff restructuring efforts implemented in the third quarter of fiscal year 2001 and through the second quarter of fiscal year 2002, and the effects of our lower fixed costs associated with our production facilities.

        Gross profit in the Specialty Communications Services segment decreased $10.0 million to $172.9 million for fiscal year 2002 from $182.9 million for fiscal year 2001. Gross profit, as a percentage of net revenue, was 37.3% for fiscal year 2002 compared to 32.4% for fiscal year 2001. The decrease in gross profit in fiscal year 2002 was directly attributable to the $64.9 million decrease in Specialty Communication Services segment net revenue, as previously discussed. The increase in gross profit in fiscal year 2002, as a percentage of net revenue, resulted from cost saving initiatives implemented in the last half of fiscal year 2001 and the first half of fiscal year 2002.

        Gross profit in the Document Services segment increased $0.7 million to $19.1 million for fiscal year 2002 from $18.4 million for fiscal year 2001. Gross profit, as a percentage of net revenue, was 18.6% for fiscal year 2002 compared to 21.7% for fiscal year 2001. The increase in gross profit in fiscal year 2002 was directly attributable to the increase in net revenue, as previously discussed. The decrease in gross profit, as a percentage of net revenue, in fiscal year 2002 was primarily due to incurring start-up costs for new accounts and recognizing duplicate facility costs for our litigation support service operations.

        Selling, general and administrative expenses

        Selling, general and administrative expenses decreased $18.9 million, or 11.0%, to $152.9 million for fiscal year 2002 from $171.8 million for fiscal year 2001. Selling, general and administrative expenses decreased primarily as a result of staff reductions implemented in the latter half of fiscal year 2001 and strong controls placed on all discretionary spending throughout fiscal year 2002. The decrease in selling, general and administrative expenses was accomplished despite an increase in management bonuses expense in fiscal year 2002 of $5.6 million compared to a total of $0.8 million in fiscal year 2001 as well as an increase of $5.8 million for the provision for losses on trade receivables to $10.1 million in fiscal year 2002 compared to $4.4 million in fiscal year 2001. Selling, general and administrative expenses, as a percentage of net revenue, were 25.4% for fiscal year 2002 compared to 26.5% for fiscal year 2001 and reflects the cost savings discussed above.

        Merger and other nonrecurring costs

        In fiscal year 2002, we recorded $5.5 million of nonrecurring debt-related expenses consisting of consulting, legal and other fees directly related to our efforts to negotiate a consensual restructuring of our debt obligations. Related costs in fiscal year 2001 were $0.2 million and reflect miscellaneous merger costs.

        Restructuring costs

        Restructuring costs decreased $3.2 million, or 74.4%, to $1.1 million for fiscal year 2002 from $4.3 million for fiscal year 2001. Restructuring costs for both fiscal years primarily related to our staff reduction initiatives. Approximately 370 employees were impacted in fiscal year 2001 resulting in the recording of $4.3 million for severance, outplacement and other related expenses. Approximately 120 employees were impacted by restructuring initiatives in fiscal year 2002 resulting in the recording of $1.1 million for severance, outplacement and other related expenses. Staff reductions impacted all business units in both fiscal years 2002 and 2001.

        EBITDA

        EBITDA increased $6.2 million, or 12.7%, to $55.0 million for fiscal year 2002 from $48.8 million for fiscal year 2001. Adjusted EBITDA, which reflects EBITDA exclusive of merger and other non-recurring costs and restructuring costs increased $8.3 million, or 15.6%, to $61.6 million for fiscal year 2002 from $53.3 million for fiscal year 2001. The increase in Adjusted EBITDA is a direct result of decreased selling, general and administrative expenses, partially offset by decreased gross profits as previously discussed. Adjusted EBITDA, as a percentage of net revenue, was 10.2% for fiscal year 2002 compared to 8.2% for fiscal year 2001. This increase in EBITDA, as a percentage of net revenue, is a direct reflection of cost savings outweighing the decrease in revenue.

        Interest expense, net

        Interest expense, net for fiscal year 2002, increased $2.0 million from $42.6 million for fiscal year 2001 to $44.6 million for fiscal year 2002. This increase is due to additional interest expense of $1.0 million and a decrease in interest income of $1.0 million during fiscal year 2002. The increase in fiscal year 2002 interest expense is due to a full year of interest accruing on the Senior Discount Notes that were issued late in fiscal year 2001. Overall interest rates on the Credit Agreement remained relatively flat even though major interest rate indexes decreased during fiscal year 2002. We did not realize the benefit of decreased interest rate indexes as they were offset by higher interest rate margins being charged by our senior lenders as part of the First Amendment to the Credit Agreement signed in December 2000 and default interest of 2.00% being charged upon the event of default being declared by our senior lenders in February 2001. While outstanding borrowings under our Credit Agreement decreased by approximately $25.2 million during fiscal year 2002, approximately $21.6 million of the debt service occurred during the fourth quarter thereby not allowing for a significant amount of interest expense savings to be recognized. The decrease in interest income of $1.0 million resulted from a $1.6 million decrease in investment income earned in fiscal year 2002 on assets deposited on behalf of deferred compensation trust accounts, offset by a $0.6 million increase in interest income due to larger cash balances in fiscal year 2002.

        Other income, net

        Other income, net, decreased $1.5 million, to $0.2 million for fiscal year 2002 compared to $1.7 million for fiscal year 2001. The decrease is due to less favorable foreign currency exchange rates.

        Benefit from income taxes

        Benefit from income taxes decreased $1.4 million, from $3.4 million in fiscal year 2001, to $2.0 million in fiscal year 2002. The decrease is attributable to lower losses before income taxes and an increase in the valuation allowance as a result of the uncertainty of utilizing foreign net operating losses. These factors were mitigated by a decrease in the amount of non-deductible business meeting and entertainment expenses incurred in fiscal year 2002 when compared to fiscal year 2001.

        Net loss

        The net loss for fiscal year 2002 was $9.9 million compared to $12.8 million for fiscal year 2001. The decrease in net loss is attributable to decreased selling, general and administrative costs offset by lower gross profits, increased interest expense, net and nonrecurring costs as previously discussed.

  Fiscal year ended January 31, 2001 compared to fiscal year ended January 31, 2000

        Net revenue

        Overall net revenue increased 10.5% to $649.5 million for fiscal year 2001 from $587.7 million for fiscal year 2000. Net revenue in the Specialty Communication Services segment increased $54.3 million, or 10.6%, to $564.8 million for fiscal year 2001 from $510.5 million for fiscal year 2000. Net revenue generated by all of our business units was generally impacted by changes in volume and not by significant price changes.

        Within the Specialty Communication Services segment, Financial Document Services net revenue increased 6.6% to $276.4 million for fiscal year 2001 from $259.2 million for fiscal year 2000. Net revenue generated by financial transactions represented 30.2% of total net revenue for fiscal year 2001 compared to 31.9% for fiscal year 2000. Financial transaction revenue remained relatively stable, posting a modest 4.7% increase from fiscal year 2000, despite a significant downturn in the financial markets which began late in the three months ended April 30, 2002. Our foreign operations growth in net revenue in fiscal year 2001 was a significant contributor to Financial Document Services' net revenue growth. Corporate regulatory compliance net revenue increased 21.8% for fiscal year 2001. The increase was driven by an aggressive marketing initiative implemented during the first half of fiscal year 2001. Strategic Communication Services net revenue increased $32.1 million, or 13.6%, to $268.3 million for fiscal year 2001 from $236.2 million for fiscal year 2000. This increase was driven by a full year of revenue from the Daniels Printing operation which was acquired in April 1999, and the Alternative Communications operation which was acquired in July of 1999. In addition, the addition of several new customers and sales of new services to existing customers helped increased revenues. Merrill Print Group net revenue increased $5.0 million, or 33.1%, to $20.1 million for fiscal year 2001 from $15.1 million for fiscal year 2000. This increase was attributed to the positive impact of the Daniels Printing operation and election year ballot printing revenue.

        Net revenue in the Document Services segment increased $7.4 million, or 9.6%, to $84.7 million for fiscal year 2001 from $77.3 million for fiscal year 2000. This increase resulted from moderate transactional growth in our reprographic business and from adding new accounts in certain growth cities, including Houston, New York, Los Angeles and San Francisco.

        Gross profit

        Gross profit increased $7.0 million, or 3.6%, to $201.3 million for fiscal year 2001 from $194.3 million for fiscal year 2000. As a percentage of net revenue, gross profit was 31.0% for fiscal year 2001 compared to 33.1% for fiscal year 2000. Gross profit in the Specialty Communication Services segment increased $7.1 million to $182.9 million for fiscal year 2001 from $175.8 million for fiscal year 2001. Gross profit, as a percentage of net revenue was 32.4% for fiscal year 2001 compared to 34.1% for fiscal year 2000. The increase in gross profit reflects the increase in net revenue in fiscal year 2001 of $54.3 million when compared to fiscal year 2000. The decrease in gross profit, as a percentage of revenue, was due primarily to a shift from financial transactions revenue to revenue generated by our other business units with Speciality Communication Services that tend to be less cyclical, but carry lower gross margins. In addition, fiscal year 2001 gross profit, as a percentage of net revenue, was negatively impacted by reduced utilizations of our fixed production capacity.

        Gross profit in the Document Services segment remained relatively stable as fiscal year 2001 gross profit was $18.4 million compared to $18.5 million in fiscal year 2000. Gross profit as a percentage of net revenue, was 21.7% for fiscal year 2001 compared to 23.9% for fiscal year 2000. The decrease in gross profit, as a percentage of net revenue, was caused by start-up costs for new accounts added as previously discussed.

        Selling, general and administrative expenses

        Selling, general and administrative expenses increased $25.4 million, or 17.4%, to $171.8 million for fiscal year 2001 from $146.4 million for fiscal year 2000. Selling, general and administrative expenses primarily increased as a result of variable costs associated with increased revenues, related expenses associated with the Daniels Printing and Alternative Communications operations acquired in fiscal year 2000 and the impact of a full year of costs associated with our foreign operation. In addition, we hired a number of experienced sales people early in fiscal year 2001 whose contribution to revenue was negatively impacted by non-compete agreements and a downturn in financial market activity. Selling, general and administrative expenses, as a percent of net revenue, were 26.5% for fiscal year 2001 compared to 24.9% for fiscal year 2000. Expenses related to new document service center accounts and the cost associated with hiring the new sales people contributed to the increase in selling, general and administrative expenses, as a percentage of revenue in fiscal year 2001.

        Merger and other non-recurring costs

        Merger and other non-recurring costs were $0.2 million for fiscal year 2001 compared to $42.6 million for fiscal year 2000. The decrease in merger and other non-recurring costs of $42.4 million in fiscal year 2001 was due to the one-time nature of the expenses incurred as part of the merger.

        Approximately $26.3 million of total merger costs incurred in fiscal year 2000 were attributable to the cancellation of stock options and the related payments to the stock option holders. The remaining $16.3 million of fees and expenses related to non-capitalizable merger fees and expenses. The merger was accounted for as a recapitalization and had no impact on our historical basis of assets and liabilities nor resulted in the recording of any goodwill.

        Restructuring costs

        Restructuring costs totalled $4.3 million in fiscal year 2001 due to employee restructuring initiatives undertaken as a result of the downturn in the economy and general business levels in the third and fourth quarters of fiscal year 2001. There were no such costs in fiscal year 2000.

        EBITDA

        EBITDA increased $20.1 million, or 70.0%, to $48.8 million for fiscal year 2001 from $28.7 million for fiscal year 2000. Adjusted EBITDA, which reflects EBITDA exclusive of nonrecurring merger costs, restructuring costs, and, in fiscal year 2000, start-up costs related to international operations and new customer accounts of $2.9 million, decreased $20.9 million, or 28.2%, to $53.3 million for fiscal year 2001 from $74.2 million for fiscal year 2000. The decrease in Adjusted EBITDA in fiscal year 2001 is a direct result of decreased gross profit and increased selling, general and administrative expenses as previously discussed. Adjusted EBITDA, as a percentage of net revenue, was 8.2% for fiscal year 2001 compared to 12.6% for fiscal year 2000.

        Interest expense, net

        Interest expense, net, for fiscal year 2001 was $42.6 million compared to $12.8 million for fiscal year 2000. The increase in interest expense, net is directly attributable to recognizing a full year of interest expense for the debt obligations issued to finance the merger in November of 1999.

        Other (income) expense, net

        Other (income) expense, net, increased $3.0 million, to $1.7 million of other income for fiscal year 2001 compared to $1.3 million of other expense for fiscal year 2000. The net increase is due largely to more favorable foreign currency exchange rates in fiscal year 2001 compared to fiscal year 2000 and the absence of a $2.0 million investment write-down that occurred in fiscal year 2000.

        Provision for (benefit from) income taxes

        The benefit from income taxes was $3.4 million for fiscal year 2001 compared to a provision for income taxes of $7.5 million for fiscal year 2000. The net change in provision for (benefit from) income taxes of $10.9 million was a result of larger losses before income taxes, lower non-deductible business meeting and entertainment expenses and lower non-deductible merger expenses in fiscal year 2001 when compared to similar items in fiscal year 2000.

        Net loss

        The net loss for fiscal year 2001 was $12.8 million compared to of $16.4 million for fiscal year 2000. The improvement in net operating results for fiscal year 2001 was caused by higher gross profits, lower merger and other nonrecurring costs, and lower provision for income taxes, offset by increases in selling, general and administrative costs, interest expense and restructuring costs, as previously discussed.

Liquidity, Capital Resources and Financing Sources

  Overview

        Our principal source of liquidity is cash flows generated from operations. Our principal uses of cash are debt service, capital expenditures and working capital requirements. We failed to meet our financial covenants under our Credit Agreement for our third quarter ended October 31, 2000 as a result of the negative impact on our operations caused by continued softness in domestic financial transaction markets that had started in April 2000. We entered into the First Amendment to the Credit Agreement in December 2000 whereby our financial covenants were retroactively reduced for the third quarter ended October 31, 2000 and for each quarter through April 30, 2001. In consideration of this amendment, we paid an amendment fee of $0.7 million, agreed to an increase in interest rate spreads and our revolving credit facility portion was reduced from $50.0 million to $35.0 million. Also, a new senior debt to EBITDA financial covenant ratio was added. In January 2001, to satisfy another provision of the First Amendment to the Credit Agreement, our major shareholder and our president and chief executive officer infused $9.1 million of funds in the form of the Senior Discount Notes. We subsequently failed to meet the revised financial covenants for fiscal year 2001 as our operations continued to be negatively impacted by depressed domestic financial transaction markets and a slowing domestic economy.

        We entered into the Second Amendment to the Credit Agreement effective February 2001. This amendment waived all defaults arising from our failure to satisfy the financial covenants at January 31,

2001 through April 15, 2001 (the "Waiver Period"). In consideration for the Second Amendment to the Credit Agreement, we paid an amendment fee of $0.3 million and agreed to pay default interest rates on the outstanding borrowings and not to borrow against our revolving credit facility. During the Waiver Period, we began discussions with our lenders regarding additional amendments or waivers and the potential consensual restructuring of outstanding debt obligations. On April 24, 2001, we received notice from the lenders under the Credit Agreement that due to our failure to comply with the financial covenants by the end of the Waiver Period, an event of default had been declared. Concurrently with the notice to us, the lenders under the Credit Agreement issued a payment blockage notice to the trustee of the Old Senior Subordinated Notes to prevent payment of interest to the holders of the Old Senior Subordinated Notes until the earlier of the date on which the event of default under the Credit Agreement was cured or waived or 179 days after the payment blockage notice was received. Accordingly, we did not make the semi-annual interest payment due May 1, 2001 on the Old Senior Subordinated Notes. Negotiations with both our lenders under the Credit Agreement and holders of the Old Senior Subordinated Notes continued but were interrupted by the events of September 11, 2001.

        On October 19, 2001, we entered into the Third Amendment to the Credit Agreement whereby the lenders agreed to forebear their right to exercise remedies under the declared event of default through November 18, 2001. In consideration for this amendment, we prepaid $20.0 million of principal out of existing cash balances. The amendment also required us to give notice to the lenders under the Credit Agreement of our intent to make any future interest payments under our Old Senior Subordinated Notes and other payments in excess of defined amounts in the agreement. We did not make the November 1, 2001 or the May 1, 2002 semi-annual interest payment on the Old Senior Subordinated Notes. During this extended period, we were in ongoing discussions with the lenders under the Credit Agreement and the holders of our Old Senior Subordinated Notes regarding a consensual restructuring of our debt. On June 3, 2002, we announced an agreement on a proposed restructuring plan that will waive or cure existing defaults under the Credit Agreement and the Old Senior Subordinated Notes. Significant financial terms of the proposed recapitalization plan are set forth in the section entitled "Summary—The Restructuring."

        Our ability to operate as a going concern is dependent upon our ability to cure the defaults under the Credit Agreement and the Old Senior Subordinated Notes. If the Exchange Offer is not successful, the lenders under the Credit Agreement and the holders of our Old Senior Subordinated Notes have the right to demand accelerated principal and unpaid interest payments as a remedy to the event of default. In such a scenario, it is unlikely that we could raise the funds to pay off all of our debts under these financing arrangements. There can be no assurance that we will successfully complete the Exchange Offer nor meet the covenants in the Credit Agreement as amended by the Credit Agreement Amendment and the New Senior Subordinated Notes. Any failure to complete the Exchange Offer or meet the revised covenants would have a material adverse effect on our financial position and cash flows. We intend to fund the Restructuring and the related financing and advisory costs with the proceeds of the Capital Infusion and excess cash balances.

        Capital expenditures were $10.9 million, $14.0 million and $15.3 million for fiscal years 2002, 2001 and 2000, respectively. We anticipate that we will spend approximately $15.0 million for fiscal year 2003 for telecommunications and office equipment, computer based production equipment, reprographics, leasehold improvements and printing equipment. We believe that we will continue to require working capital consistent with past experience and that current levels of liquidity, in light of a successful Restructuring, as described above, will be sufficient to meet expected working capital needs for fiscal year 2003, although there can be no assurances that our requirements will not change and that our current levels of liquidity will be sufficient to meet our needs.

  Financing Sources

        Credit Agreement

        As of January 31, 2002, we had total indebtedness under the Credit Agreement of approximately $192.9 million and no borrowings under the $35.0 million revolving credit facility. The term loan facility consists of a $55.9 million amortizing term loan A, maturing November 23, 2005, and a $137.0 million amortizing term loan B, maturing November 23, 2007. The Credit Agreement also includes a $35.0 million revolving credit facility that matures on November 23, 2005, which we have currently agreed not to borrow against because of the events of default described above. Borrowings under this credit facility historically bore interest based on a margin over, at our option, the base rate or the reserve adjusted London Interbank Offered Rate, or LIBOR. The applicable margin was initially 3.00% over LIBOR and 1.75% over the base rate for borrowings under the revolving credit facility and for term loan A and 3.75% over LIBOR and 2.50% over the base rate for term loan B. As a result of the First Amendment to the Credit Agreement, interest rate margins were increased for amounts borrowed under the revolving credit facility and term loan A from 3.00% to 3.50% over LIBOR and from 1.75% to 2.25% over the base rate and for term loan B from 3.75% to 4.25% over LIBOR and from 2.50% to 3.00% over the base rate. Due to the declaration of default in April 2001, by the lenders under the Credit Agreement, our ability to borrow funds under the LIBOR option was terminated and interest rates were increased an incremental 2.00%. The Credit Agreement limits Merrill Communications' ability to pay dividends to us other than for the purpose of making current payments of principal and interest on the notes and specified fees and expenses incurred by us. The Credit Agreement also contains covenants, including covenants that limit our ability to incur debt, pay dividends and make investments. As part of the Restructuring, the Credit Agreement Amendment will amend the Credit Agreement as described under "Description of the Credit Agreement."

        Senior Discount Notes

        On January 12, 2001, as a requirement of the First Amendment to the Credit Agreement, we sold the Senior Discount Notes that are due on January 12, 2008 to our major shareholder and our president and chief executive officer. The aggregate principal amount at maturity of these notes is $23.5 million, and they generated proceeds to Merrill Communications LLC of $9.1 million. These notes are guaranteed by each of our existing wholly owned domestic restricted subsidiaries. These notes contain registration rights requiring Merrill Communications LLC to register the exchange of such notes upon demand by the holders. As part of the Restructuring, the Senior Discount Notes will be amended as described under "Description of the New Senior Discount Notes."

        Old Senior Subordinated Notes

        On November 23, 1999, we sold 140,000 units consisting of Old Senior Subordinated Notes and warrants to purchase 172,182 shares of our Class B common stock for $140.0 million. In March 2000, we repurchased $5.0 million of principal amount of the Old Senior Subordinated Notes for $4.7 million in cash. The notes, which mature on May 1, 2009, had a $130.4 million balance at January 31, 2002 and are guaranteed by each of our existing wholly-owned domestic subsidiaries. Interest on the notes is payable semi-annually in cash. As part of the Restructuring, we are offering to exchange all of the Old Senior Subordinated Notes for New Securities and soliciting consents to amend the terms of any Old Senior Subordinated Notes not tendered. See "The Exchange Offer" and "The Consent Solicitation."

        Old Preferred Stock

        In connection with the merger, we issued 500,000 shares of Old Preferred Stock, due in 2011, to DLJMB and to institutional investors. Together with the Old Preferred Stock, we issued warrants to purchase 344,263 shares of our Class B common stock at a purchase price of $0.01 per share. As part of the Restructuring, the Old Preferred Stock will be amended as described under "Description of Capital—The New Preferred Stock."

  Contractual Obligations and Commercial Commitments

        Our contractual obligations and commercial commitments are summarized below:

	Payments Due by Period
	(amounts in thousands)
Contractual Obligations	As of January 31, 2002 Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Debt obligations(1)	$338,262	$8,050	$32,350	$23,220	$274,642
Capital lease obligations(2)	3,562	1,220	2,067	275	—
Operating leases(3)	76,147	14,326	24,414	14,554	22,853
Unconditional purchase obligations	—	—	—	—	—
Other long-term obligations(4)	—	—	—	—	—
Total contractual cash obligations	$417,971	$23,596	$58,831	$38,049	$297,495

(1)
Debt obligations consists of the term loans, Old Senior Subordinated Notes and Senior Discount Notes previously described. There are no outstanding balances at January 31, 2002 under our revolving credit facility.

(2)
Represents the future payments that we need to make for an office and production facility and certain equipment under leases that are accounted for as capital leases.

(3)
Represents the future payments that we need to make under operating leases for office and production space and equipment that expire at various dates through 2014. In accordance with accounting principles generally accepted in the United States of America, the obligations under these operating leases are not recorded on our balance sheet. Many of these leases provide for payment of certain expenses and contain renewal and purchase options. Our Document Management Services business unit alone enters into numerous operating leases for equipment including copiers and fax machines.

(4)
We have issued standby letters of credit in the ordinary course of business totaling $2.4 million, which expire at various dates during fiscal year 2003.

        We do not use derivatives, special purpose entities or any other form of off-balance sheet financing. We are involved in certain joint venture arrangements that are intended to complement our core services and markets. We have the discretion to provide funding on occasion for working capital or capital expenditures and we make an evaluation of additional funding based on an assessment of the venture's business opportunities. Any possible commitments arising from these arrangements are not believed to be significant to our financial condition or results of operations.

  Analysis of Cash Flow

        Three months ended April 30, 2002 compared to three months ended April 30, 2001

        Cash and cash equivalents decreased $30.5 million from $45.9 million at January 31, 2002 to $15.4 million at April 30, 2002. This compares to a $0.4 million increase in cash and cash equivalents for the corresponding periods in 2001. The significant change in cash and cash equivalents for the three months ended April 30, 2002 when compared to the three months ended April 30, 2001 was caused by a larger build-up of work-in-process inventories during the three months ended April 30, 2002 when compared to the three months ended April 30, 2001. The build-up of work-in-process inventories at April 30, 2002 was driven primarily by delays in corporate reporting due to heightened investor scrutiny. This impact was offset by better net operating results during the three months ended April 30, 2002 when compared to the three months ended April 30, 2001. The increase in cash and cash equivalents during the three months ended April 30, 2001 was positively impacted by unusually large increases in accounts payable and accrued expenses balances for the period. This larger than usual seasonal increase was a result of our efforts to gain vendor credit in light of our inability to have borrowings under our revolving credit facility due to non-compliance with financial covenants under our Credit Agreement, as previously discussed. Because our daily cash and cash equivalents balances were generally higher throughout the three months ended April 30, 2002 when compared to the three months ended April 30, 2001, we elected to pay vendors within normal terms and take advantage of discounts, when available. We also began to experience reluctance from some vendors to extend credit terms given the delay in finalizing a restructuring plan. Therefore, the increase, and resulting positive cash flow impact, in accounts payable and accrued expenses balances for the three months ended April 30, 2002, was not as great as the three months ended April 30, 2001.

        Fiscal year ended January 31, 2002 compared to fiscal year ended January 31, 2001

        Cash and cash equivalents increased $23.0 million to $45.9 million on January 31, 2002 from $22.9 million on January 31, 2001. Cash provided from operations in fiscal year 2002 was $60.8 million compared to $21.9 million during fiscal year 2001. Cash flow from operations during fiscal year 2002, when compared to fiscal year 2001, was positively impacted by lower trade receivable and inventory balances, improved operating results, larger provision for losses on trade receivables and increases in accrued expenses balances. The increase in accrued expenses of $23.4 million at January 31, 2002 when compared to the accrued expense balance at January 31, 2001 was primarily due to accrued interest as we did not make the scheduled semi-annual coupon payments on our Old Senior Subordinated Notes in fiscal year 2002. Net cash used in investing activities for fiscal year 2002 was $11.4 million compared to $22.9 million for fiscal year 2001. Significant uses of cash in investing activities for fiscal year 2002 related primarily to $10.9 million for purchase of property, plant and equipment compared to $14.0 million for similar purchases in fiscal year 2001. Net cash used in financing activities was $26.0 million in fiscal year 2002 compared to cash provided by financing activities of $7.9 million for fiscal year 2001. Net cash used in financing activities in fiscal year 2002 related to approximately $20.4 million of prepaid principal payments under our Credit Agreement, and payment of $4.5 million for scheduled debt and capital lease obligations. Cash provided by financing activities of $7.9 million for fiscal year 2001 related primarily to the issuance of $9.1 million of Senior Discount Notes to our major shareholder and our president and chief executive officer as part of the First Amendment to the Credit Agreement.

        Fiscal year ended January 31, 2001 compared to fiscal year ended January 31, 2000

        Cash and cash equivalents increased $8.4 million to $22.9 million at January 31, 2001 from $14.5 million at January 31, 2000. We generated cash from operations in fiscal year 2001 of $21.9 million compared to cash used in operations of $20.0 million for fiscal year 2000. This change was driven by lower net losses, the positive cash impact from lower trade receivables and work-in-process inventory and higher accrued expense balances. This positive impact was offset by a decrease in accounts payable balances. Net cash used in investing activities was $22.9 million and $71.8 million for fiscal years 2001 and 2000, respectively. Significant uses of cash in investing activities during fiscal year 2001 related to the purchase of property, plant and equipment of $14.0 million compared to similar purchases of $15.3 million during fiscal year 2000. Cash used in investing activities in fiscal year 2000 included the acquisitions of Daniels Printing and Alternative Communications that totaled $55.2 million. Net cash provided by financing activities was $7.9 million and $82.8 million for the fiscal years 2001 and 2000, respectively. Significant sources of cash provided by financing activities in fiscal year 2001 included $9.1 million from the issuance of the Senior Discount Notes, and net proceeds from the issuance and repurchase of Class B common stock of $6.3 million, offset by principal payments under our debt and capital lease obligations of $7.5 million. Cash provided by financing activities in fiscal year 2000 of $82.8 million was a direct result of merger related activities including the issuance of long term debt, the sale of Class B common stock and Old Preferred Stock, partially offset by repurchase of Class B common stock.

        New Accounting Pronouncements

        In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 141 also specifies that intangible assets acquired in a business combination under the purchase method must be recognized and reported apart from goodwill. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually. SFAS No. 142 also requires intangible assets with definitive useful lives to be amortized over their respective estimated useful lives. We were required to adopt SFAS No. 141 immediately. SFAS No. 142 was adopted effective February 1, 2002. The ceasing of goodwill amortization under SFAS No. 142 will benefit pre-tax income in fiscal year 2003 by approximately $6.0 million. Based on our preliminary analysis, we do not anticipate impairment issues or changes in connection with the implementation, or in the foreseeable future, based on the current performance of our reporting units. We expect to complete our analysis by the end of the second fiscal quarter.

        In August 2001, SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets" was issued. This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS 144 retains and expands upon the fundamental provisions of existing guidance related to the recognition and measurement of the impairment of long-lived assets to be held and used, and the measurement of long-lived assets to be disposed of by sale. The required adoption of SFAS No. 144 at the beginning of fiscal year 2003 did not have a material impact on our financial position, results of operations or cash flows.

Quantitative and Qualitative Disclosures About Market Risk.

        Borrowings under Merrill Communications LLC's credit facility accrue interest at variable rates. Based on outstanding borrowings under the credit facility at January 31, 2002, a one-eighth of one percent change in interest rates would impact interest expense in the amount of approximately $0.4 million annually. On December 22, 1999, we entered into an interest rate cap with DLJ International Capital. Beginning March 24, 2000, the interest rate for $110.0 million of borrowings under our term loans A and B was capped at 7.5% until December 24, 2001, at which time the agreement expired.

        We regularly invest excess operating cash in overnight repurchase agreements that are subject to changes in short-term interest rates. Accordingly, we believe that the market risk arising from our holding of these financial instruments is minimal.

BUSINESS

Introduction

        We are a diversified communications and document services company applying advanced information systems and intranet/Internet technology to provide a broad range of services to our financial, legal and corporate clients. Our services integrate traditional composition, imaging and printing services with document management, distribution, marketing and software solutions. This integrated approach helps streamline the preparation and distribution of business-to-business communications materials. We service our domestic clients through 47 business centers throughout 24 metropolitan areas in the United States, and our international clients through offices in Paris, London and Frankfurt, a revenue sharing arrangement in Canada and vendor relationships with local document service providers in Europe, Asia, Latin America and Australia.

        Our business strategy is to help our clients communicate more effectively with their clients. We pursue this strategy by providing a total outsourcing solution for all of our clients' business-to-business communications and document needs. As part of our strategy, we focus on specific client segments that have substantial and complex communications requirements for which we have developed expertise that we believe provides us with a significant competitive advantage. Our service offering is often fully integrated with our clients' internal processes, and in many cases we have dedicated full-time personnel situated on-site at our clients' locations. As a result, we believe we have built strong, long-lasting relationships with clients that trust us to manage their time-sensitive, confidential documents and their branded promotional materials.

        As part of our efforts in helping our clients communicate more effectively with their clients, we have introduced electronic, digital and Internet-based solutions. We have designed our service offering to take advantage of our strong technological capabilities in web-based information, document collaboration and distribution and in electronic document imaging, coding and retrieval. The proprietary technology embedded within our services further strengthens our client relationships and the integration of our service offering into our clients' communications processes. Currently, we have a team of approximately 200 project managers, software developers and support personnel responsible for the design, development and implementation of our technology-based offerings.

        Our company is organized into four business units: Financial Document Services, Strategic Communication Services, Document Management Services and the Merrill Print Group. We believe this structure provides us clear accountability, quick decision-making and a sharp operational focus within each line of business. We believe it also better enables us to capitalize on the growth opportunities within each of our markets. Our business units are organized under two reportable segments, Specialty Communication Services and Document Services.

Specialty Communication Services

        The Specialty Communication Services segment of our business provides our corporate and financial services clients with information technology-based solutions for the production and distribution of transactional financial documents, marketing materials, compliance documents and branded promotional materials.

  Financial Document Services

    Overview

        Our Financial Document Services business unit produces and distributes (electronic and paper) time-critical, transactional financial documents, such as registration statements, offering circulars, offering memoranda and other printed materials that are part of business financings, mergers and acquisitions. We also produce compliance and reporting documents, such as annual and quarterly reports and proxy statements, which are either mailed or made electronically available to shareholders. As part of our international and domestic operations, we provide translation services for transactional financial documents, compliance documents and other legal contracts. We also provide a suite of investor relations products, both directly (where we coordinate the distribution of disclosure documents for our corporate clients through secure, offering-specific websites), and through a strategic marketing alliance arrangement (where our strategic partner provides website hosting, webcast, messaging, mail fulfillment, interactive voice response and information dissemination services to our corporate clients). In the financial printing market, we are one of four international financial printers with a nationwide network and recognized brand name.

    Services and Marketing

        Our principal service is managing and coordinating the composition, printing and distribution of electronic and paper transaction-based financial documents, as well as compliance and investor reports. We offer 24-hour conference facilities, high-quality support services to assist in the preparation, printing and delivery of documents, and advanced information technology solutions to facilitate collaborative work environments, speed delivery of proofs and assist clients in electronic delivery of documents to their shareholder and investor base. We are also responsible for making all required regulatory filings with the SEC. We believe we are the only financial printer with an integrated, single-source composition and filing system. Because the typeset and EDGAR versions are output from the same data file, our integrated, single-source system provides our clients with greater reliability and efficiency in producing accurate typeset and EDGAR documents for filing.

        In addition to our core composition, printing and distribution services, we also provide certain legal-related services to our clients in an effort to continue to diversify our revenue stream and expand our traditional product offerings:

  •
  Translation Services, where, through Merrill global language services, we offer foreign language translation services both to domestic and foreign companies. Our revenues for this service have doubled in the last fiscal year, from $2.1 million in fiscal 2001 to $4.3 million for fiscal 2002. This growth has been due to the acquisition of NTEXT Corporation in April 2000, and the opening of our international operations in Paris (Fall 1999), London (Summer 1999) and Frankfurt (Summer 2000).

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  Investor Relations Services, where, through Merrill e-Docs, we coordinate the distribution of disclosure documents for our corporate clients through secure, offering-specific websites. Additionally, through a strategic marketing alliance, we offer our clients a suite of online investor communication services, including website hosting, webcast, messaging, mail fulfillment, interactive voice response and information dissemination services.

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  Virtual Data Rooms, where, through Merrill DataSite, we provide a web-based or CD-ROM virtual data room enabling our clients to access and review due diligence documents in mergers and acquisitions transactions from anywhere in the world. This service is designed to provide a cost-effective alternative to the on-site data room traditionally used by our clients, and leverages our UR-Law technology previously used only in our Document Management Services business unit. We believe these Virtual Data Rooms will expand our presence in the mergers and acquisitions area.

        We emphasize technology-based solutions in providing financial document services to our clients, including software applications that facilitate collaborative work environments and reduce the need for face-to-face drafting sessions. Some of our more important software applications are described below:

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  Merrill e-Docs is a website hosted by Merrill or the client, which is used for disseminating a client's annual meeting compliance documents. Our Merrill e-Docs product supplements the traditional print and mail process and is designed to meet increasing demand from shareholders and brokers to receive and distribute proxy statements, annual reports, official statements and other time-sensitive documents via the Internet. Merrill e-Docs sites, which can include various links to transfer agent voting websites, streamlines the Internet voting process and reduces mailing costs.

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  Merrill DataSite provides a web-based or CD-ROM virtual data room that enables our clients to access and review due diligence documents in mergers and acquisitions transactions. Our Merrill DataSite service uses our document imaging, coding, indexing and retrieval capabilities of our UR-Law software to host virtual data rooms for law firms and investment banking firms on either a project or firm-wide basis.

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  MerrillDirect is a secure web platform that we use to develop, prepare and distribute financial documents through our various offices via the Internet. MerrillDirect gives us the ability to provide composition and alteration capabilities, in native word processing formats, such as Word or Excel, as well as EDGAR filings, document management services, and digital print and distribution services.

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  Merrill e-Collaborate is a web-based document management tool that is designed to streamline the creation of time-sensitive documents. Merrill e-Collaborate provides a secure electronic workspace where working group members can offer comments and review proofs instantly, without having to wait for couriers and faxes. This system also has a built-in address book with e-mail capabilities, a group discussion area and links to various securities law publications.

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  Merrill e:Proof is an electronic distribution method of typeset and EDGAR documents through Internet e-mail or a secure point-to-point connection that can be viewed on-screen, distributed by e-mail or printed as hard copy from any computer with access to e-mail and a printer. This software eliminates the need for time-consuming and costly couriers, faxes and mail services. Documents distributed through Merrill e:Proof can be password protected and encrypted to ensure a secure document.

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  MDB<>Link offers clients the ability to print a "blue line" directly in specified client locations. Because the blue line is the last stage of document production prior to bulk printing, wider and more timely client access to these documents is viewed as a significant convenience and helps to ensure satisfaction with printing formats, page spacing and page layout.

        We market primarily through direct one-on-one contact with our clients, including corporate officers and legal departments, securities attorneys, investment and merchant bankers and other financial professionals involved in public and private offerings, mergers and acquisitions.

        For our investor communications services, we market principally through a strategic alliance with CCBN.com, Inc. ("CCBN"), a provider of Internet-based shareholder communications services. This two-year alliance agreement, entered into in January 2002, allows us to offer CCBN's suite of online investor communication services to our clients, including CCBN's website hosting, webcast, messaging, mail fulfillment, interactive voice response and information dissemination services, in exchange for a referral fee. In turn, CCBN is permitted to offer our compliance and transactional documentation services to its clients in exchange for a referral fee. We also have agreed to jointly create and execute quarterly promotions aimed at generating awareness and trial of services. This strategic alliance prohibits both parties from entering similar relationships with a pre-defined list of competitors. In conjunction with the strategic marketing alliance, in December 2001, we sold our investor relations business to CCBN for a combination of cash, stock and future cash payments based on CCBN revenues.

        Our financial printing services are provided on a project basis for individual transactions (including the software applications that are project oriented: Merrill DataSite, MerrillDirect, Merrill e-Collaborate, Merrill e:Proof and MDB<>Link) and on a periodic basis for ongoing regulatory filings or investor reports. Both the transactional and periodic services are typically billed on a project basis. Pricing varies significantly and is dependent in large part on the time frame allowed for the filing, the type of filing and number of proofs, document complexity, the number of pages, the distribution method for the proofs and the filing, and the extent of the revisions. Our translation services are also typically provided on a project basis for individual transactions, and are generally billed on a per-word basis. Pricing varies and is dependent in large part on the time frame allowed for the translation, the language being translated, document complexity and the number of pages. The investor relations services, Merrill e-Docs and Merrill DataSite are provided on a contract basis (ranging from monthly to approximately two years), and the pricing is typically comprised of hosting, licensing, usage and maintenance fees.

    Operations

        The creation, assembly, production and distribution of financial documents requires rapid composition, printing, electronic conversion and distribution services that are available 24 hours a day and tailored to the exacting demands of our clients. Each document typically goes through many cycles of editing and proofreading, and proofs must often be delivered simultaneously to several different cities worldwide. We have approximately 142 conference rooms in 16 cities in the United States and 19 additional conference facilities in our offices in Paris, London and Frankfurt. We also have conference facilities available for our clients' use in Canada, Asia, Latin America and Australia.

        In 2001, we implemented our new enhanced compliance composition platform that allows us to provide compliance document services to our clients at whatever level of technological involvement best fits their needs. Using our own MerrillDirect technology, our enhanced compliance program allows clients to work in a web-based environment or through more traditional phone and fax interfaces. Keeping with our tradition of providing superior customer service, we have a dedicated customer service team to assist our clients in determining the level of technological involvement that best fits their needs, and to assist them in the entire document production process. Our MerrillDirect technology allows our personnel to make alterations to a document in the following ways:

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  in HTML format (EDGAR only), which is typically used when a client intends to only file the document with the SEC, such as a Form 8-K, and not specifically distribute it in paper form; or

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  using our traditional proprietary typesetting system, which is typically used when a client intends to distribute more complex printed documents with graphics and colors, such as a prospectus, to a variety of persons.

This new operational flexibility allows us to tailor our composition operations to the particular type of document, and thereby allows us to more efficiently produce a client's documents at a better price to the client.

        In addition to our new composition platform, we use advanced information systems and intranet/Internet technology to create a "hub and spoke" network, linking our composition center hub in St. Paul, Minnesota with our 23 service facilities throughout the United States and internationally. We pioneered the use of the hub and spoke network as an efficient means of deploying the resources needed to service our clients. The concentration of resources at our hub facilities allows us to offset the peaks and valleys of workloads among our service centers. Our staff can also develop a deeper level of expertise and we can provide them with better, ongoing training. We can also more easily scale up our operations during seasonally high workload periods by hiring predominantly at our hub, rather than at service centers across the country.

        On April 30, 2002, we employed 806 employees, including 196 customer service employees and 118 sales, marketing and sales support personnel.

    Competition

        We compete for clients in the financial printing area based primarily on relationships, technology offerings, costs, the scope of our capabilities worldwide and the overall quality of customer service, especially the ability to produce rapid and accurate revisions. We believe that our introduction of software solutions to facilitate document production is a competitive advantage in attracting and retaining clients. Domestically and internationally, our primary competitors are Bowne & Co., Inc., R.R. Donnelley & Sons Company and Burrups International Ltd., especially for the larger transactional and compliance work. We also compete with many smaller regional companies in the United States. We believe that the relationships that we have developed with many United States-based multi-national law firms and investment banks provide us with an advantage in competing for the financial document services business generated by their overseas operations.

  Strategic Communication Services

    Overview

        The Strategic Communication Services business unit is organized into three primary customer groups: financial services, emerging markets and real estate services. The financial services portion of this business unit designs, produces, prints and distributes marketing materials and compliance documents for public and private investment funds, insurance companies, banks and variable annuity providers, principally in the United States. We also offer software solutions that assist our fund clients with the creation and assembly of fund documents, and a web-based system enabling clients that offer 401(k) and retirement services to create and manage highly customized enrollment books.

        Our emerging markets and real estate services portion of this business unit provides comprehensive business communications solutions to our customers, from the design phase through distribution of the products to the end-user. Our product offering includes fully integrated, customized, print-on-demand communications materials and branded products. For a majority of clients that purchase these fully integrated services, we offer a large number (often in excess of 200) of branded promotional products, including business cards, letterhead, product brochures, customer newsletters, retail forms, point-of-purchase materials and "high-end" marketing materials. In emerging markets and real estate services, we focus on customer segments with complex distribution requirements and a need to maintain a consistent brand image among dispersed operations, including franchise, retail and agent networks. We believe we are the leading provider of communications management solutions to the residential real estate brokerage industry.

    Services and Marketing

        Our Strategic Communication Services are designed to help our clients present a uniform image across dispersed operations and to reduce our clients' cost of communicating with their clients. Public investment funds in the United States, for example, are permitted to use a wide variety of marketing materials to attract investors, many of which rely heavily on graphic and full-color print layouts. Due to the large number of funds and intense competition among funds, multi-fund complexes seek to create a brand identity that is easily recognized by a geographically diverse and fragmented investor base and to differentiate their marketing materials through the use of unique design elements. The frequency of required reports sent to individual shareholders requires substantial coordination of information from a variety of third parties, including outside administrators, transfer agents, advisers and accounting firms. Certain emerging markets (like health care providers) and the real estate industry experience similar branding needs.

        In response to these market dynamics, our Strategic Communication Services business unit provides a full range of services to our financial services clients that go beyond printing to the creation, production, distribution and reporting of fund documents. We assist emerging markets and real estate services clients in designing, sourcing and distributing various communication materials (including letterhead, business cards or member directories), as well as promotional products (including umbrellas, pens and tee-shirts) and point-of-purchase materials (including sales tickets and jewelry price tags). In some cases, we design the catalogues of promotional items used by our clients and we manage the inventory of such items.

        Our services also include software solutions that assist our financial services clients in creating and assembling fund documents, and a web-based system enabling clients that offer 401(k) and retirement services to create and manage highly customized enrollment books; comprehensive prepress services for clients, which includes all of the necessary preparation of a document prior to printing; and document management and distribution services, including fulfillment (electronic, web-based and paper) and inventory management for our clients. For our emerging markets and real estate services clients, we maintain a database of information about each end-user and his or her marketing efforts, purchasing history and other information. This database of information is a valuable strategic asset, which our clients rely upon to conduct their operations. Through this database, for example, we can help our clients create targeted direct marketing campaigns. As part of our service, we also help our clients re-engineer their methods of business communication, which typically results in significant improvements in productivity and cost savings for our clients. These engagements contribute to our strategy of maintaining strong and long-lasting client relationships in which we become an integrated part of our client's communication process and are, as a result, less susceptible to competition from other communications service providers.

        In addition to collaborative Internet-based work environments for editing and proofing documents, such as Merrill e-Collaborate and Merrill e:Proof, we offer our Strategic Communication Services clients sophisticated software applications tailored to the unique requirements of financial services, emerging markets and real estate services clients. Included among our current service offerings are the following proprietary software applications:

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  Merrill Build-A-Book is a web-based system enabling clients that offer 401(k) and retirement services to create and manage highly customized enrollment books. This system automates the process of authoring and producing certain financial documents from a pre-defined set of questions. Merrill Build-A-Book features an on-line editing module, the ability to choose or eliminate specific pages while building a book and an on-line ordering and inventory management function. At the present time, this system is used primarily in the production of enrollment kits for the 401(k), defined contribution market, but we are exploring alternative uses for this technology as well.

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  Merrill DPA is a web-based content management and publishing system that assists our clients in producing their monthly and quarterly performance reports.

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  Merrill net:Prospect and Merrill net:Prospect Plus are Internet ordering sites used by real estate agents for target mailings. Key features include a postcard with business reply, a personalized postcard with agent photo, the choice of three standard or custom headlines, the ability to order on-line with turnaround in two to three days, and options for custom messages and a property photo. Some of the additional features offered by Merrill net:Prospect Plus include a custom broker monthly mailing program, on-line photo display, custom broker headlines, on-line mailing history and database storage and maintenance.

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  Merrill TextManager is a software application that allows a client to create, manage and share text among multiple users, facilitating collaboration within and among teams. The system creates an electronic library of approved text that can be retrieved and reused, ensuring language consistency among multiple documents and reducing review cycles. Merrill TextManager also tracks changes within individual documents and among groups of documents. Our subsidiary,

    Cetara Corporation, has created an off-the-shelf version of this product, WordShare, for use in the broader legal market.

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  MerrillConnect is an integrated software system that manages the sales and marketing process for investment funds. The system provides sales tracking, marketing analyses and a central database of all investor contacts.

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  Merrill@ccess is an on-line ordering, requisitioning and inventory management system that can be customized to meet specific user requirements. It provides a visual representation of all marketing communication materials including kits, kit components and their contents. Merrill@ccess also has the ability to display availability, estimate the approximate cost of the order, provide various shipping methods, and confirm the order in real time.

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  e-stores are e-commerce sites that are customized for particular clients. These stores provide order entry and database services that interface with our fulfillment and print manufacturing operations. Our standard e-stores include "shopping cart" transactions, various security features, product descriptions and images, a help guide and a search engine. Our advanced e-stores include, in addition to the standard features, printable order forms, product previews, quota administration, more advanced security features, user profile product display, shopping carts with edits, order history, status reporting and custom shipping methods.

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  MerrillReports is a program that assists investment funds in preparing shareholder reports by automating the process of creating, typesetting and transmitting financial reports. MerrillReports gathers information from a fund's accounting system and is customized to accommodate a fund's accounting system and the specific requirements of its financial mapping and design elements. This software allows a fund to create and distribute its own proofs internally and to its filing agent. MerrillReports is a leading software system for creation and assembly of fund reports.

        We market our services primarily through a direct sales force, coupled with advertising, participation in conventions and conferences, and direct mail and branding campaigns. Our marketing approach varies based on the type of client:

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  For our financial services clients, we use a one-on-one, direct marketing approach with sales representatives who have significant prior experience at fund companies or other financial institutions. Our sales representatives are highly trained not only in our service offering, but also in the operations and regulatory issues of the investment company industry. We believe that this training provides our sales force with a significant competitive advantage. In addition to direct, one-on-one marketing, we participate actively in investment company conventions and conferences and engage in direct mail and branding campaigns.

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  For our emerging markets and real estate services clients, we employ a two-tier selling approach. First, we use a direct sales force to market our overall package of services to the parent company or franchiser, with the goal of becoming the preferred vendor for branded promotional materials for the agent or franchise network. This tier of the sales and implementation cycle typically ranges from 12 to 36 months, reflecting the time required to analyze and understand the client's logistical and communications requirements, to design and implement an appropriate program and to transition the services from the client's own operations or its outside vendor. We believe that the investment of time and resources into this sales cycle strengthens our relationships with our clients and creates a barrier to entry by other competitors. For the second tier of the sale, we market the products approved by the parent company or franchisor to the agents or franchisees. We market to these clients through the Internet, direct mail and, occasionally, through direct sales. For our corporate clients, we have a single-tier approach based entirely on direct sales efforts.

        For our financial services clients, our printing and composition services are generally provided on a periodic basis, often weekly for our larger clients, and are typically billed on a project basis. The majority of our pricing is subject to change at any time and varies substantially based on the type of project and the size and scope of our relationship with the client. For our fulfillment services for financial services clients, we often manage the client's entire product line (such as 401(k) products), and, in such cases, we typically enter into two- to three-year contracts with a client. These arrangements typically have fixed prices for a maximum of one-year, but often do provide us certain price protections in the event our raw material or labor costs increase, or in the event the scope of the services materially changes during the term. Our software solutions for financial services clients are often bundled with our traditional composition and printing services, and typically carry one-year terms.

        For our large corporate clients in the emerging markets and real estate services areas, we generally contract to supply branded promotional materials to large geographically dispersed companies or franchisors for a typical three-year term. In the case of our real estate services and franchisor clients, we are promoted as the preferred vendor to their agents or franchisees and our revenue is generated by selling products to these agents or franchisees. Our basic products and services (such as business cards and flyers) are priced on a "per piece" basis, while other, more customized products and services (such as umbrellas and golf shirts) are sold on a "cost plus" basis. If we manage a client's entire inventory and fulfillment needs, we either charge a fixed fee, which would include all necessary software tools, or we charge on a menu basis, where our clients can pick the services they desire.

    Operations

        The creation, assembly, production and distribution of documents for our financial services clients is similar to the process used in our Financial Document Services business unit. This process requires design, composition, printing, electronic conversion and distribution services that are available 24 hours per day and tailored to the exacting demands of our clients. Our Strategic Communication Services business unit uses the same hub and spoke technology as our Financial Document Services business. We also employ customer service representatives who are trained in the operations and regulatory issues of the investment company and financial services industry. Recently, we have begun to place customer service personnel in-house at several of our clients' locations, which has further strengthened our client relationships and improved client satisfaction.

        For our emerging markets, real estate services and financial services clients where we provide fulfillment services, we use a sophisticated order entry system for receiving and processing orders, which includes mail orders, fax and a large inbound telemarketing staff. We fulfill these orders by bulk printing these items through our Merrill Print Group business unit, with further personalizing and imprinting completed at our facility in St. Cloud, Minnesota. Our other catalogue products are shipped directly to the client from our third-party vendors. We use an automated "materials handling system" that manages order processing, billing, shipping and inventory levels. We have also moved our clients to our e-stores and telephone order systems from the traditional fax and mail-order methods, which we believe will strengthen our ability to cross-sell our products.

        On April 30, 2002, we employed 1,150 employees, including 224 customer service employees and 88 sales, marketing and sales support personnel.

    Competition

        We compete primarily on the scope of the services that we provide, price, the overall quality of our customer service (particularly our ability to consistently produce rapid, accurate revisions, incorporating the client's special design and informational requirements) and our relationships, design, printing and distribution capabilities. We believe that our customized software applications, particularly in document creation and assembly, constitute a significant competitive advantage. Competition for composition and printing services in this market is highly fragmented. Our primary competitors for these services include large, national financial printers and smaller, regional printers across the United States. The market for many of the communication and marketing services that we offer is even more fragmented, given that these services are also offered by various other market participants, such as software designers, mailing and courier services and data processing companies. We believe that our integrated suite of tailored services provides us with a competitive advantage relative to these other service providers.

  Merrill Print Group

    Overview

        Merrill Print Group is a separate business unit and profit center that owns most of our traditional print assets. Most of the print volume and earnings for Merrill Print Group come from the printing of compliance, transactional and marketing documentation for other Merrill business units, in particular Financial Document Services and the financial services customer group of Strategic Communication Services. To these internal customer groups, we offer comprehensive printing services, including complete project and outsourcing management, along with technical, consultative sales and sales management support. To supplement the utilization of our assets, we maintain a direct sales force that focuses its selling efforts principally in the Northeast, with sales of printed marketing collateral to corporations, design firms, and mutual fund and life companies, and in California, with the production and printing of Voter Information Booklets and Sample Ballots for individual governmental entities. The primary strategy of Merrill Print Group is to balance capital risk and capacity by minimizing our asset base and resulting fixed costs while, at the same time, maximizing our printing capacity. We execute this strategy by (1) filling excess capacity with direct sales to companies other than our Financial Document Services and Strategic Communication Services business units, and (2) closely managing our decision whether to internally print or outsource documents.

    Services and Marketing

        Most of Merrill Print Group's volume is generated by Financial Document Services and the financial services customer group of Strategic Communication Services. Accordingly, our service and manufacturing platform has been designed to primarily align with this business. We have an extensive service organization that provides technical support and project management to our internal customers, in addition to being responsible for making the decision whether to manufacture or outsource. To achieve our goal of properly balancing capital risk and capacity, we supplement our internal sales efforts with direct sales to corporations, design firms, and mutual fund and life insurance companies.

        We work closely with our Strategic Communication Services business unit to extract additional sheetfed and coldset web printing opportunities from financial services clients, particularly mutual fund and life insurance companies. This team approach combines the commercial print expertise of the Merrill Print Group with existing Strategic Communication Services sales relationships. We have also implemented a targeted sales program for our Financial Document Services sales representatives to promote the cross-selling of higher-end commercial print, such as annual reports. This program leverages the strong corporate relationships built by these representatives with the technical expertise of our commercial sales force.

        To improve our coldset web platform utilization, we have identified several opportunities, including the health care provider market and the California Voter Information Booklet and Sample Ballot market. In the latter, we provide programming, composition, translation and printing services to governmental entities in Southern California. This complex service combines Merrill's technological platform with our expertise in fast-turn, multi-version, large-volume printing. At the same time, it provides significant utilization to our Los Angeles print plant.

        Contracts for all of our printing services are generally on a purchase order basis. Pricing is based on the quantity of materials printed, the number of pages and type of paper required, the amount of color in the document and the time frame allowed to complete the document.

    Operations

        Our digital prepress capabilities are focused on reducing cycle time and are highly integrated with our clients' individual file requirements, from electronic preflight to computer-to-plate output. From this platform, a high-speed data network links us to all of our internal and external print resources. We operate a nationwide manufacturing platform with four eight-color presses in Boston, Massachusetts and coldset web plants in Los Angeles, California; Chicago, Illinois; Dallas, Texas; Union, New Jersey; and Boston, Massachusetts.

        Merrill Print Group's print sourcing program is designed to deliver the highest quality product at the lowest cost, whether the product is internally or externally manufactured. In addition to being responsible for the coordination of prepress and distribution services, our service team's focus is to execute the proper decision on whether to internally print or outsource documents. This allows the opportunity to maximize the print volume in our own plants and outsource the overflow to overcome capacity, geographic and equipment constraints. As the vendor manager, our overriding objective is to leverage our outsourcing expenditures with a few select vendors that have qualified print resources, thereby lowering the overall cost of outsourcing print. Our job tracking system, Automated Print Exchange, was developed to control the complex and unique process flow of placing significant volumes of print into internal and external resources, and assists us in determining the proper print placement decision.

        On April 30, 2002, we employed 453 employees.

    Competition

        The printing services we provide to Financial Document Services and the financial services portion of Strategic Communication Services are also competitively offered by Bowne & Co., Inc., R.R. Donnelley & Sons Company, ADP and a number of regional printing competitors. The commercial printing market is highly fragmented and we compete with numerous regional printing companies. Competition in our commercial printing business is intense and is based on quality, price, technological capability and established relationships. We believe that we maintain a strong competitive position in our markets due to our high level of customer service, higher-end color sheetfed print capacity and long-standing name recognition.

Document Services

  Document Management Services

    Overview

        Our Document Management Services business unit provides law firms, corporate legal departments, investment banks and other professional services firms with information management products and services designed to enhance productivity and reduce costs. We provide a total outsourcing solution to our clients' information management needs, including providing all of the staff, technology and equipment necessary to manage the varying levels of demand associated with this function. As of April 30, 2002, we operated 112 document service centers on-site at client locations in 13 United States metropolitan markets. In these centers we manage a range of services, including document imaging, copying, fax management and desktop publishing. We offer these services typically over a three- to five-year contractual period. Supporting this business are approximately 800 of our employees resident in our clients' facilities. We also manage reprographics and regional imaging centers that provide litigation support for small- and large-scale assignments. In addition, we offer a sophisticated, web-based litigation support software program that enhances our clients' productivity in the storage and retrieval of legal documents associated with complex corporate and litigation matters.

        We have focused our operations principally on the legal market given the complexity and importance of its document and information management requirements. This focus has provided us with an expertise and strong reputation in handling their time-sensitive and confidential documents, which we believe provides us with a significant competitive advantage. We plan to use our expertise in managing the legal market's document needs to expand into other professional services markets, such as the investment banking and accounting firm market, which have similarly complex information and document management requirements. The software and other technology-based solutions that we have developed for the legal market may also be readapted with limited additional investment for use in these other customer segments. We also focus our operations in markets where we already have a critical mass of operations or in markets where we have been offered a project and believe we can rapidly establish a critical mass. This approach strengthens our profitability by allowing us to use our local management infrastructure and to better utilize our local workforce, which can be moved among our client locations depending upon the relative workload and demand required by each of our clients within the market.

        We believe that the outsourcing of document and information management operations by clients within our targeted customer segments will grow rapidly over the next several years. As the requirements of these document and information management operations become increasingly complex, the investment and resources needed by our clients to maintain their competitive advantage becomes significantly more burdensome. The skills of the workforce needed to manage these operations also increases. Given that these operations represent an ancillary function to our clients' core operations, our clients experience difficulty in attracting a skilled workforce to manage this function. As a result, many of these clients feel economically compelled to outsource these operations.

    Services and Marketing

        We offer a broad array of document-based information management services including:

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  Document service centers, in which we offer comprehensive copying, fax and mailroom management, records management, desktop publishing and document imaging services within a client's offices. Through our document service centers, we address a client's total document management needs, including providing on-site employees, equipment and management of the operation. Our service offerings include MerrillUpdate, our web-based management tool that provides equipment and service usage reports, service ordering and job tracking.

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  Large-volume reprographics, in which we provide digital printing and copying services to our clients for projects that are time-sensitive, highly confidential and often require a rapid turnaround time. We provide photocopying services, sequential numbering, storage and retrieval of paper documents that are often provided to us in multiple boxes on varying paper sizes and binding techniques. We produce photocopies at our own service facilities or using equipment and personnel that we provide at the client's office. These services are typically provided to clients for a specific litigation matter and range in volume from 6,000 to five million pages. Larger reproduction services are generally for "high profile" cases that continue for several months or years.

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  Imaging, coding and repository services, in which we create electronic document repositories for clients, primarily in litigation matters. We convert documents from paper to an electronic medium using scanning equipment at our own regional imaging centers or in a data room, using equipment and personnel at the client's office or through the Internet. We provide the images to the client on CD-ROM using our imaging software or through the Internet using our UR-Law software. We also provide coding services, which are heavily used in litigation matters, at our various coding facilities. As part of this service, each page in a large volume of documents can be coded with various parameters, including the author, the document type, title, primary recipient and carbon and blind copy recipients. Our e-Capture service electronically captures e-mail files and their attached documents, automatically extracting bibliographic information (including dates, sender and all recipients) and textual content on a page basis for full-text searches.

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  Litigation support software, in which we provide a web-based document imaging, coding and retrieval system enabling our clients to analyze, sort, annotate, edit and print litigation documents. We offer our UR-Law subscription services to law firms and corporate law departments on a project basis, on a firm-wide basis or as part of our imaging and coding service offerings. In early fiscal 2002, we entered into a Development and Marketing Agreement with Trion Technologies, Inc., which allows us to combine our UR-Law product with Trion's existing legal document management products. We obtained the necessary licenses to Trion's E-Capture, Power Mine, DCS and Judicata software products. Acquiring these licenses allows us to offer our legal market clients an entire suite of legal document management products that we believe are not currently available from other companies.

        We principally target law firms and corporate law departments that have a minimum of 26 attorneys (estimated to be over 2,000 law firms and 200 corporate law departments). We also plan to target investment banks and accounting firms, which have complex document and information management needs that are likely to be outsourced. To increase awareness of our service offering, we host presentations at trade shows and conduct limited advertising in directory and trade publications. Our sales effort is also supported through our document service centers, where our staff can gain an in-depth knowledge of our clients' total document and information management needs and are thus able to sell other services we offer that our clients may not yet be utilizing. Given the range of services we provide in our document service centers and the integration of these operations into our clients' communication processes, the sale of this service requires a consultative approach and typically requires six to nine months to complete. Software applications also generally require a six- to nine-month sales cycle. We believe that the investment of time and resources into these sales cycles strengthens our relationships with our clients and creates a barrier to entry by other competitors. Sales of our reprographics, imaging and coding services are event-driven and typically have a short sales cycle lasting from days to weeks.

        Pricing for our services in this business unit varies substantially depending on the type and scope of the project. Document service centers are typically provided under three- to five-year contracts, with pricing dependent on the level of support staff and the number of copies provided monthly. Reprographic, imaging, coding and repository services may be provided on a purchase order or long-term contractual basis, depending on the size of the job. In the case of projects linking several locations, such as our document repository services, we will also charge a flat administration fee reflecting considerations such as the minimum number of pages required to establish the repository and the cost of relevant software applications. We also charge licensing and subscription fees for our UR-Law software.

    Operations

        As of April 30, 2002, we operated 112 document service centers located on-site at our clients' premises in 13 U.S. metropolitan markets. We provide the management, staffing and equipment for all of these centers. We have lease arrangements with major manufacturers of photocopying equipment, whereby we lease this equipment on an as-needed basis and pay for usage on a per-copy basis (as opposed to paying a fixed monthly rental cost). We also are able to replace, remove or add equipment generally for no additional charge. These arrangements are in line with our overall operating strategy of minimizing our fixed-cost asset base. We also operate 16 in-house reprographics facilities in Los Angeles (three centers) and San Francisco, California; Minneapolis, Minnesota; Chicago, Illinois; Dallas, Houston and Austin, Texas; Boston, Massachusetts; Providence, Rhode Island; Union and Newark, New Jersey; Washington, D.C.; and New York, New York (two centers). These facilities are equipped with high-performance photocopying equipment and, in some locations, servers and personal computers for our UR-Law software. Our national imaging center in suburban Cleveland, Ohio, contains all of the equipment used to convert documents into a digital format, including scanners, personal computers, printers, photocopying equipment and servers.

        On April 30, 2002, we employed 1,495 employees, including 36 customer service employees and 59 sales, marketing and sales support personnel. Approximately 800 of our employees in our document service centers are located on-site at our clients' premises.

    Competition

        In our Document Management Services business unit, we compete with nationwide services companies, including Bowne & Co., Inc., Pitney Bowes Inc., IKON Office Solutions, Inc. and Data Consultants, Inc., as well as a number of smaller local companies. We also compete with other vendors of specialized litigation support services and a large number of photocopying and imaging shops, including both privately-owned and franchised operations. Competition in this part of our business is intense and is based principally on service, price, speed, accuracy, technological capability and established relationships. For our UR-Law software, we compete with various software products, most commonly a product offered by Summation Legal Technologies, Inc. We compete primarily on the basis of quality and features of the product, customer service and support as well as cost.

  Technology

    Overview

        We believe our technology has positioned us as a leader in the evolution of document creation, management and distribution in both print and electronic formats. We view our technological capabilities as an important competitive advantage, and we have made a significant investment in competencies that will help diversify our revenue base. These competencies include:

  •
  text processing, conversion and formatting;

  •
  Internet, extranet and intranet capabilities;

  •
  database management;

  •
  image and graphic processing;

  •
  digital printing; and

  •
  a comprehensive digital prepress infrastructure.

        We strive to use the applications we have developed for a specific client or business unit by modifying them for use by other clients or business units. Merrill e-Collaborate, for example, was first used in our Financial Document Services business, but has since received strong interest from clients in both Strategic Communication Services and Document Management Services. UR-Law, the central tool for our litigation support business in the Document Management Services business unit, has become the basis for the development of Merrill DataSite, which is marketed to Financial Document Services clients.

        Currently, we employ approximately 200 full-time project managers, software developers and support personnel responsible for the design, development and implementation of our technology-based offerings. We have also created a program, Merrill Technology Portfolio, whereby we establish and partly fund companies to develop innovations related to technological capabilities or products that are useful to our business. We have offered the entrepreneur sponsoring these innovations up to a 20% equity interest in the venture, in the form of stock options or stock grants. We believe that this program allows us to attract and retain the top talent in our industry and to provide them with incentives to realize their innovations.

    Products and Services

        Our technology services assist our clients to communicate more effectively with their clients by streamlining the document creation, production and distribution process and by assisting the client in administering the process. Many of our technology services improve the speed by which the documents are created, produced and distributed as well as the accuracy of these documents by automating the gathering and distribution of financial and textual information.

        The following table lists our principal proprietary communications tools.

Product	Key Features		Business Unit(s)
Creation Tools
Merrill Build-A-Book	•	A web-based system enabling clients that offer 401(k) and retirement services to create and manage highly customized enrollment books.	Strategic Communication Services
	•	Automates the process of authoring and producing certain financial documents from a pre-defined set of questions.
	•	Features an on-line editing module.
	•	Allows the user to choose or eliminate specific pages while building a book.
	•	Contains an on-line ordering and inventory management function.
Merrill DPA	•	A web-based content management and publishing system that assists our clients in producing their monthly and quarterly performance reports.	Strategic Communication Services
MerrillReports	•	Assists investment companies in preparing their shareholder reports by automating the process of creating, composing and transmitting financial reports.	Strategic Communication Services
	•	Gathers information from a fund's accounting system.
	•	Customized to a fund's accounting system and to the specific requirements of each fund's financial mapping, style and design elements.
	•	Allows a mutual fund to create and distribute its own proofs internally and to its filing agent.
Merrill TextManager and WordShare	•	Allows a client to create, manage and share text among multiple users, facilitating collaboration within and among teams.	Strategic Communication Services

	•	Creates an electronic library of text that can be retrieved and reused, ensuring consistency among multiple documents and reducing review cycles.
	•	Tracks changes within individual documents and changes among groups of documents.
Merrill e-Collaborate	•	Web-based document management tool designed to streamline the creation of time-sensitive documents.	Financial Document Services and Strategic Communication Services
	•	Secure electronic workspace where working group members can offer comments and review proofs instantly, without having to wait for couriers or faxes.
	•	Built-in address book with e-mail capabilities.
	•	Contains a group discussion area and links to various securities law publications.
UR-Law	•	Web-based document imaging, coding and retrieval system that enables our clients to analyze, sort, annotate, edit and print litigation documents.	Document Management Services
	•	Includes drag and drop folders and visual representations of searches that make UR-Law easy to use.
	•	Allows clients to share discovery documents over the Internet.
Merrill DataSite	•	Web-based document imaging, coding, retrieval and searching system that enables our clients to analyze, sort, annotate, edit, print and search due diligence documents in mergers and acquisitions transactions.	Financial Document Services
	•	Allows clients to share due diligence documents over the Internet.
e-Capture	•	Incorporates e-mail and other electronic documents into discovery databases.	Document Management Services
	•	Preserves the relationship between e-mail and attachments.
	•	Assigns and tracks workflow through a Windows-based interface.
Merrill net:Prospect Merrill net:Prospect Plus	•	Turn-key, on-line management and direct-mail fulfillment system that is customizable to individual real estate broker specifications.	Strategic Communication Services

	•	Key features include a postcard with business reply, a personalized postcard with agent photo, the choice of standard or custom headlines, the ability to order on-line with quick turnaround, and options for custom messages and a property photo.
	•	Additional features of Merrill net:Prospect Plus include a custom broker monthly mailing program, on-line photo display, custom broker headlines, on-line mailing history and database storage and maintenance.
e-stores	•	Customized e-commerce sites providing order entry and database services that interface with our fulfillment and print manufacturing operations.	Strategic Communication Services
	•	Includes "shopping cart" transactions, various security features, product descriptions and images, a help guide and search engine.
	•	Advanced e-stores include, in addition to the standard features, printable order forms, product previews, quota administration, more advanced security features, user profile product display, shopping carts with edits, order history, status reporting and custom shipping methods.
Merrill e-Docs	•	A Merrill or client-hosted website used for disseminating a client's annual meeting compliance documents.	Financial Document Services
	•	May include various links to transfer agent voting websites.
MerrillDirect	•	A secure web platform that we use to develop, prepare and distribute financial documents through our various offices via the Internet.	Financial Document Services
	•	Provides composition and alteration capabilities in native word-processing formats, such as Word or Excel, as well as EDGAR filings.
Job Control System	•	Enables our customer service representatives to track client information for a particular print job, including names, addresses and proof delivery locations.	Financial Document Services, Strategic Communication Services and Merrill Print Group
Automated Print Exchange	•	Web-enabled application for managing external and internal print jobs.	Merrill Print Group
	•	Provides real-time job specifications, current status and history for print projects.
Merrill Election Technologies	•	Customized software used for governmental entities' Voter Information Booklet and Sample Ballot business.	Merrill Print Group

	•	Provides database management, translation and assembly in multiple languages, with output to HTML and PDF for electronic distribution.
MDB<>Link	•	Offers clients the ability to print a "blue line" directly in their office, eliminating the need for courier and overnight delivery.	Financial Document Services
Distribution Tools
Merrill e:Proof	•	Electronic distribution method of typeset and EDGAR documents through Internet e-mail or a secure point-to-point connection.	Financial Document Services and Strategic Communication Services
Information Tools
MerrillConnect	•	Integrated software system that manages the sales and marketing process for investment funds.	Strategic Communication Services
	•	Features include sales tracking, marketing analyses and a central database of all investor contacts including order entry, database management and fulfillment.
MerrillUpdate	•	Web-based management tool that provides equipment and service usage reports, service ordering and job tracking.	Document Management Services
	•	Allows clients to submit on-line requests for outbound fax and package requests, and to view job status.
	•	Streamlines transferring jobs among Merrill production facilities.
Merrill@ccess	•	On-line ordering, requisitioning and inventory-management system that can be customized to meet specific user requirements.	Strategic Communication Services
	•	Provides visual representation of all marketing communication materials including kits and kit components and their contents.
	•	Has the ability to display availability, estimate the approximate cost of the order, provide various shipping methods and confirm the order in real time.

Environmental Matters

        We are subject to many laws and regulations relating to the protection of the environment and human health and safety. While we do not believe compliance with these laws will have a material adverse effect on our business, we cannot assure you that we have been and will be at all times in compliance with all of these requirements, or that we will not incur material fines, penalties, costs or liabilities in connection with these requirements or a failure to comply with them. In addition, these laws may become more stringent and our processes may change; therefore, the amount and timing of expenditures in the future may vary substantially from those currently anticipated.

        Some environmental laws require investigation and cleanup of environmental contamination at properties we now or previously owned, leased or operated or at which our waste was disposed of or released. Although we are not currently aware of any obligations to perform any remediation that will require us to incur costs that would have a material adverse effect on our business, we may be required to conduct remedial activities in the future that may be material to our business, and we also may be subject to claims for property damage, personal injury, natural resource damages or other issues as a result of these matters.

Employees

        As of April 30, 2002, we had 3,879 full-time employees and 207 part-time and temporary employees. None of our employees is covered by a collective bargaining agreement. We consider our employee relations to be good.

        We compete intensely with others in the industry to attract and retain qualified technical and sales personnel. To date, we believe that we have provided incentives sufficient to minimize the loss of key personnel and to attract additional staff for both replacement and expansion. Many of our sales personnel are under employment contracts of varying terms with us.

Properties

        We lease or own the following facilities:

Location	Description	Leased or Owned
St. Cloud, Minnesota	Printing, warehouse and office facilities; 148,660 sq. ft.	Owned
St. Paul, Minnesota	Office and prepress facilities; 150,000 sq. ft. in two buildings, of which approximately 44,000 sq. ft. is leased to other businesses	Owned
Everett, Massachusetts	Printing and office facilities; 135,745 sq. ft. in two buildings	Owned
Sartell, Minnesota	Fulfillment, warehousing and office facilities; 97,900 sq. ft.	Owned
Boston, Massachusetts	Conference and office facilities; 13,500 sq. ft.	Leased for a term expiring November 30, 2003
Houston, Texas	Operations and conference facilities; 20,000 sq. ft.	Leased for a term expiring March 31, 2006
New York, New York	Conference and office facilities; 102,000 sq. ft.	Leased for a term expiring October 31, 2014
San Francisco, California	Conference and office facilities; 17,661 sq. ft.	Leased for a term expiring August 31, 2006
Woburn, Massachusetts	Printing, warehouse and office facility; 78,900 sq. ft.	Leased for a term expiring May 31, 2005 with option to renew for three additional five-year terms.
London, England	Conference and office facilities; 16,296 sq. ft.	Leased for a term expiring March 25, 2010
Other cities	Conference, office, printing and warehouse facilities; 150 to 77,000 sq. ft.	Leased with expirations ranging from June 30, 2002 to October 17, 2008.

        We believe that our facilities are adequate for our current operations.

Legal Proceedings

        We are the subject of various pending or threatened legal actions in the ordinary course of our business, including employment-related disputes, contract disputes, customer disputes and tort claims. All such matters are subject to many uncertainties and outcomes that are not predictable with assurance, and some of these matters raise difficult and complex factual and legal issues. Because of these many uncertainties and outcomes, and the difficult and complex issues involved, final disposition of some of these proceedings may not occur for several years. Consequently, we are not always able to estimate the amount of our possible future liabilities, and there can be no certainty that we will not ultimately incur charges in excess of presently or future established accruals or insurance coverage. While these matters could materially affect operating results of any one quarter when resolved in future periods and although occasional adverse decisions (or settlements) may occur, it is management's opinion that after final disposition, any monetary liability or financial impact to us beyond that provided in our consolidated balance sheet provided herein would not be material to our financial position or annual results of operations or cash flows.

        On October 28, 1999, in the Court of Common Pleas in Allegheny County Pennsylvania, SmartTran filed a Praecipe for Issuance of Writ of Summons against us for the alleged breach of contract, and subsequently filed a lawsuit on March 2, 2000. We removed the case to United States District Court for the Western District of Pennsylvania. The lawsuit relates to an agreement where we agreed to pay SmartTran a commission if they could negotiate an improvement of our vendor discounts with shipping companies. SmartTran has claimed that we owe them commissions, which we have not paid. We are disputing the amount of the commissions owed. The parties have completed all discovery and are preparing for trial. A trial is tentively scheduled for November 2002. We anticipate that this litigation will not have a material adverse effect on our financial condition, operating results or liquidity.

MANAGEMENT

        The following table sets forth the name, age as of April 30, 2002 and position with Merrill of each person who serves as a director or as an executive officer of our company.

Name	Age	Position
John W. Castro	53	President, Chief Executive Officer and Director
Rick R. Atterbury	48	Executive Vice President, Chief Technology Officer and Director
Robert H. Nazarian	51	Executive Vice President and Chief Financial Officer
B. Michael James	45	President, Financial Document Services
Mark A. Rossi	44	President, Strategic Communication Services
Allen J. McNee	43	President, Document Management Services
Raymond J. Goodwin	38	President, Merrill Print Group
Steven J. Machov	51	Vice President, General Counsel and Secretary
Kathleen A. Larkin	42	Vice President, Human Resources
Lawrence M. Schloss	47	Director
James A. Quella	52	Director

        John W. Castro has been our President and Chief Executive Officer since 1984 and a member of our board of directors since 1981. Mr. Castro also serves as a Director of BMC Industries, Inc. and Minnesota Life Insurance Company.

        Rick R. Atterbury is our Executive Vice President and Chief Technology Officer and a member of our board of directors. Mr. Atterbury has served as a member of our board of directors since 1989 and as our Executive Vice President and Chief Technology Officer since February 1999. From 1996 to January 1999, Mr. Atterbury was our Executive Vice President, and prior to that time, he served as our Vice President of Operations.

        Robert H. Nazarian joined our company in April 2000 as our Executive Vice President and Chief Financial Officer. Prior to joining Merrill, Mr. Nazarian served as Executive Vice President and Chief Financial Officer of Florida East Coast Industries, a diversified transportation and telecommunications company, from July 1999 to April 2000. From August 1998 to April 1999, he served as Treasurer of Northwest Airlines, Inc. From October 1995 to July 1998, he served as Chief Financial Officer for Air New Zealand Limited.

        B. Michael James has been our President of Financial Document Services since February 1999. From January 1996 to February 1999, Mr. James was Vice President of our East Region and International Operations.

        Mark A. Rossi has been our President of Strategic Communication Services since August 2000, and President of Investment Company Services from February 1999 to August 2000. From February 1997 to February 1999, Mr. Rossi was Vice President of our Central Region.

        Allen J. McNee has been our President of Document Management Services since February 1999. From February 1996 through January 1999, Mr. McNee was Vice President of Document Management Services.

        Raymond J. Goodwin has been our President of Merrill Print Group since February 1999. From March 1997 to February 1999, Mr. Goodwin was our Central Region Sales Manager.

        Steven J. Machov has been our Vice President since 1993, our Secretary since 1990 and our General Counsel since 1987.

        Kathleen A. Larkin has been our Vice President of Human Resources since 1993.

        Lawrence M. Schloss was appointed to our board of directors in November 1999. Mr. Schloss has been the Global Head of Private Equity for Credit Suisse First Boston since Credit Suisse's merger with DLJ in the Fall of 2000. Prior to that time and since 1985, upon the formation of DLJ's Merchant Banking Group, Mr. Schloss was Managing Director of DLJ. Mr. Schloss became the Head of the Merchant Banking Group in 1995 and the Chairman in 1998, in which capacity he served until DLJ's merger with Credit Suisse. He currently serves as Co-Chairman of the investment committee and Managing Partner of each of MBP I and MBP II and as a member of the investment committee of each of DLJ Investment Partners (Chairman), DLJ Real Estate Capital Partners, DLJ Private Equity Partners, DLJ Strategic Partners (Chairman) and Global Retail Partners. Mr. Schloss also serves on the board of directors of Thermadyne Holdings Corporation.

        James A. Quella was appointed to our board of directors in June 2000. Mr. Quella joined the Private Equity group of Credit Suisse First Boston in July 2000 as a Managing Director and Senior Operating Partner. From January 2000 until July 2000, he served as the Managing Director of GH Venture Partners, a seed stage venture capital firm. From April 1997 to January 2000, Mr. Quella was the Vice-Chairman: Market Development of Mercer Management Consulting, and from January 1996 to April 1997, he served as the Director of the Executive Committee.

EXECUTIVE COMPENSATION

Cash and Non-Cash Compensation

        The following table sets forth the cash and non-cash compensation for each of the last three fiscal years awarded to or earned by our Chief Executive Officer and our four other most highly compensated executive officers who were executive officers at the end of the fiscal year and whose salary and bonus exceeded $100,000 in fiscal year 2002.

Summary Compensation Table

Long-term compensation
Annual compensation
Name and principal position						Securities underlying options		All other compensation(2)
	Year	Salary		Bonus(1)
John W. Castro President and Chief Executive Officer	2002 2001 2000	$550,000 375,000 375,000		$418,506 — —	(3) (3)	— — —		$32,414 14,406 59,585
Rick R. Atterbury Executive Vice President and Chief Technology Officer	2002 2001 2000	400,000 275,016 275,000		304,368 — —	(3) (3)	— 58,200 —		23,286 13,838 42,641
Robert H. Nazarian Executive Vice President and Chief Financial Officer	2002 2001 2000	300,000 267,692 —	(5)	114,828 250,000 —	(4) (5)	— 11,600 —	(5)	26,400 — —	(5)
B. Michael James President—Financial Document Services	2002 2001 2000	325,000 300,000 300,000		200,731 — —		— 23,300 —		22,778 71,900 31,963
Mark A. Rossi President—Strategic Communication Services	2002 2001 2000	325,000 300,000 300,000		228,662 — —		— 23,300 —		22,925 80,014 25,274

(1)
Cash bonuses for services rendered have been included as compensation for the year earned, even though all or part of these bonuses were actually paid in the following year.

(2)
"All Other Compensation" for fiscal year 2002 includes: (a) $11,900 each for Mr. Castro, Mr. Atterbury, Mr. Nazarian, Mr. James and Mr. Rossi contributed by us for our 401(k) and defined contribution retirement plans; (b) premium payments under life insurance policies on the lives of the executives at the following incremental costs: Mr. Castro $2,621, and Mr. Atterbury $664; and (c) our contributions to the Supplemental Executive Retirement Plan: Mr. Castro $17,893, Mr. Atterbury $10,722, Mr. Nazarian $14,500, Mr. James $10,878 and Mr. Rossi $11,025.

(3)
Messrs. Castro and Atterbury elected not to receive any bonuses during fiscal 2001 and 2000 even though they were each entitled to receive a bonus.

(4)
Mr. Nazarian received a $100,000 signing bonus when he joined Merrill in April 2000, and a $150,000 bonus under our Management Incentive Plan.

(5)
Mr. Nazarian joined Merrill in April 2000.

Employment Agreements

        On November 25, 1999, we entered into employment agreements with John Castro and Rick Atterbury. Under these agreements, Mr. Castro receives an annual base salary of $375,000 (increased to $550,000 for fiscal 2002) and Mr. Atterbury receives an annual base salary of $275,000 (increased to $400,000 for fiscal 2002). Their salaries will be reviewed annually by our board of directors and may be increased by our board in its sole discretion. In addition, each of Messrs. Castro and Atterbury are entitled to participate in an annual bonus program.

        Messrs. Castro and Atterbury are entitled to payments in the event we terminate them without cause, which means other than as a result of (1) their willful refusal substantially to perform their duties; (2) their conviction of a felony arising from any act of fraud, embezzlement or willful dishonesty in relation to our business or affairs; (3) any other felonious conduct on their part that is materially detrimental to our best interests; (4) being repeatedly under the influence of illegal drugs or alcohol while performing their duties; or (5) any other willful act that is materially injurious to our financial condition or business reputation. If terminated for reasons other than those listed above, each would be entitled to receive:

  •
  a lump sum payment equal to 2.99 times his annual base salary;

  •
  a lump sum payment equal to 2.99 times his average bonus over the three consecutive years immediately before his termination; and

  •
  continuation of all insurance and other benefits for a period of three years.

        In addition, the executive's entire account balance and all accrued benefits under our Supplemental Executive Retirement Plan and those under our other plans or arrangements providing similar benefits will vest and become nonforfeitable as of the termination date.

        The following table illustrates the amount of the lump sum payments that Messrs. Castro and Atterbury would be entitled to receive if they were terminated prior to May 23, 2002:

Executive	Amount of Payment
John W. Castro	$3,072,707
Rick R. Atterbury	2,052,924

        The above amounts exclude:

  •
  costs associated with medical, dental and vision benefits;

  •
  cash payments for tax obligations arising from excise taxes, if any; and

  •
  the amount of the executive's vested benefits under the Supplemental Executive Retirement Plan.

        Should either Mr. Castro or Mr. Atterbury receive any payments under his employment agreement in connection with a change of control, he would be entitled to a gross-up payment intended to offset the effect of any excise tax owed under Section 4999 of the Internal Revenue Code.

Stock Option Grants and Exercises

        There were no stock option grants nor exercises during fiscal year 2002 by our executive officers named in the Summary Compensation Table above. The following table summarizes certain fiscal year-end option information for the executive officers named in the Summary Compensation Table above.

Aggregated Option Exercises In
Last Fiscal Year and Fiscal Year-End Option Values

			Value of unexercised in-the-money options at fiscal year end ($)(1)
	Number of securities underlying unexercised options at fiscal year end (#)
Name
	Exercisable	Unexercisable	Exercisable	Unexercisable
John W. Castro President and Chief Executive Officer	—	—	—	—
Rick R. Atterbury Executive Vice President and Chief Technology Officer	—	58,200	—	—
Robert H. Nazarian Executive Vice President and Chief Financial Officer	—	11,600	—	—
B. Michael James President—Financial Document Services	—	23,300	—	—
Mark A. Rossi President—Strategic Communication Services	—	23,300	—	—

(1)
None of the outstanding options were in-the-money as of January 31, 2002. Options are in-the-money if the market price of the shares exceeds the option exercise price.

Equity Compensation Plans

        The following table provides certain equity compensation plan information for our 1999 Stock Option Plan and Direct Investment Plan for fiscal year 2002. Descriptions of the two plans immediately follow.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(a)	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	—	—	—
Equity compensation plans not approved by security holders	593,945	$22.00	454,269	(1)

Total	593,945	$22.00	454,269	(1)

(1)
Includes 231,055 shares available for issuance of stock options under our 1999 Stock Option Plan; 148,611 coinvestment shares and 74,603 reinvestment shares available for issuance under our Direct Investment Plan.

  Stock Option Plan

        Effective December 20, 1999, our board of directors adopted the 1999 Stock Option Plan pursuant to which we may grant incentive and non-statutory stock options to purchase shares of our class B common stock to our employees, non-employee directors, consultants and independent contractors. Our board created a compensation committee to, among other things, administer the option plan, including determining the persons who are to receive options, as well as the type, terms and number of shares subject to each option. The option plan will terminate on December 19, 2009, unless our board of directors decides to terminate it earlier.

    Shares Available for Issuance

        We have reserved 825,000 shares of our class B common stock for issuance under the option plan. As of April 30, 2002, we had outstanding options to purchase 592,285 shares of our class B common stock at an exercise price of $22.00 per share to employees and independent contractors of our company. Any options granted generally become exercisable over a six-year period, or in the case of some options, in the event performance milestones are met. Shares subject to options granted under the option plan that lapse or are terminated may again be subject to grants under the plan.

    Effect of Termination of Employment or Other Service

        Options granted under the option plan generally terminate when an optionee's employment or other service with our company terminates. The reason for the optionee's termination dictates what happens to his or her options. Unless otherwise provided in the optionee's stock option agreement, if an optionee is terminated for cause, which means as a result of:

  •
  dishonesty, fraud, misrepresentation, embezzlement or other act of dishonesty with respect to Merrill or any subsidiary of Merrill;

  •
  any serious unlawful or criminal activity;

  •
  any intentional and deliberate breach of a duty or duties that are material in relation to the optionee's overall duties;

  •
  any material breach of any employment, service, confidentiality or non-compete agreement the optionee has entered into with us; or

  •
  any action the compensation committee determines to be adverse to Merrill or any of our subsidiaries; such as:

  •
  the disclosure of any of our confidential information to any person not authorized to receive it;

  •
  the engagement in any commercial activity that in the judgment of the compensation committee competes with our business; or

  •
  the interference with our relationships with employees or customers his or her options will immediately terminate and no longer be exercisable. In addition, we will have the right to repurchase from the optionee all shares of class B common stock the optionee previously acquired upon the exercise of any options at a price equal to the exercise price paid by the optionee to acquire these shares of class B common stock. In connection with any repurchase of an optionee's shares, we will only be required to pay the optionee for these shares as rapidly as permissible without violating any of our loan covenants or other contractual restrictions applicable to and binding upon us. Any amounts not paid to an optionee on the repurchase date will bear interest at a fixed annual rate equal to 8%. In addition, we will only be required to repurchase any shares to the extent that the repurchase does not violate any applicable laws.

        Unless otherwise provided in an optionee's stock option agreement, if an optionee's employment or other service with us terminates for any other reason whatsoever, whether due to voluntary resignation, death, disability, retirement or termination by us without cause, that is, not for one of the reasons listed above, the options that were exercisable as of the optionee's termination date will remain exercisable for one year. There are other situations, however, when an optionee's options may terminate earlier. For example, if an optionee engages in an action the compensation committee determines to be adverse to Merrill or any of our subsidiaries before or within 12 months after the termination of his or her employment or other service with us, the compensation committee may immediately terminate all of the optionee's rights under the option plan and his or her options. We refer you to the information under the heading "—Effect of an Adverse Action" below. In no circumstance will an optionee's options remain exercisable after their expiration date.

        In the event an optionee's employment or other service with us changes such that the number of hours the optionee works is significantly reduced for what will likely be an extended period of time, the compensation committee will have the right to modify the terms of any unvested options the optionee then holds, including, without limitation, the right to immediately terminate without notice of any kind all of the optionee's rights he or she has in the optionee's unvested options.

    Effect of an Adverse Action

        Our compensation committee may immediately terminate all of an optionee's rights under the option plan and his or her options if the optionee engages in any action the compensation committee determines to be adverse to Merrill or any of our subsidiaries, such as:

  •
  the disclosure of any of our confidential information to any person not authorized to receive it;

  •
  the engagement in any commercial activity that in the judgment of the compensation committee competes with our business; or

  •
  the interference with our relationships with employees or customers before or within 12 months after the termination of the optionee's employment or other service with us. In addition, if an optionee takes this type of action during the 12 months before or within 12 months after his or her termination, the compensation committee may rescind any option exercises that occurred during this period and require the optionee to pay us within 10 days of receipt of notice of the rescission, the amount of any gain the optionee realized as a result of the rescinded exercise.

    Effect of a DLJMB Liquidation Event

        If any one of the following events occurs, an optionee's options may become immediately exercisable in full and remain exercisable for the remainder of their terms:

  •
  a sale or other transfer by DLJMB of 90% or more of its shares of common equity in Merrill (including all common equity originally purchased by DLJMB and any additional common equity purchased by DLJMB thereafter, whether voting, class B or any other class of common equity created by Merrill) to one or more persons or entities (in one transaction or in a series of related transactions) other than in connection with a public offering of our common equity;

  •
  the sale, lease, exchange or other transfer of substantially all of our assets to a person or entity that is not controlled by us; or

  •
  a merger or consolidation to which we are a party if our shareholders immediately prior to the effective date of the merger or consolidation do not have beneficial ownership immediately following the effective date of the merger or consolidation of more than 50% of the combined voting power of the surviving corporation's outstanding securities ordinarily having the right to vote at elections of directors.

An exhibit to the optionee's option agreement states whether or not the vesting of his or her option will accelerate upon the occurrence of one of these events. To the extent the acceleration of the vesting of an option, together with any other payment the optionee has the right to receive from us would constitute a parachute payment under the Internal Revenue Code, which means the payment would be subject to an excise tax, then the payments will be reduced so they will not be subject to any excise tax imposed by the Internal Revenue Code. The payments will not be reduced, however, if the optionee is subject to a separate agreement with us that provides otherwise.

    Transfer Restrictions

        An optionee may not assign or transfer any of his or her options prior to their exercise to any person, including trusts for estate planning purposes. Furthermore, the optionee may not subject any of his or her options to any lien during the optionee's lifetime. Once an optionee exercises his or her options, all shares of our class B common stock issued upon exercise of these options will be subject to the transfer restrictions and other provisions set forth in the Investors Agreement dated November 23, 1999 among Merrill and our shareholders. Upon the exercise of an option, an optionee will automatically become a party to and be bound by all the terms and conditions of the Investors Agreement.

  Direct Investment Plan

        Effective December 20, 1999, our board of directors adopted the Direct Investment Plan pursuant to which we may offer our employees, non-employee directors, consultants and independent contractors the opportunity to purchase reinvestment and coinvestment shares of our class B common stock. Our board has created a compensation committee to, among other things, administer the Direct Investment Plan. The Direct Investment Plan will terminate on December 19, 2009, unless our board of directors decides to terminate it earlier.

    Number of Shares Reserved for Issuance

        We have reserved 1,459,091 shares of our class B common stock for issuance under the Direct Investment Plan. Of the 1,459,091 shares, 227,272 shares are designated for reinvestment shares and 1,231,819 shares are designated for coinvestment shares. As of April 30, 2002, we had 152,669 reinvestment shares and 1,083,208 coinvestment shares outstanding to our employees and independent contractors of our company.

    Reinvestment Shares

        The reinvestment shares are the shares of class B common stock participants are permitted to purchase out of their own funds. Not all participants in the Direct Investment Plan are given the opportunity to purchase reinvestment shares. Participants are solely responsible for paying the entire amount of the purchase price of reinvestment shares, and, unlike the coinvestment shares, we do not lend participants any funds to purchase their reinvestment shares.

    Coinvestment Shares

        The coinvestment shares are the shares of class B common stock participants are permitted to purchase with our financial assistance. We loan participants an amount up to 65% of the total purchase price of the coinvestment shares a participant elects to purchase. The participant is solely responsible for paying the remaining 35% or more balance of the purchase price. The proceeds of the loan must be used solely to assist the participant with the purchase of his or her coinvestment shares. As a condition to us making the loan, all of a participant's coinvestment shares must be pledged as collateral for the loan.

        Assuming we loaned the participant 65% of the total purchase price of the coinvestment shares, upon the purchase of coinvestment shares, a participant will become immediately vested with respect to 35% of the coinvestment shares because this portion will have been fully paid by the participant. With respect to the coinvestment shares, they will vest as follows:

Voting Date	% of Coinvestment Shares Vested as of the Vesting Date*
One year from purchase date	35% of the coinvestment shares
Two years from purchase date	35% of the coinvestment shares
Three years from purchase date	57% of the coinvestment shares
Four years from purchase date	79% of the coinvestment shares
Five years from purchase date	100% of the coinvestment shares

*
In the event that the vesting of any coinvestment shares results in a fractional share, this fractional share will be rounded up to the nearest whole share.

        Unless the compensation committee provides otherwise, a participant may not sell or transfer his or her unvested coinvestment shares while they are pledged to us, except to us. Once coinvestment shares vest, the participant will be able to transfer these shares to the extent permitted by the Direct Investment Plan and the Investors' Agreement, and the participant will receive more favorable pricing in the event we later repurchase his or her shares.

    Nonrecourse Promissory Notes

        Any loan we make to assist participants in purchasing coinvestment shares is evidenced by a nonrecourse promissory note. The loan accrues interest at a fixed annual rate of 8%. While interest on the loan accrues, the participant is not required to pay any interest during the term of the note. All accrued but unpaid interest and the principal balance must be paid on the earlier of:

  •
  the date the participant's employment or other service with us terminates;

  •
  upon the occurrence of one of the following events:

  •
  a sale or other transfer by DLJMB of 90% or more of its shares of common equity in Merrill (including all common equity originally purchased by DLJMB and any additional common equity purchased by DLJMB thereafter, whether voting, class B or any other class of common equity created by Merrill) to one or more persons or entities (in one transaction or in a series of related transactions) other than in connection with a public offering of our common equity;

  •
  the sale, lease, exchange or other transfer of substantially all of our assets to a person or entity that is not controlled by us; or

  •
  a merger or consolidation to which we are a party if our shareholders immediately prior to the effective date of the merger or consolidation do not have beneficial ownership immediately following the effective date of the merger or consolidation of more than 50% of the combined voting power of the surviving corporation's outstanding securities ordinarily having the right to vote at elections of directors;

  •
  the date the participant sells his or her pledged shares to someone as permitted by the Investors' Agreement, other than someone who would be deemed a permitted transferee under the Investors' Agreement and other than to us in connection with a hardship repurchase;

  •
  within 120 days following an initial public offering of any of our equity securities; or

  •
  eight years from the date of the note.

        In the event the repayment of a participant's note is triggered by an initial public offering of our equity securities, the participant may repay his or her note with cash or, with the compensation committee's approval, reinvestment shares or coinvestment shares. We will pay the participant the fair market value for each reinvestment share and vested coinvestment share we repurchase, and the compensation committee in its sole discretion will determine the purchase price for any unvested coinvestment shares repurchased. A participant may not be required to repay his or her note at that time if the total proceeds from the purchase of the participant's shares does not exceed the outstanding principal balance on his or her note plus accrued but unpaid interest and any resulting tax liability. The compensation committee may decide, however, to extend the maturity of a note. In addition, a participant may prepay his or her note at anytime.

        A participant may not at any time sell his or her unvested coinvestment shares. Although a participant may sell his or her vested coinvestment shares if permitted under the Direct Investment Plan and the Investors' Agreement, depending upon the type of sale, the participant may be required to repay his or her note with the proceeds of the sale.

        If a participant transfers all or a portion of his or her vested coinvestment shares to a person who would be deemed a permitted transferee under the Investors' Agreement, the permitted transferee, as a condition to the transfer of the coinvestment shares, must agree to be bound by the terms and conditions of the Direct Investment Plan and any agreement evidencing the sale of these shares to the participant, and must also agree to take these shares subject to the terms and conditions of the note and pledge agreement. The participant, however, must remain the primary obligor of all obligations outstanding under the note and the pledge agreement regardless of his or her transfer to a permitted transferee.

        If a participant sells all or a portion of his or her vested coinvestment shares to someone other than a permitted transferee in accordance with the terms of the Investors' Agreement, the participant's note will become immediately due and payable to the extent of the lesser of:

  •
  the total unpaid principal balance and interest on the loan; or

  •
  the net after-tax proceeds realized upon the sale.

        We will have the right to set off against any amounts we owe the participant, including, without limitation, any dividends paid on the shares, amounts the participant owes under the note. Amounts will be applied first to accrued interest on the note and then to the outstanding principal balance on the note.

    Pledge of Shares

        As collateral for the note, a participant must grant to us a security interest in all of the participant's coinvestment shares by executing a pledge agreement. Any stock certificates issued for coinvestment shares are held by us as collateral for the loan until the time the loan and all accrued interest on the loan are paid in full. If the collateral for a participant's note exceeds the outstanding balance of the loan and all accrued interest, we may, upon the participant's request and in our discretion, release some of the participant's shares.

        If we repurchase a participant's pledged coinvestment shares, the proceeds will be applied against the outstanding balance of the participant's loan and all accrued interest. So long as a participant's coinvestment shares are pledged to us, they may not be subject in any manner to alienation, sale, transfer, assignment, bankruptcy, pledge, attachment, charge or encumbrance of any kind nor in any manner be subject to the debts or liabilities of any person, except as permitted under the Investors' Agreement.

        If the participant is unable to pay his or her note when it becomes due, we will have the right under the pledge agreement to reacquire the participant's shares. If, at any time pursuant to the terms of the Direct Investment Plan, we repurchase a participant's pledged coinvestment shares, the proceeds of the repurchase will be applied against the outstanding balance of his or her loan and all accrued interest before the participant receives any proceeds.

        The note is a nonrecourse note, which means that if the proceeds of the repurchase do not exceed the outstanding balance of the participant's loan and all accrued interest, we will not have the right under the terms of the note to hold the participant personally responsible for the remaining amount he or she owes under the note.

    Right of Repurchase

        If a participant's employment or other service with us terminates for any reason whatsoever, whether due to voluntary resignation, death, disability, retirement or termination by us for any reason prior to the occurrence of one of the following events, we will have the right to repurchase all or any portion of the participant's shares:

  •
  a sale or other transfer by DLJMB of 90% or more of its shares of common equity in Merrill (including all common equity originally purchased by DLJMB and any additional common equity purchased by DLJMB thereafter, whether voting, class B or any other class of common equity created by Merrill) to one or more persons or entities (in one transaction or in a series of related transactions) other than in connection with a public offering of our common equity;

  •
  the sale, lease, exchange or other transfer of substantially all of our assets to a person or entity that is not controlled by us; or

  •
  a merger or consolidation to which we are a party if our shareholders immediately prior to the effective date of the merger or consolidation do not have beneficial ownership immediately following the effective date of the merger or consolidation of more than 50% of the combined voting power of the surviving corporation's outstanding securities ordinarily having the right to vote at elections of directors.

The price we will pay for these shares depends on the reason for the participant's termination.

        If the participant's employment or other service with us is terminated by us for cause, which means as a result of (1) dishonesty, fraud, misrepresentation, embezzlement or deliberate injury or attempted injury; (2) any unlawful or criminal activity of a serious nature; (3) any intentional and deliberate breach of a duty or duties that, individually or in the aggregate, are material in relation to the participant's overall duties; (4) any material breach of any employment, service, confidentiality or non-compete agreement entered into with us or any of our subsidiaries; or (5) an action the compensation committee determines to be adverse to us or any of our subsidiaries, we will pay for each share owned by the participant (whether it is a reinvestment share or a coinvestment share or is vested or unvested) the lesser of:

  •
  an amount equal to:

  •
  the fair market value of each share as determined on the valuation date in the fiscal year in which the participant's employment or other service is terminated;

  •
  plus any increase, or minus any decrease, in the fair market value of the participant's shares from the beginning of the fiscal year in which the participant's employment or other service is terminated until the date of the participant's termination; or

  •
  the purchase price the participant paid for each share, without any accrued and unpaid interest on the loan relating to the coinvestment shares being paid.

        Unless otherwise determined by the compensation committee, if a participant's employment or other service with us terminates for any other reason whatsoever other than for cause, we will pay the participant:

  •
  for each coinvestment share that has vested at the time of termination and all of the participant's reinvestment shares, an amount equal to:

  •
  the fair market value of each share as determined on the valuation date in the fiscal year in which the participant's employment or other service is terminated;

  •
  plus any increase, or minus any decrease, in the fair market value of the participant's shares from the beginning of the fiscal year in which the participant's employment or other service is terminated until the date of the participant's termination; and

  •
  for each coinvestment share that has not vested at the time of termination, an amount equal to the lesser of:

  •
  the fair market value of each coinvestment share as determined on the valuation date in the fiscal year in which the participant's employment or other service is terminated, plus any increase, or minus any decrease, in the fair market value of the participant's shares from the beginning of the fiscal year in which the participant's employment or other service is terminated until the date of the participant's termination; or

  •
  the purchase price the participant paid for each unvested coinvestment share plus all accrued and unpaid interest on the loan relating to the unvested coinvestment share.

        In the event we repurchase any of the participant's coinvestment shares, the compensation committee, in its sole discretion, will on the repurchase date make an appropriate adjustment to the purchase price paid on this date to repay any interest that has accrued on the participant's loan from the date of the termination of the participant's employment or other services with us until the date we repurchase the participant's coinvestment shares.

    Determination of Fair Value

        Since our class B common stock is not currently listed on an exchange or quoted on Nasdaq, the over-the-counter bulletin board or other comparable service, fair market value for purposes of the Direct Investment Plan is determined by the compensation committee. This determination will be performed on an annual basis on a date that is no more than 120 days after our fiscal year end. The compensation committee will base its determination on a specified formula or such other value as the compensation committee determines is appropriate. The formula that the compensation committee may use in determining fair market value is as follows:

  •
  multiply six times our EBITDA (which is generally earnings before interest, taxes, depreciation and amortization) as shown on our consolidated statement of operations for our most recent fiscal year end and as adjusted to reflect any material acquisitions or dispositions or other material changes in our business;

  •
  subtract our total debt and the total amount of the liquidation preference on our preferred stock;

  •
  add our total cash to this difference; and

  •
  divide the sum by the number of shares of our capital stock outstanding on the valuation date, including all options and warrants.

    Put Right

        So long as a participant's employment or other service with us terminates by reason of voluntary resignation, death, disability, retirement or is terminated by us without cause, which means other than as a result of (1) dishonesty, fraud, misrepresentation, embezzlement or deliberate injury or attempted injury; (2) any unlawful or criminal activity of a serious nature; (3) any intentional and deliberate breach of a duty or duties that, individually or in the aggregate, are material in relation to the participant's overall duties; (4) any material breach of any employment, service, confidentiality or non-compete agreement entered into with us or any of our subsidiaries; or (5) an action the compensation committee determines to be adverse to us or any of our subsidiaries, the participant will have the right to "put" all or any portion of his or her reinvestment shares and vested coinvestment shares to us and require us to repurchase these shares in the event neither we nor anyone to whom we may assign our right of repurchase decides to repurchase the participant's shares.

        The per-share price at which we must purchase these shares will be equal to:

  •
  the fair market value for each share as determined on the valuation date in the fiscal year in which the participant's employment or other service is terminated;

  •
  plus any increase, or minus any decrease, in the fair market value of the participant's shares from the beginning of the fiscal year in which the participant's employment or other service is terminated until the date of the participant's termination.

    Hardship Repurchases

        In the event a participant feels he or she has an immediate and heavy financial need, the participant may request that the compensation committee repurchase his or her shares. A repurchase under these circumstances will be permitted only if the compensation committee determines in its sole discretion that the repurchase is made on account of the participant's immediate and heavy financial need and is necessary to satisfy this financial need. A repurchase will be deemed to be made on account of an immediate and heavy financial need only if the compensation committee determines in its sole discretion that the repurchase will be made to pay:

  •
  expenses for medical care (as described in Section 213(d) of the Internal Revenue Code), incurred or to be incurred by the participant, his or her spouse or dependent (as described in Section 152 of the Internal Revenue Code);

  •
  payments necessary to prevent the participant from being evicted from his or her principal residence or foreclosure on the mortgage on his or her principal residence; or

  •
  any other situation in which the compensation committee in its sole discretion determines the participant is in immediate and heavy financial need.

        A hardship repurchase will be deemed to be necessary to satisfy the participant's immediate and heavy financial need only if the compensation committee determines in its sole discretion that the aggregate purchase price we must pay is not more than the sum of the amount of the participant's immediate and heavy financial need plus the amount necessary to pay any estimated federal, state or local taxes or penalties that the participant will incur in connection with the repurchase. The compensation committee will only be entitled to pay the participant the fair market value for each share as determined on the most recent valuation date prior to the hardship repurchase.

    Limitations on Our Right to Repurchase

        In connection with any repurchase of a participant's shares, we will only be required to pay the participant for these shares as rapidly as permissible without violating any of our loan covenants or other contractual restrictions applicable to and binding upon us. Any amounts not paid to a participant on the repurchase date will bear interest at a fixed annual rate equal to 8%. In addition, we will only be required to repurchase any shares to the extent that the repurchase does not violate any applicable laws.

    Effect of Adverse Action

        If a participant engages in any adverse action before or within 12 months after the participant's employment or other service with us terminates by reason of voluntary resignation, death, disability, retirement or is terminated by us without cause, which means other than as a result of (1) dishonesty, fraud, misrepresentation, embezzlement or deliberate injury or attempted injury; (2) any unlawful or criminal activity of a serious nature; (3) any intentional and deliberate breach of a duty or duties that, individually or in the aggregate, are, material in relation to the participant's overall duties; (4) any material breach of any employment, service, confidentiality or non-compete agreement entered into with us or any of our subsidiaries; or (5) an action the compensation committee determines to be adverse to us or any of our subsidiaries, we will have the right to repurchase all of the participant's shares for the lesser of:

  •
  the fair market value for each share as of the most recent valuation date prior to the participant's termination of employment or other service; or

  •
  the purchase price the participant paid for his or her shares.

        In addition, if the participant received an amount in excess of this purchase price in connection with a prior repurchase by us or the sale or other transfer of these shares during the 12 months before or 12 months after the date the participant's employment or other service with us terminates, the participant will be required to pay us in cash any of this excess within ten days of receipt of notice from us.

    Effect of DLJMB Liquidation Event

        If one of the following events occurs, all of a participant's unvested coinvestment shares will become immediately vested in full:

  •
  a sale or other transfer by DLJMB of 90% or more of its shares of common equity in Merrill (including all common equity originally purchased by DLJMB and any additional common equity purchased by DLJMB thereafter, whether voting, class B or any other class of common equity created by Merrill) to one or more persons or entities (in one transaction or in a series of related transactions) other than in connection with a public offering of our common equity;

  •
  the sale, lease, exchange or other transfer of substantially all of our assets to a person or entity that is not controlled by us; or

  •
  a merger or consolidation to which we are a party if our shareholders immediately prior to the effective date of the merger or consolidation do not have beneficial ownership immediately following the effective date of the merger or consolidation of more than 50% of the combined voting power of the surviving corporation's outstanding securities ordinarily having the right to vote at elections of directors.

        To the extent the acceleration of the vesting of these coinvestment shares, together with any other payment the participant has the right to receive from us, would constitute a "parachute payment" under the Internal Revenue Code, which means the payment would be subject to an excise tax, then the payments will be reduced so they will not be subject to any excise tax imposed by the Internal Revenue Code. The payments will not be reduced, however, if the participant is subject to a separate agreement with us that provides otherwise.

    Transfer Restrictions

        All shares purchased under the Direct Investment Plan are subject to the transfer restrictions and other provisions of the Direct Investment Plan and the Investors' Agreement. Under the Direct Investment Plan, any shares pledged as collateral to secure a note may not be transferred to anyone other than a permitted transferee. In addition, a participant is prohibited from selling or transferring any of his or her shares during the first six months after the purchase date.

        In addition to the restrictions on transferability imposed by the Direct Investment Plan, a participant that purchases reinvestment or coinvestment shares will automatically become a party to and be bound by all the terms and conditions of the Investors' Agreement.

  Change in Control Provisions

    Option and Direct Investment Plans

        Under our 1999 Stock Option Plan, an optionee's options may become immediately exercisable in full and remain exercisable for the remainder of their terms upon the occurrence of:

  •
  a sale or other transfer by DLJMB of 90% or more of its shares of common equity in Merrill (including all common equity originally purchased by DLJMB and any additional common equity purchased by DLJMB after its initial purchase, whether voting, class B or any other class of common equity created by Merrill) to one or more persons or entities (in one transaction or in a series of related transactions) other than in connection with a public offering of our common equity;

  •
  the sale, lease, exchange or other transfer of substantially all of our assets to a person or entity that is not controlled by us; or

  •
  a merger or consolidation to which we are a party if our shareholders immediately prior to the effective date of the merger or consolidation do not have beneficial ownership immediately following the effective date of the merger or consolidation of more than 50% of the combined voting power of the surviving corporation's outstanding securities ordinarily having the right to vote at elections of directors.

        An exhibit to the optionee's option agreement states whether or not the vesting of his or her option will accelerate upon the occurrence of one of these events. Under our Direct Investment Plan, if one of the events described above occurs, all of a participant's unvested coinvestment shares will become immediately vested in full. To the extent the acceleration of the vesting of an option or coinvestment shares, together with any other payment the optionee or the participant has the right to receive from us, would constitute a parachute payment under the Internal Revenue Code, which means the payment would be subject to an excise tax, then the payments will be reduced so they will not be subject to any excise tax imposed by the Internal Revenue Code. The payments will not be reduced, however, if the optionee or the participant is subject to a separate agreement with us that provides otherwise.

    Change in Control Agreements

        In April 2000, the compensation committee of the board of directors adopted change in control agreements with all of the direct reports of our President and Chief Executive Officer. These executives are entitled to receive the benefits described below if they are terminated in connection with a change in control, which means any of the following:

  •
  the sale, lease, exchange or other transfer of substantially all of our assets;

  •
  when, after February 1, 2000, any person becomes, directly or indirectly, the "beneficial owner" of 20% or more of the "combined voting power" of our outstanding securities;

  •
  a merger or consolidation, if our shareholders do not own more than 80% of the "combined voting power" of the surviving corporation's outstanding securities. "Combined voting power" is measured by shares of the surviving corporation that ordinarily have the right to vote at the election of directors;

  •
  when individuals who constitute our board of directors on February 1, 2000 cease to constitute at least a majority of the board. For purposes of determining these individuals, directors whose election or nomination is approved by a majority of the directors serving on February 1, 2000 are considered to be members of the board as of February 1, 2000; or

  •
  a change in control that would be required to be reported on a Form 8-K, 10-K or 10-Q, whether or not we are subject to those reporting requirements.

        In order to receive the benefits, the executive must be terminated either:

  •
  within 24 months of the occurrence of one of the events listed above; or

  •
  prior to the occurrence of one of the events listed above if the termination was either a condition to the change in control or was at the request or insistence of a person related to the change in control.

        The executives will not receive the benefits if they die or are terminated for cause, which means as a result of the executive's (1) gross misconduct; (2) willful and continued failure to substantially perform his or her duties after demand is given by the Chairman of the Board; or (3) conviction of a felony or gross misdemeanor which is material and demonstrably injurious to us or which impairs the executive's ability to substantially perform his or her duties. The executive will, however, receive the benefits if the executive voluntarily leaves our employ as a result of:

  •
  an adverse and material change in title, status, position, authority, duties or responsibilities as an executive;

  •
  reduction in base salary or an adverse change in the form or timing of the pay;

  •
  failure to cover the executive under similar benefit plans at a substantially similar total cost to the executive (including equity based plans);

  •
  relocation to more than 30 miles from the executive's existing office;

  •
  failure to obtain a successor's consent to the change in control agreement;

  •
  any termination of employment not properly noticed; or

  •
  our refusal to allow the executive to continue to attend to matters or engage in activities not directly related to our business.

        The executive is entitled to receive the following payments and benefits upon the triggering of these agreements:

  •
  cash payment equal to two times the sum of the executive's (1) base salary plus (2) target cash bonus for the year during which the change in control occurs or the average of the cash bonus for the three fiscal years ending immediately prior to the change in control, whichever is greater;

  •
  medical, dental and vision benefits to the executive, his or her family members and dependents for two years after the date the executive's employment is terminated, at a substantially similar total cost to the executive;

  •
  the account balance under our Supplemental Executive Retirement Plan will become fully vested and non-forfeitable. In addition, we will cause all distributions under this plan to be made regardless of the provisions of the plan that permit these distributions to be deferred; and

  •
  cash payment, if any, sufficient to cover all tax obligations arising from excise taxes.

        These change in control agreements have a term ending January 31, 2002; provided, that the agreements will automatically renew for additional 12-month periods unless we give the executive 90 days' advance notice of our intent to terminate the agreements. In addition, if a change in control occurs during the term of the agreements, the agreements will continue for an additional 24 months.

        The following table illustrates the amount of the lump sum payments that our executives named in the Summary Compensation Table above would have been entitled to receive if a change in control had occurred as of April 30, 2002:

Executive	Amount of Payment
Robert H. Nazarian	$975,000
B. Michael James	1,137,500
Mark A. Rossi	1,044,000

        The above amounts exclude:

  •
  costs associated with medical, dental and vision benefits;

  •
  cash payments for tax obligations arising from excise taxes, if any; and

  •
  the amount of the executive's vested benefits under the Supplemental Executive Retirement Plan.

Director Compensation

        Our directors are not paid any additional compensation for their service as members of our board of directors.

PRINCIPAL SHAREHOLDERS

        The following table sets forth information with respect to the beneficial ownership of our Class B common stock and Old Preferred Stock as of April 30, 2002 by (1) any person or group who beneficially owns more than 5% of our Class B common stock or Old Preferred Stock; (2) each of our executive officers named in the Summary Compensation Table in the section "Executive Compensation"; and (3) all of our directors and executive officers as a group. Unless otherwise noted, each person possesses sole voting and investment power with respect to the shares indicated. Shares not outstanding but deemed beneficially owned because of the right to acquire them within 60 days are considered outstanding only when determining the amount and percentage owned by each person.

Name of beneficial owner	Number of shares of Old Preferred Stock(1)		Percentage of outstanding Old Preferred Stock(2)	Number of shares of Class B common stock(1)		Percentage of outstanding Class B common stock(3)
DLJ Merchant Banking funds	212,500	(4)	42.5%	3,100,856	(5)	57.2%
John W. Castro	0		0	909,091		17.2%
Rick R. Atterbury	0		0	70,000	(6)	1.3%
Trust Company of the West	125,000	(7)	25.0%	86,066	(8)	*
BNY Capital Corporation	62,500		12.5%	43,033	(9)	*
Connecticut General Life Insurance Company	62,500		12.5%	33,566	(10)	*
Carlyle High Yield Partners, L.P.	37,500		7.5%	25,820	(11)	*
Robert H. Nazarian	0		0	13,650	(12)	*
B. Michael James	0		0	21,000	(12)	*
Mark A. Rossi	0		0	27,554	(12)	*
Lawrence M. Schloss	0		0	0	(13)	0
James A. Quella	0		0	0	(13)	0
All directors and executive officers as a group (11) persons	0		0	1,099,197	(13)(14)	20.8%

*
less than one percent

(1)
Under the SEC's rules, each person or entity is deemed to be a beneficial owner with the power to vote and direct the disposition of these shares.

(2)
Based on 500,000 shares of Old Preferred Stock outstanding on April 30, 2002.

(3)
Based on 5,273,513 shares of Class B common stock outstanding on April 30, 2002.

(4)
Consists of shares of Old Preferred Stock held by the following affiliates of DLJ Merchant Banking Partners II, L.P.: DLJ Investment Partners, L.P.; DLJ Investment Partners II, L.P.; and DLJIP II Holdings, L.P. The address of each of these investors is 11 Madison Avenue, New York, New York 10010.

(5)
Consists of shares of Class B common stock held directly by DLJ Merchant Banking Partners II, L.P. and the following affiliated investors: DLJ Merchant Banking Partners II-A, L.P., DLJ Offshore Partners II, C.V.; DLJ Diversified Partners, L.P.; DLJ Diversified Partners-A, L.P.; DLJ Millennium Partners, L.P.; DLJ Millennium Partners-A, L.P.; DLJMB Funding II, Inc.; DLJ First ESC L.P., DLJ EAB Partners, L.P.; and DLJ ESC II, L.P. Includes 146,311 shares of Class B common stock issuable upon the exercise of outstanding warrants held by the following investors affiliated with DLJ Merchant Banking Partners II, L.P.: DLJ Investment Partners, L.P.; DLJ Investment Partners II, L.P.; DLJ Securities Corp.; and DLJIP II Holdings, L.P. The address of each of these investors is 11 Madison Avenue, New York, New York 10010, except that the address of Offshore Partners is John B. Gorsiraweg 14, Willemstad, Curaçao, Netherlands Antilles.

(6)
Excludes 104,000 coinvestment shares that have not vested.

(7)
Consists of shares of Old Preferred Stock held by the following affiliates of Trust Company of the West: TCW/Crescent Mezzanine Partners II, L.P., TCW/Crescent Mezzanine Trust II, TCW Leveraged Income Trust, L.P. and TCW Leveraged Income Trust II, L.P. The address for Trust Company of the West is: 11100 Santa Monica Boulevard, Suite 2000, Los Angeles, CA 90025.

(8)
Includes 86,066 shares of Class B common stock issuable upon the exercise of outstanding warrants held by the following affiliates of Trust Company of the West: TCW/Crescent Mezzanine Partners II, L.P., TCW/Crescent Mezzanine Trust II, TCW Leveraged Income Trust, L.P. and TCW Leveraged Income Trust II, L.P. The address for Trust Company of the West is: 11100 Santa Monica Boulevard, Suite 2000, Los Angeles, CA 90025.

(9)
Includes 43,033 shares of Class B common stock issuable upon the exercise of outstanding warrants. BNY Capital Corporation's address is 48 Wall Street, New York, New York 10005.

(10)
Includes 33,566 shares of Class B common stock issuable upon the exercise of outstanding warrants. Connecticut General Life Insurance Company's address is 900 Cottage Grove Road, Bloomfield, Illinois 06002.

(11)
Includes 25,820 shares of Class B common stock issuable upon the exercise of outstanding warrants. Carlyle High Yield Partners, L.P.'s address is 1001 Pennsylvania Avenue N.W., Suite 220 South, Washington, D.C. 20004.

(12)
Excludes 25,350, 39,000 and 40,560 coinvestment shares issued under our Direct Investment Plan that are held by Messrs. Nazarian, James and Rossi, respectively, that have not vested.

(13)
Messrs. Schloss and Quella are officers of DLJ Merchant Banking, Inc., an affiliate of the DLJ Merchant Banking funds. Shares shown for Messrs. Schloss and Quella exclude shares shown as held by the DLJ Merchant Banking funds, as to which they disclaim beneficial ownership. The address for Messrs. Schloss and Quella is c/o DLJ Merchant Banking Inc., 11 Madison Avenue, New York, New York 10010.

(14)
Excludes an aggregate of 314,400 coinvestment shares issued under our Direct Investment Plan that have not vested, that are held by Messrs. Atterbury, Nazarian, James, Rossi and other executive officers not named above.

RELATED PARTY TRANSACTIONS

Investors' Agreement

        On November 23, 1999, DLJMB, Messrs. Castro and Atterbury and our other shareholders entered into an Investors' Agreement, which restricts transfer of shares of our capital stock. The agreement generally permits:

  •
  these shareholders (other than DLJMB) to participate in sales of shares of capital stock by the DLJ Merchant Banking funds;

  •
  DLJMB to require these shareholders to sell their shares of capital stock if DLJMB choose to sell 75% or more of the shares owned by them at a price in excess of $22.00 per share; and

  •
  these shareholders to purchase equity securities proposed to be issued by us on a preemptive basis.

        The Investors' Agreement includes a registration rights provision under which the shareholders who are a party to the Investors' Agreement may have the right to request us to register their shares under the Securities Act.

        Under the Investors' Agreement, DLJMB have the right to nominate four of the eight members of our board of directors. Three of the eight members of our board will be nominated by Messrs. Castro and Atterbury. One member of our board will be nominated by a DLJMB-affiliated mezzanine fund that owns our preferred shares and warrants. The current parties to the Investors' Agreement have agreed to vote their common shares so that the composition of our board is as set out above. The participants in our 1999 Stock Option Plan and Direct Investment Plan are subject to all the terms of the agreement except for the voting agreement provisions.

Financial Advisory Fees and Agreements

        We have agreed to pay Credit Suisse an annual advisory fee of $300,000. We and our subsidiaries may from time to time enter into other investment banking relationships with Credit Suisse or one of its affiliates pursuant to which Credit Suisse or its affiliates will receive customary fees and will be entitled to reimbursement for all related reasonable disbursements and out-of-pocket expenses. We expect that any such arrangement will include provisions for the indemnification of Credit Suisse against a variety of liabilities, including liabilities under the federal securities laws.

Interest Cap Transaction

        On December 22, 1999, we entered into an interest cap transaction with DLJ International Capital for $462,000. The effective date of the interest cap transaction was March 24, 2000 and terminated December 24, 2001. The cap rate was 7.5% for up to $110.0 million of borrowings under the Credit Agreement.

Purchase of Shares from DLJMB

        On July 31, 2000, in connection with our offering of Class B common stock to our employees, we purchased from DLJMB 258,307 shares of Class B common stock at a price $22.00 per share, or an aggregate purchase price of approximately $5.7 million, in order to adjust the ownership percentage of DLJMB relative to our other shareholders.

Sale of Shares to Atterbury

        On July 7, 2000, in connection with the employee offering, we sold an aggregate of 104,000 shares of our Class B common stock to Rick Atterbury for $22.00 per share. We financed 100% of the purchase price for these shares, in an aggregate equal to $2,288,000, through an 8% nonrecourse promissory note secured by all of these shares purchased by Mr. Atterbury and secured by an additional 56,000 shares of our Class B common stock previously acquired by Mr. Atterbury. The shares purchased on July 7, 2000 vest as follows: 33% on January 28, 2003; 33% on January 28, 2004; and the remaining 34% on January 28, 2005. After giving effect to this transaction and Mr. Atterbury's retained equity interest in connection with the merger with an affiliate of DLJ, the total amount loaned by us to Mr. Atterbury as a percentage of the total purchase price paid by Atterbury for all these shares did not exceed 65%.

        The nonrecourse promissory note executed in connection with this transaction has substantially the same terms and conditions as the notes issued under our Direct Investment Plan (see "Executive Compensation—Equity Compensation Plans—Direct Investment Plan—Nonrecourse Promissory Notes"), except that, in addition to the other repayment triggers set forth in the Direct Investment Plan, which also apply to Mr. Atterbury's note, payment of all accrued but unpaid interest and the principal balance of the loan must be paid one fiscal year immediately following the fiscal year in which Mr. Atterbury's employment or other service with us terminates, regardless of the reason for termination, as opposed to on the date of his employment termination, which is the provision set forth in the Direct Investment Plan. The largest amount outstanding under this loan to Mr. Atterbury during fiscal year 2002 was $2,575,348, and the total amount outstanding as of April 30, 2002 was $2,619,979.

Sale of Shares to Executive Officers

        In May 2000, pursuant to our Direct Investment Plan, we sold an aggregate of 350,417 coinvestment shares to our executive officers at a price of $21.00 per share, and an aggregate of 11,905 reinvestment shares to our executive officers at a price of $21.00 per share. On July 7, 2000, we sold an aggregate of 39,000 coinvestment shares to Robert Nazarian, our Executive Vice President and Chief Financial Officer, at a price of $22.00 per share. We financed 65% of the purchase price of the coinvestment shares through an 8% nonrecourse promissory note secured by the coinvestment shares. We refer you to the section "Executive Compensation—Equity Compensation Plans—Direct Investment Plan—Nonrecourse Promissory Notes" for the terms and conditions of the notes. The coinvestment shares vest according to the vesting schedule set forth in the Direct Investment Plan (see "Executive Compensation—Equity Compensation Plans—Direct Investment Plan—Coinvestment Shares"). The following table illustrates these stock issuances, along with certain information about the loans outstanding during fiscal year 2002:

	Coinvestment shares			Current loan information		Reinvestment shares
Executive	Number of shares	Total purchase price	Purchase price financed	Largest aggregate amount outstanding during fiscal 2002	Amount outstanding as of April 30, 2002	Number of shares	Total purchase price
Robert H. Nazarian(1), Executive Vice President and Chief Financial Officer	39,000	$858,000	$557,700	$627,985	$638,864	—	—
B. Michael James, President—Financial Document Services	60,000	1,260,000	819,000	930,115	946,091	—	—
Mark A. Rossi, President—Strategic Communication Services	62,400	1,310,400	851,760	967,319	983,934	5,714	$120,000
Allen J. McNee, President—Document Management Services	46,800	982,800	638,820	725,490	737,951	—	—
Raymond J. Goodwin, President—Merrill Print Group	27,211	571,480	371,430	421,823	429,068	—	—
Steven J. Machov(2), Vice President, General Counsel and Secretary	57,081	1,200,576	817,024	886,925	902,147	1,100	24,200
Kathleen A. Larkin, Vice President—Human Resources	31,200	655,200	425,880	483,660	491,967	—	—

(1)
Mr. Nazarian purchased these shares from Merrill at a price of $22.00 per share.

(2)
Includes 1,875 coinvestment shares, and 1,100 reinvestment shares transferred to Mr. Machov by his wife upon the termination of her employment with Merrill. These shares were sold to Mrs. Machov at $22.00 per share.

  Sale of Senior Discount Notes to Affiliates

        On January 12, 2001, our subsidiary, Merrill Communications LLC, as a requirement of its amended credit facility, sold Senior Discount Notes to certain of our affiliates. The following table illustrates these note issuances:

Name of Affiliate	Principal amount of notes at maturity	Purchase price
DLJMB Funding II, Inc., a shareholder of Merrill	$16,257,122.11	$6,304,792.24
DLJ First ESC, L.P., a shareholder of Merrill	24,490.73	9,497.93
DLJ ESC II, L.P., a shareholder of Merrill	3,428,702.21	1,329,709.83
John W. Castro, President and Chief Executive Officer	3,754,345.72	1,456,000.00

Total	$23,464,660.77	$9,100,000.00

        During fiscal 2002, DLJMB Funding II, Inc. transferred substantially all of these notes to various DLJ affiliated entities.

DESCRIPTION OF THE CREDIT AGREEMENT

General

        We and Merrill Communications are parties to the Credit Agreement. On Final Effectiveness (as defined below) of the Credit Agreement Amendment, Merrill Communications will have an aggregate revolving credit facility commitment of $15.0 million and outstanding term loans in the principal amount of $168.8 million, after giving effect to the prepayments contemplated by the Credit Agreement Amendment and a $2.0 million principal payment scheduled to be paid July 31, 2002. See also "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity, Capital Resources and Financing Sources."

Initial Effectiveness and Forbearance

        As a condition to the initial effectiveness of the limited forebearance under the Credit Agreement Amendment, Merrill Communications made a prepayment of $3.0 million to be applied pro rata between the term loans in the inverse order of maturity. Merrill Communications also paid an amendment fee to each lender that consented to the Credit Agreement Amendment by June 13, 2002 equal to approximately 0.5% of such lender's outstanding term loan and revolving credit commitment.

        The Credit Agreement Amendment provides that, so long as Merrill Communications continues to make all scheduled principal and interest payments under the Credit Agreement, the lenders thereunder will not, at least until the earlier of August 14, 2002 or the Final Effectiveness (as defined below), exercise their rights and remedies under the Credit Agreement with respect to Merrill Communications' non-compliance with certain covenants in the Credit Agreement.

Final Effectiveness of Credit Agreement Amendment

        The modifications to the Credit Agreement will become effective (such date being referred to the "Final Effectiveness") when each of the following conditions is met, which date must occur on or before August 14, 2002:

            (i)  Merrill Communications will make a prepayment of $17.0 million, to be applied pro rata between the term loans, in the inverse order of maturity;

          (ii)  Merrill Communications will have received a new capital contribution from DLJMB, in the form of additional New Senior Discount Notes, of not less than $18.5 million;

          (iii)  Merrill Communications will have (A) (1) completed the Exchange Offer and (2) received the required consents to the Proposed Amendments under the Consent Solicitation, and (B) completed the Preferred Stock Amendment; and

          (iv)  Merrill Communications will pay an additional amendment fee to each lender that consented to the Credit Agreement Amendment by June 13, 2002 equal to 0.5% of such lender's outstanding term loan and revolving credit commitment.

        Upon Final Effectiveness, the Credit Agreement will be amended, including the following:

  •
  the existing amortization schedule, interest rates and certain financial maintenance covenants will be amended;

  •
  the revolving credit facility portion will be permanently reduced to $15.0 million (and certain other restrictions will be implemented with respect to the revolving credit facility portion);

  •
  during each fiscal year, we will be required to prepay in full and have no outstanding revolving loans or swing line loans for a period of any 30 consecutive days selected by us; and

  •
  the Credit Agreement will mature on June 1, 2005.

        For a full description of the Credit Agreement as amended by the Credit Agreement Amendment upon Final Effectiveness, see "—Material Terms of the Credit Agreement."

Material Terms of the Credit Agreement

        Set forth below are summaries of certain material provisions of the Credit Agreement, as amended by the Credit Agreement Amendment upon Final Effectiveness. Capitalized terms used herein and not defined have the meanings assigned to such terms in the Credit Agreement. A copy of the Credit Agreement together with each amendment thereto is available as set forth under "Available Information."

  Term Loans Amortization

        In addition to the scheduled quarterly repayments of the outstanding term loan principal amounts pursuant to the existing amortization schedules, Merrill Communications will make the following mandatory prepayments: (i) $1.0 million on October 31, 2002, (ii) $0.5 million on January 31, 2003 and (iii) $1.5 million on October 31, 2003.

  Revolving Loan Facility

        The revolving loan facility commitment under the Credit Agreement will be permanently reduced to $15.0 million, with sublimits of $5.0 million for letters of credit and $5.0 million for swing line loans; provided, however, that no revolving loans or swing line loans will be allowed under the revolving loan facility if Merrill Communications has a book balance of more than $10.0 million in cash balances, bank deposits or cash equivalents at the time of such requested loan.

        During each fiscal year, Merrill Communications is required to prepay in full, and have no outstanding, revolving loans or swing line loans for a period of any 30 consecutive days selected by us (the "Clean-Down Obligation").

  Interest Rates

        All outstanding principal amounts of each revolving loan and term loan A shall bear interest at a rate based on LIBOR plus 400 basis points or the Alternate Base Rate plus 275 basis points, as applicable. All outstanding principal amounts of each term loan B shall bear interest at a rate based on LIBOR plus 475 basis points or the Alternate Base Rate plus 350 basis points, as applicable. In the event of an event of default under the Credit Agreement, an interest rate of 200 basis points above the otherwise applicable rate shall apply during the continuance of such event of default.

        In the event that Merrill Communications fails to observe the Clean-Down Obligation, the rate of interest that would otherwise be applicable with respect to the outstanding revolving loans and the swing line loans will be increased by 2.25%, in each case, upon the occurrence and only during the continuance of the failure to observe the Clean-Down Obligation.

  Security

        Indebtedness under the Credit Agreement is secured by perfected first priority liens on all present and future property of Merrill, Merrill Communications and certain other subsidiaries of Merrill Communications. In addition, we have guaranteed the loans under the Credit Agreement.

  Maturity

        Each of the loans under the Credit Agreement matures on June 1, 2005.

  Covenants

        The Credit Agreement contains certain customary covenants, including, without limitation:

  •
  restrictions on the incurrence of indebtedness, capital expenditures, leases, liens and contingent obligations;

  •
  restrictions on mergers, acquisitions, sales of assets, investments and transactions with affiliates;

  •
  restrictions on distributions and dividends to stockholders;

  •
  restrictions on optional redemptions, prepayments and distributions with respect to other debt;

  •
  restrictions on the ability to (1) make payments of interest on subordinated indebtedness (including the New Senior Subordinated Notes) in cash rather than through payment in kind and (2) amend the New Senior Subordinated Notes Indentures to require payment of any amount of interest on the New Senior Subordinated Notes that would otherwise be payable in kind to be made payable only in cash; and

  •
  financial tests, including, among others, those measuring Merrill Communications' debt service coverage ratio and operating income.

  Events of Default

        The Credit Agreement contains customary events of default, including, without limitation:

  •
  the non-payment of principal, interest, fees or other amounts when due under the Credit Agreement;

  •
  certain events of bankruptcy and insolvency;

  •
  certain changes in control and ownership of Merrill;

  •
  failure of any loan or security document supporting the Credit Agreement to be in full force and effect; and

  •
  breach of any representation, warranty or covenant under the Credit Agreement.

  Mandatory Prepayment

        The Credit Agreement contains mandatory prepayment provisions under which Merrill Communications is required (i) within 30 days of receipt of the net proceeds from any asset disposition to prepay the lenders under the Credit Agreement and (ii) to prepay annually an amount equal to 75% of excess cash flow.

        The foregoing summaries are not purported to be complete and are qualified in their entirety by reference to the complete text of the Credit Agreement and the Credit Agreement Amendment.

DESCRIPTION OF THE NEW SENIOR DISCOUNT NOTES

        In January 2001, Merrill Communications issued and sold $23,464,660.77 aggregate principal amount at maturity of 14% Senior Discount Notes due 2008. The Senior Discount Notes are jointly and severally guaranteed by us and all of the guarantors of the Old Senior Subordinated Notes. The Senior Discount Notes were issued at an issue price of $387.82 for each $1,000 principal amount at maturity and accrete at a rate of 14% compounded semiannually.

        In connection with the Restructuring, the Senior Discount Notes and the indenture governing such Senior Discount Notes will be amended by way of a supplemental indenture such that: (i) commencing on the Closing Date, the accretion rate will be reduced to 13% per annum (with a corresponding decrease in the aggregate principal amount at maturity), (ii) the Senior Discount Notes will be expressly subordinated to the Credit Agreement on terms substantially similar to the subordination provisions of the Old Senior Subordinated Notes, (iii) all amendments, modifications and waivers thereunder that require a vote by, or action or approval of, a specified percentage of the Senior Discount Notes will also require the vote by, or action or approval of, an equal percentage (but not more than a majority in principal amount outstanding) of the Class A Senior Subordinated Notes, (iv) the holders of the Senior Discount Notes will vote as a single class with the holders of the Class A Senior Subordinated Notes on any Chapter 11 plan under the United States Bankruptcy Code and (v) the Senior Discount Notes will be renamed the "13% Senior Discount Notes due 2008", or the New Senior Discount Notes. In addition, DLJMB will purchase additional New Senior Discount Notes with net cash proceeds to Merrill Communications of not less than $18.5 million.

        The New Senior Discount Notes will not accrue interest except on overdue payment of principal or interest. The New Senior Discount Notes are redeemable, in whole or in part, at the option of Merrill Communications, at any time, in cash at the redemption prices (expressed as a percentage of the accreted value at the applicable redemption date) set forth below, if redeemed during the twelve month period beginning January 12 of the years indicated below:

Year	Redemption price
Prior to 2005	114.0%
2005	107.0
2006	103.5
2007 and thereafter	100.0

        In addition, holders of the New Senior Discount Notes have the option of requiring Merrill Communications to purchase their New Senior Discount Notes (x) upon the occurrence of (i) a Change of Control (as defined in the indenture relating to the New Senior Discount Notes) and (ii) repayment in full of all obligations under the Credit Agreement and (y) out of the proceeds of certain asset sales.

        The New Senior Discount Notes will contain covenants and events of default that are substantially similar to those contained in the New Senior Subordinated Notes Indentures.

DESCRIPTION OF THE NEW SECURITIES

        The following summary of certain provisions of the New Senior Subordinated Notes and the New Warrants, as well as the instruments governing each, does not purport to be complete and is subject, and is qualified in its entirety by reference, to all the provisions of the New Securities and the instruments governing their terms, including the definitions therein of certain terms. For copies of the instruments governing the New Securities, see "Available Information."

The New Senior Subordinated Notes

  General

        The definitions of some of the terms used in the following summary are set forth below under "—Definitions." For purposes of this summary, the terms "Merrill" and the "Company" refer only to Merrill Corporation and not to any of its subsidiaries. The term "Merrill Communications" refers to our wholly owned subsidiary, Merrill Communications LLC.

        The Class A Senior Subordinated Notes are to be issued under an indenture, to be dated as of the Closing Date (the "Class A Senior Subordinated Notes Indenture"), among Merrill, the Guarantors and HSBC Bank USA, as trustee (the "Class A Senior Subordinated Notes Trustee"). The Class B Senior Subordinated Notes are to be issued under an indenture, to be dated as of the Closing Date (the "Class B Senior Subordinated Notes Indenture" and, together with the Class A Senior Subordinated Notes Indenture, the "New Senior Subordinated Notes Indentures"), among Merrill, the Guarantors and HSBC Bank USA, as trustee (in such capacity, the "Class B Senior Subordinated Notes Trustee," and, together with the Class A Senior Subordinated Notes Trustee, the "Trustees"). Any references herein to a "Trustee" means the Class A Senior Subordinated Notes Trustee or the Class B Senior Subordinated Notes Trustee, as the context may require. All references herein to Class A Senior Subordinated Notes or Class B Senior Subordinated Notes include any PIK Notes that may be issued by Merrill in lieu of cash interest payment pursuant to the terms of the New Senior Subordinated Notes Indentures.

        The following summary of certain provisions of the New Senior Subordinated Notes Indentures does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the New Senior Subordinated Notes Indentures, including the definitions of certain terms therein and those terms made a part thereof by the Trust Indenture Act of 1939, as amended. We urge you to read the New Senior Subordinated Notes Indentures because they, and not this description, define your rights as a holder of the New Senior Subordinated Notes. Copies of the New Senior Subordinated Notes Indentures are available as set forth under "Available Information."

  Brief Description of the New Senior Subordinated Notes and the Subsidiary Guarantees

          The Class A Senior Subordinated Notes

        The Class A Senior Subordinated Notes will:

  •
  be general unsecured obligations of Merrill;

  •
  rank junior in right of payment to all secured indebtedness to the extent of the assets securing that indebtedness;

  •
  rank junior in right of payment to all existing and future Senior Indebtedness of Merrill, including borrowings and guarantees under Merrill Communications' Credit Facility;

  •
  rank equally in right of payment with any future senior subordinated Indebtedness of Merrill, including the guarantee of the New Senior Discount Notes;

  •
  rank senior in right of payment to the Class B Senior Subordinated Notes and the Junior Subordinated Notes;

  •
  rank senior in right of payment to all future subordinated Indebtedness of Merrill; and

  •
  be effectively junior to all liabilities of Merrill's non-guarantor subsidiaries.

        The Class A Senior Subordinated Notes will be unconditionally guaranteed (the "Class A Guarantees") on a senior subordinated basis by our existing Wholly Owned Restricted Subsidiaries that are Domestic Subsidiaries. The Class A Guarantees will:

  •
  be general unsecured obligations of the Guarantors;

  •
  rank junior in right of payment to all existing and future Senior Indebtedness of the Guarantors, including borrowings and guarantees under the Credit Facility;

  •
  rank equally in right of payment with any future senior subordinated Indebtedness of the Guarantors including the New Senior Discount Notes and guarantees of the New Senior Discount Notes;

  •
  rank senior in right of payment to the Class B Guarantees and the guarantees of the Old Senior Subordinated Notes; and

  •
  rank senior in right of payment to any future subordinated Indebtedness of the Guarantors.

          The Class B Senior Subordinated Notes

        The Class B Senior Subordinated Notes will:

  •
  be general unsecured obligations of Merrill;

  •
  rank junior in right of payment to all secured indebtedness to the extent of the assets securing that indebtedness;

  •
  rank junior in right of payment to all existing and future Senior Indebtedness of Merrill, including borrowings and guarantees under Merrill Communications' Credit Facility, the guarantee of the New Senior Discount Notes and the Class A Senior Subordinated Notes;

  •
  rank equally in right of payment with any future senior subordinated Indebtedness of Merrill;

  •
  rank senior in right of payment to the Old Senior Subordinated Notes;

  •
  rank senior in right of payment to all future subordinated Indebtedness of Merrill; and

  •
  be effectively junior to all liabilities of Merrill's non-guarantor subsidiaries.

        The Class B Senior Subordinated Notes will be unconditionally guaranteed (the "Class B Guarantees" and, together with the Class A Guarantees, the "Guarantees") on a senior subordinated basis by our existing Wholly Owned Restricted Subsidiaries that are Domestic Subsidiaries. The Class B Guarantees will:

  •
  be general unsecured obligations of the Guarantors;

  •
  rank junior in right of payment to all existing and future Senior Indebtedness of the Guarantors, including borrowings and guarantees under the Credit Facility, and junior in right of payment to the New Senior Discount Notes, guarantees of the New Senior Discount Notes and the Class A Guarantees;

  •
  rank equally in right of payment with any future senior subordinated Indebtedness of the Guarantors;

  •
  rank senior in right of payment to the guarantees of the Junior Subordinated Notes; and

  •
  rank senior in right of payment to any future subordinated Indebtedness of the Guarantors.

          General

        On a pro forma basis, as of April 30, 2002, Merrill and the Guarantors had outstanding approximately $344.8 million of Senior Indebtedness and our non-guarantor subsidiaries had $4.1 million of outstanding liabilities, including trade payables but excluding intercompany obligations. The New Senior Subordinated Notes Indentures will permit Merrill and its Subsidiaries to incur additional Indebtedness, including Senior Indebtedness, in the future. See "Risk Factors—Risks Associated with the New Securities—We may incur additional indebtedness ranking equal to the Class B Subordinated Notes or the guarantees thereof" and "—Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock."

        As of the date of the New Senior Subordinated Notes Indentures, all of our Subsidiaries except Document.com, Inc. and Cetara Corporation will be Restricted Subsidiaries. These two subsidiaries accounted for less than 1.0% of our net revenue for the three months ended April 30, 2002 and assets as of April 30, 2002. So long as we satisfy the conditions described in the definition of "Unrestricted Subsidiary," we will be permitted to designate current or future Subsidiaries as "Unrestricted" Subsidiaries." Unrestricted Subsidiaries are not subject to the restrictive covenants included in the New Senior Subordinated Notes Indentures and do not guarantee the New Senior Subordinated Notes.

  Principal, Maturity and Interest

  •
  The Class A Senior Subordinated Notes will initially be limited in aggregate principal amount to $25.0 million.

  •
  The Class B Senior Subordinated Notes will initially be limited to the aggregate principal amount required to consummate the Restructuring.

  •
  The New Senior Subordinated Notes will mature on May 1, 2009.

  •
  Interest on the New Senior Subordinated Notes will accrue at the rate of 12.0% per year and will be paid in cash; provided, however, that Merrill may, at its option, in lieu of the payment of any portion of interest in cash, issue additional Class A Senior Subordinated Notes or Class B Senior Subordinated Notes, as applicable (referred to herein as the "Class A PIK Notes" and the "Class B PIK Notes", respectively, and, collectively, as the "PIK Notes") in a principal amount equal to such amount of cash interest not paid on such interest payment date; provided further that interest payments in the form of PIK Notes will be made only (i) to the extent that EBITDA for Merrill's most recently ended four fiscal quarters for which financial statements are available immediately preceding such interest payment date (which will be through April 30th in the case of a June 30th interest payment date and through October 31st in the case of the December 31st interest payment date) is less than $65.0 million and (ii) in accordance with the interest payment method provisions specified below opposite the EBITDA for those most recently ended four fiscal quarters:

EBITDA	Interest Payment Method
>= $65 million	12% (cash only)
>= $60 million, < $65 million	13% (up to 7 percentage points may be paid in the form of PIK Notes; with the remainder paid in cash)
< $60 million	13% (up to 9 percentage points may be paid in the form of PIK Notes; with the remainder paid in cash)

        The Credit Agreement Amendment will require that we issue PIK Notes to the maximum extent allowed under the New Senior Subordinated Notes Indentures. See "Risk Factors—Risks Associated with the New Securities—We may be unable to pay interest entirely in cash on the New Senior Subordinated Notes."

  •
  We will pay interest semi-annually on the New Senior Subordinated Notes in arrears on June 30 and December 31, commencing on December 31, 2002, to holders of record on the immediately preceding June 15 and December 15.

  •
  In addition to the scheduled interest on the New Senior Subordinated Notes for the period from the Closing Date to December 31, 2002, which is payable on December 31, 2002, a special payment equal to the interest that was due on exchanged Old Senior Subordinated Notes for the period from November 2, 2001 to May 1, 2002 and interest accrued on exchanged Old Senior Subordinated Notes from May 2, 2002 up to, but not including, the Closing Date (such amounts being collectively referred to as the "Special Interest Amount") will be paid to holders of the New Senior Subordinated Notes. Assuming the Closing Date occurs on August 14, 2002, the Special Interest Amount would equal $94.33 per $1,000 aggregate principal amount of exchanged Old Senior Subordinated Notes. Each holder of record of New Senior Subordinated Notes on December 15, 2002 will receive, on December 31, 2002, a special payment in cash or, at our option in certain circumstances, partly through the issuance of PIK Notes as provided above, equal to the product of (x) the aggregate amount of such Special Interest Amount on account of all Old Senior Subordinated Notes exchanged in connection with the Restructuring and (y) a ratio, the numerator of which is the aggregate principal amount of New Senior Subordinated Notes (both Class A Senior Subordinated Notes and Class B Senior Subordinated Notes) held of record by such holder of New Senior Subordinated Notes on such record date and the denominator of which is the total principal amount of New Senior Subordinated Notes (both Class A Senior Subordinated Notes and Class B Senior Subordinated Notes) issued on the Closing Date.

  •
  Interest on the New Senior Subordinated Notes will be computed on the basis of a 360-day year consisting of twelve 30-day months.

        Each issuance of PIK Notes in lieu of any portion of interest in cash on the New Senior Subordinated Notes will be made pro rata with respect to the outstanding Class A Senior Subordinated Notes or Class B Senior Subordinated Notes, as applicable.

        We will pay principal of, premium, if any, and interest on the New Senior Subordinated Notes:

  •
  at the office or agency we maintain for that purpose within the City and State of New York;

  •
  or, at our option, by check mailed to the holders of the New Senior Subordinated Notes at their respective addresses set forth in the register of holders of New Senior Subordinated Notes;

  •
  however, all payments with respect to New Senior Subordinated Notes represented by one or more permanent Global Notes will be paid by wire transfer of immediately available funds to the account of The Depository Trust Company, New York, New York ("DTC") or any successor thereto.

        Until we designate another office or agency, our office or agency in New York will be the office of the Trustee maintained for that purpose.

        Subject to the covenants described below, we may issue additional notes under the New Senior Subordinated Notes Indentures having the same terms in all respects as the New Senior Subordinated Notes, or similar in all respects except for the payment of interest on the New Senior Subordinated Notes (1) scheduled and paid prior to the date of issuance of those additional notes or (2) payable on the first interest payment date following that date of issuance. The New Senior Subordinated Notes and any additional notes would be treated as a single class for all purposes under the New Senior Subordinated Indentures.

  Series B Warrants

        Upon the issuance of PIK Notes in lieu of cash interest payments, we will also issue to holders of outstanding New Senior Subordinated Notes, Series B Warrants, with each Series B Warrant entitling the holder thereof to purchase one share of our Class B common stock. See "—The New Warrants—The Series B Warrants."

  Subordination

        The payment of Subordinated Note Obligations will be subordinated in right of payment, as set forth in the New Senior Subordinated Notes Indentures, to the prior payment in full in cash or Cash Equivalents of all Senior Indebtedness, whether outstanding on the date of the New Senior Subordinated Notes Indentures, or thereafter incurred.

        Upon any distribution to creditors of Merrill in a liquidation or dissolution of Merrill or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to Merrill or its property, an assignment for the benefit of creditors or any marshaling of Merrill's assets and liabilities,

  (1)
  the holders of Senior Indebtedness will be entitled to receive payment in full in cash or Cash Equivalents of all Obligations due in respect of such Senior Indebtedness, including interest after the commencement of any such proceeding whether or not allowable as a claim in any such proceeding at the rate specified in the applicable Senior Indebtedness, before the holders of New Senior Subordinated Notes will be entitled to receive any payment with respect to the Subordinated Note Obligations, and

  (2)
  until all Obligations with respect to Senior Indebtedness are paid in full in cash or Cash Equivalents, any distribution to which the holders of New Senior Subordinated Notes would be entitled shall be made to the holders of Senior Indebtedness.

        However, holders of New Senior Subordinated Notes may receive and retain Permitted Junior Securities and payments made from the trust described under "—Legal Defeasance and Covenant Defeasance."

        Merrill also may not make any payment upon or in respect of the Subordinated Note Obligations, except in Permitted Junior Securities or from the trust described under "—Legal Defeasance and Covenant Defeasance," until all Obligations with respect to Senior Indebtedness have been paid in full in cash or Cash Equivalents if:

  (1)
  a default in the payment of the principal (including reimbursement obligations in respect of letters of credit) of, premium, if any, or interest on or commitment, letter of credit or administrative fees relating to, Designated Senior Indebtedness occurs and is continuing beyond any applicable period of grace; or

  (2)
  any other default occurs and is continuing with respect to Designated Senior Indebtedness that permits holders of the Designated Senior Indebtedness as to which that default relates to accelerate its maturity and the trustee receives a notice of that default (a "Payment Blockage Notice") from Merrill or the holders of any Designated Senior Indebtedness.

Payments on the New Senior Subordinated Notes may and shall be resumed:

  (1)
  in the case of a payment default, upon the date on which that default is cured or waived; and

  (2)
  in case of a nonpayment default, the earlier of the date on which that nonpayment default is cured or waived or 179 days after the date on which the applicable Payment Blockage Notice is received, unless a payment default on Designated Senior Indebtedness then exists.

        No new period of payment blockage may be commenced unless and until 360 days have elapsed since the effectiveness of the immediately prior Payment Blockage Notice. No nonpayment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the Trustee shall be, or be made, the basis for a subsequent Payment Blockage Notice unless that default shall have been waived or cured for a period of not less than 90 days.

        "Designated Senior Indebtedness" means:

  (1)
  any Indebtedness outstanding under the Credit Facility; and

  (2)
  any other Senior Indebtedness permitted under the New Senior Subordinated Notes Indentures the principal amount of which is $25.0 million or more and that has been designated by Merrill in writing to the Trustee as "Designated Senior Indebtedness."

        "Permitted Junior Securities" means Equity Interests in Merrill or unsecured debt securities of Merrill that are subordinated to all Senior Indebtedness (and any debt securities issued in exchange for Senior Indebtedness) to substantially the same extent as, or to a greater extent than, the Class A Senior Subordinated Notes or the Class B Senior Subordinated Notes, as applicable, are subordinated to Senior Indebtedness that has a final maturity date and a Weighted Average Life to Maturity which is at least six months greater than the final maturity of the Senior Indebtedness (and any debt securities issued in exchange for Senior Indebtedness).

        "Senior Indebtedness" under the Class A Senior Subordinated Notes Indenture means, with respect to any Person:

  (1)
  all Obligations of that Person outstanding under the Credit Facility and all Hedging Obligations payable to a lender or an Affiliate thereof or to a Person that was a lender or an Affiliate thereof at the time the contract was entered into under the Credit Facility or any of its Affiliates, including, without limitation, interest accruing subsequent to the filing of, or which would have accrued but for the filing of, a petition for bankruptcy, whether or not that interest is an allowable claim in that bankruptcy proceeding;

  (2)
  any other Indebtedness, unless the instrument under which that Indebtedness is incurred expressly provides that it is subordinated in right of payment to any other Senior Indebtedness of that Person; and

  (3)
  all Obligations with respect to the foregoing.

        "Senior Indebtedness" under the Class B Senior Subordinated Notes Indenture means, with respect to any Person:

  (1)
  all Obligations of that Person outstanding under the Credit Facility and all Hedging Obligations payable to a lender or an Affiliate thereof or to a Person that was a lender or an Affiliate thereof at the time the contract was entered into under the Credit Facility or any of its Affiliates, including, without limitation, interest accruing subsequent to the filing of, or which would have accrued but for the filing of, a petition for bankruptcy, whether or not that interest is an allowable claim in that bankruptcy proceeding;

  (2)
  the New Senior Discount Notes, the Class A Senior Subordinated Notes and the guarantees thereof and any other Indebtedness, unless the instrument under which that other Indebtedness is incurred expressly provides that it is subordinated in right of payment to any other Senior Indebtedness of that Person; and

  (3)
  all Obligations with respect to the foregoing.

Notwithstanding anything to the contrary in the foregoing, Senior Indebtedness under the New Senior Subordinated Notes Indentures will not include:

  (a)
  any liability for federal, state, local or other taxes;

  (b)
  any Indebtedness of that Person, other than pursuant to the Credit Facility to any of its Subsidiaries;

  (c)
  any trade payables; or

  (d)
  any Indebtedness that is incurred in violation of the New Senior Subordinated Notes Indentures.

        "Subordinated Note Obligations" means all Obligations with respect to the Class A Senior Subordinated Notes or the Class B Senior Subordinated Notes, as applicable, including, without limitation, principal, premium, if any, and interest payable pursuant to the terms of the Class A Senior Subordinated Notes or the Class B Senior Subordinated Notes (including upon the acceleration or redemption thereof), as applicable, together with and including any amounts received or receivable upon the exercise of rights of rescission or other rights of action, including claims for damages, or otherwise.

        We will promptly notify holders of Senior Indebtedness if payment of the New Senior Subordinated Notes is accelerated because of an Event of Default.

        As a result of the subordination provisions described above, in the event of a liquidation or insolvency, holders of New Senior Subordinated Notes may recover less ratably than creditors of Merrill who are holders of Senior Indebtedness. See "Risk Factors—Risks Associated with the New Securities—Because the New Senior Subordinated Notes and guarantees will rank behind our and the subsidiary guarantors' secured and senior indebtedness, respectively, holders of New Senior Subordinated Notes may receive proportionately less than holders of our secured and senior debt in a bankruptcy, liquidation, reorganization or similar proceeding."

  Guarantees

        Our payment obligations under the New Senior Subordinated Notes will be jointly and severally guaranteed by the Guarantors. The Guarantee of each Guarantor will be subordinated to the prior payment in full in cash or cash equivalents of all Senior Indebtedness of that Guarantor, including that Guarantor's borrowings under, or guarantee of, the Credit Facility and, in the case of the Class B Guarantees, the New Senior Discount Notes, the guarantees of the New Senior Discount Notes by the subsidiaries of Merrill Communications and the Class A Guarantees to the same extent that the Class A Senior Subordinated Notes or the Class B Senior Subordinated Notes, as applicable, are subordinated to Senior Indebtedness of Merrill. The obligations of each Guarantor under its Guarantee will be limited so as not to constitute a fraudulent conveyance under applicable law. See "Risk Factors—Risks Associated with the New Securities—Federal and state statutes allow courts, under specific circumstances, to void guarantees and require holders to return payments received from guarantors."

        No Guarantor may consolidate with or merge with or into another Person or entity, whether or not the Guarantor is the surviving Person, unless:

  (1)
  subject to the provisions of the following paragraph, the Person formed by or surviving any such consolidation or merger, if other than Merrill or the Guarantor, unconditionally assumes all the obligations of the Guarantor pursuant to a supplemental indenture in form and substance reasonably satisfactory to the Trustee; and

  (2)
  immediately after giving effect to such transaction, no Default or Event of Default exists.

        In the event of:

  •
  a sale or other disposition of all or substantially all of the assets of a Guarantor, by way of merger, consolidation or otherwise, if the Guarantor applies the Net Proceeds of that sale in accordance with the "Asset Sale" provisions of such New Senior Subordinated Notes Indenture;

  •
  a sale or other disposition of all of the capital stock of a Guarantor, if the Net Proceeds of that sale are applied in accordance with the "Asset Sale" provisions of such New Senior Subordinated Notes Indenture; or

  •
  the designation of any Restricted Subsidiary that is a Guarantor as an Unrestricted Subsidiary in accordance with the terms of such New Senior Subordinated Notes Indenture,

that Guarantor will be released and relieved of any obligations under its Guarantee.

  Optional Redemption

        Except as provided below, the New Senior Subordinated Notes will not be redeemable at Merrill's option prior to November 1, 2004. Thereafter, the New Senior Subordinated Notes will be subject to redemption at any time at the option of Merrill, in whole or in part, upon not less than 30 nor more than 60 days' notice, in cash at the redemption prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest, if any, thereon to the applicable redemption date, if redeemed during the twelve-month period beginning on November 1 of the years indicated below:

Year	Percentage
2004	106.0%
2005	104.0%
2006	102.0%
2007 and thereafter	100.0%

        Notwithstanding the foregoing, on or prior to November 1, 2002, Merrill may redeem up to 35.0% of the aggregate principal amount of Class A Senior Subordinated Notes or Class B Senior Subordinated Notes outstanding under each New Senior Subordinated Notes Indenture in cash at a redemption price of 112.0% of the principal amount thereof, plus accrued and unpaid interest thereon to the redemption date, with the net cash proceeds of one or more Public Equity Offerings; provided that:

  (1)
  at least 65.0% of the aggregate principal amount of the Class A Senior Subordinated Notes or the Class B Senior Subordinated Notes, as applicable, issued under the applicable New Senior Subordinated Notes Indenture remains outstanding immediately after the occurrence of the redemption; and

  (2)
  the redemption shall occur within 90 days of the date of the closing of any such Public Equity Offering.

  Selection and Notice

        If less than all of the Class A Senior Subordinated Notes or Class B Senior Subordinated Notes are to be redeemed at any time, the Trustee will select the Class A Senior Subordinated Notes or Class B Senior Subordinated Notes, as applicable, for redemption as follows:

  (1)
  in compliance with the requirements of the principal national securities exchange, if any, on which such New Senior Subordinated Notes are listed; or

  (2)
  if such New Senior Subordinated Notes are not so listed, on a pro rata basis, by lot or by another method the Trustee considers fair and appropriate.

        Notices of redemption shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of New Senior Subordinated Notes to be redeemed at its registered address. Notices of redemption may not be conditional.

        If any New Senior Subordinated Note is to be redeemed in part only, the notice of redemption that relates to that New Senior Subordinated Note shall state the portion of the principal amount thereof to be redeemed. A New Senior Subordinated Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original New Senior Subordinated Note. New Senior Subordinated Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on New Senior Subordinated Notes or portions of them called for redemption.

  Mandatory Redemption

        Except as set forth below under the heading "Repurchase at the Option of Holders," Merrill is not required to make mandatory redemption of, or sinking fund payments with respect to, the New Senior Subordinated Notes.

  Repurchase at the Option of Holders

    Change of Control

        Upon the occurrence of a Change of Control, each holder of New Senior Subordinated Notes will have the right to require Merrill to repurchase all or any part of that holder's New Senior Subordinated Notes pursuant to the offer described below (the "Change of Control Offer") at an offer price in cash equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon to the date of repurchase (the "Change of Control Payment"). Within 90 days following any Change of Control, Merrill will, or will cause the Trustee to, mail a notice to each holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase New Senior Subordinated Notes on the date specified in that notice, which date shall be no earlier than 30 days and no later than 60 days from the date that notice is mailed (the "Change of Control Payment Date"), pursuant to the procedures required by the New Senior Subordinated Notes Indentures and described in that notice. Merrill will comply with the requirements of Rule 14e-1 under the Securities Exchange Act of 1934, as amended, and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the New Senior Subordinated Notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the New Senior Subordinated Notes Indentures relating to a Change of Control Offer, Merrill will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations described in the New Senior Subordinated Notes Indentures by virtue thereof.

        On the Change of Control Payment Date, Merrill will, to the extent lawful:

  (1)
  accept for payment all New Senior Subordinated Notes or portions thereof properly tendered pursuant to the Change of Control Offer;

  (2)
  deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all New Senior Subordinated Notes or portions thereof so tendered; and

  (3)
  deliver or cause to be delivered to the Trustee the New Senior Subordinated Notes so accepted together with an Officers' Certificate stating the aggregate principal amount of New Senior Subordinated Notes or portions thereof being purchased by Merrill.

        The Paying Agent will promptly mail to each holder of New Senior Subordinated Notes so tendered the Change of Control Payment for that holder's New Senior Subordinated Notes, and the Trustee will promptly authenticate and mail or cause to be transferred by book-entry to each holder a new New Senior Subordinated Note equal in principal amount to any unpurchased portion of the New Senior Subordinated Notes surrendered, if any.

        The New Senior Subordinated Notes Indentures will provide that, prior to complying with the provisions of this covenant, but in any event within 90 days following a Change of Control, Merrill will either repay all outstanding Senior Indebtedness or obtain the requisite consents, if any, under all agreements governing outstanding Senior Indebtedness to permit the repurchase of New Senior Subordinated Notes required by this covenant. The New Senior Subordinated Notes Indentures require Merrill to publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

        The Change of Control provisions described above will be applicable whether or not any other provisions of the New Senior Subordinated Notes Indentures are applicable. Except as described above with respect to a Change of Control, the New Senior Subordinated Notes Indentures do not contain provisions that permit the holders of the New Senior Subordinated Notes to require that Merrill repurchase or redeem the New Senior Subordinated Notes in the event of a takeover, recapitalization or similar transaction.

        The Credit Facility prohibits Merrill from purchasing any New Senior Subordinated Notes and also provides that certain change of control events, which may include events not otherwise constituting a Change of Control under the New Senior Subordinated Notes Indentures, with respect to Merrill would constitute a default thereunder. Similarly, the indenture relating to the New Senior Discount Notes prohibits Merrill from purchasing any Class B Senior Subordinated Notes. Any future credit agreements or other agreements relating to Senior Indebtedness to which Merrill becomes a party may contain similar restrictions and provisions. In the event a Change of Control occurs at a time when Merrill is prohibited from purchasing New Senior Subordinated Notes, Merrill could seek the consent of its lenders and, in the case of the Class B Senior Subordinated Notes, holders of New Senior Discount Notes, to the purchase of New Senior Subordinated Notes or could attempt to refinance the borrowings that contain that prohibition. If Merrill does not obtain such a consent or repay those borrowings, Merrill will remain prohibited from purchasing New Senior Subordinated Notes. In that case, Merrill's failure to purchase tendered New Senior Subordinated Notes would constitute an Event of Default under the New Senior Subordinated Notes Indentures, which would, in turn, constitute a default under the Credit Facility and the New Senior Discount Notes. In those circumstances, the subordination provisions in the New Senior Subordinated Notes Indentures would likely restrict payments to the holders of New Senior Subordinated Notes.

        Merrill will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the New Senior Subordinated Notes Indentures applicable to a Change of Control Offer made by Merrill and purchases all New Senior Subordinated Notes validly tendered and not withdrawn under that Change of Control Offer.

        "Change of Control" means the occurrence of any of the following:

  (1)
  the sale, lease, transfer, conveyance or other disposition, other than by way of merger or consolidation, in one or a series of related transactions, of all or substantially all of the assets of Merrill and its Subsidiaries, taken as a whole, to any "person" or "group" (as those terms are used in Section 13(d) of the Exchange Act), other than the Principals and their Related Parties;

  (2)
  the adoption of a plan for the liquidation or dissolution of Merrill;

  (3)
  the consummation of any transaction, including, without limitation, any merger or consolidation, the result of which is that any "person" or "group" (as those terms are used in Section 13(d) of the Exchange Act), other than the Principals and their Related Parties, becomes the "beneficial owner" (as that term is defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act), directly or indirectly through one or more intermediaries, of 50% or more of the voting power of the outstanding voting stock of Merrill; or

  (4)
  the first day on which a majority of the members of the board of directors of Merrill are not Continuing Members.

        The definition of Change of Control includes a phrase relating to the sale, lease, transfer, conveyance or other disposition of "all or substantially all" of the assets of Merrill and its Subsidiaries taken as a whole. Although there is a developing body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of New Senior Subordinated Notes to require Merrill to repurchase New Senior Subordinated Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of Merrill and its Subsidiaries taken as a whole to another Person or group may be uncertain.

        "Continuing Members" means, as of any date of determination, any member of the board of directors of Merrill who:

  (1)
  was a member of Merrill's board of directors on the date of the New Senior Subordinated Notes Indentures; or

  (2)
  was nominated for election or elected to Merrill's board of directors with the approval of, or whose election to the board of directors was ratified by, at least a majority of the Continuing Members who were members of Merrill's board of directors at the time of that nomination or election or was proposed by DLJ Merchant Banking Funds.

    Asset Sales

        The New Senior Subordinated Notes Indentures will provide that Merrill will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

  (1)
  Merrill or the Restricted Subsidiary, as the case may be, receives consideration at the time of that Asset Sale at least equal to the fair market value (evidenced by a resolution of the board of directors set forth in an Officers' Certificate delivered to the Trustee) of the assets or Equity Interests issued or sold or otherwise disposed of; and

  (2)
  at least 90% of the consideration therefor received by Merrill or the Restricted Subsidiary is in the form of:

  (i)
  cash; or

  (ii)
  property or assets that are used or useful in a Permitted Business, or the Capital Stock of any Person engaged in a Permitted Business if, as a result of the acquisition by Merrill or any Restricted Subsidiary thereof, such Person becomes a Restricted Subsidiary.

  For the purposes of this provision, each of the following shall be deemed to be cash:

    (i)
    any liabilities, as shown on Merrill's or the Restricted Subsidiary's most recent balance sheet, of Merrill or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the Class A Senior Subordinated Notes or the Class B Senior Subordinated Notes, as applicable, or any guarantee thereof) that are assumed by the transferee of any such assets pursuant to a customary novation agreement that releases Merrill or the Restricted Subsidiary from further liability; and

    (ii)
    any securities, notes or other obligations received by Merrill or the Restricted Subsidiary from the transferee that are converted by Merrill or the Restricted Subsidiary into cash or Cash Equivalents within 180 days of their receipt by Merrill or the Restricted Subsidiary, but only to the extent of the cash or Cash Equivalents received.

        The 90% limitation referred to in clause (2) above will not apply to any Asset Sale in which the cash or Cash Equivalents portion of the consideration received therefrom, determined in accordance with subclauses (i) and (ii) above, is equal to or greater than what the total after-tax proceeds of such Asset Sale would have been had that Asset Sale complied with the aforementioned 90% limitation.

        Within 180 days after the receipt of any Net Proceeds from an Asset Sale, Merrill or the Restricted Subsidiary, as the case may be, may apply the Net Proceeds to:

  (1)
  repay or purchase Senior Indebtedness; or

  (2)
  invest in property, make a capital expenditure or acquire assets that are used or useful in a Permitted Business, or acquire Capital Stock of any Person primarily engaged in a Permitted Business if:

  (i)
  as a result of the acquisition by Merrill or any Restricted Subsidiary thereof, such Person becomes a Restricted Subsidiary; or

  (ii)
  the Investment in such Capital Stock is permitted by clause (6) of the definition of Permitted Investments.

        Pending the final application of any Net Proceeds, Merrill may temporarily reduce Indebtedness or otherwise invest those Net Proceeds in any manner that is not prohibited by the New Senior Subordinated Notes Indentures.

        Any Net Proceeds from Asset Sales that are not applied or invested as provided in the next preceding paragraph will be deemed to constitute "Excess Proceeds." When the aggregate amount of Excess Proceeds exceeds $5.0 million, Merrill will be required to make an offer to all holders of Class A Senior Subordinated Notes or Class B Senior Subordinated Notes, as applicable (an "Asset Sale Offer"), to purchase the maximum principal amount of New Senior Subordinated Notes that may be purchased out of the Excess Proceeds, at an offer price in cash in an amount equal to 100% of the principal amount thereof, plus accrued and unpaid interest thereon to the date of purchase, in accordance with the procedures set forth in such New Senior Subordinated Notes Indenture.

        To the extent that any Excess Proceeds remain after consummation of an Asset Sale Offer, Merrill may use those Excess Proceeds for any purpose not otherwise prohibited by the New Senior Subordinated Notes Indentures. If the aggregate principal amount of New Senior Subordinated Notes surrendered by holders thereof in connection with an Asset Sale Offer exceeds the amount of Excess Proceeds, the Trustee shall select the New Senior Subordinated Notes to be purchased on a pro rata basis. Upon completion of an offer to purchase, the amount of Excess Proceeds shall be reset at zero.

        Merrill will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the New Senior Subordinated Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the New Senior Subordinated Notes Indentures relating to an Asset Sale Offer, Merrill will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations described in the New Senior Subordinated Notes Indentures by virtue thereof.

  Board Representation

        Pursuant to a voting agreement among Merrill, the Class B Senior Subordinated Notes Trustee and a majority of our shareholders to be dated as of the Closing Date, as long as the Class B Senior Subordinated Notes Indenture has not been amended to require that all interest payments be made only in cash, (1) the shareholders party to this voting agreement will agree to elect one nominee of the holders of a majority of the aggregate principal amount of the Class B Senior Subordinated Notes outstanding to Merrill's board of directors and (2) Merrill will agree to elect for one nominee of the holders of a majority of the aggregate principal amount of the Class B Senior Subordinated Notes outstanding to the board of directors of Merrill Communications; provided, in each case, that (x) such members will be reasonably acceptable to a majority of the other members of such boards of directors and (y) the holders of the Class B Senior Subordinated Notes will have no right to prevent Merrill Communications or Merrill from increasing or otherwise altering the size of their boards of directors.

  Covenants

    Restricted Payments

        The New Senior Subordinated Notes Indentures will provide that Merrill will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

  (1)
  declare or pay any dividend or make any other payment or distribution on account of Merrill's or any of its Restricted Subsidiaries' Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving Merrill or any of its Subsidiaries) other than:

  (a)
  dividends or distributions payable in Equity Interests other than Disqualified Stock of Merrill; or

  (b)
  dividends or distributions payable to Merrill or any Wholly Owned Restricted Subsidiary of Merrill;

  (2)
  purchase, redeem or otherwise acquire or retire for value (including, without limitation, any payment in connection with any merger or consolidation involving Merrill or any of its Subsidiaries) any Equity Interests of Merrill, any direct or indirect parent of Merrill or any other Affiliate of Merrill (other than any such Equity Interests owned by Merrill or any Wholly Owned Restricted Subsidiary of Merrill);

  (3)
  make any principal payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value, any Indebtedness of Merrill Communications that is pari passu with or subordinated in right of payment to the Class A Senior Subordinated Notes or the Class B Senior Subordinated Notes, as applicable (other than such New Senior Subordinated Notes), except in accordance with the mandatory redemption or repayment provisions set forth in the original documentation governing such Indebtedness (but not pursuant to any mandatory offer to repurchase upon the occurrence of any event);

  (4)
  make any Restricted Investment; or

  (5)
  until such time as such New Senior Subordinated Notes Indenture has been amended to require that all interest payments on the Class A Senior Subordinated Notes or the Class B Senior Subordinated Notes, as applicable, be made only in cash, make any principal payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value, any New Senior Discount Notes prior to the maturity thereof (a "Senior Discount Note Restricted Payment");

  (all payments and other actions set forth in clauses (1) through (5) above being collectively referred to as "Restricted Payments"), unless, in the case of clauses (1) through (4) above, at the time of and after giving effect to that Restricted Payment:

  (1)
  no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof;

  (2)
  Merrill would, immediately after giving pro forma effect thereto as if that Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described under the caption "—Incurrence of Indebtedness and Issuance of Preferred Stock"; and

  (3)
  such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by Merrill and its Restricted Subsidiaries after the date of such New Senior Subordinated Notes Indenture (excluding Restricted Payments permitted by clauses (a) (to the extent that the declaration of any dividend referred to therein reduces amounts available for Restricted Payments pursuant to this clause (3)), (b) through (e) and (h) of the next succeeding paragraph) is less than the sum, without duplication, of:

  (A)
  15% of the Consolidated Net Income of Merrill for the period (taken as one accounting period) from the beginning of the first fiscal quarter commencing after the date of such New Senior Subordinated Notes Indenture to the end of Merrill's most recently ended fiscal quarter for which internal financial statements are available at the time of that Restricted Payment (or, if Consolidated Net Income for that period is a deficit, less 100% of the deficit); plus

  (B)
  100% of aggregate net cash proceeds received by Merrill after the date of such New Senior Subordinated Notes Indenture from contributions to Merrill's common equity capital or from the issue or sale after the date of such New Senior Subordinated Notes Indenture of Equity Interests of Merrill or of Disqualified Stock or convertible debt securities of Merrill to the extent that they have been converted into those Equity Interests, other than:

  (i)
  Equity Interests, Disqualified Stock or convertible debt securities sold to a Subsidiary of Merrill; and

  (ii)
  Disqualified Stock or convertible debt securities that have been converted into Disqualified Stock; plus

  (C)
  to the extent that any Restricted Investment that was made after the date of such New Senior Subordinated Notes Indenture is sold for cash or otherwise liquidated or repaid for cash, the cash return of capital with respect to such Restricted Investment (less the cost of disposition, if any).

        The foregoing provisions will not prohibit:

  (a)
  the payment of any dividend within 60 days after the date of declaration thereof, if at said date of declaration, the payment would have complied with the provisions of such New Senior Subordinated Notes Indenture;

  (b)
  the redemption, repurchase, retirement, defeasance or other acquisition of any Indebtedness of Merrill that is pari passu or subordinate to the Class A Senior Subordinated Notes or the Class B Senior Subordinated Notes, as applicable, or any Equity Interests of Merrill in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Subsidiary of Merrill) of, other Equity Interests of Merrill (other than any Disqualified Stock), provided that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement, defeasance or other acquisition shall be excluded from clause (3)(B) of the preceding paragraph;

  (c)
  the defeasance, redemption, repurchase, retirement or other acquisition of any Indebtedness of Merrill that is pari passu or subordinate to the Class A Senior Subordinated Notes or the Class B Senior Subordinated Notes, as applicable, with the net cash proceeds from an incurrence of, or in exchange for, Permitted Refinancing Indebtedness;

  (d)
  the payment of dividends by a Restricted Subsidiary on any class of common stock of that Restricted Subsidiary if: (i) that dividend is paid pro rata to all holders of that class of common stock and (ii) at least a majority of that class of common stock is held by Merrill or one or more of its Restricted Subsidiaries;

  (e)
  the repurchase of any class of common stock of a Restricted Subsidiary if: (i) that repurchase is made pro rata with respect to that class of common stock; and (ii) at least a majority of that class of common stock is held by Merrill or one or more of its Restricted Subsidiaries;

  (f)
  any other Restricted Investment (other than a Senior Discount Note Restricted Payment) made in a Permitted Business which, together with all other Restricted Investments made pursuant to this clause (f) since the date of such New Senior Subordinated Notes Indenture, does not exceed $5.0 million (in each case, after giving effect to all subsequent reductions in the amount of any Restricted Investment made pursuant to this clause (f), either as a result of (i) the repayment or disposition thereof for cash or (ii) the redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary (valued, proportionate to Merrill's equity interest in that Subsidiary at the time of that redesignation, at the fair market value of the net assets of that Subsidiary at the time of that redesignation), in the case of clauses (i) and (ii), not to exceed the amount of the Restricted Investment previously made pursuant to this clause (f)); provided that no Default or Event of Default shall have occurred and be continuing immediately after making that Restricted Investment;

  (g)
  any other Restricted Payment (other than a Senior Discount Note Restricted Payment) which, together with all other Restricted Payments made pursuant to this clause (g) since the date of such New Senior Subordinated Notes Indenture, does not exceed $5.0 million (in each case, after giving effect to all subsequent reductions in the amount of any Restricted Payment made pursuant to this clause (g) either as a result of (i) the repayment or disposition thereof for cash or (ii) the redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary valued (proportionate to Merrill's equity interest in such Subsidiary at the time of such redesignation) at the fair market value of the net assets of such Subsidiary at the time of such redesignation), in the case of clauses (i) and (ii), not to exceed the amount of such Restricted Investment previously made pursuant to this clause (g); provided that no Default or Event of Default shall have occurred and be continuing immediately after making such Restricted Payment; and

  (h)
  distributions or payments of Receivables Fees.

          The board of directors of Merrill may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if that designation would not cause a Default. For purposes of making that designation, all outstanding Investments by Merrill and its Restricted Subsidiaries (except to the extent repaid in cash) in the Subsidiary so designated will be deemed to be Restricted Payments at the time of that designation and will reduce the amount available for Restricted Payments under the first paragraph of this covenant. All such outstanding Investments will be deemed to constitute Restricted Investments in an amount equal to the greater of:

    (1)
    the net book value of those Investments at the time of that designation; and

    (2)
    the fair market value of those Investments at the time of that designation.

          Such designation will only be permitted if that Restricted Investment would be permitted at that time and if that Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary.

          The amount of all Restricted Payments (other than cash) shall be the fair market value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by Merrill or that Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment.

          The fair market value of any non-cash Restricted Payment shall be determined by the board of directors of Merrill whose resolution with respect thereto shall be delivered to the Trustee.

          Not later than the date of making any Restricted Payment, Merrill shall deliver to the Trustee an Officers' Certificate stating that the Restricted Payment is permitted and setting forth the basis upon which the calculations required by the covenant "Restricted Payments" were computed.

    Incurrence of Indebtedness and Issuance of Preferred Stock

        The New Senior Subordinated Notes Indentures will provide that:

  (1)
  Merrill will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise (collectively, "incur", which term shall exclude the amortization of debt discount or the accretion of principal with respect to a non-interest bearing or other discount security), with respect to any Indebtedness (including Acquired Indebtedness);

  (2)
  Merrill will not, and will not permit any of its Restricted Subsidiaries to, issue any shares of Disqualified Stock; and

  (3)
  Merrill will not permit any of its Restricted Subsidiaries to issue any shares of preferred stock;

  provided that Merrill or any Restricted Subsidiary may incur Indebtedness, including Acquired Indebtedness, or issue shares of Disqualified Stock if the Fixed Charge Coverage Ratio for Merrill's most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which that additional Indebtedness is incurred or that Disqualified Stock is issued would have been at least 2.25 to 1, determined on a consolidated pro forma basis, including a pro forma application of the net proceeds therefrom, as if the additional Indebtedness had been incurred, or the Disqualified Stock had been issued, as the case may be, at the beginning of that four-quarter period. Upon the amendment of such New Senior Subordinated Notes Indentures to require that all interest payments on the Class A Senior Subordinated Notes or the Class B Senior Subordinated Notes, as applicable, be made only in cash, the minimum Fixed Charge Coverage Ratio required for Merrill or any Restricted Subsidiary to incur Indebtedness, including Acquired Indebtedness, or issue shares of Disqualified Stock pursuant to the immediately preceding sentence shall be 2 to 1.

  The provisions of the first paragraph of this covenant will not apply to the incurrence of any of the following items of Indebtedness (collectively, "Permitted Indebtedness"):

    (1)
    the incurrence by Merrill and its Restricted Subsidiaries of Indebtedness under the Credit Facility and the Foreign Credit Facilities; provided that the aggregate principal amount of all Indebtedness (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of Merrill Communications and those Restricted Subsidiaries thereunder) outstanding under the Credit Facility and the Foreign Credit Facilities does not exceed an amount equal to $194.0 million, less the aggregate amount of all scheduled amortization payments (excluding any such payments at final maturity thereof) and mandatory prepayments (excluding any prepayments by operation of any provision of the Credit Facility or the Foreign Credit Facilities requiring principal prepayment with (i) any excess cash flow or (ii) the net proceeds from the issuance of equity securities of Merrill or any of its Restricted Subsidiaries) of the principal of any term loan portion of any such Indebtedness that have been made since the date of such New Senior Subordinated Notes Indenture;

    (2)
    the incurrence by Merrill and its Restricted Subsidiaries of Existing Indebtedness;

    (3)
    the incurrence (a) by Merrill Communications of Indebtedness represented by the additional New Senior Discount Notes issued pursuant to the Restructuring, the indenture relating to the New Senior Discount Notes and guarantees thereof by Merrill and certain of Merrill's Subsidiaries or (b) by Merrill of Indebtedness represented by the New Senior Subordinated Notes offered hereby, the New Senior Subordinated Notes Indentures and the Guarantees;

    (4)
    the incurrence by Merrill or any of its Restricted Subsidiaries of Indebtedness or Disqualified Stock represented by Capital Expenditure Indebtedness, Capital Lease Obligations or other obligations, in each case, the proceeds of which are used solely for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property, plant or equipment (including acquisitions of Capital Stock of a Person that becomes a Restricted Subsidiary to the extent of the fair market value of the property, plant or equipment so acquired) used in the business of Merrill or that Restricted Subsidiary, in an aggregate principal amount (or accreted value, as applicable) or, in the case of Disqualified Stock, liquidation preference after giving effect to that incurrence, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness or Disqualified Stock incurred pursuant to this clause (4), not to exceed $10.0 million outstanding after giving effect to that incurrence;

    (5)
    Indebtedness arising from agreements of Merrill or any Restricted Subsidiary providing for indemnification, adjustment of purchase price or similar obligations, in each case, incurred or assumed in connection with the disposition of any business, assets or a Subsidiary, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or Restricted Subsidiary for the purpose of financing that acquisition; provided that

    (a)
    such Indebtedness is not reflected on the balance sheet of Merrill or any Restricted Subsidiary (contingent obligations referred to in a footnote or footnotes to financial statements and not otherwise reflected on the balance sheet will not be deemed to be reflected on that balance sheet for purposes of this clause (a)); and

    (b)
    the maximum assumable liability in respect of that Indebtedness shall at no time exceed the gross proceeds, including non-cash proceeds (the fair market value of those non-cash proceeds being measured at the time received and without giving effect to any subsequent changes in value) actually received by Merrill and/or that Restricted Subsidiary in connection with that disposition;

    (6)
    the incurrence by Merrill or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to refund, refinance, defease or replace Indebtedness (other than intercompany Indebtedness) that was permitted by such New Senior Subordinated Notes Indenture to be incurred; provided that the New Senior Discount Notes may only be refunded, refinanced, defeased or replaced prior to the maturity thereof if (a) such New Senior Subordinated Notes Indenture has been amended to require that all interest payments on the Class A Senior Subordinated Notes or the Class B Senior Subordinated Notes, as applicable, be made only in cash and (b) in the case of the Class B Senior Subordinated Notes Indenture, Merrill has complied with its obligations under the covenant described under the caption "—Issuance of Permitted Refinancing Indebtedness for New Senior Discount Notes";

    (7)
    the incurrence by Merrill or any of its Restricted Subsidiaries of intercompany Indebtedness or Disqualified Stock between or among Merrill and/or any of its Restricted Subsidiaries; provided that

    (a)
    if Merrill is the obligor on that Indebtedness or Disqualified Stock, that Indebtedness or Disqualified Stock is expressly subordinated to the prior payment in full in cash of all Obligations with respect to the Class A Senior Subordinated Notes or the Class B Senior Subordinated Notes, as applicable; and

    (b)
    (i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness or Disqualified Stock being held by a Person other than Merrill or a Restricted Subsidiary thereof and (ii) any sale or other transfer of any such Indebtedness or Disqualified Stock to a Person that is not either Merrill Communications or a Restricted Subsidiary thereof shall be deemed, in each case, to constitute an incurrence of that Indebtedness or Disqualified Stock by Merrill or that Restricted Subsidiary, as the case may be, that was not permitted by this clause (7);

    (8)
    the incurrence by Merrill or any of its Restricted Subsidiaries of Hedging Obligations that are incurred in the ordinary course of business consistent with past practice for the purpose of fixing or hedging:

    (a)
    interest rate risk with respect to any Indebtedness that is permitted by the terms of such New Senior Subordinated Notes Indenture to be outstanding;

    (b)
    exchange rate risk with respect to agreements or Indebtedness of that Person payable denominated in a currency other than U.S. dollars; and

    (c)
    risk with respect to fluctuations in the cost of raw materials, including paper,

    provided
    that those agreements do not increase the Indebtedness of the obligor outstanding at any time other than as a result of fluctuations in foreign currency exchange rates, interest rates or the cost of raw materials or by reason of fees, indemnities and compensation payable thereunder;

    (9)
    the guarantee by Merrill or any of its Restricted Subsidiaries of Indebtedness or Disqualified Stock of Merrill or a Restricted Subsidiary of Merrill that was permitted to be incurred by another provision of this covenant;

    (10)
    the incurrence by Merrill or any of its Restricted Subsidiaries of Indebtedness or Disqualified Stock in connection with an acquisition in an aggregate principal amount (or accreted value, as applicable) or, in the case of Disqualified Stock, liquidation preference after giving effect to that incurrence, including all Permitted Refinancing Indebtedness incurred to refund, refinance, defease or replace any Indebtedness or Disqualified Stock incurred pursuant to this clause (10), not to exceed $5.0 million outstanding after giving effect to that incurrence;

    (11)
    obligations in respect of performance and surety bonds and completion guarantees (including related letters of credit, to the extent allowed under the Credit Facility) provided by Merrill Communications or any Restricted Subsidiary in the ordinary course of business;

    (12)
    the incurrence by Merrill of Indebtedness represented by PIK Notes in lieu of cash interest in accordance with the terms of such New Senior Subordinated Notes Indenture; and

    (13)
    the incurrence by Merrill or any of its Restricted Subsidiaries of additional Indebtedness or Disqualified Stock in an aggregate principal amount (or accreted value, as applicable) outstanding or, in the case of Disqualified Stock, liquidation preference after giving effect to that incurrence, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness or Disqualified Stock incurred pursuant to this clause (13), not to exceed $17.0 million.

  For purposes of determining compliance with this covenant, in the event that an item of Indebtedness or Disqualified Stock meets the criteria of more than one of the categories of Permitted Indebtedness described in clauses (1) through (13) above or is entitled to be incurred pursuant to the first paragraph of this covenant, Merrill shall, in its sole discretion, classify that item of Indebtedness or Disqualified Stock in any manner that complies with this covenant and that item of Indebtedness or Disqualified Stock will be treated as having been incurred pursuant to only one of those clauses or pursuant to the first paragraph hereof.

    Issuance of Permitted Refinancing Indebtedness for New Senior Discount Notes

        The Class B Senior Subordinated Notes Indenture will provide that in the event that Merrill or any of its Restricted Subsidiaries incurs Permitted Refinancing Indebtedness in exchange for, or the proceeds of which are used to refund, refinance, defease or replace any New Senior Discount Notes prior to the maturity thereof, Merrill will:

(1)
prior to such incurrence, send a notice to the Class B Senior Subordinated Notes Trustee, detailing the terms of such proposed Permitted Refinancing Indebtedness, including the principal amount, maturity, yield, and other material terms thereof, together with a calculation of the principal amount of such Permitted Refinancing Indebtedness which each holder may purchase (the "Preemption Amount"). The Preemption Amount for any holder shall be the product of (x) the total Permitted Refinancing Indebtedness relating to the New Senior Discount Notes proposed to be incurred and (y) a ratio, the numerator of which is the aggregate principal amount of Class B Senior Subordinated Notes held of record by such holder and the denominator of which is the aggregate principal amount of all Class B Senior Subordinated Notes outstanding and not held by us or our affiliates, in each case as of a date no earlier than five business days from the date of our notice. The Class B Senior Subordinated Notes Trustee will send such notice to each holder of Class B Senior Subordinated Notes. Each holder of Class B Senior Subordinated Notes will have the option, exercisable within 30 days of the Class B Senior Subordinated Notes Trustee's receipt of our notice, of purchasing its Preemption Amount on the terms set forth in our notice. Each holder of Class B Senior Subordinated Notes may exercise its right to purchase its Preemption Amount by, prior to the expiration of such 30-day period, so notifying the Class B Senior Subordinated Notes Trustee in writing and depositing the aggregate consideration for such Preemption Amount with the Class B Senior Subordinated Notes Trustee to be held in escrow pending payment to us. Any Permitted Refinancing Indebtedness not so purchased by holders of Class B Senior Subordinated Notes may be freely issued by Merrill or such Restricted Subsidiary; or

(2)
if the Class B Senior Subordinated Notes Indenture has been amended to require that all payments on the Class B Senior Subordinated Notes be made only in cash, be entitled to incur Permitted Refinancing Indebtedness relating to the New Senior Discount Notes if it is part of an issuance or incurrence of (i) debt securities issued in a transaction underwritten or placed by a nationally recognized investment bank or (ii) syndicated bank debt, in each case in an aggregate principal amount not less than $150.0 million.

        Notwithstanding anything to the contrary above, Merrill will not have an obligation to comply with clause (1) above if Merrill shall have delivered to the Class B Senior Subordinated Notes Trustee an opinion of counsel in the United States reasonably satisfactory to the Class B Senior Subordinated Notes Trustee that compliance with clause (1) above would not fall under any exemption to the registration requirements of the Securities Act or that such compliance would violate the provisions of applicable law.

    Liens

        The New Senior Subordinated Notes Indentures will provide that Merrill will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien, other than a Permitted Lien that secures obligations under any Indebtedness of Merrill or any of its Restricted Subsidiaries on any asset or property now owned or hereafter acquired by Merrill or any of its Restricted Subsidiaries or on any income or profits therefrom, or assign or convey any right to receive income therefrom.

    Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

        The New Senior Subordinated Notes Indentures will provide that Merrill will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary to:

  (1)
  (a)     pay dividends or make any other distributions to Merrill or any of its Restricted Subsidiaries (i) on its Capital Stock or (ii) with respect to any other interest or participation in, or measured by, its profits; or

  (b)
  pay any Indebtedness owed to Merrill or any of its Restricted Subsidiaries;

  (2)
  make loans or advances to Merrill or any of its Restricted Subsidiaries; or

  (3)
  transfer any of its properties or assets to Merrill or any of its Restricted Subsidiaries.

However, the foregoing restrictions will not apply to encumbrances or restrictions existing under or by reason of:

  (1)
  Existing Indebtedness as in effect on the date of the New Senior Subordinated Notes Indentures;

  (2)
  the Credit Facility as in effect as of the date of the New Senior Subordinated Notes Indentures, and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings thereof;

  (3)
  the indenture relating to the New Senior Discount Notes, the New Senior Discount Notes and the guarantees thereof;

  (4)
  the New Senior Subordinated Notes Indentures and the New Senior Subordinated Notes;

  (5)
  applicable law and any applicable rule, regulation or order;

  (6)
  any agreement or instrument of a Person acquired by Merrill or any of its Restricted Subsidiaries as in effect at the time of that acquisition (except to the extent created in contemplation of that acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired, provided that, in the case of Indebtedness, that Indebtedness was permitted by the terms of the New Senior Subordinated Notes Indentures to be incurred;

  (7)
  customary non-assignment or subletting provisions in leases or licenses entered into in the ordinary course of business and consistent with past practices;

  (8)
  purchase money obligations for property acquired in the ordinary course of business that impose restrictions of the nature described in clause (6) above on the property so acquired;

  (9)
  contracts for the sale of assets, including, without limitation, customary restrictions with respect to a Subsidiary pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock or assets of that Subsidiary;

  (10)
  Permitted Refinancing Indebtedness, provided that the restrictions contained in the agreements governing that Permitted Refinancing Indebtedness are, in the good faith judgment of Merrill's board of directors, not materially less favorable, taken as a whole, to the holders of the New Senior Subordinated Notes than those contained in the agreements governing the Indebtedness being refinanced;

  (11)
  secured Indebtedness otherwise permitted to be incurred pursuant to the covenants described under "—Incurrence of Indebtedness and Issuance of Preferred Stock" and "—Liens" that limit the right of the debtor to dispose of the assets securing that Indebtedness;

  (12)
  restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

  (13)
  other Indebtedness or Disqualified Stock of Restricted Subsidiaries permitted to be incurred subsequent to the Closing Date pursuant to the provisions of the covenant described under the caption "—Incurrence of Indebtedness and Issuance of Preferred Stock";

  (14)
  customary provisions in joint venture agreements and other similar agreements entered into in the ordinary course of business; and

  (15)
  restrictions created in connection with any Receivables Facility that, in the good faith determination of the board of directors of Merrill, are necessary or advisable to effect that Receivables Facility.

    Merger, Consolidation, or Sale of Assets

        The New Senior Subordinated Notes Indentures will provide that Merrill may not consolidate or merge with or into (whether or not Merrill is the surviving corporation), or sell, assign, transfer, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions to, another Person unless:

  (1)
  Merrill is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than Merrill) or to which that sale, assignment, transfer, conveyance or other disposition shall have been made is a corporation organized or existing under the laws of the United States, any state thereof or the District of Columbia;

  (2)
  the Person formed by or surviving any such consolidation or merger (if other than Merrill) or the Person to which that sale, assignment, transfer, conveyance or other disposition shall have been made assumes all the obligations of Merrill under the New Senior Subordinated Notes and the New Senior Subordinated Notes Indentures pursuant to a supplemental indenture in a form reasonably satisfactory to the Trustee;

  (3)
  immediately after that transaction no Default or Event of Default exists; and

  (4)
  Merrill or the Person formed by or surviving any such consolidation or merger (if other than Merrill), or to which that sale, assignment, transfer, conveyance or other disposition shall have been made (a) will, at the time of such transaction and after giving pro forma effect thereto as if that transaction had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described under the caption "—Incurrence of Indebtedness and Issuance of Preferred Stock" and (b) will have Consolidated Net Worth immediately after the transaction equal to or greater than the Consolidated Net Worth of Merrill immediately preceding the transaction.

    The foregoing clause (4) will not prohibit: (a) a merger between Merrill and a Wholly Owned Subsidiary of Merrill created for the purpose of holding the Capital Stock of Merrill; (b) a merger between Merrill and a Wholly Owned Restricted Subsidiary; or (c) a merger between Merrill and an Affiliate incorporated solely for the purpose of reincorporating Merrill in another state of the United States, so long as, in the case of clauses (a), (b) and (c), the amount of Indebtedness of Merrill and its Restricted Subsidiaries is not increased thereby.

The New Senior Subordinated Notes Indentures will provide that Merrill will not lease all or substantially all of its assets to any Person.

    Transactions with Affiliates

        The New Senior Subordinated Notes Indentures will provide that Merrill will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, issue or purchase securities to or from (other than in connection with the underwriting thereof for placement with, or distribution to, investors), create any Indebtedness to, or extend any credit to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of Merrill (each of the foregoing, an "Affiliate Transaction"), unless:

  (1)
  that Affiliate Transaction is on terms that are no less favorable to Merrill or that Restricted Subsidiary than those that would have been obtained in a comparable transaction by Merrill or that Restricted Subsidiary with an unrelated Person; and

  (2)
  Merrill delivers to the Trustee, with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $1.5 million, either:

  (a)
  a resolution of the board of directors set forth in an Officers' Certificate certifying that the relevant Affiliate Transaction complies with clause (1) above and that the Affiliate Transaction has been approved by a majority of the disinterested members of the board of directors; or

  (b)
  an opinion as to the fairness to the holders of that Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing.

        Notwithstanding the foregoing, the following items shall not be deemed to be Affiliate Transactions:

    (a)
    customary directors' fees, indemnification or similar arrangements or any employment agreement or other compensation plan or arrangement entered into by Merrill or any of its Restricted Subsidiaries in the ordinary course of business (including ordinary course loans to employees not to exceed: (i) $2.0 million outstanding in the aggregate at any time and (ii) $1.0 million to any one employee) and consistent with the past practice of Merrill or that Restricted Subsidiary;

    (b)
    transactions between or among Merrill and/or its Restricted Subsidiaries;

    (c)
    payment of customary fees by Merrill or any of its Restricted Subsidiaries to DLJ Merchant Banking Funds and its Affiliates (including, without limitation, pursuant to the Advisory Agreement between Merrill and DLJ Securities Corp. dated November 1999) made for any financial advisory, financing, underwriting or placement services or in respect of other investment banking activities, including, without limitation, in connection with acquisitions or divestitures, which are approved by a majority of the board of directors in good faith;

    (d)
    any amendment or modification to loans to senior officers of Merrill outstanding on the date of such New Senior Subordinated Notes Indenture; provided that neither Merrill nor any of its Restricted Subsidiaries shall increase the amount of any such loan pursuant to any such amendment or modification;

    (e)
    ordinary course of business transactions related to the provision of services by Merrill or any of its Subsidiaries to Affiliates in an amount not to exceed $7.5 million per transaction or series of related transactions;

    (f)
    the issuance and sale of additional New Senior Discount Notes to DLJ Merchant Banking Funds pursuant to the terms of the Restructuring;

    (g)
    the payment of interest and principal on any New Senior Discount Notes held by DLJ Merchant Banking Funds or John Castro, Merrill's President and Chief Executive Officer; provided that any such interest or principal payment shall be pursuant to the terms of the indenture governing the New Senior Discount Notes as in effect on the date of the New Senior Subordinated Notes Indentures;

    (h)
    Restricted Payments that are permitted by the covenant described under the caption "—Restricted Payments" and any Permitted Investments; and

    (i)
    sales of accounts receivable, or participations therein, in connection with any Receivables Facility.

    Sale and Leaseback Transactions

        The New Senior Subordinated Notes Indentures will provide that Merrill will not, and will not permit any of its Restricted Subsidiaries, to enter into any sale and leaseback transaction; provided that Merrill or any Restricted Subsidiary may enter into a sale and leaseback transaction if:

  (1)
  Merrill or that Restricted Subsidiary, as the case may be, could have:

  (a)
  incurred Indebtedness in an amount equal to the Attributable Indebtedness relating to that sale and leaseback transaction pursuant to the covenant described under the caption "—Incurrence of Indebtedness and Issuance of Preferred Stock"; and

  (b)
  incurred a Lien to secure that Indebtedness pursuant to the covenant described under the caption "—Liens";

  (2)
  the gross cash proceeds of that sale and leaseback transaction are at least equal to the fair market value (as determined in good faith by the board of directors and set forth in an Officers' Certificate delivered to the Trustee) of the property that is the subject of that sale and leaseback transaction; and

  (3)
  the transfer of assets in that sale and leaseback transaction is permitted by, and Merrill applies the proceeds of that transaction in compliance with, the covenant described under the caption "—Repurchase at the Option of Holders—Asset Sales."

    No Senior Subordinated Indebtedness

        The Class A Senior Subordinated Notes Indenture will provide that:

  •
  Merrill will not incur any Indebtedness that is subordinate or junior in right of payment to any Senior Indebtedness and senior in right of payment to the Class A Senior Subordinated Notes.

  •
  No Guarantor will incur any Indebtedness that is subordinate or junior in right of payment to any Senior Indebtedness and senior in right of payment to such Guarantor's Class A Guarantee.

  •
  Merrill Communications will not, after the date of the Class A Senior Subordinated Notes Indenture, issue, create or sell any Indebtedness that is pari passu with the New Senior Discount Notes to, or in favor of, DLJ Merchant Banking Partners II, L.P. or any related private equity fund managed by DLJ Merchant Banking Partners II, L.P.

        The Class B Senior Subordinated Notes Indenture will provide that:

  •
  Other than any Class A PIK Notes, Merrill will not incur any Indebtedness that is subordinate or junior in right of payment to any Senior Indebtedness and (i) senior or pari passu in right of payment to the Class A Senior Subordinated Notes or (ii) senior in right of payment to the Class B Senior Subordinated Notes.

  •
  Other than any guarantee of any Class A PIK Notes, no Guarantor will incur any Indebtedness that is subordinate or junior in right of payment to any Senior Indebtedness and senior or pari passu in right of payment to such Guarantor's Class A Guarantee or Class B Guarantee.

  •
  Merrill Communications will not, after the date of the Class B Senior Subordinated Notes Indenture, issue, create or sell any Indebtedness that is pari passu with the New Senior Discount Notes to, or in favor of, DLJ Merchant Banking Partners II, L.P. or any related private equity fund managed by DLJ Merchant Banking Partners II, L.P.

    Additional Note Guarantees

        The New Senior Subordinated Notes Indentures will provide that, if any Wholly Owned Restricted Subsidiary of Merrill that is a Domestic Subsidiary guarantees any Indebtedness under the Credit Facility, then such Restricted Subsidiary shall become a Guarantor and execute a supplemental indenture and deliver an opinion of counsel, in accordance with the terms of such New Senior Subordinated Notes Indentures.

    Reports

        The New Senior Subordinated Notes Indentures will provide that, whether or not required by the rules and regulations of the SEC, so long as any Class A Senior Subordinated Notes or Class B Senior Subordinated Notes, as applicable, are outstanding, Merrill will furnish to the holders of New Senior Subordinated Notes:

  (1)
  all quarterly and annual financial information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K if Merrill were required to file those Forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual information only, a report thereon by Merrill's certified independent accountants; and

  (2)
  all current reports that would be required to be filed with the SEC on Form 8-K if Merrill were required to file those reports, in each case, within the time periods specified in the SEC's rules and regulations.

        In addition, Merrill and the Guarantors have agreed that, for so long as any Class A Senior Subordinated Notes or Class B Senior Subordinated Notes remain outstanding, they will furnish to the holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

  Events of Default and Remedies

        The New Senior Subordinated Notes Indentures will provide that each of the following constitutes an Event of Default:

  (1)
  default for 30 days in the payment when due of interest on the Class A Senior Subordinated Notes or the Class B Senior Subordinated Notes, as applicable (whether or not prohibited by the subordination provisions of such New Senior Subordinated Notes Indentures), in cash or, if allowed pursuant to the terms of such New Senior Subordinated Notes Indentures, in the form of PIK Notes;

  (2)
  default in payment when due of the principal of or premium, if any, on the Class A Senior Subordinated Notes or the Class B Senior Subordinated Notes, as applicable (whether or not prohibited by the subordination provisions of such New Senior Subordinated Notes Indentures);

  (3)
  failure by Merrill or any of its Restricted Subsidiaries for 30 days after notice from the Trustee or the holders of at least 25% in principal amount of the Class A Senior Subordinated Notes or the Class B Senior Subordinated Notes, as applicable, then outstanding to comply with any of its agreements in such New Senior Subordinated Notes Indentures or such New Senior Subordinated Notes;

  (4)
  beneficial ownership by DLJ Merchant Banking Partners II, L.P. or any related private equity fund managed by DLJ Merchant Banking Partners II, L.P., for more than 10 business days, of (i) Class A Senior Subordinated Notes in an aggregate principal amount greater than $3.0 million or (ii) 15.0% or more of the Indebtedness represented by the Credit Facility;

  (5)
  default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by Merrill or any of its Restricted Subsidiaries (or the payment of which is guaranteed by Merrill or any of its Restricted Subsidiaries), whether that Indebtedness or guarantee now exists, or is created after the date of the New Senior Subordinated Notes Indentures, which default:

  (a)
  is caused by a failure to pay Indebtedness at its stated final maturity (after giving effect to any applicable grace period provided in that Indebtedness) (a "Payment Default"); or

  (b)
  results in the acceleration of that Indebtedness prior to its stated final maturity and,

    in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $10.0 million or more;

  (6)
  failure by Merrill or any of its Restricted Subsidiaries to pay final judgments aggregating in excess of $10.0 million (net of any amounts with respect to which a reputable and creditworthy insurance company has acknowledged liability in writing), which judgments are not paid, discharged or stayed within a period of 60 days;

  (7)
  except as permitted by such New Senior Subordinated Notes Indenture, any Guarantee shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any Guarantor, or any Person acting on behalf of any Guarantor, shall deny or disaffirm its obligations under its Guarantee;

  (8)
  certain events of bankruptcy or insolvency with respect to Merrill or any of its Restricted Subsidiaries that is a Significant Subsidiary; and

  (9)
  on either (i) any three consecutive interest payment dates or (ii) any four of six consecutive interest payment dates, both (x) Merrill shall have exercised its option to pay any portion of the interest payment on each such interest payment date by issuing PIK Notes and (y) Merrill's EBITDA for the four fiscal quarters immediately preceding each of such three interest payment dates (in the case of subclause (i) above) or each of such four interest payment dates (in the case of subclause (ii) above) (which will be through April 30 in the case of a June 30 interest payment date or through October 31 in the case of a December 31 interest payment date) shall have been less than the greater of (i) the minimum EBITDA specified below opposite such interest payment date and (ii) the product of (x) the minimum EBITDA for four fiscal quarters which Merrill is required to maintain under the Credit Facility, as of the fiscal quarter ended immediately prior to such interest payment date (where EBITDA, for purposes of this subclause (x), shall be as defined in the Credit Facility, as in effect on such interest payment date) and (y) the rate specified below opposite such interest payment date; provided that, notwithstanding anything to the contrary, no Event of Default shall occur due to Merrill's exercise of its option to pay any portion of the interest payment on any interest payment date by issuing PIK Notes where Merrill's EBITDA for the four fiscal quarters immediately preceding such interest payment date was equal to or greater than $60.0 million:

Interest Payment Date	Minimum EBITDA	Rate
December 31, 2002 through December 31, 2003	$50.0 million	0.977
June 30, 2004 and December 31, 2004	$53.0 million	0.974
June 30, 2005 and December 31, 2005	$58.5 million	0.938
Each June 30 or December 31 thereafter	$60.0 million	0.000

        If any Event of Default (other than an Event of Default specified in clause (8) above with respect to events of bankruptcy or insolvency with respect to Merrill or any Restricted Subsidiary that is a Significant Subsidiary) occurs and is continuing, the holders of at least 25.0% in principal amount of the Class A Senior Subordinated Notes or the Class B Senior Subordinated Notes, as applicable, then outstanding may direct the Trustee to declare all the Class A Senior Subordinated Notes or the Class B Senior Subordinated Notes, as applicable, to be due and payable immediately. Upon any such declaration, the Class A Senior Subordinated Notes or the Class B Senior Subordinated Notes, as applicable, will become due and payable immediately. However, so long as any Indebtedness permitted to be incurred pursuant to the Credit Facility shall be outstanding, that acceleration shall not be effective until the earlier of:

  (1)
  an acceleration of any such Indebtedness under the Credit Facility; or

  (2)
  five business days after receipt by Merrill and the administrative agent under the Credit Facility of written notice of that acceleration.

        Notwithstanding the foregoing, in the case of an Event of Default specified in clause (8) above with respect to events of bankruptcy or insolvency with respect to Merrill or any Restricted Subsidiary that is a Significant Subsidiary, all outstanding New Senior Subordinated Notes will become due and payable without further action or notice. Holders of the Class A Senior Subordinated Notes or the Class B Senior Subordinated Notes, as applicable, may not enforce the applicable New Senior Subordinated Notes Indenture or the New Senior Subordinated Notes except as provided in such New Senior Subordinated Notes Indenture.

        The holders of a majority in aggregate principal amount of the Class A Senior Subordinated Notes or the Class B Senior Subordinated Notes, as applicable, then outstanding by written notice to the Trustee may on behalf of all of the holders rescind an acceleration and its consequences if the rescission would not conflict with any judgment or decree and if all existing Events of Default (except nonpayment of principal, interest or premium, that has become due solely because of the acceleration) have been cured or waived, provided that, in the event of a declaration of acceleration of such New

Senior Subordinated Notes because an Event of Default has occurred and is continuing as a result of the acceleration of any Indebtedness described in clause (5) above, the declaration of acceleration of such New Senior Subordinated Notes shall be automatically annulled if the holders of any Indebtedness described in that clause (5) have rescinded the declaration of acceleration in respect of that Indebtedness within 30 days of the date of that declaration and if:

  (1)
  the annulment of the acceleration of such New Senior Subordinated Notes would not conflict with any judgment or decree of a court of competent jurisdiction; and

  (2)
  all existing Events of Default, except non-payment of principal or interest on such New Senior Subordinated Notes that became due solely because of the acceleration of such New Senior Subordinated Notes, have been cured or waived.

        Subject to certain limitations, holders of a majority in principal amount of the Class A Senior Subordinated Notes or the Class B Senior Subordinated Notes, as applicable, then outstanding may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from holders of such New Senior Subordinated Notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest) if it determines that withholding notice is in their interest.

        The holders of a majority in aggregate principal amount of the Class A Senior Subordinated Notes or the Class B Senior Subordinated Notes, as applicable, then outstanding by notice to the Trustee may on behalf of the holders of all of the Class A Senior Subordinated Notes or the Class B Senior Subordinated Notes, as applicable, waive any existing Default or Event of Default and its consequences under the applicable New Senior Subordinated Notes Indenture except a continuing Default or Event of Default in the payment of interest on, or the principal of, such New Senior Subordinated Notes.

        Merrill is required to deliver to the Trustee annually a statement regarding compliance with each New Senior Subordinated Notes Indenture, and Merrill is required upon becoming aware of any Default or Event of Default to deliver to the Trustee a statement specifying that Default or Event of Default.

  No Personal Liability of Directors, Officers, Employees and Shareholders

        No director, officer, employee, incorporator or shareholder of Merrill or any Guarantor, as such, shall have any liability for any obligations of Merrill or the Guarantors under the New Senior Subordinated Notes, the Guarantees or the New Senior Subordinated Notes Indentures or for any claim based on, in respect of, or by reason of, those obligations or their creation. Each holder of New Senior Subordinated Notes by accepting such security waives and releases all such liability. The waiver and release are part of the consideration for issuance of the New Senior Subordinated Notes. That waiver may not be effective to waive liabilities under the federal securities laws, and it is the view of the SEC that such a waiver is against public policy.

  Legal Defeasance and Covenant Defeasance

        Merrill may, at its option and at any time, elect to have all of its obligations, and all obligations of the Guarantors, discharged with respect to the outstanding New Senior Subordinated Notes, Guarantees and each New Senior Subordinated Notes Indenture ("Legal Defeasance") except for:

  (1)
  the rights of holders of outstanding New Senior Subordinated Notes to receive payments in respect of the principal of, premium, if any, and interest on those New Senior Subordinated Notes when those payments are due from the trust referred to below;

  (2)
  Merrill's obligations with respect to the New Senior Subordinated Notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

  (3)
  the rights, powers, trusts, duties and immunities of the Trustee, and Merrill's obligations in connection therewith; and

  (4)
  the Legal Defeasance provisions of the New Senior Subordinated Notes Indentures.

        In addition, Merrill may, at its option and at any time, elect to have its obligations released with respect to certain covenants that are described in the New Senior Subordinated Notes Indentures ("Covenant Defeasance") and thereafter any omission to comply with those obligations shall not constitute a Default or Event of Default with respect to the New Senior Subordinated Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment with respect to the New Senior Subordinated Notes, bankruptcy, receivership, rehabilitation and insolvency events) described under "Events of Default and Remedies" will no longer constitute an Event of Default with respect to the New Senior Subordinated Notes.

        In order to exercise either Legal Defeasance or Covenant Defeasance,

  (1)
  Merrill must irrevocably deposit with the Trustee, in trust, for the benefit of the holders of the Class A Senior Subordinated Notes or the Class B Senior Subordinated Notes, as applicable, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in those amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on such outstanding New Senior Subordinated Notes on the stated maturity or on the applicable redemption date, as the case may be, and Merrill must specify whether such New Senior Subordinated Notes are being defeased to maturity or to a particular redemption date;

  (2)
  in the case of Legal Defeasance, Merrill shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that:

  (a)
  Merrill has received from, or there has been published by, the Internal Revenue Service a ruling; or

  (b)
  since the date of the applicable New Senior Subordinated Notes Indenture, there has been a change in the applicable federal income tax law,

    in either case to the effect that, and based thereon that opinion of counsel shall confirm that, subject to customary assumptions and exclusions, the holders of such outstanding New Senior Subordinated Notes will not recognize income, gain or loss for federal income tax purposes as a result of that Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if that Legal Defeasance had not occurred;

  (3)
  in the case of Covenant Defeasance, Merrill shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that, subject to customary assumptions and exclusions, the holders of such outstanding New Senior Subordinated Notes will not recognize income, gain or loss for federal income tax purposes as a result of that Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if that Covenant Defeasance had not occurred;

  (4)
  no Default or Event of Default shall have occurred and be continuing on the date of that deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to that deposit) or, insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 123rd day after the date of deposit;

  (5)
  that Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than the applicable New Senior Subordinated Notes Indenture) to which Merrill or any of its Subsidiaries is a party or by which Merrill or any of its Subsidiaries is bound;

  (6)
  Merrill must have delivered to the Trustee an opinion of counsel to the effect that, subject to customary assumptions and exclusions, after the 123rd day following the deposit, the trust funds will not be subject to the effect of Section 547 of the United States Bankruptcy Code or any analogous New York State law provision or any other applicable federal or New York bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally;

  (7)
  Merrill must deliver to the Trustee an Officers' Certificate stating that the deposit was not made by Merrill with the intent of preferring the holders of such New Senior Subordinated Notes over the other creditors of Merrill with the intent of defeating, hindering, delaying or defrauding creditors of Merrill or others; and

  (8)
  Merrill must deliver to the Trustee an Officers' Certificate and an opinion of counsel (which opinion may be subject to customary assumptions and exclusions), each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

  Paying Agent and Registrar to the New Senior Subordinated Notes

        The Trustee will initially act as paying agent and registrar for both the Class A Senior Subordinated Notes and the Class B Senior Subordinated Notes. We may change the paying agent or registrar without prior notice to the holders of the New Senior Subordinated Notes. We or any of our Subsidiaries may act as paying agent or registrar.

  Transfer and Exchange

        A holder may transfer or exchange New Senior Subordinated Notes in accordance with the New Senior Subordinated Notes Indentures. The registrar and the Trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents and Merrill may require a holder to pay any taxes and fees required by law or permitted by each New Senior Subordinated Notes Indenture. Merrill is not required to transfer or exchange any New Senior Subordinated Note selected for redemption. Also, Merrill is not required to transfer or exchange any New Senior Subordinated Note for a period of 15 days before a selection of New Senior Subordinated Notes to be redeemed. The registered holder of a New Senior Subordinated Note will be treated as the owner of it for all purposes.

  Amendment, Supplement and Waiver

        Except as provided below, each New Senior Subordinated Notes Indenture, each Guarantee and each of the Class A Senior Subordinated and the Class B Senior Subordinated Notes may be amended or supplemented with the consent of the holders of at least a majority in principal amount of the Class A Senior Subordinated Notes or the Class B Senior Subordinated Notes then outstanding, as applicable, and any existing default or compliance with any provision of each New Senior Subordinated Notes Indenture, each Guarantee or such New Senior Subordinated Notes may be waived with the consent of the holders of a majority in principal amount then outstanding of the Class A Senior Subordinated Notes or the Class B Senior Subordinated Notes, as applicable. Consents obtained in connection with a purchase of, or tender offer or exchange offer for, such New Senior Subordinated Notes shall be included for those purposes.

        Without the consent of each holder affected, an amendment or waiver may not, with respect to any New Senior Subordinated Notes held by a non-consenting holder:

  (1)
  reduce the principal amount of New Senior Subordinated Notes whose holders must consent to an amendment, supplement or waiver;

  (2)
  reduce the principal of or change the fixed maturity of any New Senior Subordinated Note or alter the provisions with respect to the redemption of the New Senior Subordinated Notes (other than the provisions described under the caption "—Repurchase at the Option of Holders");

  (3)
  reduce the rate of or extend the time for payment of interest on any New Senior Subordinated Note;

  (4)
  waive a Default or Event of Default in the payment of principal of or premium, if any, or interest on the New Senior Subordinated Notes (except a rescission of acceleration of the New Senior Subordinated Notes by the holders of at least a majority in aggregate principal amount of the Class A Senior Subordinated Notes or the Class B Senior Subordinated Notes, as applicable, and a waiver of the payment default that resulted from that acceleration);

  (5)
  make any New Senior Subordinated Note payable in money other than that stated in the New Senior Subordinated Notes;

  (6)
  make any change in the provisions of either New Senior Subordinated Notes Indenture relating to waivers of past Defaults;

  (7)
  waive a redemption payment with respect to any New Senior Subordinated Note (other than the provisions described under the caption "—Repurchase at the Option of Holders");

  (8)
  release any Guarantor from its obligations under its Guarantee or either New Senior Subordinated Notes Indenture, except in accordance with the terms of such New Senior Subordinated Notes Indenture; or

  (9)
  make any change in the foregoing amendment and waiver provisions.

        Notwithstanding the foregoing, any:

  (1)
  amendment to or waiver of the covenant described under the caption "—Repurchase at the Option of Holders—Change of Control"; and

  (2)
  amendment to Article 10 of each New Senior Subordinated Notes Indenture (which relates to subordination)

will require the consent of the holders of at least two-thirds in aggregate principal amount of the Class A Senior Subordinated Notes or the Class B Senior Subordinated Notes then outstanding, as applicable, if that amendment would materially adversely affect the rights of holders of such New Senior Subordinated Notes.

        Notwithstanding the foregoing, without the consent of any holder of New Senior Subordinated Notes, Merrill and the Trustee may amend or supplement each New Senior Subordinated Notes Indenture, the Guarantees or the New Senior Subordinated Notes:

  (1)
  to cure any ambiguity, defect or inconsistency;

  (2)
  to provide for uncertificated New Senior Subordinated Notes in addition to or in place of certificated New Senior Subordinated Notes;

  (3)
  to provide for the assumption of Merrill's obligations to holders of New Senior Subordinated Notes in the case of a merger or consolidation or sale of all or substantially all of the assets of

    Merrill or to provide for the assumption of any Guarantor's obligations under its Guarantee in the case of a merger or consolidation of that Guarantor;

  (4)
  to make any change that would provide any additional rights or benefits to the holders of New Senior Subordinated Notes or that does not materially adversely affect the legal rights under either New Senior Subordinated Notes Indenture of any such holder;

  (5)
  to comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act;

  (6)
  to provide for Guarantees of the New Senior Subordinated Notes;

  (7)
  to evidence and provide acceptance of the appointment of a successor Trustee under such New Senior Subordinated Notes Indenture; or

  (8)
  to require that all interest payments with respect to the New Senior Subordinated Notes be made only in cash.

  Concerning the Trustee

        The New Senior Subordinated Notes Indentures will contain certain limitations on the rights of the Trustee, should it become a creditor of Merrill, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate that conflict within 90 days, apply to the SEC for permission to continue or resign.

        The holders of a majority in principal amount of the Class A Senior Subordinated Notes or Class B Senior Subordinated Notes then outstanding, as applicable, will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The New Senior Subordinated Notes Indentures will provide that in case an Event of Default shall occur (which shall not be cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the New Senior Subordinated Notes Indentures at the request of any holder of New Senior Subordinated Notes, unless that holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

  Book-Entry, Delivery and Form

        The certificates representing the New Senior Subordinated Notes will be issued in fully registered form, without coupons. Except as described below, the New Senior Subordinated Notes will be deposited with, or on behalf of, DTC, and registered in the name of Cede & Co. as DTC's nominee, in the form of global notes (the "global registered notes").

    The Global Registered Note

        Merrill expects that under procedures established by DTC (1) upon deposit of the global registered notes, DTC or its custodian will credit on its internal system interests in the global registered notes to the accounts of persons who have accounts with DTC ("Participants") and (2) ownership of the global registered notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC or its nominee, with respect to interests of Participants, and the records of Participants with respect to interests of persons other than Participants. Ownership of beneficial interests in the global registered notes will be limited to Participants or persons who hold interests through Participants.

        So long as DTC or its nominee is the registered owner or holder of the New Senior Subordinated Notes, DTC or such nominee will be considered the sole owner or holder of the New Senior Subordinated Notes represented by the global registered notes for all purposes under the New Senior Subordinated Notes Indentures. No beneficial owner of an interest in the global registered notes will be able to transfer such interest except in accordance with DTC's procedures, in addition to those provided for under the New Senior Subordinated Notes Indentures with respect to the New Senior Subordinated Notes.

        Payments (in the form of cash or PIK Notes) of the principal of, or premium and interest on, the global registered notes will be made to DTC or its nominee, as the case may be, as the registered owner thereof. None of Merrill, the Trustee or any paying agent under the New Senior Subordinated Notes Indentures will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global registered notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interest.

        We expect that DTC or its nominee, upon receipt of any payment (in the form of cash or PIK Notes) of the principal of, or premium and interest on, the global registered notes, will credit Participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such global registered notes as shown on the records of DTC or its nominee. We also expect that payments by Participants to owners of beneficial interests in the global registered notes held through such Participants will be governed by standing instructions and customary practice as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such Participants.

        Transfers between Participants in DTC will be effected in accordance with DTC rules and will be settled in immediately available funds. If a holder requires physical delivery of a certificated note for any reason, including to sell New Senior Subordinated Notes to persons in states which require physical delivery of the New Senior Subordinated Notes or to pledge such securities, such holder must transfer its interest in the applicable global registered note in accordance with the normal procedures of DTC and with the procedures set forth in such New Senior Subordinated Notes Indenture.

        DTC has advised us that DTC will take any action permitted to be taken by a holder of New Senior Subordinated Notes only at the direction of one or more Participants to whose account at DTC interests in the global registered notes are credited and only in respect of such portion of the aggregate principal amount of New Senior Subordinated Notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under such New Senior Subordinated Notes Indenture, DTC will exchange the global registered note for certificated New Senior Subordinated Notes, which it will distribute to its Participants.

        DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "clearing agency" registered under the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its Participants and facilitate the clearance and settlement of securities transactions between Participants through electronic book-entry changes in accounts of its Participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly ("Indirect Participants").

        Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interest in the global registered notes among Participants, it is under no obligation to perform such procedures, and such procedures may be discontinued at any time. Neither Merrill nor the Trustee will have any responsibility for the performance by DTC or its Participants or Indirect Participants of their respective obligations under the rules and procedures governing their operations.

    Certificated Notes

        Interests in the global registered notes will be exchangeable or transferable, as the case may be, for certificated notes if:

  (1)
  DTC (a) notifies Merrill that it is unwilling or unable to continue as depositary for the global registered notes and Merrill thereupon fails to appoint a successor depositary or (b) has ceased to be a clearing agency registered under the Exchange Act;

  (2)
  Merrill, at its option, notifies the Trustee in writing that Merrill elects to cause the issuance of the New Senior Subordinated Notes in certificated form; or

  (3)
  there shall have occurred and be continuing to occur a Default or an Event of Default with respect to the Class A Senior Subordinated Notes or the Class B Senior Subordinated Notes.

        In addition, beneficial interests in the global registered notes may be exchanged for certificated notes upon request but only upon at least 20 days' prior written notice given to the Trustee by or on behalf of DTC in accordance with customary procedures. In all cases, certificated notes delivered in exchange for the global registered notes or beneficial interest therein will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary, in accordance with its customary procedures.

  Same Day Settlement and Payment

        The New Senior Subordinated Notes Indentures will require that payments in respect of the New Senior Subordinated Notes represented by the global registered notes, including principal, premium, if any, and interest be made by wire transfer of immediately available next day funds to the accounts specified by the holder if in cash and by credit to DTC if in PIK Notes. With respect to certificated notes, Merrill will make all payments of principal, premium, if any, and interest, if any, that are in cash by wire transfer of immediately available funds to the accounts specified by the holders thereof or, if no such account is specified, by mailing a check to each such holder's registered address. Certificates for PIK Notes will be mailed to each such holder's registered address. Merrill expects that secondary trading in certificated notes will also be settled in immediately available funds.

  Definitions

        Set forth below are some of the defined terms used in the New Senior Subordinated Notes Indentures. Reference is made to the New Senior Subordinated Notes Indentures for a full disclosure of all those terms, as well as any other capitalized terms used herein for which no definition is provided.

        "Accounts Receivable Subsidiary" means an Unrestricted Subsidiary of Merrill to which Merrill or any of its Restricted Subsidiaries sells any of its accounts receivable pursuant to a Receivables Facility.

        "Acquired Indebtedness" means, with respect to any specified Person,

  (1)
  Indebtedness of any other Person existing at the time that other Person is merged with or into or became a Subsidiary of that specified Person, including, without limitation, Indebtedness incurred in connection with, or in contemplation of, that other Person merging with or into or becoming a Subsidiary of that specified Person; and

  (2)
  Indebtedness secured by a Lien encumbering an asset acquired by that specified Person at the time that asset is acquired by that specified Person.

        "Affiliate" of any specified Person means any other Person which, directly or indirectly, controls, is controlled by or is under direct or indirect common control with, that specified Person. For purposes of this definition, "control," when used with respect to any Person, means the power to direct the management and policies of that Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

        "Asset Sale" means:

  (1)
  the sale, lease, conveyance, disposition or other transfer (a "disposition") of any properties, assets or rights (including, without limitation, by way of a sale and leaseback); provided that the disposition of all or substantially all of the assets of Merrill and its Subsidiaries taken as a whole will be governed by the provisions of the New Senior Subordinated Notes Indentures described under the caption "—Change of Control" and/or the provisions described under the caption "—Merger, Consolidation or Sale of Assets" and not by the provisions of the Asset Sale covenant; and

  (2)
  the issuance, sale or transfer by Merrill or any of its Restricted Subsidiaries of Equity Interests of any of Merrill's Restricted Subsidiaries,

  in the case of either clause (1) or (2), whether in a single transaction or a series of related transactions,

    (a)
    that have a fair market value in excess of $5.0 million; or

    (b)
    for net proceeds in excess of $5.0 million.

        Notwithstanding the foregoing, the following items shall not be deemed to be Asset Sales:

  (1)
  dispositions in the ordinary course of business;

  (2)
  a disposition of assets by Merrill to a Restricted Subsidiary or by a Restricted Subsidiary to Merrill or to another Restricted Subsidiary;

  (3)
  a disposition of Equity Interests by a Restricted Subsidiary to Merrill or to another Restricted Subsidiary;

  (4)
  the sale and leaseback of any assets within 90 days of the acquisition thereof;

  (5)
  foreclosures on assets;

  (6)
  any exchange of like property pursuant to Section 1031 of the Internal Revenue Code of 1986, as amended, for use in a Permitted Business;

  (7)
  any sale of Equity Interests in, or Indebtedness or other securities of, an Unrestricted Subsidiary;

  (8)
  a Permitted Investment or a Restricted Payment that is permitted by the covenant described under the caption "—Restricted Payments";

  (9)
  sales of accounts receivable, or participations therein, in connection with any Receivables Facility; and

  (10)
  the licensing or sale of intellectual property.

        "Attributable Indebtedness" in respect of a sale and leaseback transaction means, at the time of determination, the present value (discounted at the rate of interest implicit in that transaction, determined in accordance with GAAP) of the obligation of the lessee for net rental payments during the remaining term of the lease included in that sale and leaseback transaction, including any period for which that lease has been extended or may, at the option of the lessor, be extended.

        "Capital Expenditure Indebtedness" means Indebtedness or Disqualified Stock incurred by any Person to finance the purchase or construction of any property or assets acquired or constructed by that Person which has a useful life of more than one year so long as:

  (1)
  the purchase or construction price for that property or assets is included in "addition to property, plant or equipment" in accordance with GAAP;

  (2)
  the acquisition or construction of that property or assets is not part of any acquisition of a Person or line of business; and

  (3)
  that Indebtedness or Disqualified Stock is incurred within 90 days of the acquisition or completion of construction of that property or assets.

        "Capital Lease Obligation" means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet in accordance with GAAP.

        "Capital Stock" means:

  (1)
  in the case of a corporation, corporate stock;

  (2)
  in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

  (3)
  in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

  (4)
  any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

        "Cash Equivalents" means:

  (1)
  Government Securities;

  (2)
  any certificate of deposit maturing not more than 365 days after the date of acquisition issued by, or demand deposit or time deposit of, an Eligible Institution or any lender under the Credit Facility;

  (3)
  commercial paper maturing not more than 365 days after the date of acquisition of an issuer (other than an Affiliate of Merrill) with a rating, at the time as of which any investment therein is made, of "A-3" (or higher) according to Standard & Poor's Ratings Group ("S&P") or "P-2" (or higher) according to Moody's Investor Services, Inc. ("Moody's") or carrying an equivalent rating by a nationally recognized rating agency if both of the two named rating agencies cease publishing ratings of investments;

  (4)
  any bankers acceptances or money market deposit accounts issued by an Eligible Institution;

  (5)
  any fund investing exclusively in investments of the types described in clauses (1) through (4) above; and

  (6)
  in the case of any Subsidiary organized or having its principal place of business outside the United States, investments denominated in the currency of the jurisdiction in which that Subsidiary is organized or has its principal place of business which are similar to the items specified in clauses (1) through (5) above, including without limitation any deposit with a bank that is a lender to any Restricted Subsidiary.

        "Closing Date" means the date of the New Senior Subordinated Notes Indentures.

        "Consolidated Interest Expense" means, with respect to any Person for any period, the consolidated aggregate interest expense of that Person and its Restricted Subsidiaries for that period, as determined in accordance with GAAP, including the portion of any payments made in respect of Capital Lease Obligations allocable to interest expense, but excluding (to the extent included in interest expense) up-front fees and expenses and the amortization of all deferred financing costs.

        "Consolidated Net Income" means, with respect to any Person for any period, the aggregate of the net income of that Person and its Restricted Subsidiaries for that period, on a consolidated basis, determined in accordance with GAAP.

        "Consolidated Net Worth" means, with respect to any Person as of any date, the sum of (i) the consolidated equity of the common stockholders of such Person and its consolidated Subsidiaries as of such date plus (ii) the respective amounts reported on such Person's balance sheet as of such date with respect to any series of preferred stock (other than Disqualified Stock) that by its terms is not entitled to the payment of dividends unless such dividends may be declared and paid only out of net earnings in respect of the year of such declaration and payment, but only to the extent of any cash received by such Person upon issuance of such preferred stock, less the cost of treasury stock and the principal amount of any promissory notes receivable from the sale of common stock or preferred stock (other than Disqualified Stock), all of the foregoing determined in accordance with GAAP (excluding the effects of foreign currency exchange adjustments under Financial Accounting Standards Board Statement of Financial Accounting Standards No. 52).

        "Credit Facility" means that Credit Agreement, dated as of November 23, 1999, among Merrill Communications, as borrower, Merrill, as guarantor, various financial institutions party thereto, and DLJ Capital Funding, Inc., as syndication agent, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and, in each case, as amended, modified, renewed, refunded, replaced or refinanced from time to time, including any agreement:

  (1)
  extending or shortening the maturity of any Indebtedness incurred thereunder or contemplated thereby;

  (2)
  adding or deleting lenders, borrowers or guarantors thereunder;

  (3)
  increasing the amount of Indebtedness incurred thereunder or available to be borrowed thereunder, provided that on the date that Indebtedness is incurred it would not be prohibited by the covenant described under the caption "—Incurrence of Indebtedness and Issuance of Preferred Stock"; or

  (4)
  otherwise altering the terms and conditions thereof.

        "Default" means any event that is or with the passage of time or the giving of notice or both would be an Event of Default.

        "Disqualified Stock" means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable), or upon the happening of any event (other than any event solely within the control of the issuer thereof), matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, is exchangeable for Indebtedness (except to the extent exchangeable at the option of that Person subject to the terms of any debt instrument to which that Person is a party) or redeemable at the option of the holder thereof, in whole or in part, on or prior to the date on which the Class A Senior Subordinated Notes or the Class B Senior Subordinated Notes, as applicable, mature; provided that any Capital Stock that would constitute Disqualified Stock solely because the holders thereof have the right to require the issuer to repurchase that Capital Stock upon the occurrence of a Change of Control or an Asset Sale shall not constitute Disqualified Stock if the terms of that Capital Stock provide that the issuer may not repurchase or redeem any such Capital Stock pursuant to those provisions unless that repurchase or redemption complies with the covenant described under the caption "—Covenants—Restricted Payments," and provided further that, if that Capital Stock is issued to any plan for the benefit of employees of Merrill or its Subsidiaries or by any such plan to those employees, that Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by Merrill in order to satisfy applicable statutory or regulatory obligations.

        "DLJ Merchant Banking Funds" means DLJ Merchant Banking Partners II, L.P. and its Affiliates.

        "Domestic Subsidiary" means a Subsidiary that is organized under the laws of the United States or any State, district or territory thereof.

        "EBITDA" means, with respect to any Person for any period, the sum of Consolidated Net Income of that Person and its Restricted Subsidiaries for that period, plus

  (1)
  the amount deducted in determining Consolidated Net Income representing (i) net periodic post-retirement benefits paid in cash and (ii) non-cash charges or expenses, including depreciation and amortization (excluding any non-cash charges representing an accrual of or reserve for cash charges to be paid within the next twelve months and any non-cash charges representing reversals of items increasing Consolidated Net Income in any prior period), plus

  (2)
  the amount deducted in determining Consolidated Net Income representing income taxes (whether paid or deferred), plus

  (3)
  the amount deducted in determining Consolidated Net Income representing Consolidated Interest Expense, plus

  (4)
  the amount deducted in determining Consolidated Net Income representing any net loss realized in connection with any sale, lease, conveyance or other disposition of any asset (other than in the ordinary course of business or from Merrill or any of its Restricted Subsidiaries to Merrill or any of its Restricted Subsidiaries) or any extraordinary or non-recurring loss, plus

  (5)
  for Merrill's fiscal year ended January 31, 2002, the amount deducted in determining Consolidated Net Income representing the amount of severance and restructuring costs expended or charges incurred by Merrill or any of its Restricted Subsidiaries (all taken in accordance with GAAP), including, without limitation, transaction fees, and professional fees and expenses associated with various proposed restructurings of the obligations of Merrill or any of its Restricted Subsidiaries, in an amount not to exceed $8.0 million in the aggregate for such fiscal year and $1.6 million for the fourth quarter of such fiscal year, plus

  (6)
  for Merrill's fiscal year ended January 31, 2003, the amount deducted in determining Consolidated Net Income representing the amount of severance and restructuring costs expended or charges incurred by Merrill or any of its Restricted Subsidiaries (all taken in accordance with GAAP), including, without limitation, transaction fees, and professional fees and expenses associated with the Restructuring; provided, however, that the amount attributable to severance costs shall not exceed $2.0 million in the aggregate, and the amount attributable to restructuring costs shall not exceed $7.605 million in the aggregate for such fiscal year, $1.488 million for the first quarter of such fiscal year, $1.545 million for the second quarter of such fiscal year (provided, however, that if the Closing Date shall occur during the second quarter of such fiscal year, then $6.117 million for such quarter), $4.572 million for the third quarter of such fiscal year and $0.0 for the fourth quarter of such fiscal year, minus

  (7)
  the amount included in determining Consolidated Net Income representing any net gain realized in connection with any sale, lease, conveyance or other disposition of any asset (other than in the ordinary course of business or from Merrill or any of its Restricted Subsidiaries to Merrill or any of its Restricted Subsidiaries) or any extraordinary gain.

        "Eligible Institution" means a commercial banking institution that has combined capital and surplus not less than $100.0 million or its equivalent in foreign currency, whose short-term debt is rated "A-3"

or higher according to S&P or "P-2" or higher according to Moody's or carrying an equivalent rating by a nationally recognized rating agency if both of the two named rating agencies cease publishing ratings of investments.

        "Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

        "Existing Indebtedness" means Indebtedness or Disqualified Stock of Merrill and its Restricted Subsidiaries (other than Indebtedness under the Credit Facility) in existence on the date of the New Senior Subordinated Notes Indentures, until those amounts are repaid.

        "Fixed Charges" means, with respect to any Person for any period, the Consolidated Interest Expense of that Person for that period.

        "Fixed Charge Coverage Ratio" means, with respect to any Person for any period, the ratio of the EBITDA of that Person for that period (exclusive of amounts attributable to discontinued operations, as determined in accordance with GAAP, or operations and businesses disposed of prior to the Calculation Date (as defined below)) to the Fixed Charges of that Person for that period (exclusive of amounts attributable to discontinued operations, as determined in accordance with GAAP, or operations and businesses disposed of prior to the Calculation Date).

        In the event that the referent Person or any of its Subsidiaries incurs, assumes, guarantees or redeems any Indebtedness (other than revolving credit borrowings) or issues or redeems preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the "Calculation Date"), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to that incurrence, assumption, guarantee or redemption of Indebtedness, or that issuance or redemption of preferred stock and the use of the proceeds therefrom, as if the same had occurred at the beginning of the applicable four-quarter reference period.

        In addition, for purposes of making the computation referred to above, acquisitions that have been made by Merrill or any of its Subsidiaries, including all mergers or consolidations and any related financing transactions, during the four-quarter reference period or subsequent to that reference period and on or prior to the Calculation Date shall be deemed to have occurred on the first day of the four-quarter reference period and EBITDA for that reference period shall be calculated to include the EBITDA of the acquired entities on a pro forma basis after giving effect to cost savings reasonably expected to be realized in connection with that acquisition, as determined in good faith by an officer of Merrill (regardless of whether those cost savings could then be reflected in pro forma financial statements under GAAP, Regulation S-X promulgated by the SEC or any other regulation or policy of the SEC).

        "Foreign Credit Facilities" means any Indebtedness of a Restricted Subsidiary organized or having its principal place of business outside the United States.

        "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the date of the New Senior Subordinated Notes Indentures.

        "Government Securities" means direct obligations of, or obligations guaranteed by, the United States of America, and the payment for which the United States pledges its full faith and credit.

        "guarantee" means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, letters of credit or reimbursement agreements in respect thereof), of all or any part of any Indebtedness.

        "Guarantors" means (i) each Wholly Owned Restricted Subsidiary of Merrill on the date of the New Senior Subordinated Notes Indentures that is a Domestic Subsidiary and (ii) any other Subsidiary that executes a Guarantee of the New Senior Subordinated Notes in accordance with the provisions of the New Senior Subordinated Notes Indentures.

        "Hedging Obligations" means, with respect to any Person, the obligations of that Person under (a) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements, (b) forward foreign exchange contracts or currency swap agreements, (c) other agreements or arrangements designed to protect that Person against fluctuations in interest rates or currency values and (d) agreements designed to protect that Person against fluctuations in raw material prices, including paper.

        "Indebtedness" means, with respect to any Person, any indebtedness of that Person in respect of borrowed money or evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof) or bankers' acceptances or representing Capital Lease Obligations or the balance deferred and unpaid of the purchase price of any property or representing any Hedging Obligations, except any such balance that constitutes an accrued expense, trade payable or customer contract advances, if and to the extent any of the foregoing Indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of that Person prepared in accordance with GAAP, as well as all Indebtedness of others secured by a Lien on any asset of that Person (whether or not that Indebtedness is assumed by that Person) and, to the extent not otherwise included, the guarantee by that Person of any Indebtedness of any other Person, provided that Indebtedness shall not include the pledge by Merrill of the Capital Stock of an Unrestricted Subsidiary of Merrill to secure Non-Recourse Debt of that Unrestricted Subsidiary.

        The amount of any Indebtedness outstanding as of any date shall be:

  (1)
  the accreted value thereof, in the case of any Indebtedness that does not require current payments of interest; and

  (2)
  the principal amount thereof (together with any interest thereon that is more than 30 days past due), in the case of any other Indebtedness, provided that the principal amount of any Indebtedness that is denominated in any currency other than United States dollars shall be the amount thereof, as determined pursuant to the foregoing provision, converted into United States dollars at the Spot Rate in effect on the date that Indebtedness was incurred or, if that indebtedness was incurred prior to the date of the New Senior Subordinated Notes Indentures, the Spot Rate in effect on the date of the New Senior Subordinated Notes Indentures.

        "Investments" means, with respect to any Person, all investments by that Person in other Persons, including Affiliates, in the forms of direct or indirect loans (including guarantees by the referent Person of, and Liens on any assets of the referent Person securing, Indebtedness or other obligations of other Persons), advances or capital contributions (excluding (i) commission, travel and similar advances to officers and employees made in the ordinary course of business and (ii) extensions of trade credit on commercially reasonable terms in accordance with normal trade practices), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP; provided that an investment by Merrill for consideration consisting of common equity securities of Merrill shall not be deemed to be an Investment.

        If Merrill or any Restricted Subsidiary of Merrill sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of Merrill such that, after giving effect to any such sale or disposition, that Person is no longer a Subsidiary of Merrill, Merrill shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Equity Interests of that Restricted Subsidiary not sold or disposed of in an amount determined as provided in the final three paragraphs of the covenant described under the caption "—Restricted Payments."

        "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of that asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction.

        "Management Loans" means one or more loans by Merrill to employees, independent contractors and/or directors of Merrill and any of its Restricted Subsidiaries to finance the purchase by such employees, independent contractors and directors of common stock of Merrill.

        "Net Proceeds" means the aggregate cash proceeds received by Merrill or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of, without duplication,

  (1)
  the direct costs relating to that Asset Sale, including, without limitation, legal, accounting and investment banking fees, and sales commissions, recording fees, title transfer fees and appraiser fees and cost of preparation of assets for sale, and any relocation expenses incurred as a result thereof;

  (2)
  taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements);

  (3)
  amounts required to be applied to the repayment of Indebtedness (other than revolving credit Indebtedness incurred pursuant to the Credit Facility) secured by a Lien on the asset or assets that were the subject of that Asset Sale; and

  (4)
  any reserve established in accordance with GAAP or any amount placed in escrow, in either case for adjustment in respect of the sale price of such asset or assets until such time as that reserve is reversed or that escrow arrangement is terminated, in which case Net Proceeds shall include only the amount of the reserve so reversed or the amount returned to Merrill or its Restricted Subsidiaries from that escrow arrangement, as the case may be.

        "New Senior Discount Notes" means the New Senior Discount Notes to be issued by Merrill Communications, including any additional New Senior Discount Notes to be issued to the DLJ Merchant Banking Funds, in each case, pursuant to the terms of the Restructuring.

        "Non-Recourse Debt" means Indebtedness,

  (1)
  no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit (upon notice, lapse of time or both) any holder of any other Indebtedness of Merrill or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity; and

  (2)
  as to which the lenders have been notified in writing that they will not have any recourse to the stock (other than the stock of an Unrestricted Subsidiary pledged by Merrill to secure debt of that Unrestricted Subsidiary) or assets of Merrill or any of its Restricted Subsidiaries;

provided that in no event shall Indebtedness of any Unrestricted Subsidiary fail to be Non-Recourse Debt solely as a result of any default provisions contained in a guarantee thereof by Merrill or any of its Restricted Subsidiaries if Merrill or that Restricted Subsidiary was otherwise permitted to incur that guarantee pursuant to the New Senior Subordinated Notes Indentures.

        "Obligations" means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

        "Permitted Business" means any Person engaged directly or indirectly in the communications and document services business or any business reasonably related, incidental or ancillary thereto.

        "Permitted Investments" means:

  (1)
  any Investment in Merrill or in a Restricted Subsidiary of Merrill;

  (2)
  any Investment in cash or Cash Equivalents;

  (3)
  any Investment by Merrill or any Restricted Subsidiary of Merrill in a Person, if as a result of that Investment,

  (a)
  that Person becomes a Restricted Subsidiary of Merrill; or

  (b)
  that Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, Merrill or a Wholly Owned Restricted Subsidiary of Merrill;

  (4)
  any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described under the caption "—Repurchase at the Option of Holders—Asset Sales";

  (5)
  any Investment acquired solely in exchange for Equity Interests (other than Disqualified Stock) of Merrill;

  (6)
  any Investment in a Person engaged in a Permitted Business (other than an Investment in an Unrestricted Subsidiary) having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (6) that are at that time outstanding, not to exceed 15% of Total Assets at the time of that Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

  (7)
  Investments relating to any special purpose Wholly Owned Subsidiary of Merrill organized in connection with a Receivables Facility that, in the good faith determination of the board of directors of Merrill, are necessary or advisable to effect that Receivables Facility;

  (8)
  the Management Loans;

  (9)
  Hedging Obligations permitted to be incurred under "—Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock"; and

  (10)
  any Investment acquired in exchange for the license or sale of intellectual property.

        "Permitted Liens" means:

  (1)
  Liens on property of a Person existing at the time that Person is merged into or consolidated with Merrill or any Restricted Subsidiary, provided that those Liens were not incurred in contemplation of that merger or consolidation and do not secure any property or assets of Merrill or any Restricted Subsidiary other than the property or assets subject to the Liens prior to that merger or consolidation;

  (2)
  Liens existing on the date of the New Senior Subordinated Notes Indentures;

  (3)
  Liens securing Indebtedness consisting of Capitalized Lease Obligations, purchase money Indebtedness, mortgage financings, industrial revenue bonds or other monetary obligations, in each case incurred solely for the purpose of financing all or any part of the purchase price or cost of construction or installation of assets used in the business of Merrill or its Restricted Subsidiaries, or repairs, additions or improvements to those assets, provided that:

  (a)
  those Liens secure Indebtedness in an amount not in excess of the original purchase price or the original cost of any such assets or repair, addition or improvement thereto (plus an amount equal to the reasonable fees and expenses in connection with the incurrence of that Indebtedness);

  (b)
  those Liens do not extend to any other assets of Merrill or its Restricted Subsidiaries (and, in the case of repair, addition or improvements to any such assets, that Lien extends only to the assets (and improvements thereto or thereon) repaired, added to or improved);

  (c)
  the Incurrence of that Indebtedness is permitted by "—Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock"; and

  (d)
  those Liens attach within 365 days of that purchase, construction, installation, repair, addition or improvement;

  (4)
  Liens to secure any refinancings, renewals, extensions, modifications or replacements (collectively, "refinancing") (or successive refinancings), in whole or in part, of any Indebtedness secured by Liens referred to in the clauses above so long as that Lien does not extend to any other property (other than improvements thereto);

  (5)
  Liens securing letters of credit entered into in the ordinary course of business and consistent with past business practice;

  (6)
  Liens on and pledges of the capital stock of any Unrestricted Subsidiary securing Non-Recourse Debt of that Unrestricted Subsidiary;

  (7)
  Liens securing (a) Indebtedness (including all Obligations) under the Credit Facility or any Foreign Credit Facility and (b) Hedging Obligations payable to a lender under the Credit Facility or an Affiliate thereof or to a Person that was a lender or Affiliate thereof at the time the contract was entered into to the extent such Hedging Obligations are secured by Liens on assets also securing Indebtedness (including all Obligations) under the Credit Facility;

  (8)
  Liens created by the defeasance (covenant or legal) of any Indebtedness; and

  (9)
  other Liens securing Indebtedness that is permitted by the terms of the New Senior Subordinated Notes Indentures to be outstanding having an aggregate principal amount at any one time outstanding not to exceed $50.0 million.

        "Permitted Refinancing Indebtedness" means any Indebtedness or Disqualified Stock of Merrill or any of its Restricted Subsidiaries issued within 60 days after repayment of, in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness or Disqualified Stock of Merrill or any of its Restricted Subsidiaries; provided that:

  (1)
  the principal amount (or accreted value, if applicable) or, in the case of Disqualified Stock, liquidation preference of that Permitted Refinancing Indebtedness does not exceed the principal amount of (or accreted value, if applicable) or, in the case of Disqualified Stock, liquidation preference, plus premium, if any, and accrued interest on the Indebtedness or Disqualified Stock so extended, refinanced, renewed, replaced, defeased or refunded (plus the amount of reasonable expenses incurred in connection therewith);

  (2)
  Permitted Refinancing Indebtedness has a final maturity date no earlier than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness or Disqualified Stock being extended, refinanced, renewed, replaced, defeased or refunded; and

  (3)
  in the case of Disqualified Stock or, in the case of Indebtedness, if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the Class A Senior Subordinated Notes or Class B Senior Subordinated Notes, as applicable, and Permitted Refinancing Indebtedness is subordinated in right of payment to, such New Senior Subordinated Notes on terms at least as favorable, taken as a whole, to the holders of such New Senior Subordinated Notes as those contained in the documentation governing the Disqualified Stock or Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

        "Principals" means the DLJ Merchant Banking funds, John W. Castro and Rick R. Atterbury.

        "Public Equity Offering" means

  (1)
  any issuance of common stock by Merrill, other than Disqualified Stock, and

  (2)
  any issuance of preferred stock by Merrill, other than Disqualified Stock,

that is registered pursuant to the Securities Act, other than issuances registered on Form S-8 and issuances registered on Form S-4, excluding issuances of common stock pursuant to employee benefit plans of Merrill or otherwise as compensation to employees of Merrill.

        "Receivables Facility" means one or more receivables financing facilities, as amended from time to time, pursuant to which Merrill or any of its Restricted Subsidiaries sells its accounts receivable to an Accounts Receivable Subsidiary.

        "Receivables Fees" means distributions or payments made directly or by means of discounts with respect to any participation interests issued or sold in connection with, and other fees paid to a Person that is not a Restricted Subsidiary in connection with, any Receivables Facility.

        "Related Party" means, with respect to any Principal,

  (1)
  any controlling shareholder or partner of that Principal on the date of the New Senior Subordinated Notes Indentures; or

  (2)
  any trust, corporation, partnership or other entity, the beneficiaries, shareholders, partners, owners or Persons beneficially holding (directly or through one or more Subsidiaries) a majority of the controlling interest of which consist of the Principals and/or such other Persons referred to in the immediately preceding clause (1) or this clause (2).

        "Restricted Investment" means an Investment other than a Permitted Investment.

        "Restricted Subsidiary" of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

        "Restructuring" means the transactions entered into with respect to the Credit Facility, the 12% Senior Subordinated Notes due 2009 of the Company, the New Senior Discount Notes and the preferred stock of the Company, each as consummated on the Closing Date.

        "Significant Subsidiary" means any Subsidiary that would be a "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as that Regulation is in effect on the date hereof.

        "Spot Rate" means, for any currency, the spot rate at which that currency is offered for sale against United States dollars as determined by reference to the New York foreign exchange selling rates, as published in The Wall Street Journal on that date of determination for the immediately preceding business day or, if that rate is not available, as determined in any publicly available source of similar market data.

        "Stated Maturity" means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which that payment of interest or principal was scheduled to be paid in the original documentation governing that Indebtedness, and shall not include any contingent obligations to repay, redeem or repurchase any of that interest or principal prior to the date originally scheduled for the payment thereof.

        "Subsidiary" means, with respect to any Person,

  (1)
  any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

  (2)
  any partnership or limited liability company,

  (a)
  the sole general partner or the managing general partner or managing member of which is that Person or a Subsidiary of that Person; or

  (b)
  the only general partners or managing members of which are that Person or of one or more Subsidiaries of that Person (or any combination thereof).

        "Total Assets" means the total consolidated assets of Merrill and its Restricted Subsidiaries, as shown on the most recent balance sheet (excluding the footnotes thereto) of Merrill.

        "Unrestricted Subsidiary" means any Subsidiary that is designated by the board of directors as an Unrestricted Subsidiary pursuant to a board resolution, but only to the extent that Subsidiary:

  (1)
  has no Indebtedness other than Non-Recourse Debt;

  (2)
  is not party to any agreement, contract, arrangement or understanding with Merrill or any Restricted Subsidiary of Merrill unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to Merrill or that Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of Merrill;

  (3)
  is a Person with respect to which neither Merrill nor any of its Restricted Subsidiaries has any direct or indirect obligation,

  (a)
  to subscribe for additional Equity Interests (other than Investments described in clause (7) of the definition of Permitted Investments); or

  (b)
  to maintain or preserve that Person's financial condition or to cause that Person to achieve any specified levels of operating results; and

  (4)
  has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of Merrill or any of its Restricted Subsidiaries other than guarantees that are being released upon designation.

        Any such designation by the board of directors shall be evidenced to the Trustee by filing with the Trustee a certified copy of the board resolution giving effect to that designation and an Officers' Certificate certifying that designation complied with the foregoing conditions and was permitted by the covenant described under the caption entitled "—Covenants—Restricted Payments." If, at any time, any Unrestricted Subsidiary would fail to meet the foregoing requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the New Senior

Subordinated Notes Indentures and any Indebtedness of that Subsidiary shall be deemed to be incurred by a Restricted Subsidiary of Merrill as of that date (and, if that Indebtedness is not permitted to be incurred as of that date under the covenant described under the caption entitled "—Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock," Merrill shall be in default of that covenant).

        The board of directors of Merrill may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that the designation shall be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of Merrill of any outstanding Indebtedness of that Unrestricted Subsidiary and that designation shall only be permitted if:

  (1)
  that Indebtedness is permitted under the covenant described under the caption entitled "—Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock"; and

  (2)
  no Default or Event of Default would be in existence following that designation.

        "Weighted Average Life to Maturity" means, when applied to any Indebtedness or Disqualified Stock at any date, the number of years obtained by dividing:

  (1)
  the sum of the products obtained by multiplying

  (a)
  the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal or, in the case of Disqualified Stock, liquidation preference, including payment at final maturity, in respect thereof; by

  (b)
  the number of years (calculated to the nearest one-twelfth) that will elapse between that date and the making of that payment; by

  (2)
  the then outstanding principal amount of that Indebtedness or Disqualified Stock.

        "Wholly Owned Restricted Subsidiary" of any Person means a Restricted Subsidiary of that Person all the outstanding Equity Interests or other ownership interests of which (other than directors' qualifying shares) shall at the time be owned by that Person or by one or more Wholly Owned Restricted Subsidiaries of that Person or by that Person and one or more Wholly Owned Restricted Subsidiaries of that Person.

        "Wholly Owned Subsidiary" of any Person means a Subsidiary of that Person all of the outstanding Equity Interests or other ownership interests of which (other than directors' qualifying shares) shall at the time be owned by that Person or by one or more Wholly Owned Subsidiaries of that Person.

The New Warrants

        We will issue the Series A Warrants to holders of Old Senior Subordinated Notes that validly tender and do not withdraw their Old Senior Subordinated Notes in the Exchange Offer prior to the Expiration Date. We will issue the Series B Warrants to the holders of New Senior Subordinated Notes only upon issuance by us of PIK Notes in lieu of any portion of cash interest on the New Senior Subordinated Notes. See "—Description of the New Senior Subordinated Notes—Principal, Maturity and Interest." The terms of the Series A Warrants and the Series B Warrants will be substantially identical except that:

  •
  the Series A Warrants and the Class B common stock underlying such warrants will be subject to the call options (the "Call Options") described below; and

  •
  the Series B Warrants will only be issued upon the occurrence of a Triggering Event (as defined below).

        We will issue the Series A Warrants pursuant to a warrant agreement to be dated the Closing Date between us and HSBC Bank USA, as warrant agent. We will issue the Series B Warrants pursuant to a warrant agreement to be dated the Closing Date between us and HSBC Bank USA, as warrant agent.

        The following is only a summary of the warrant agreements and may not contain all the information that is important to you. We encourage you to read the warrant agreements because they, and not this description, define your rights as a holder of the New Warrants. A copy of the warrant agreements is available upon request from Merrill. See "Available Information."

  Series A Warrants

  General

        Each Series A Warrant, when exercised, entitles the holder thereof to receive one fully paid and non-assessable share of our Class B common stock, at an exercise price (the "Exercise Price") of $0.01 per share. The Exercise Price and the number of shares of our Class B common stock are both subject to adjustment upon the occurrence of any of the events described below under the heading "Common Terms—Adjustments." The holders of the Series A Warrants will be entitled, in the aggregate, to purchase 245,500 shares of our Class B common stock. The Series A Warrants are exercisable at any time on or after the Closing Date. Unless exercised, the Series A Warrants automatically expire at 5:00 p.m. New York City time on May 1, 2009.

  Exercisability

        The Series A Warrants may be exercised by surrendering to us the warrant certificates evidencing the Series A Warrants to be exercised with the accompanying form of election to purchase properly completed and executed. Upon such exercise, the number of shares of our Class B common stock that would be obtainable upon the exercise of a Series A Warrant will be reduced so as to yield a number of Class B common stock equal to the product of (i) the number of shares of Class B common stock for which such Series A Warrant is exercisable on the exercise date and (ii) the Cashless Exercise Ratio.

        The "Cashless Exercise Ratio" will equal a fraction, the numerator of which is the excess of the Current Value (as defined below) per share of Class B common stock on the exercise date over the Exercise Price on the exercise date and the denominator of which is the Current Value per share of Class B common stock on the exercise date.

        Upon surrender of a warrant certificate representing more than one Series A Warrant in connection with an exercise, the number of shares of Class B common stock deliverable upon exercise shall be equal to the number of shares of Class B common stock issuable upon exercise of the Series A Warrants multiplied by the Cashless Exercise Ratio.

        Upon surrender of the warrant certificates, we will deliver or cause to be delivered:

  •
  if prior to the third anniversary of the Closing Date, to the warrant agent to be held in escrow for the benefit of the holder of such warrant certificate, stock certificates representing the number of whole shares of our Class B common stock to which the holder is entitled; and

  •
  otherwise, to or upon the written order of the holder of such warrant certificate, stock certificates representing the number of whole shares of our Class B common stock to which the holder is entitled.

        If less than all of the Series A Warrants evidenced by a warrant certificate are to be exercised, a new warrant certificate will be issued for the remaining number of Series A Warrants. Holders of Series A Warrants will be able to exercise their Series A Warrants only if a registration statement relating to the shares of our Class B common stock underlying the Series A Warrants is then in effect, or the exercise of these Series A Warrants is exempt from the registration requirements of the Securities Act, and these securities are qualified for sale or exempt from qualification under the applicable securities laws of the states in which the various holders of Series A Warrants, or other persons to whom it is proposed that shares of our Class B common stock be issued on exercise of the Series A Warrants, reside.

        Any shares of Class B common stock held in escrow by the warrant agent will be released from escrow and delivered to the beneficial owner thereof promptly after the third anniversary of the Closing Date.

        No fractional shares of our Class B common stock will be issued upon exercise of the Series A Warrants. To the extent permitted under our debt agreements at the time of such exercise, we will pay to the holder of the Series A Warrants at the time of exercise an amount in cash equal to the Current Value of any such fractional share of our Class B common stock, less a corresponding fraction of the Exercise Price. If any of our debt agreements at the time of such exercise would not permit such a payment, the number of shares of Class B common stock issuable to the exercising holder of the Series A Warrant will be reduced to the nearest whole number of shares.

  Call Options

        On any business day that any Designated Call Holder (as defined below) designates as a "Call Date" (which is on or after the Closing Date but not after the third anniversary of the Closing Date), any Designated Call Holder may, upon notice of not less than 30 days but not more than 60 days prior to that Call Date to the warrant agent, purchase such Designated Call Holder's pro rata share of (i) the Series A Warrants not held by a Designated Call Holder at a price per warrant equal to $15.27 (the "Warrant Call Exercise Price") or (ii) the Class B common stock issued upon exercise of any Series A Warrant and that are not held by a Designated Call Holder, at a price per share equal to $15.28 (the "Share Call Exercise Price" and, together with the Warrant Call Exercise Price, the "Call Exercise Prices"), by:

  •
  notifying the warrant agent of its exercise of the applicable Call Option (which notice is irrevocable),

  •
  depositing the aggregate Warrant Call Exercise Price for the Series A Warrants being purchased or the Share Call Exercise Price for the shares of Class B common stock being purchased, as applicable, with the warrant agent to be held in escrow pursuant to an escrow agreement reasonably satisfactory to the warrant agent, and

  •
  providing the warrant agent with certain other documents customary for a transaction of this nature.

        No Call Option may be exercised for less than 5.0% of the Series A Warrants or 5.0% of the shares of Class B common stock issued upon exercise of Series A Warrants, as applicable. Upon exercise of a Call Option for less than all Series A Warrants or shares of Class B common stock issued upon exercise of the Series A Warrants, as applicable, the warrant agent will select by lot a stated amount of warrants or shares not held by Designated Call Holders to be surrendered to the warrant agent in exchange for a pro rata portion of the applicable Call Exercise Price. The Call Exercise Prices shall be subject to adjustment upon the occurrence of any of the events described below under the heading "—Common Terms—Adjustments."

        Following its receipt of warrant or share certificates upon the exercise of any part of the Call Options, the warrant agent will surrender the warrant or share certificates to the Designated Call Holder exercising the Call Option. The Call Options may be exercised at multiple times by each Designated Call Holder until such time as there are no Series A Warrants or shares of Class B common stock issued upon exercise of Series A Warrants held by holders other than Designated Call Holders.

        "Designated Call Holder" means (i) each registered owner of Class B common shares immediately prior to the issuance of the Series A Warrants and (ii) Merrill Corporation.

  Series B Warrants

  General

        The Series B Warrants will be issued upon each issuance of PIK Notes by us in lieu of any portion of cash interest on the New Senior Subordinated Notes. Each Series B Warrant, when exercised, entitles the holder thereof to receive one fully paid and non-assessable share of our Class B common stock, at an Exercise Price of $0.01 per share. The Exercise Price and the number of shares of our Class B common stock are both subject to adjustment upon the occurrence of any of the events described below under the heading "—Common Terms—Adjustments." The Series B Warrants will be exercisable at any time on or after their issuance. Unless exercised, the Series B Warrants automatically expire at 5:00 p.m. New York City time on May 1, 2009.

        In order for the Series B Warrants to be issued, we must have first exercised our option under the New Senior Subordinated Indentures to issue PIK Notes in lieu of a portion of the cash interest on the New Senior Subordinated Notes (each such issuance being referred to as a "Triggering Event").

        Following each Triggering Event, we will issue to each holder of New Senior Subordinated Notes then outstanding a pro rata share of the number of Series B Warrants set forth opposite our EBITDA (as defined in the New Senior Subordinated Notes Indentures) for the four fiscal quarters immediately preceding the issuance of the PIK Notes that led to such Triggering Event in the table below:

Trailing 4 Fiscal Quarter EBITDA	Number of Series B Warrants
>= $65.0 million	—
>= $60.0 million and < $65.0 million	151,852
< $60.0 million	258,415

provided that, for any Triggering Event on or after the fourth anniversary of the Closing Date, each number of Series B Warrants set forth in the table above will be multiplied by 150.0%.

        We will send the warrant agent a certificate within ten business days of any such event stating that we have issued PIK Notes and setting forth our EBITDA for the applicable period. EBITDA and the applicable four quarter period will be in accordance with the terms of the New Senior Subordinated Indentures.

Exercisability

        The Series B Warrants may be exercised by surrendering to us the warrant certificates evidencing the Series B Warrants to be exercised with the accompanying form of election to purchase properly completed and executed. Upon such exercise, the number of shares of our Class B common stock that would be obtainable upon the exercise of a Series B Warrant will be reduced so as to yield a number of Class B common stock equal to the product of (i) the number of shares of Class B common stock for which such Series B Warrant is exercisable on the exercise date and (ii) the Cashless Exercise Ratio.

        The "Cashless Exercise Ratio" will equal a fraction, the numerator of which is the excess of the Current Value (as defined below) per share of Class B common stock on the exercise date over the Exercise Price on the exercise date and the denominator of which is the Current Value per share of Class B common stock on the exercise date.

        Upon surrender of a warrant certificate representing more than one Series B Warrant in connection with an exercise, the number of shares of Class B common stock deliverable upon exercise shall be equal to the number of shares of Class B common stock issuable upon exercise of the Series B Warrants multiplied by the Cashless Exercise Ratio.

        Upon surrender of the warrant certificates, we will deliver or cause to be delivered, to or upon the written order of the holder, stock certificates representing the number of whole shares of our Class B common stock to which the holder is entitled. If less than all of the Series B Warrants evidenced by a warrant certificate are to be exercised, a new warrant certificate will be issued for the remaining number of Series B Warrants.

        Holders of warrants will be able to exercise their warrants only if a registration statement relating to the shares of our Class B common stock underlying the Series B Warrants is then in effect, or the exercise of these Series B Warrants is exempt from the registration requirements of the Securities Act, and these securities are qualified for sale or exempt from qualification under the applicable securities laws of the states in which the various holders of Series B Warrants, or other persons to whom it is proposed that shares of our Class B common stock be issued on exercise of the Series B Warrants, reside.

        No fractional shares of our Class B common stock will be issued upon exercise of the Series B Warrants. To the extent permitted under our debt agreements at the time of such exercise, we will pay to the holder of the Series B Warrants at the time of exercise an amount in cash equal to the Current Value of any such fractional share of our Class B common stock, less a corresponding fraction of the Exercise Price. If any of our debt agreements at the time of such exercise would not permit such a payment, the number of shares of Class B common stock issuable to the exercising holder of the Series B Warrant will be reduced to the nearest whole number of shares.

  Common Terms

    Rights of Warrantholders

        The holders of the New Warrants have no right to vote on matters submitted to our shareholders and have no right to receive dividends. The holders of the New Warrants are not entitled to share in our assets in the event of liquidation, dissolution or the winding up of our company. In the event a bankruptcy or reorganization is commenced by or against us, a bankruptcy court may hold that unexercised New Warrants are executory contracts which may be subject to rejection by us with approval of the bankruptcy court, and the holders of the New Warrants may, even if sufficient funds are available, receive nothing or a lesser amount as a result of any such bankruptcy case than they would be entitled to if they had exercised their New Warrants prior to the commencement of any such case.

    Adjustments

        The number of shares of our Class B common stock purchasable upon the exercise of the New Warrants, the Exercise Price and, in the case of the Series A Warrants, the Call Exercise Prices, are subject to adjustment if particular events occur, including:

  (1)
  the payment by us of dividends and other distributions in the form of capital stock on our common stock;

  (2)
  subdivisions, combinations and reclassifications of our common stock;

  (3)
  the issuance to all holders of our common stock of rights, options or warrants entitling them to subscribe for shares of our common stock or securities convertible into, or exchangeable or exercisable for, shares of our common stock at a price which is less than the fair market value per share (as defined below) of our common stock;

  (4)
  some distributions to all holders of our common stock of any of our assets or debt securities or any rights or warrants to purchase any such securities, but excluding those rights and warrants referred to in clause (3) above;

  (5)
  the issuance of shares of our common stock for consideration per share less than the then fair market value per share of our common stock, but excluding securities issued in transactions referred to in clauses (1) through (4) above or (6) below and subject to some other exceptions including:

  •
  grants (or exercises) of options or other rights to purchase shares of common stock or the issuance of shares of common stock to our directors, advisors, employees or consultants pursuant to a stock option plan, restricted stock plan, investment plan or other agreement approved by the board of directors;

  •
  issuances of shares of Class B common stock upon exercise of the warrants issued with the Old Senior Preferred Stock in November 1999;

  •
  issuances of shares of Class B common stock upon exercise of the warrants issued with the Old Senior Subordinated Notes in November 1999;

  •
  in the case of the Series A Warrants, issuances of shares of Class B common stock upon exercise of the Series B Warrants;

  •
  in the case of the Series B Warrants, issuances of shares of Class B common stock upon exercise of the Series A Warrants; and

  •
  issuances of shares of Class B common stock upon exercise of the Series C Warrants or the Series D Warrants; and

  (6)
  the issuance of securities convertible into or exchangeable for shares of our common stock for a conversion or exchange price plus consideration received upon issuance less than the then fair market value per share of our common stock at the time of issuance of this convertible or exchangeable security, but excluding securities issued in transactions referred to in clauses (1) through (4) above or this paragraph (6) and subject to some other exceptions including grants (or exercises) of options or other rights to purchase shares of common stock or the issuance of shares of common stock to our directors, advisors, employees or consultants pursuant to a stock option plan, restricted stock plan, investment plan or other agreement approved by the board of directors.

        Adjustments to the Exercise Price and the Call Exercise Prices will be calculated to the nearest cent. No adjustment need be made for any of the foregoing transactions if holders of New Warrants issued are to participate in the transaction on a basis and with notice that the board of directors determines to be fair and appropriate in light of the basis and notice and on which other holders of our common stock participate in the transaction.

        "Disinterested director" means, in connection with any issuance of securities that gives rise to a determination of the fair market value thereof, each member of our board of directors who is not an officer, employee, director or other affiliate of the party to whom we are proposing to issue the securities giving rise to the determination.

        "Fair market value" per security at any date of determination will be:

  •
  in connection with a sale to a party that is not an affiliate of ours in an arm's-length transaction, the price per security at which this security is sold; and

  •
  in connection with any sale to an affiliate of ours,

  (a)
  the last price per security at which this security was sold in an arm's-length transaction within the three-month period preceding the date of determination; or

  (b)
  if clause (a) is not applicable, the fair market value of the security determined in good faith by (i) a majority of our board of directors, including a majority of the disinterested directors,

    and approved in a board resolution delivered to the warrant agent, or (ii) a nationally recognized investment banking, appraisal or valuation firm, which is not an affiliate of us, in each case taking into account, among all other factors deemed relevant by the board of directors or the investment banking, appraisal or valuation firm, the trading price of the security on any national securities exchange or automated quotation system on which the security is traded, but without giving effect to any private company or minority discount.

        No adjustment to the Exercise Price or the Call Exercise Prices will be required unless the adjustment would require an increase or decrease of at least one percent (1.0%) in the number of shares of Class B common stock purchasable, the Exercise Price or the Call Exercise Prices; provided, however, that any adjustment that is not made will be carried forward and taken into account in any subsequent adjustment.

        In the case of particular consolidations or mergers of our company, or the sale of all or substantially all of our assets to another corporation:

  •
  each New Warrant will thereafter be exercisable for the right to receive the kind and amount of shares of stock or other securities or property to which the holder would have been entitled as a result of the consolidation, merger or sale had the New Warrants been exercised immediately prior thereto; and

  •
  the person formed by or surviving any consolidation or merger (if other than the company) or to which the sale shall have been made will assume our obligations under the warrant agreement.

    Reservation of Shares

        We have authorized and reserved for issuance and will at all times reserve and keep available that number of shares of our Class B common stock as will be issuable upon the exercise of all outstanding New Warrants. These shares of our Class B common stock, when paid for and issued, will be duly and validly issued, fully paid and non-assessable, free of preemptive rights and free from all taxes, liens, charges and security interests with respect to the issuance thereof.

    Amendment

        From time to time, we and HSBC Bank USA, as warrant agent, without the consent of the holders of the New Warrants, may amend or supplement the warrant agreements for particular purposes, including curing defects or inconsistencies or making any change that does not adversely affect the legal rights of any holder. Any amendment or supplement to the warrant agreements that adversely affects the legal rights of the holders of the Series A Warrants or Series B Warrants, as applicable, will require the written consent of the holders of a majority of the then outstanding Series A Warrants or Series B Warrants, as applicable, but excluding New Warrants held by us or any of our affiliates. The consent of each holder of the New Warrants affected will be required for any amendment pursuant to which the exercise price would be increased or the number of shares of our Class B common stock purchasable upon exercise of the New Warrants would be decreased, other than particular adjustments provided for in the warrant agreement.

  Definitions

        "Current Value" means:

        (i)    if the Class B common stock is registered under the Exchange Act, and has traded on the Nasdaq National Market or a national securities exchange for not less than 30 consecutive trading days, the average of the daily closing sale prices for that security, for the 30 consecutive trading days immediately preceding that date,

        (ii)  if clause (i) above is not applicable, the price paid for the Class B common stock in an arm's length transaction where (x) DLJMB sells 50% or more of the Class B common stock beneficially owned by it, (y) substantially all of our assets (in one transaction or a series of related transactions) are sold, leased or exchanged (directly or indirectly) or (z) as a result of a merger, consolidation or otherwise, our shareholders immediately prior to such transaction no longer have beneficial ownership (as defined in Rule 13d-3 of the Exchange Act) of more than 50% of the combined voting power of the surviving corporation's outstanding securities ordinarily having the right to vote at elections of directors,

        (iii)  if neither clause (i) nor (ii) above is applicable, the value per share of Class B common stock, as determined in good faith by our board of directors, or any committee thereof, for purposes of repurchases of shares of Class B common stock pursuant to our Direct Investment Plan dated as of December 20, 1999, as in effect on that date and evidenced by a resolution, dated not more than six months prior to that date, of our board of directors or that committee, and

        (iv)  if none of clauses (i), (ii) or (iii) above is applicable, $22.00.

DESCRIPTION OF CAPITAL STOCK

        Our authorized capital stock consists of 25,000,000 shares of voting common stock, par value $.01 per share, 10,000,000 shares of voting Class B common stock, par value $.01 per share, and 500,000 shares of Old Preferred Stock. The following is a summary of the material rights and privileges pertaining to our capital stock. For a full description of our capital stock, we refer you to our articles of incorporation, a copy of which is available upon written request.

Voting Common Stock

        As of April 30, 2002, there were no shares of our voting common stock outstanding. Subject to the preferential rights of our Class B common stock and preferred stock, any shares of voting common stock outstanding from time to time will be entitled to participate equally in any distribution of net assets made to the shareholders in liquidation of our company and will be entitled to participate equally in dividends as and when declared by the board of directors. There are no redemption, sinking fund, conversion or preemptive rights with respect to the shares of our voting common stock. All shares of our voting common stock have equal rights and preferences. The holders of our voting common stock are entitled to one vote for each share held of record on all matters voted upon by shareholders and may not cumulate votes for the election of directors.

Class B Common Stock

        As of April 30, 2002, there were 5,273,513 shares of our Class B common stock outstanding. Our Class B common stock is identical in all respects to our voting common stock and has equal rights and privileges, except that the Class B common stock, with respect to rights on liquidation, winding up or dissolution of our company, ranks prior to the voting common stock. Subject to the preferential rights of our preferred stock, in the event of any voluntary or involuntary liquidation, dissolution or winding up of our company, the holders of outstanding shares of our Class B common stock are entitled to receive out of our assets available for distribution to shareholders, before any distribution of assets will be made to the holders of shares of common stock, an amount equal to $1.00 per outstanding share of Class B common stock. After amounts payable with respect to the holders of our Class B common stock of the full preferential amount in connection with any liquidation, winding up or dissolution of our company, the holders of our Class B common stock and voting common stock will share on a pro rata basis in any distribution of our assets, subject to the preferential rights of the preferred stock.

The New Preferred Stock

        Pursuant to the terms of the Preferred Stock Amendment, we will amend the certificate of designations (the "Certificate of Designations") relating to our existing 14.5% Senior Preferred Stock, or Old Preferred Stock. We refer to the Preferred Stock due 2011 that we will have outstanding following consummation of the Preferred Stock Amendment as the "New Preferred Stock."

        The following is only a summary of the Certificate of Designations as amended by the Preferred Stock Amendment and may not contain all the information that is important to you. We encourage you to read the Certificate of Designations.

  General

        We are authorized to issue 500,000 shares of preferred stock, par value $0.01 per share. As of June 30, 2002, 500,000 shares of Old Preferred Stock were outstanding. The New Preferred Stock will be substantially identical to the Old Preferred Stock except that:

  •
  the 14.5% dividends will be permanently eliminated commencing on the Closing Date;

  •
  the liquidation preference of the New Preferred Stock will cease to accrete after the Closing Date;

  •
  we will have the right to redeem the New Preferred Stock at 101% of the liquidation preference at any time following the Closing Date; and

  •
  because of the elimination of dividends, holders of the New Preferred Stock will no longer have the right to elect two additional directors upon our failure to pay dividends for four consecutive or six total quarters, but will retain the right to elect two directors under certain circumstances (see "—Voting Rights; Election of Directors)

The liquidation preference of the New Preferred Stock will be equal to the accreted value of the Old Preferred Stock at the Closing Date. Assuming we consummate the Preferred Stock Amendment on August 14, 2002, the liquidation preference of the New Preferred Stock will be equal to $117.94 per share.

  Dividends

        Dividends, whether payable in cash or in kind, will be permanently eliminated commencing on the Closing Date.

  Optional Redemption

        We will have the right at any time following the Closing Date to redeem the New Preferred Stock at a redemption price per share equal to 101% of the liquidation preference thereof.

  Mandatory Redemption

        The New Preferred Stock will be subject to mandatory redemption (subject to the legal availability of funds) in whole on November 15, 2011, at a price, payable in cash, equal to the liquidation preference thereof.

  Liquidation Preference

        If we voluntarily or involuntarily liquidate, dissolve or wind-up our operations, the holders of New Preferred Stock will be entitled to be paid the liquidation preference of the New Preferred Stock out of our assets available for distribution before any distribution is made on any junior securities, including our common stock. After payment of this liquidation amount in full, the holders of shares of New Preferred Stock will not be entitled to any further participation in any distribution of assets.

        If, upon our voluntary or involuntary liquidation, dissolution or winding up, the assets distributable among the holders of New Preferred Stock and any parity securities are insufficient to pay the liquidation preference in full, those assets will be distributed among the holders of New Preferred Stock and any parity securities ratably in accordance with the amounts that would be payable on such New Preferred Stock and any parity securities, assuming all amounts payable were paid in full.

        "Junior securities" means all of our classes of capital stock, including our common stock, established after the Closing Date, the terms of which provide that such class will rank junior to the New Preferred Stock or the terms of which do not specify any rank relative to the New Preferred Stock, with respect to dividends or upon liquidation, dissolution, winding up or otherwise.

        "Parity securities" means all of our classes of capital stock established after the Closing Date, which ranks on a parity with the New Preferred Stock, with respect to dividends or upon liquidation, dissolution, winding up or otherwise.

  Voting Rights; Election of Directors

        The holders of a majority of the outstanding shares of New Preferred Stock, together with the holders of any parity securities, voting as a single class, will be entitled to elect two additional directors, if we:

  (1)
  fail to discharge the mandatory redemption provision,

  (2)
  fail to redeem or provide notice of redemption in the event of a change of control,

  (3)
  without the consent or vote of at least a majority of the outstanding shares of New Preferred Stock,

  •
  amend, alter or repeal any provision of the Articles of Incorporation that adversely affects the preferences, rights or powers of the New Preferred Stock or

  •
  create, authorize or issue any class of stock ranking prior to, or on a parity with, the New Preferred Stock regarding dividends or upon liquidation, dissolution, winding up or otherwise, or

  (4)
  breach or violate the provisions of certain covenants in the Certificate of Designations.

  Other Provisions

        In general, all other provisions in the Certificate of Designations, including those relating to ranking and covenants that restrict, among other things, our ability to merge, sell assets or enter into transactions with affiliates, will remain the same.

  Certificated Preferred Stock

        We will issue certificated New Preferred Stock in exchange for Old Preferred Stock, and the certificates will bear a legend which sets forth the transfer restrictions.

Old Preferred Stock Warrants

        Together with our Old Preferred Stock, we have issued warrants (the "Old Preferred Stock Warrants") to purchase 344,263 shares of our Class B common stock. Each warrant entitles the holder to purchase one share of our Class B common stock at an exercise price of not less than $0.01 per share, subject to customary antidilution provisions, and other customary terms. The warrants are exercisable at any time prior to 5:00 p.m., New York City time, on November 15, 2011. The exercise of the warrants are also subject to applicable federal and state securities laws.

Other Warrants

        In connection with the offering of the Old Senior Subordinated Notes in November 1999, we issued warrants to purchase an aggregate of 172,182 shares of our Class B common stock (of which warrants to purchase 6,149 shares of Class B common stock are held by us). Each warrant entitles the holder, subject to certain conditions, to purchase 1.22987 shares of our Class B common stock at an exercise price of $22.00 per share, subject to adjustment under certain circumstances. The warrants are exercisable on or after November 1, 2001 and expire on May 1, 2009.

The Preferred Warrants

        We will issue the Series C Warrants and the Series D Warrants to the holders of New Preferred Stock only upon the Current Value of our Class B common stock exceeding a Minimum Equity Value (as defined below). The terms of the Series C Warrants and the Series D Warrants will be substantially identical except that the required Minimum Equity Value for issuance will be different for each such warrant.

        We will issue the Series C Warrants pursuant to a warrant agreement to be dated the Closing Date, between us and HSBC Bank USA, as warrant agent. We will issue the Series D Warrants pusuant to a warrant agreement to be dated the Closing Date between us and HSBC Bank USA, as warrant agent.

        In order for the Series C Warrants or Series D Warrants to be issued to a holder of New Preferred Stock, the Current Value (as defined below) per share of our Class B common stock, on a fully diluted basis, pro forma for the exercise of all Series C Warrants and, in the case of the Series D Warrants, all Series D Warrants, must exceed the minimum equity value (the "Minimum Equity Value") applicable for the issuance of such warrant. In such event, we will issue to the holders of the New Preferred Stock, pro rata, such number of Series C Warrants or Series D Warrants, as applicable, as will, when exercised, result in the issuance of Class B common stock to the holders of the New Preferred Stock equal to 3.75% of our fully diluted shares of Class B common stock outstanding immediately prior to the Closing Date.

  Series C Warrants

        Each Series C Warrant, when exercised, entitles the holder thereof to receive one fully paid and non-assessable share of our Class B common stock, at an exercise price (the "Preferred Warrants Exercise Price") of $0.01 per share. The Exercise Price and the number of shares of our Class B common stock are both subject to adjustment upon the occurrence of any of the events described below under the heading "Common Terms." The Series C Warrants will be immediately exercisable upon their issuance. The Minimum Equity Value for issuance of the Series C Warrants is $15.00 per share of Class B common stock. Unless exercised, the Series C Warrants automatically expire at 5:00 p.m. New York City time on the tenth anniversary of the Closing Date.

  Series D Warrants

        Each Series D Warrant, when exercised, entitles the holder thereof to receive one fully paid and non-assessable share of our Class B common stock, at an Preferred Warrants Exercise Price of $0.01 per share. The Preferred Warrants Exercise Price and number of shares of our Class B common stock are both subject to adjustment upon the occurrence of any of the events described below under the heading "Common Terms." The Series D Warrants will be immediately exercisable upon their issuance. The Minimum Equity Value for the issuance of the Series D Warrants is $22.00 per share of Class B common stock. Unless exercised, the Series D Warrants automatically expire at 5:00 p.m. New York City time on the tenth anniversary of the Closing Date.

  Common Terms

        The Preferred Warrants Exercise Price may be paid in the form of cash or through a cashless exercise feature.

        The number of shares of our Class B common stock purchasable upon the exercise of the Preferred Warrants and the Preferred Warrants Exercise Price are subject to adjustment if particular events occur.

        We have authorized and reserved for issuance and will at all times reserve and keep available that number of shares of our Class B common stock as will be issuable upon the exercise of all outstanding Preferred Warrants. These shares of our Class B common stock, when paid for and issued, will be duly and validly issued, fully paid and non-assessable, free of preemptive rights and free from all taxes, liens, charges and security interests with respect to the issuance thereof.

        "Current Value" means:

        (i)    if the Class B common stock is registered under the Exchange Act and has traded on the Nasdaq National Market or a national securities exchange for not less than 30 consecutive trading days, the average of the daily closing sale prices for that security, for the 30 consecutive trading days immediately preceding that date, or

        (ii)  if the Class B common stock is not registered under the Exchange Act, the price paid for the Class B common stock in an arm's-length transaction where (x) DLJMB sells 50% or more of the Class B common stock beneficially owned by it, (y) substantially all of our assets (in one transaction or a series of related transactions) are sold, leased or exchanged (directly or indirectly) or (z) as a result of a merger, consolidation or otherwise, our shareholders immediately prior to such transaction no longer have beneficial ownership (as defined in Rule 13d-3 of the Exchange Act) of more than 50% of the combined voting power of the surviving corporation's outstanding securities ordinarily having the right to vote at elections of directors.

NOTICE TO INVESTORS AND TRANSFER RESTRICTIONS

New Senior Subordinated Notes

        Holders of Old Senior Subordinated Notes that exchange such Old Senior Subordinated Notes for New Senior Subordinated Notes pursuant to the Exchange Offer (and persons who obtain New Senior Subordinated Notes from such holders) may, unless they are our affiliate, freely transfer such New Senior Subordinated Notes upon the acquisition of such New Senior Subordinated Notes.

Series A Warrants

        By its acceptance of the Series A Warrants, each investor will be deemed to have acknowledged, represented, warranted and agreed with us as follows:

          (1)  The Series A Warrants have not been registered under the Securities Act or any U.S. securities laws, and they are being offered in transactions not requiring registration under the Securities Act. The Series A Warrants may not be reoffered, resold, pledged or otherwise transferred except:

            (a)  to a person whom the purchaser reasonably believes is a qualified institutional buyer, as defined in Rule 144A under the Securities Act, in a transaction meeting the requirements of Rule 144A;

            (b)  in an offshore transaction complying with Rule 903 or Rule 904 of Regulation S;

            (c)  pursuant to an exemption from registration under Rule 144 of the Securities Act (if available);

            (d)  to an institutional "accredited investor," as defined in Rule 501 (a) (1), (2), (3) or (7) of Regulation D under the Securities Act, that, prior to such transfer, furnishes the warrant agent a signed letter containing certain representations and agreements relating to the transfer of the Series A Warrants and an opinion of counsel acceptable to us that such transfer is in compliance with the Securities Act;

            (e)  in accordance with another exemption from the registration requirements of the Securities Act based upon an opinion of counsel acceptable to us;

            (f)    to us or any of our subsidiaries; or

            (g)  pursuant to an effective registration statement under the Securities Act;

  in each case, in accordance with all applicable U.S. state securities laws or any other applicable jurisdiction.

          The investor will, and each subsequent holder is required to, notify any subsequent purchaser from it of the resale restrictions set forth in the preceding sentence. No representation is being made as to the availability of the exemption provided by Rule 144 for resales of the Series A Warrants.

          (2)  It agrees to be bound by the terms of the Series A Warrants and the warrant agreement pursuant to which the Series A Warrants were issued, including the call options relating to the Series A Warrants and shares of Class B common stock issuable upon exercise of the Series A Warrants.

          (3)  It is relying on the information contained in this Offering Circular in making its investment decision with respect to the Series A Warrants. It acknowledges that no representation or warranty is made by us as to the accuracy or completeness of such materials. It further acknowledges that none of us or any person representing us has made any representation to it with respect to us or the offering or sale of any Series A Warrants other than the information contained in this Offering Circular. It has had access to such financial and other information concerning us and the Series A Warrants as it has deemed necessary in connection with its decision to purchase any of the Series A Warrants, including an opportunity to ask questions of and request information from us.

          (4)  It understands that, until registered under the Securities Act, the Series A Warrants and the shares of Class B common stock into which each Series A Warrant is exercisable will bear a legend to the following effect until the third anniversary of the Closing Date.

            "THIS SECURITY (AND ANY PREDECESSOR) HAS NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND, ACCORDINGLY, MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED WITHIN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, UNITED STATES PERSONS, EXCEPT AS SET FORTH IN THE NEXT SENTENCE. BY ITS ACQUISITION HEREOF OR OF A BENEFICIAL INTEREST HEREIN, THE HOLDER:

            (1)  REPRESENTS THAT (A) IT IS A "QUALIFIED INSTITUTIONAL BUYER" (AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT) (A "QIB"), (B) IT HAS ACQUIRED THIS SECURITY IN AN OFFSHORE TRANSACTION IN COMPLIANCE WITH REGULATION S UNDER THE SECURITIES ACT OR (C) IT IS AN INSTITUTIONAL "ACCREDITED INVESTOR" (AS DEFINED IN RULE 501(A) (1), (2), (3) OR (7) OR REGULATION D UNDER THE SECURITIES ACT (AN "IAI"),

            (2)  AGREES THAT IT WILL NOT RESELL OR OTHERWISE TRANSFER THIS SECURITY EXCEPT (A) TO MERRILL CORPORATION OR ANY OF ITS SUBSIDIARIES, (B) TO A PERSON WHOM THE SELLER REASONABLY BELIEVES IS A QIB PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QIB IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A, (C) IN AN OFFSHORE TRANSACTION MEETING THE REQUIREMENTS OF RULE 903 OR RULE 904 OF REGULATION S OF THE SECURITIES ACT, (D) IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144 UNDER THE SECURITIES ACT, (E) TO AN IAI THAT, PRIOR TO SUCH TRANSFER, FURNISHES THE WARRANT AGENT A SIGNED LETTER CONTAINING CERTAIN REPRESENTATIONS AND AGREEMENTS RELATING TO THE TRANSFER OF THIS SECURITY (THE FORM OF WHICH CAN BE OBTAINED FROM THE WARRANT AGENT) AND AN OPINION OF COUNSEL ACCEPTABLE TO MERRILL CORPORATION THAT SUCH TRANSFER IS IN COMPLIANCE WITH THE SECURITIES ACT, (F) IN ACCORDANCE WITH ANOTHER EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT (AND BASED UPON AN OPINION OF COUNSEL ACCEPTABLE TO MERRILL CORPORATION) OR (G)  PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT AND, IN EACH CASE, IN ACCORDANCE WITH THE APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR ANY OTHER APPLICABLE JURISDICTION,

            (3)  AGREES NOT TO ENGAGE IN ANY HEDGING TRANSACTION UNLESS IN COMPLIANCE WITH THE SECURITIES ACT AND

            (4)  AGREES THAT IT WILL DELIVER TO EACH PERSON TO WHOM THIS SECURITY OR AN INTEREST HEREIN IS TRANSFERRED A NOTICE SUBSTANTIALLY TO THE EFFECT OF THIS LEGEND.

    AS USED HEREIN, THE TERMS "OFFSHORE TRANSACTION" AND "UNITED STATES" HAVE THE MEANINGS GIVEN TO THEM BY RULE 902 OF REGULATION S UNDER THE SECURITIES ACT.  THE WARRANT AGREEMENT CONTAINS A PROVISION REQUIRING THE WARRANT AGENT TO REFUSE TO REGISTER ANY TRANSFER OF THIS SECURITY IN VIOLATION OF THE FOREGOING.

    THE SECURITY EVIDENCED BY THIS CERTIFICATE IS SUBJECT TO A CALL OPTION PURSUANT TO THE TERMS OF THE WARRANT AGREEMENT PURSUANT TO WHICH THE SERIES A WARRANTS WERE ISSUED, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICES OF MERRILL CORPORATION AT ONE MERRILL CIRCLE, ST. PAUL, MINNESOTA 55108."

          (5)  It represents and covenants that it is not, and is not acquiring the Series A Warrants with the assets of, or for or on behalf of, and will not sell or otherwise transfer the Series A Warrants to, any employee benefit plan as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") or other arrangement that is subject to ERISA or Section 4975 of the Code or any entity whose underlying assets include assets of such a plan pursuant to 29 C.F.R. Section 2510.3-101 or otherwise, except to the extent that the acquisition and holding of the notes:

            (a)  (i) are made solely with the assets of a bank collective investment fund and (ii) satisfy the requirements and conditions of Prohibited Transaction Class Exemption 91-38 issued by the Department of Labor;

            (b)  (i) are made solely with assets of an insurance company-pooled separate account and (ii) satisfy the requirements and conditions of Prohibited Transaction Class Exemption 90-1 issued by the Department of Labor;

            (c)  (i) are made solely with assets managed by a qualified professional asset manager and (ii) satisfy the requirements and conditions of Prohibited Transaction Class Exemption 84-14 issued by the Department of Labor;

            (d)  are made solely with assets of a governmental plan as defined in Section 3(32) of ERISA which is not subject to the provisions of Section 401 of the Code;

            (e)  (i) are made solely with assets of an insurance company general account and (ii) satisfy the requirements and conditions of Prohibited Transaction Class Exemption 95-60 issued by the Department of Labor; or

            (f)    (i) are made solely with assets managed by an in-house asset manager and (ii) satisfy the requirements and conditions of Prohibited Transaction Class Exemption 96-23 issued by the Department of Labor.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

        This discussion is a summary of certain U.S. federal income tax consequences of the Exchange Offer to holders of Old Senior Subordinated Notes that hold the Old Senior Subordinated Notes, and that, if applicable, will hold the New Securities, and any shares of our Class B common stock acquired upon exercise of New Warrants, as capital assets (generally, property held for investment). The summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed Treasury regulations, administrative pronouncements of the Internal Revenue Service ("IRS") and court decisions, all as in effect on the date hereof, and all of which are subject to change (possibly on a retroactive basis) and to different interpretations. The summary is intended for general information only, and does not describe all of the U.S. federal income tax considerations that may be relevant to the particular circumstances of holders of Old Senior Subordinated Notes, or to holders of Old Senior Subordinated Notes that may be subject to special U.S. federal income tax rules (including, for example, dealers in securities or currencies, banks and other financial institutions, partnerships and other pass-through entities, tax-exempt organizations, insurance companies, persons holding Old Senior Subordinated Notes or New Securities as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, traders in securities that elect to use a mark-to-market method of accounting and U.S. Holders, as defined below, with a functional currency other than the U.S. dollar). The summary also does not address the potential implications of state, local or non-U.S. tax laws, or any aspect of U.S. federal tax law other than income taxation.

        Holders of the Old Senior Subordinated Notes should be aware that there is uncertainty under current U.S. federal income tax law as to the appropriate treatment of some aspects of the Exchange Offer. Moreover, we have not obtained, and will not request, a ruling from the IRS in connection with the Exchange Offer. Accordingly, although this discussion represents our counsel's best judgment as to the potential U.S. federal income tax consequences of the Exchange Offer to holders of the Old Senior Subordinated Notes, no assurances can be made that the IRS will agree with the positions to be taken by us, or that a court will not sustain any challenge by the IRS in the event of litigation.

        Except where expressly stated to the contrary, this discussion assumes that both the Old Senior Subordinated Notes and the New Senior Subordinated Notes constitute indebtedness for U.S. federal income tax purposes. However, the determination of whether the Old Senior Subordinated Notes and New Senior Subordinated Notes should be characterized as indebtedness or equity under U.S. federal income tax law depends on an analysis of the facts and circumstances relating to the Old Senior Subordinated Notes, the New Senior Subordinated Notes and us. If the Old Senior Subordinated Notes and/or the New Senior Subordinated Notes were determined to represent equity interests in us for U.S. federal income tax purposes, then holders of the Old Senior Subordinated Notes could have U.S. federal income tax consequences that are different than those described below with respect to the Exchange Offer.

        HOLDERS OF OLD SENIOR SUBORDINATED NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF THE EXCHANGE OFFER, AS WELL AS OF THE OWNERSHIP AND DISPOSITION OF NEW SECURITIES.

        For purposes of this discussion, a "U.S. Holder" is a beneficial owner of Old Senior Subordinated Notes or New Securities that, for U.S. federal income tax purposes, is (i) an individual who is a citizen or resident alien of the United States, (ii) a corporation (including an entity taxable as a corporation) or partnership created under the laws of the United States or of any political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source or (iv) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) the trust has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person. Correspondingly, a "Non-U.S. Holder" is a beneficial owner of Old Senior Subordinated Notes or New Securities that is not a U.S. Holder. If a partnership holds Old Senior Subordinated Notes or New Securities, the U.S. federal income tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. Partners of a partnership holding Old Senior Subordinated Notes or New Securities should consult their own tax advisors.

U.S. Federal Income Tax Consequences to U.S. Holders

  The Exchange Offer

  Exchanging U.S. Holders

        The U.S. federal income tax consequences to U.S. Holders who exchange their Old Senior Subordinated Notes for New Securities and cash pursuant to the Exchange Offer will depend on whether or not such exchange qualifies as a "recapitalization" under the Code. In general, the Code requirements for recapitalization treatment will be met so long as both the Old Senior Subordinated Notes and the New Senior Subordinated Notes are considered securities for U.S. federal income tax purposes. In this regard, the term "securities" is not clearly defined under current U.S. federal income tax law; instead, the status of a debt instrument as a security typically is determined based upon an overall evaluation of the nature of the debt instrument, the term to maturity of the debt instrument, the extent of the investor's proprietary interest in the issuer of the debt instrument and certain other factors. Although the matter is not free from doubt, we believe that both the Old Senior Subordinated Notes and New Senior Subordinated Notes will constitute securities for U.S. federal income tax purposes and, thus, that the exchange of Old Senior Subordinated Notes for New Securities and cash pursuant to the Exchange Offer will qualify as a recapitalization under the Code.

        Based on such recapitalization treatment:

  •
  Subject to the discussion below regarding cash and other amounts attributable to accrued but previously unpaid interest, a U.S. Holder would not recognize taxable gain or loss in respect of the exchange of Old Senior Subordinated Notes for New Securities pursuant to the Exchange Offer, except that gain (measured by the amount by which the sum of the initial issue price of the New Senior Subordinated Notes, determined in the manner described below, and the fair market value of the Series A Warrants exceeds the adjusted tax basis of the Old Senior Subordinated Notes), if any, should be recognized to the extent of the fair market value of any excess of the principal amount of the New Senior Subordinated Notes over the principal amount of the Old Senior Subordinated Notes (the "excess principal amount"). The calculation of excess principal amount is not entirely clear under current U.S. federal income tax law. In particular, such calculation might be based upon the difference between the stated principal amounts of the Old Senior Subordinated Notes and the New Senior Subordinated Notes, or alternatively, the difference between the initial issue price of the New Senior Subordinated Notes and the adjusted issue price of the Old Senior Subordinated Notes (i.e., the issue price of the Old Senior Subordinated Notes, increased by any "original issue discount" previously accrued in respect of the Old Senior Subordinated Notes and decreased by any principal payments previously made on the Old Senior Subordinated Notes). U.S. Holders should consult their own tax advisors regarding alternative interpretations of excess principal amount and the U.S. federal income tax consequences thereof.

  •
  Notwithstanding the foregoing, amounts received by a U.S. Holder pursuant to the Exchange Offer that are attributable to accrued but previously unpaid interest on the Old Senior Subordinated Notes ("accrued but unpaid interest"), including cash and New Securities, will be treated as payment of such interest. Thus, a U.S. Holder generally will be taxable on such amounts as ordinary interest income to the extent the U.S. Holder has not previously included the accrued but unpaid interest in gross income. Any amounts that are attributable to accrued but unpaid interest would not also be taken into account in computing the amount of gain, if any, recognized by a U.S. Holder in the recapitalization.

  •
  Gain recognized by a U.S. Holder in respect of the exchange of Old Senior Subordinated Notes for New Securities generally would be treated as capital gain, except to the extent attributable to accrued market discount on the Old Senior Subordinated Notes that has not previously been included in gross income by the U.S. Holder, and to the extent received in respect of accrued but unpaid interest, as discussed above (which amounts would be taxable as ordinary income). Any such capital gain would be treated as long-term capital gain if the Old Senior Subordinated Notes had been held for more than one year at the time of the exchange. Certain U.S. Holders (including individuals) are eligible for preferential rates of U.S. federal income taxation in respect of long-term capital gains.

  •
  A U.S. Holder's initial tax basis in New Securities received in exchange for Old Senior Subordinated Notes (other than New Securities treated as received in respect of accrued but unpaid interest) would equal the adjusted tax basis of the Old Senior Subordinated Notes immediately prior to the exchange, increased by the amount of gain, if any, recognized by the U.S. Holder in respect of the exchange. The initial tax basis in the New Securities will be allocated between the New Senior Subordinated Notes and Series A Warrants based on their relative fair market values. The initial tax basis of New Securities treated as received in respect of accrued but unpaid interest would equal the fair market value of such New Securities at the time of the exchange.

  •
  The holding period for the New Securities would include the period of time during which the exchanging U.S. Holder held the Old Senior Subordinated Notes, except that the U.S. Holder would begin a new holding period for New Securities that are treated as received in respect of accrued but unpaid interest and any excess principal amount of the New Senior Subordinated Notes.

        In the unlikely event that the exchange of Old Senior Subordinated Notes for New Securities fails to qualify as a recapitalization under the Code, a U.S. Holder would recognize taxable gain or loss in an amount equal to the difference between: (i) the sum of the amount of cash, the initial issue price (as defined below) of the New Senior Subordinated Notes and fair market value of the New Warrants received in the exchange (other than cash and other amounts attributable to accrued but unpaid interest, which would be taxable in the manner described above); and (ii) the U.S. Holder's adjusted tax basis in the Old Senior Subordinated Notes surrendered in the exchange. Such gain or loss generally would be capital gain or loss, except to the extent that gain is attributable to accrued market discount that has not previously been included in gross income by the U.S. Holder (which amount would be taxable as ordinary income), and would be long-term capital gain or loss if the Old Senior Subordinated Notes had been held for more than one year at the time of the exchange. Certain U.S. Holders (including individuals) are eligible for preferential rates of U.S. federal income taxation in respect of long-term capital gains. The ability of a U.S. Holder to deduct a capital loss could be subject to limitations under the Code.

  Non-Exchanging U.S. Holders

        U.S. Holders that do not exchange their Old Senior Subordinated Notes for New Securities and cash in the Exchange Offer would become subject to the Proposed Amendments to the terms of the Old Senior Subordinated Notes. Under general principles of U.S. federal income tax law, a modification to the terms of a debt instrument, whether or not evidenced by a physical surrender of the debt instrument for a newly-issued debt instrument, can be treated as an exchange in which gain or loss is realized if the modified debt instrument differs materially either in kind or in extent from the original debt instrument. In this regard, governing Treasury regulations (the "Modification Regulations") provide that, as a general rule, an exchange occurs when, based on all the facts and circumstances, and taking into account all changes in the terms of the debt instrument collectively (except for certain modifications that are subject to specific rules under the Modification Regulations), the legal rights or obligations that are altered, and the degree to which they are altered, are economically significant (a "significant modification").

        While the matter is not free from doubt, we intend to take the position that the adoption of the Proposed Amendments should not constitute a significant modification to the terms of the Old Senior Subordinated Notes. As such, U.S. Holders of Old Senior Subordinated Notes that do not participate in the Exchange Offer should not be deemed to have exchanged their Old Senior Subordinated Notes, and otherwise should not recognize income, gain or loss solely as a result of the adoption of the Proposed Amendments.

        U.S. Holders should be aware that there is uncertainty regarding the application of the Modification Regulations to the Proposed Amendments based upon all of the relevant facts and circumstances. Thus, no assurances can be given that the IRS will not be able to successfully assert that the adoption of the Proposed Amendments gives rise to a significant modification to the Old Senior Subordinated Notes. In the event that the adoption of the Proposed Amendments is treated as a "significant modification" of the Old Senior Subordinated Notes, a non-tendering U.S. Holder would be treated for U.S. federal income tax purposes as having exchanged Old Senior Subordinated Notes for modified debt instruments. While the matter is not free from doubt, such a deemed exchange should qualify as a recapitalization under the Code, in which case, a non-tendering U.S. Holder would not recognize taxable gain or loss except that amounts received by a U.S. Holder that are attributable to accrued but unpaid interest on the Old Senior Subordinated Notes, as described above, will be taxable as ordinary income.

  The New Senior Subordinated Notes

  In General

        For U.S. federal income tax purposes, we intend to treat the New Senior Subordinated Notes as contingent payment debt instruments. As such, the determination of the timing and amount of interest income that is recognized by U.S. Holders in respect of the New Senior Subordinated Notes will be governed by the Treasury regulations applicable to contingent payment debt instruments (the "CPDI Regulations"). There is a risk, however, that the IRS could assert an alternative U.S. federal income tax characterization of the New Senior Subordinated Notes, possibly including their characterization, in whole or in part, as equity interests in us.

        If the New Senior Subordinated Notes are treated as equity, then among other things, payments designated as interest would be treated as distributions, and would be taxable as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Holders should consult their own tax advisor regarding the U.S. federal income tax characterization of the New Senior Subordinated Notes and the U.S. federal income tax consequences of such characterization. The remainder of this discussion assumes that the New Senior Subordinated Notes will be treated as contingent payment debt instruments subject to the CPDI Regulations.

  Initial Issue Price

        Because we believe that a substantial amount of the New Senior Subordinated Notes will be "traded on an established market" (generally meaning that the New Senior Subordinated Notes are listed on a major securities exchange, appear on a quotation medium of general circulation or otherwise are readily quotable by dealers, brokers or traders) during the 60-day period ending 30 days after the date of the exchange of Old Senior Subordinated Notes for New Senior Subordinated Notes,

we intend to treat the initial issue price of the New Senior Subordinated Notes as equal to their fair market value at the time of the exchange.

  Original Issue Discount

        Under the CPDI Regulations, a U.S. Holder will be required to accrue interest income during each taxable year that the New Senior Subordinated Notes are held based upon the "comparable yield" described below, regardless of whether the U.S. Holder uses the cash or accrual method of tax accounting, and regardless of whether payments relating to the accrued interest are received by the U.S. Holder during the taxable year. More specifically, for each accrual period during the term of the New Senior Subordinated Notes, a U.S. Holder must accrue an amount of ordinary interest income, which will be treated as original issue discount for U.S. federal income tax purposes, equal to: (i) the product of the adjusted issue price (as defined below) of the New Senior Subordinated Notes as of the beginning of the accrual period and the comparable yield (as defined below) of the New Senior Subordinated Notes, adjusted for the length of the accrual period, (ii) divided by the number of days in the accrual period and (iii) multiplied by the number of days during the accrual period that the U.S. Holder held the New Senior Subordinated Notes. As discussed further below, a U.S. Holder also will be required to make certain adjustments to the amount of interest income accrued in respect of the New Senior Subordinated Notes.

        For purposes of determining accruals of interest (and adjustments thereto) under the CPDI Regulations, we will prepare a payment schedule that includes the actual amounts of all non-contingent payments, and the projected amounts of all contingent payments, to be made on the New Senior Subordinated Notes (which schedule must produce the comparable yield). This so-called "projected payment schedule" will include non-contingent payments of cash interest, estimates for contingent interest payments, and the payment of principal at maturity. We expect that the projected payment schedule will take into account, among other payments, the amount of accrued but unpaid interest attributable to the Old Senior Subordinated Notes, which is scheduled for payment in respect of the New Senior Subordinated Notes on December 31, 2002.

        The "comparable yield" of the New Senior Subordinated Notes will be the annual yield that we would pay, as of the initial issue date, on a fixed-rate debt instrument with no contingent payments, but with terms and conditions otherwise comparable to those of the New Senior Subordinated Notes. The adjusted issue price of a New Senior Subordinated Note will be its initial issue price (i) increased by any interest income previously accrued based upon the comparable yield, as well as any additional interest taken into account as adjustments for "fixed but deferred interest" (but not for other "positive adjustments"), as described below (ii) decreased by the amount of any non-contingent payment made, and the projected amount of any non-contingent payment that was scheduled to be made in accordance with projected payment schedule. Similarly, a U.S. Holder's adjusted tax basis in a New Senior Subordinated Note will be its initial tax basis (determined in the manner described above) (i) increased by any interest income previously accrued based upon the comparable yield, as well as any additional interest taken into account as adjustments for "fixed but deferred interest" (but not for other "positive adjustments"), as described below (ii) decreased by the amount of any non-contingent payment made and the projected amount of any non-contingent payment that was scheduled to be made in accordance with the projected payment schedule.

        We will determine the comparable yield and projected payment schedule for the New Senior Subordinated Notes in accordance with the CPDI Regulations soon after the Exchange Offer is consummated. U.S. Holders should be aware that the comparable yield may exceed the stated yield on the New Senior Subordinated Notes. The comparable yield and projected payment schedule will be available from us following consummation of the Exchange Offer by submitting a written request for such information to Merrill Corporation, One Merrill Circle, St. Paul, MN 55108, Attn: Robert Nazarian.

        For U.S. federal income tax purposes, a U.S. Holder must use the comparable yield and projected payment schedule in determining interest accruals, and the adjustments thereto described below, in respect of the New Senior Subordinated Notes, unless such U.S. Holder timely discloses and justifies the use of other estimates to the IRS. If a U.S. Holder determines its own comparable yield or projected payment schedule, such U.S. Holder also must establish that our comparable yield or projected payment schedule is unreasonable. U.S. Holders should consult their own tax advisor regarding U.S. federal income tax requirements and consequences relating to the use a comparable yield or projected payment schedule that differs from our comparable yield or projected payment schedule.

        THE COMPARABLE YIELD AND PROJECTED PAYMENT SCHEDULE ARE NOT DETERMINED FOR ANY PURPOSE OTHER THAN FOR THE DETERMINATION OF INTEREST ACCRUALS AND ADJUSTMENTS THERETO IN RESPECT OF THE NEW SENIOR SUBORDINATED NOTES FOR U.S. FEDERAL INCOME TAX PURPOSES AND DO NOT CONSTITUTE A PROJECTION OR REPRESENTATION REGARDING THE ACTUAL AMOUNTS PAYABLE TO HOLDERS OF THE NEW SENIOR SUBORDINATED NOTES.

  Adjustments to Interest Accruals on the New Senior Subordinated Notes

        In general, if actual payments with respect to a contingent payment debt instrument for a taxable year in the aggregate exceed the total amount of the projected payments for that taxable year, the excess would be considered a "net positive adjustment" that is treated as additional interest income for the taxable year. Correspondingly, if total actual payments with respect to a contingent payment debt instrument for a taxable year are less than the total amount of the projected payments for that taxable year, the excess would be treated as "net negative adjustment." A net negative adjustment (i) first, would reduce the amount of interest income to be recognized for the taxable year in respect of the contingent payment debt instrument and (ii) thereafter, would give rise to an ordinary loss to the extent of interest income that previously accrued in respect of the contingent payment debt instrument for prior taxable years, and that has not previously been offset by net negative adjustments.

        In the event that we pay interest in the form of PIK Notes instead of cash, we also will be required to issue Series B Warrants to holders of the New Senior Subordinated Notes. For purposes of the foregoing adjustment rules, contingent payments with respect to the New Senior Subordinated Notes would include the fair market value of any such Series B Warrants issued by us in connection with the payment of interest in the form of PIK Notes. Thus, a U.S. Holder may recognize net positive adjustments or net negative adjustments to the extent that the actual amounts of contingent payments, including the fair market value of any Series B Warrants issued by us, is different than the amounts reflected on the projected payment schedule for a particular taxable year.

        The issuance by us of PIK Notes in lieu of cash interest generally would not be treated as a "payment" for U.S. federal income tax purposes; however, under the CPDI Regulations, such an issuance could result in an amount of payments becoming "fixed but deferred," at least in part. If so, U.S. Holders generally would be required to take into account, as a positive adjustment or negative adjustment, as the case may be, at the time that the PIK Notes are issued, the difference between the present value of the future payments to be received in respect of the PIK Notes (discounted using the comparable yield) and the projected amount reflected on the projected payment schedule. Alternatively, the PIK Notes could be treated as contingent stated interest that is adjusted to compensate for the reasonableness of the stated rate of interest on the New Senior Subordinated Notes. In such case, interest attributable to the receipt of the PIK Notes would be required to be recognized over the period to which such interest relates in a reasonable manner. In this regard, one reasonable method may be for a U.S. Holder to recognize additional interest income, at the time of our issuance of PIK Notes, based on a positive adjustment equal to the excess (if any) of the stated principal amount of the PIK Notes over the projected amount of the related contingent interest payment which is reflected on the projected payment schedule. U.S. Holders of New Senior Subordinated Notes should consult their own tax advisors regarding the application of the CPDI Regulations to our issuance of any PIK Notes.

  Differences Between Adjusted Tax Basis and Adjusted Issue Price

        To the extent that immediately after the exchange, a U.S. Holder has an initial tax basis in the New Senior Subordinated Notes (determined in the manner described above under "—The Exchange Offer—Exchanging U.S. Holders") that is greater or less than the initial issue price of the New Senior Subordinated Notes, the difference must be reasonably allocated to daily portions of interest or projected payments over the term of the New Senior Subordinated Notes.

        If a U.S. Holder's initial tax basis in the New Senior Subordinated Notes is greater than the initial issue price of the New Senior Subordinated Notes, the amount of the excess that is allocated to a daily portion of interest or a projected payment is treated as a negative adjustment on the date that the daily portion accrues or the payment is made. If, instead, a U.S. Holder's initial tax basis in the New Senior Subordinated Notes is less than the initial issue price of the New Senior Subordinated Notes, the amount of the difference that is allocated to a daily portion of interest or a projected payment is treated as a positive adjustment on the date that the daily portion accrues or the payment is made. The U.S. Holder's adjusted tax basis of the New Senior Subordinated Notes would be increased by the amount of any such positive adjustments, and decreased by the amount of any such negative adjustments, that are taken into account by a U.S. Holder.

        U.S. Holders should consult their own tax advisors regarding these allocations.

  Applicable High Yield Discount Obligations

        In general, a debt instrument with a maturity of greater than five years will be an "applicable high yield discount obligation" (an "AHYDO") if (i) the yield to maturity on the debt instrument equals or exceeds the "applicable federal rate" plus five percentage points and (ii) the instrument has "significant original issue discount." A debt instrument generally will have significant original issue discount if the aggregate amount of interest (including original issue discount) required to be taken into account with respect to the instrument during the first five years of its term exceeds the sum of (i) the aggregate amount of interest to be paid under the instrument during the same period and (ii) the product of the instrument's issue price and its yield to maturity. While the application of the AHYDO provisions of the Code to contingent payment debt instruments is not clear in the absence of further guidance from the IRS, the New Senior Subordinated Notes could be treated as AHYDOs for U.S. federal income tax purposes (i.e., because the the comparable yield of the New Senior Subordinated Notes is expected to exceed the applicable federal rate in effect at the time of the exchange plus five percentage points).

        If the New Senior Subordinated Notes are treated as AHYDOs, no portion of the interest (which is treated as original issue discount under the CPDI Regulations) on the New Senior Subordinated Notes would be deductible by us until paid in cash (or property other than our own debt instruments or stock). In addition, a portion of the interest thereon may not be deductible by us at any time, in an amount that bears the same ratio to such interest as (i) the excess of the yield to maturity of the New Senior Subordinated Notes over the applicable federal rate plus six percentage points bears to (ii) the yield to maturity of the New Senior Subordinated Notes. To the extent that the non-deductible portion of interest would have been treated as a dividend if it had been distributed with respect to our stock, such interest will be treated as a dividend to U.S. Holders that are corporations for purposes of applying the rules relating to the dividends received deduction.

  Sale or Other Taxable Disposition of the New Senior Subordinated Notes

        Upon the sale or other taxable disposition of a New Senior Subordinated Note, a U.S. Holder will recognize taxable gain or loss in an amount equal the difference between (i) the amount of cash plus the fair market value of any other property received and (ii) the U.S. Holder's adjusted tax basis in the New Senior Subordinated Note (determined in the manner described above). In general, any gain recognized upon a sale or other taxable disposition of a New Senior Subordinated Note will be taxable as ordinary interest income, and any loss will be treated as ordinary loss to the extent of interest previously included in gross income in respect of the New Senior Subordinated Note, and thereafter, as capital loss (which will be long-term if the New Senior Subordinated Note is held for more than one year). The deductibility of capital losses by U.S. Holders could be subject to limitations under the Code.

  New Warrants

        As a general rule, a U.S. Holder will not recognize gain or loss for U.S. federal income tax purposes upon the exercise of New Warrants, except with respect to (i) New Warrants that are deemed to be sold for cash in connection with a cashless exercise, as described below and (ii) cash received in lieu of a fractional share of Class B common stock. The initial tax basis of shares of Class B common stock acquired by a U.S. Holder pursuant to the exercise of New Warrants will be equal to the sum of the adjusted tax basis in the exercised New Warrants and the exercise price paid by the U.S. Holder, and the holding period for such shares of Class B common stock will begin on the day after such exercise (and, thus, will not include the holding period for the exercised New Warrants). A U.S. Holder who exercises New Warrants using a cashless exercise generally will be treated as having sold a portion of the New Warrants for cash in a taxable transaction, and as having used such cash to pay the exercise price of the New Warrants.

        Upon the sale or other taxable disposition of New Warrants, a U.S. Holder generally would recognize capital gain or loss equal to the difference between the amount realized on such sale or other taxable disposition and the U.S. Holder's adjusted tax basis in the New Warrants. If New Warrants expire unexercised, a U.S. Holder would recognize a capital loss in an amount equal to the U.S. Holder's adjusted tax basis in the New Warrants. Any such capital gain or loss recognized by a U.S. Holder would be long-term capital gain or loss if the holding period for the New Warrants exceeds one year at the time of the expiration, sale or other taxable disposition of the New Warrants. Certain U.S. Holders (including individuals) are eligible for preferential rates of U.S. federal income taxation in respect of long-term capital gains. The ability of a U.S. Holder to deduct a capital loss could be subject to limitations under the Code.

        Under section 305 of the Code, in the event of certain adjustments to the exercise price or conversion ratio of the New Warrants, or upon the failure to make such adjustments in certain circumstances, a U.S. Holder could be treated as receiving a constructive distribution, which could be taxable as a dividend to the extent of our current and accumulated earnings and profits, if any, as determined under U.S. federal income tax principles.

  Class B Common Stock

        Upon the exercise of New Warrants, a U.S. Holder will acquire shares of our Class B common stock.

        In general, any distributions on the Class B common stock will be taxable as ordinary dividend income to the extent paid out of our current or accumulated earnings and profits, if any, as determined under U.S. federal income tax principles. If the amount of any distribution exceeds our current and accumulated earnings and profits as so determined, such excess would be treated first as a tax-free return of capital to the extent of the U.S. Holder's adjusted tax basis in the Class B common stock and thereafter as capital gain. U.S. Holders that are corporations generally can qualify for a partial dividends-received deduction in respect of dividends paid in respect of the Class B common stock.

        A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Class B common stock in an amount equal to the difference between the amount realized on such sale or other taxable disposition and the U.S. Holder's adjusted tax basis in the Class B common stock. Such gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if the Class B common stock had been held for more than one year at the time of the sale or other taxable disposition. Certain U.S. Holders (including individuals) are eligible for preferential rates of U.S. federal income taxation in respect of long-term capital gains. The ability of a U.S. Holder to deduct a capital loss could be subject to limitations under the Code.

U.S. Federal Income Tax Consequences to Non-U.S. Holders

  Sale and Other Taxable Dispositions

        Subject to the discussion below regarding amounts attributable to accrued but unpaid interest, a Non-U.S. Holder will not be subject to U.S. federal income tax in respect of gain derived from the exchange of Old Senior Subordinated Notes for New Securities and cash pursuant to the Exchange Offer, or upon a subsequent sale or other taxable disposition of the New Senior Subordinated Notes, New Warrants or any shares of Class B common stock acquired upon the exercise of New Warrants, unless:

  •
  the gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business within the United States (and, if a tax treaty applies, the gain is attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder);

  •
  the Non-U.S. Holder is an individual who is present in the United States for 183 or more days in the taxable year in which the exchange, sale or other taxable disposition occurs and certain other conditions are met; or

  •
  in the case of gain from the sale or other taxable disposition of New Warrants or shares of Class B common stock, at any time during the five-year period preceding the sale or other taxable disposition (or, if shorter, during the Non-U.S. Holder's holding period for the New Warrants or shares of Class B common stock), the New Warrants or shares of Class B common stock were U.S. real property interests ("USRPIs") as defined in section 897(c)(1) of the Code. New Warrants or shares of Class B common stock would be USRPIs only if, at any time during the relevant period, we were a "United States real property holding corporation" ("USRPHC") as defined in section 897(c)(2) of the Code. We do not believe that we currently are, and do not anticipate that we will become, a USRPHC for U.S. federal income tax purposes.

  Interest and Dividends

        In general, amounts received by a Non-U.S. Holder pursuant to the Exchange Offer that are attributable to accrued but unpaid interest on the Old Senior Subordinated Notes, and payments to a Non-U.S. Holder of interest in respect of the New Senior Subordinated Notes, including payments in the form of PIK Notes and Class B Warrants, will not be subject to U.S. federal income or withholding tax, provided that the following requirements are met:

  •
  the interest is not effectively connected with the conduct by the Non-U.S. Holder of a trade or business within the United States (and, if a tax treaty applies, the interest is attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder);

  •
  the Non-U.S. Holder does not own, directly, indirectly or constructively, 10% or more of our voting stock;

  •
  the Non-U.S. Holder is not a "controlled foreign corporation" that is related to us through stock ownership and is not a bank receiving such interest in the ordinary course of its trade or business; and

  •
  the Non-U.S. Holder provides a properly-completed IRS Form W-8BEN (or acceptable substitute form), certifying that the Non-U.S. Holder is not a U.S. person (and, if the Non-U.S. Holder holds Old Senior Subordinated Notes or New Senior Subordinated Notes through a securities clearing organization, a bank or other financial institution that holds securities in the ordinary course of its business, the requisite certifications are made by the organization, bank or other financial institution).

        A taxable dividend paid to a Non-U.S. Holder in respect of the Class B common stock generally will be subject to U.S. federal withholding tax at a rate of 30.0% (subject to reduction under an applicable tax treaty). For a discussion of the possible characterization of the New Senior Subordinated Notes as equity interests in us, Non-U.S. Holders should refer to the discussion under "U.S. Federal Income Taxation of U.S. Holders—New Senior Subordinated Notes—In General" above.

        Subject to the discussion of backup withholding below, if interest or dividends are effectively connected with a trade or business conducted by the Non-U.S. Holder within the United States (and, if a tax treaty applies, is attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder), the interest or dividends will be exempt from U.S. federal withholding tax (provided that the Non-U.S. Holder furnishes a duly completed IRS Form W-8ECI, certifying its eligibility for such exemption), and the Non-U.S. Holder will be subject to U.S. federal income tax in respect of such interest or dividends on a net income basis at the regular graduated U.S. federal income tax rates applicable to U.S. persons. Any such effectively-connected interest or dividends received by a Non-U.S. Holder that is a corporation also may be subject to a "branch profits tax" at a 30.0% rate (or a lower rate prescribed by an applicable tax treaty).

Backup Withholding

        The receipt by a U.S. Holder of payments of principal and interest on the Old Senior Subordinated Notes and New Senior Subordinated Notes, the receipt of dividend payments on Class B common stock, as well as proceeds from a sale or redemption of New Securities or shares of Class B common stock acquired upon the exercise of New Warrants, may be subject to backup withholding, currently at the rate of 30.0% (subject to periodic reduction through 2010) unless (i) the U.S. Holder is a corporation or other exempt recipient and, if required, demonstrates such exemption from backup withholding or (ii) the U.S. Holder provides a correct taxpayer identification number ("TIN"), certifies that such U.S. Holder is not currently subject to backup withholding and otherwise complies with the backup withholding requirements. Backup withholding also may apply to a Non-U.S. Holder that fails to certify as to its status as a non-U.S. person by submitting a properly completed IRS Form W-8BEN (or other applicable form) to us.

        Backup withholding is not an additional tax. Rather, the amount of any backup withholding would be allowed as a credit against a holder's U.S. federal income tax liability, and if backup withholding results in an overpayment of U.S. federal income taxes, the holder may obtain a refund provided that the required information is furnished to the IRS. A holder that does not provide a correct TIN may be subject to penalties imposed by the IRS.

        THE FOREGOING SUMMARY OF CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE EXCHANGE OFFER IS INTENDED ONLY FOR GENERAL INFORMATION. ACCORDINGLY, HOLDERS OF OLD SENIOR SUBORDINATED NOTES ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISORS AS TO THE SPECIFIC CONSEQUENCES TO THEM UNDER U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX LAW OF THE EXCHANGE OF OLD SENIOR SUBORDINATED NOTES FOR NEW

SECURITIES AND CASH, THE PROPOSED AMENDMENTS TO THE TERMS OF THE OLD SENIOR SUBORDINATED NOTES AND THE OWNERSHIP AND DISPOSITION OF NEW SECURITIES.

PLAN OF DISTRIBUTION

        We will exchange New Securities for the Old Senior Subordinated Notes. Accordingly, we will not receive any proceeds from the exchange of New Securities for Old Senior Subordinated Notes.

        Relying on an interpretation by the staff of the Division of Corporation Finance of the Securities and Exchange Commission, we believe that the New Senior Subordinated Notes issued pursuant to the Exchange Offer may be offered for resale, resold and otherwise transferred by any holder thereof, other than any affiliate of ours, without compliance with the registration requirements of the Securities Act.

        The Series A Warrants and the Class B common stock underlying the Series A Warrants have not been registered under the Securities Act. See "Notice to Investors and Transfer Restrictions."

        We have not entered into any arrangement or understanding with any person to distribute the New Securities to be received in the Exchange Offer, and to the best of our information and belief, each person participating in the Exchange Offer is acquiring the New Securities in the ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the New Securities.

        We have agreed to pay all expenses incident to the Exchange Offer (other than commissions or concessions of any brokers or dealers).

INDEPENDENT ACCOUNTANTS' REPORT

        The consolidated balance sheets of Merrill Corporation and subsidiaries as of January 31, 2002 and 2001, and the related consolidated statements of operations, cash flows and shareholders' equity (deficit) for each of the three years in the period ended January 31, 2002 included in this Offering Circular have been audited by PricewaterhouseCoopers LLP, independent accountants, as stated in their report appearing herein.

Unaudited Pro Forma Consolidated Financial Data

        The following unaudited pro forma consolidated financial data of our company is based on our historical consolidated financial statements adjusted to give effect to the Restructuring as discussed in the "Summary of the Restructuring" section of this Offering Circular beginning on page 9. The unaudited pro forma consolidated balance sheet gives effect to the Restructuring as if it had occurred on April 30, 2002. The unaudited pro forma consolidated statement of operations for the year ended January 31, 2002 and the three-months ended April 30, 2002 give effect to the Restructuring as if had occurred on February 1, 2001. The adjustments giving effect to the Restructuring assume the following:

  •
  100% acceptance of the Exchange Offer;

  •
  consummation of the Senior Discount Notes Amendment; and

  •
  consummation of the Preferred Stock Amendment.

        There are certain conditions to our obligation to consummate the Exchange Offer and we may waive any of these conditions. In the event we waive any such conditions and such waiver would have a material effect upon the information presented below, we will update the information presented below to reflect such waiver and will supplementally provide such updated information to the Holders. See "The Exchange Offer—Conditions" beginning on page 43.

        The unaudited pro forma consolidated financial data is based upon estimates, available information and certain assumptions that management believes are reasonable under the circumstances and may be revised as additional information becomes available. The unaudited pro forma consolidated financial data should be read in conjunction with our historical financial statements, including the notes thereto, our "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the other financial information appearing elsewhere in this Offering Circular. The unaudited pro forma consolidated financial data does not purport to represent what our actual results or financial position would have been if the Restructuring had actually occurred on the dates indicated, or if less than 100% of the aggregate principal amount of the Old Senior Subordinated Notes are exchanged in the Exchange Offer, and is not necessarily representative of our results for any future periods.

Merrill Corporation

Unaudited Pro Forma Consolidated Balance Sheet

	As of April 30, 2002
	Historical	Adjustments for Restructuring		Pro Forma
	(dollars in thousands)
Assets
Current assets
Cash and cash equivalents	$15,434	$(14,300	)(1)	$1,134
Trade receivables, net	133,111	—		133,111
Work in process inventories	23,921	—		23,921
Other inventories	7,897	—		7,897
Other current assets	17,557	—		17,557

Total current assets	197,920	(14,300)		183,620
Property, plant and equipment, net	50,007	—		50,007
Goodwill, net	66,361	—		66,361
Other assets	30,099	4,700	(1)	34,616
		(3,301	)(4)
		3,118	(6)

Total assets	$344,387	$(9,783)		$334,604

Liabilities and shareholders' deficit
Current liabilities
Current maturities of long term debt	$332,130	$(320,957	)(2)	$11,173
Current maturities of capital lease obligations	2,546	$(1,769	)(3)	777
Accounts payable	37,380	—		37,380
Accrued expenses	72,319	(8,100	)(1)	54,544
		(9,675	)(2)

Total current liabilities	444,375	(340,501)		103,874
Long term debt, net of current maturities	—	333,627	(2)	333,627
Capital lease obligations, net of current maturities	—	1,769	(3)	1,769
Other liabilities	8,309	—		8,309

Total liabilities	452,684	(5,105)		447,579
Minority interest	341	—		341
Redeemable preferred stock	51,518	—	(8)	51,518
Shareholders' deficit	(160,156)	(7,796	)(5)	(164,834)
		3,118	(6)

Total liabilities and shareholders' deficit	$344,387	$(9,783)		$334,604

See notes to unaudited pro forma consolidated balance sheet.

Merrill Corporation

Notes to Unaudited Pro Forma Consolidated Balance Sheet

(1)
Sets forth the estimated sources and uses of funds in conjunction with the Restructuring:
(dollars in thousands)
Sources:
New Senior Discount Notes (a)	$18,500
Existing cash	14,300

Total Sources	$32,800

Uses:
Prepayment of senior credit facility term loans	$20,000
Payment of past due interest coupon on Old Senior Subordinated Notes	8,100
Bank and other fees (b)	4,700

Total Uses	$32,800

  (a)
  In connection with the Restructuring, DLJ Merchant Banking Partners II, L.P. will invest $18.5 million in the form of New Senior Discount Notes. (See Note 2)

  (b)
  Represents fees to be paid at closing of approximately $2.2 million for amendment fees and $2.5 million for advisor fees.

(2)
Reflects long term debt as a result of the Restructuring:

	Historical	Restructuring Transactions	Pro Forma
	(dollars in thousands)
Senior credit facility term loans (a)	$190,830	$(20,000)	$170,830
New Senior Discount Notes (a)	10,795	18,500	29,295
New Senior Subordinated Notes (b)	—	144,675	144,675
Old Senior Subordinated Notes, net (c)	130,505	(130,505)	—

Total	332,130	12,670	344,800
Less amounts due within one year (d)	332,130	(320,957)	11,173

Long-term debt, less current maturities	$—	$333,627	$333,627

  (a)
  Represents prepayment of senior credit facility term loans of $20.0 million and additional investment, in the form of New Senior Discount Notes of $18.5 million from DLJ Merchant Banking Partners II, L.P. (See Note 1)

  (b)
  In accordance with terms of the Exchange Offer, $135.0 million face value of Old Senior Subordinated Notes and $9.7 million of past due interest will be exchanged for $144.7 million face value of New Senior Subordinated Notes.

  (c)
  Amount reflects $135.0 million face value of Old Senior Subordinated Notes net of $4.5 million of unamortized original issue discount. In conjunction with the Exchange Offer, the unamortized original issue discount of $4.5 million will be written off and therefore is reflected as a change in shareholders' deficit.

  (d)
  Reflects reclassification of long term debt in accordance with terms of the debt instruments as a result of the events of default being cured as part of the Credit Agreement Amendment and successful Exchange Offer.

(3)
Reflects reclassification of capital lease obligations in accordance with terms of the leases as a result of the events of default being cured as part of the Credit Agreement Amendment and successful Exchange Offer.

Merrill Corporation

Notes to Unaudited Pro Forma Consolidated Balance Sheet (Continued)

(4)
Reflects non-cash write-off of intangible assets comprising of senior subordinated note issuance costs of $2.9 million and a pro-rata portion of senior credit facility debt issuance costs of $0.4 million.

(5)
Represents the change in shareholders' deficit as a result of the Restructuring.

(dollars in thousands)
Write-off of unamortized original issue discount for senior subordinated notes (See Note 2)	$(4,495)
Write-off of senior subordinated notes debt issuance costs (See Note 4)	(2,938)
Write-off of a pro-rata portion of senior credit facility debt issuance costs (See Note 4)	(363)

Total change in stockholders' deficit	$(7,796)

(6)
Represents the tax impact, at statutory rates, related to the components in the change in shareholders' deficit. (See Note 6)

(7)
No value has been ascribed to the Series A warrants issued in conjunction with the New Senior Subordinated Notes.

(8)
Represents the Preferred Stock Amendment whereby the liquidation preference of the New Preferred Stock will be equal to the liquidation preference of the Old Preferred Stock on the Closing Date. The amount reflects the liquidation value at April 30, 2002 of $56.6 million, net of discounts of $5.1 million that relate to ascribed value of warrants issued with the Old Preferred Stock.

Merrill Corporation

Unaudited Pro Forma Consolidated Statement of Operations

	For the Year Ended January 31, 2002
	Historical	Restructuring		Pro Forma
	(dollars in thousands)
Net revenue	$602,863	$—		$602,863
Cost of revenue	410,846	—		410,846

Gross profit	192,017	—		192,017
Selling, general and administrative expenses	152,926	—		152,926
Nonrecurring costs	5,493	(5,493	)(2)	—
Restructuring costs	1,059	—		1,059

Operating income	32,539	5,493		38,032
Interest expense, net	44,621	(5,785 286	)(1) (3)	39,122
Other (income), net	(158)	—		(158)

Loss (income) before income taxes	(11,924)	10,992		(932)
(Benefit from) provision for income taxes	(2,030)	4,397	(4)	(2,367)

(Loss) income before minority interest	(9,894)	6,595		(3,299)
Minority interest	51	—		51

Net (loss) income	$(9,945)	$6,595		$(3,350)

See notes to unaudited pro forma consolidated statement of operations.

Merrill Corporation

Unaudited Pro Forma Consolidated Statement of Operations

	For the Three Month Period Ended April 30, 2002
	Historical	Restructuring		Pro Forma
	(dollars in thousands)
Net revenue	$159,236	$—		$159,236
Cost of revenue	100,012	—		100,012

Gross profit	59,224	—		59,224
Selling, general and administrative expenses	42,301	—		42,301
Nonrecurring costs	1,488	(1,488	)(2)	—

Operating income	15,435	1,488		16,923
Interest expense, net	9,682	(1,170 72	)(1) (3)	8,584
Other income, net	(409)	—		(409)

Income before income taxes	6,162	2,586		8,748
Provision for income taxes	3,070	1,034	(4)	4,104

Income before minority interest	3,092	1,552		4,644
Minority interest	18	—		18

Net income	$3,074	$1,552		$4,626

See notes to unaudited pro forma consolidated statement of operations.

Merrill Corporation

Notes to Unaudited Pro Forma Consolidated Statements of Operations

(1)
Reflects the decrease in interest expense attributable to the Restructuring:

	Year Ended January 31, 2002	Three Months Ended April 30, 2002
	(dollars in thousands)
Term loan A (a)	$4,328	$723
Term loan B (b)	11,280	1,997
New Senior Discount Notes (c)	3,705	1,050
New Senior Subordinated Notes (d)	18,808	4,702
Commitment fees on undrawn revolving credit facility	75	19

Total	38,196	8,491
Elimination of historical interest expense associated with debt being refinanced	43,981	9,661

Decrease in interest expense	$(5,785)	$(1,170)

  (a)
  Interest expense was calculated at an assumed weighted average interest rate of 7.61% for the year end January 31, 2002 and 5.92% for the three months ended April 30, 2002, which are based on the terms of the fourth amendment of the Credit Facility Agreement.

  (b)
  Interest expense was calculated at an assumed weighted average interest rate of 8.36% for the year end January 31, 2002 and 6.67% for the three months ended April 30, 2002, which are based on the terms of the fourth amendment of the Credit Facility Agreement.

  (c)
  Interest expense was calculated at an interest rate of 13.00% compounded semi-annually.

  (d)
  Interest expense was calculated at an interest rate of 13.00%.

  A one-eighth of one percent change in interest rates would impact interest expense for borrowings under the revolving credit facility and the term loans A and B, collectively, in the amount of approximately $0.4 million for the year ended January 31, 2002 and $0.1 million for the three-months ended April 30, 2002.

(2)
Reflects the elimination of historical nonrecurring advisor fees associated with the on-going Restructuring negotiations of $5.5 million for the year ended January 31, 2002 and $1.5 million for the three-months ended April 30, 2002.

(3)
Reflects a reduction in interest income of $0.3 million for the year ended January 31, 2002 and $0.1 million for the three months ended April 30, 2002 as a result of using approximately $14.3 million of excess cash as part of the Restructuring.

(4)
Reflects the income tax effect of all pro forma enteries at the statutory tax rates.

(5)
The Unaudited Pro Forma Consolidated Statement of Operations do not reflect a non-cash write-off of unamoritzed debt issuance costs and original issue discounts at February 1, 2001 of $8.9 million.

(6)
No value has been ascribed to the Series A warrants issued in conjunction with the New Senior Subordinated Notes.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and Board of Directors of Merrill Corporation:

        In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, shareholders' equity (deficit) and comprehensive loss and cash flows present fairly, in all material respects, the financial position of Merrill Corporation and its subsidiaries at January 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended January 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of Merrill Corporation's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        The accompanying financial statements have been prepared assuming that Merrill Corporation will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, Merrill Corporation has violated certain covenants and is in default on certain of its financing obligations, and as a result there is substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/S/ PRICEWATERHOUSECOOPERS LLP

PRICEWATERHOUSECOOPERS LLP

March 22, 2002, except for Note 2, as to which
        the date is June 3, 2002.
Saint Paul, Minnesota

Merrill Corporation
Consolidated Balance Sheet
(dollars in thousands)

	As of January 31,
	2001	2002
Assets
Current assets
Cash and cash equivalents	$22,896	$45,885
Trade receivables, less allowance for doubtful accounts of $6,760 and $14,047, respectively	119,156	104,205
Work in process inventories	14,686	10,799
Other inventories	9,486	7,277
Other current assets	18,177	15,039

Total current assets	184,401	183,205
Property, plant and equipment, net	58,034	50,983
Goodwill, net	72,469	66,193
Other assets	34,424	33,539

Total assets	$349,328	$333,920

Liabilities and shareholders' deficit
Current liabilities
Debt obligations	$348,115	$323,248
Debt obligations, related parties	9,100	10,419
Capital lease obligations	3,343	2,716
Accounts payable	31,131	29,931
Accrued expenses	46,288	70,382

Total current liabilities	437,977	436,696
Other liabilities	12,652	9,086

Total liabilities	450,629	445,782
Commitments and contingencies
Minority interest	272	323
Redeemable preferred stock, $.01 par value, 500,000 shares authorized; issued and outstanding, liquidation value of $47.6 million and $54.6 million, respectively	42,345	49,489
Shareholders' deficit
Common stock, $.01 par value: 25,000,000 shares authorized; no shares issued and outstanding	—	—
Class B common stock, $.01 par value: 10,000,000 shares authorized; 5,281,173 and 5,273,513 shares, respectively, issued and outstanding	53	53
Additional paid-in capital	116,531	110,667
Notes and interest receivable	(18,768)	(20,094)
Accumulated other comprehensive loss	(1,411)	(2,032)
Accumulated deficit	(240,323)	(250,268)

Total shareholders' deficit	(143,918)	(161,674)

Total liabilities and shareholders' deficit	$349,328	$333,920

The accompanying notes are an integral part of the consolidated financial statements.

Merrill Corporation
Consolidated Statement of Operations
(dollars in thousands)

	For the Years Ended January 31,
	2000	2001	2002
Net revenue	$587,737	$649,450	$602,863
Cost of revenue	393,452	448,172	410,846

Gross profit	194,285	201,278	192,017
Selling, general and administrative expenses	146,352	171,804	152,926
Merger and other nonrecurring costs	42,628	181	5,493
Restructuring costs	—	4,323	1,059

Operating income	5,305	24,970	32,539
Interest expense, net	12,832	42,613	44,621
Other expense (income), net	1,274	(1,672)	(158)

Loss before income taxes	(8,801)	(15,971)	(11,924)
Provision for (benefit from) income taxes	7,491	(3,366)	(2,030)

Loss before minority interest	(16,292)	(12,605)	(9,894)
Minority interest	106	166	51

Net loss	$(16,398)	$(12,771)	$(9,945)

The accompanying notes are an integral part of the consolidated financial statements.

Merrill Corporation
Consolidated Statement of Cash Flows
(dollars in thousands)

	For the Years Ended January 31,
	2000	2001	2002
Operating activities:
Net loss	$(16,398)	$(12,771)	$(9,945)
Adjustment to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization	16,318	17,046	15,711
Amortization of intangible and other assets	7,068	6,761	6,757
Provision for losses on trade receivables	80	4,373	10,134
Deferred income taxes	(559)	(9,860)	(2,130)
Non-cash interest expense and amortization of deferred financing costs	—	2,473	4,089
Minority interest in earnings of subsidiary	106	166	51
Other, net	(3,882)	81	3,072
Changes in operating assets and liabilities, net of effects from business acquisitions:
Trade receivables	(10,387)	5,951	4,789
Work in process inventories	(2,214)	4,366	3,775
Other inventories	819	(1,114)	2,307
Other current assets	(1,085)	1,893	155
Accounts payable	(1,950)	(4,946)	(1,312)
Accrued expenses and other liabilities	(7,939)	7,491	23,392

Net cash (used in) provided by operating activities	(20,023)	21,910	60,845

Investing activities:
Purchase of property, plant and equipment	(15,252)	(14,004)	(10,869)
Proceeds from disposal of property, plant and equipment	398	798	385
Business acquisitions, net of cash acquired	(55,245)	(3,904)	—
Other investing activities, net	(1,660)	(5,774)	(957)

Net cash used in investing activities	(71,759)	(22,884)	(11,441)

Financing activities:
Borrowings on notes payable to banks	157,575	150,950	—
Repayments on notes payable to banks	(159,707)	(150,950)	—
Proceeds from issuance of debt	356,237	9,100	—
Debt issuance costs	(10,160)	—	—
Principal payments on debt and capital lease obligations	(40,926)	(7,514)	(25,921)
Issuance of class B common stock	70,683	12,100	—
Issuance of redeemable preferred stock	40,000	—	—
Repurchase of common stock and class B common stock	(333,495)	(5,789)	(46)
Dividends paid	(963)	—	—
Exercise of stock options	3,003	—	—
Tax benefit realized upon exercise of stock options	521	—	—
Other equity transactions, net	(5)	—	—

Net cash provided by (used in) financing activities	82,763	7,897	(25,967)

Effect of exchange rate changes on cash	—	1,515	(448)

(Decrease) increase in cash and cash equivalents	(9,019)	8,438	22,989
Cash and cash equivalents, beginning of year	23,477	14,458	22,896

Cash and cash equivalents, end of year	$14,458	$22,896	$45,885

Supplemental cash flow disclosures:
Income taxes paid (refunded), net	$11,041	$1,096	$(7,063)

Interest paid	$9,912	$40,986	$24,278

The accompanying notes are an integral part of the consolidated financial statements.

Merrill Corporation
Consolidated Statement of Shareholders' Equity (Deficit) and Comprehensive Loss
(dollars in thousands)

	For the years ended January 31, 2000, 2001 and 2002
	Common Stock	Class B Common Stock	Additional Paid-In Capital	Notes and Interest Receivable	Accumulated Other Comprehensive Loss	Retained Earnings (Accumulated Deficit)	Total
Balance January 31, 1999	$158	$—	$12,804	$—	$(82)	$128,271	$141,151
Exercise of stock options (309,160 shares)	3	—	3,000	—	—	—	3,003
Tax benefit realized upon exercise of stock options	—	—	521	—	—	—	521
Other	—	—	87	—	—	—	87
Cash dividends	—	—	—	—	—	(963)	(963)
Merger related:
Repurchase of common stock (16,137,470 shares)	(161)	—	(16,412)	—	—	(338,462)	(355,035)
Issuance of class B common stock (4,191,943 shares)	—	42	92,181	—	—	—	92,223
Value ascribed to preferred stock warrants	—	—	5,466	—	—	—	5,466
Value ascribed to the note warrants	—	—	1,685	—	—	—	1,685
Accretion of redeemable preferred stock dividend	—	—	(1,163)	—	—	—	(1,163)
Comprehensive loss:
Change in cumulative foreign currency translation	—	—	—	—	(92)	—	(92)
Net loss	—	—	—	—	—	(16,398)	(16,398)

Comprehensive loss	—	—	—	—	—	—	(16,490)

Balance January 31, 2000	—	42	98,169	—	(174)	(227,552)	(129,515)
Issuance of class B common stock (1,356,747 shares)	—	14	29,835	—	—	—	29,849
Repurchase of class B common stock (267,517 shares)	—	(3)	(5,882)	—	—	—	(5,885)
Issuance of stock note receivable	—	—	—	(17,651)	—	—	(17,651)
Reduction in note warrant valuation	—	—	(60)	—	—	—	(60)
Accretion of redeemable preferred stock dividend	—	—	(6,648)	—	—	—	(6,648)
Accrued interest income	—	—	1,117	(1,117)	—	—	—
Comprehensive loss:
Change in cumulative foreign currency translation	—	—	—	—	(1,237)	—	(1,237)
Net loss	—	—	—	—	—	(12,771)	(12,771)

Comprehensive loss							(14,008)

Balance January 31, 2001	—	53	116,531	(18,768)	(1,411)	(240,323)	(143,918)
Repurchase of class B common stock (7,660 shares)	—	—	(147)	101	—	—	(46)
Accretion of redeemable preferred stock dividend	—	—	(7,144)	—	—	—	(7,144)
Accrued interest income	—	—	1,427	(1,427)	—	—	—
Comprehensive loss:
Change in cumulative foreign currency translation	—	—	—	—	(621)	—	(621)
Net loss	—	—	—	—	—	(9,945)	(9,945)

Comprehensive loss							(10,566)

Balance January 31, 2002	$—	$53	$110,667	$(20,094)	$(2,032)	$(250,268)	$(161,674)

The accompanying notes are an integral part of the consolidated financial statements.

Merrill Corporation

Notes to Consolidated Financial Statements

1. Nature of Business and Significant Accounting Policies

Nature of Business

        We are a diversified communications and document services company applying advanced information systems and intranet/Internet technology to provide a broad range of services to our financial, legal and corporate clients. Our services integrate traditional composition, imaging, and printing services with document management, distribution, marketing and software solutions.

Principles of Consolidation

        The consolidated financial statements include all majority-owned subsidiaries. All significant intercompany transactions and balances have been eliminated.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Those assumptions and estimates are subject to constant revision, and actual results could differ from those estimates.

Reclassifications

        Certain prior years' amounts have been reclassified to conform with the current year presentation. These reclassifications had no effect on previously reported net loss, shareholders' deficit or cash flows.

Cash Equivalents

        We consider all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Inventories

        Work-in-process, which includes purchased services, materials, direct labor and overhead, is valued at the lower of cost or net realizable value, with cost determined on a specific job-cost basis. Other inventories consist primarily of paper and printed materials and are valued at the lower of cost or market, with cost determined on a specific job-cost basis.

Property, Plant and Equipment

        Property, plant and equipment are stated at cost. Significant additions or improvements extending asset lives are capitalized; normal maintenance and repair costs are expensed as incurred. Depreciation is determined using the straight-line method over the estimated useful lives of the assets, which range from three to 30 years. Amortization of leasehold improvements is recorded on a straight-line basis over the estimated useful lives of the assets or lease term, whichever is shorter. When assets are sold or retired, related gains or losses are included in the results of operations.

Goodwill

        Goodwill recognized in business acquisitions accounted for as purchases was amortized on the straight-line method, generally over 15 to 20 years. We periodically evaluate the recoverability of unamortized goodwill through measurement of future estimated undiscounted operating unit cash flows.

        In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141 "Business Combinations," and SFAS No. 142 "Goodwill and Other Intangible Assets". SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 141 also specifies intangible assets acquired in a purchase method business combination must be recognized and reported apart from goodwill. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually. SFAS No. 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives.

        We were required to adopt SFAS No. 141 immediately. SFAS No. 142 was adopted effective February 1, 2002. Based on our preliminary analysis, we do not anticipate impairment issues or changes in connection with the implementation, or in the foreseeable future, based on the current performance of our reporting units. We expect to complete our analysis by the end of the second fiscal quarter.

        The effect of the new accounting pronouncement, as prescribed by SFAS No. 142, for the fiscal years January 31, are:

	2000	2001	2002
Net loss, as reported	$(16,398)	$(12,771)	$(9,945)
Goodwill amortization (net of tax)	3,367	3,704	3,677

Adjusted loss	$(13,031)	$(9,067)	$(6,268)

Long-lived Assets

        The recoverability of long-lived assets is assessed periodically whenever adverse events or changes in circumstances or business climate indicate that the expected cash flows previously anticipated warrant a reassessment. When such reassessments indicate the potential of impairment, all business factors are considered and, if the carrying value of such long-lived assets is not likely to be recovered from future undiscounted operating cash flows, they will be written down for financial reporting purposes.

        In August 2001, SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets" was issued. This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS 144 retains and expands upon the fundamental provisions of existing guidance related to the recognition and measurement of the impairment of long-lived assets to be held and used, and the measurement of long-lived assets to be disposed of by sale. We do not believe the adoption of SFAS No. 144 will have a material impact on our financial position, result of operations or cash flows.

Income Taxes

        Deferred income taxes are recognized for the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable for the year and the change during the year in deferred tax assets and liabilities.

Revenue Recognition

        We recognize revenue when service projects are completed or as products are shipped or delivered and risk and reward of ownership passes. Where we have invoiced customers or collected cash from customers for products or services to be completed in the future, these revenues are deferred and recognized as revenue over the period earned. We record estimated sale discounts as a reduction to net revenue in the same period revenue is recognized.

Business Segments

        We report information about our operating segments according to the management approach for determining reportable segments. This approach is based on the way management organizes segments within a company for making operating decisions and assessing performance. Segment results have been reported for all periods presented and are described in Note 13.

Stock-based Compensation

        We account for stock based compensation using the intrinsic value method. Under the intrinsic value method, when the exercise price of an employee stock option equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. Any compensation costs are amortized on a straight-line basis over the underlying option vesting terms. We account for stock based compensation to non-employees using the fair value method. Compensation costs for stock options granted to non-employees are based on fair value of the option at the date of the grant.

Fair Value of Financial Instruments

        Our financial instruments, other than long-term debt and capital lease obligations, consist principally of cash and equivalents, and trade receivables and payables, for which their current carrying amounts approximate fair market value.

Comprehensive Income

        Comprehensive income (loss) includes net income (loss) and the effects of currency translation. Comprehensive income (loss) for all periods presented is included in the Consolidated Statement of Shareholder's Equity (Deficit) and Comprehensive Loss.

2. Restructuring and Going Concern Matters

        The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As discussed in Note 6, we have significant borrowings which require, among other things, compliance with financial covenants including, minimum Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA), and certain financial ratios based on EBITDA. As a result of depressed domestic financial transaction markets that began in April 2000, our operating results were negatively impacted and, as a result, we failed to meet our financial covenants under our senior credit facility for our third quarter ended October 31, 2000. We obtained the First Amendment from our senior credit facility lenders in December 2000 that reduced our financial covenants retroactively for the third quarter ended October 31, 2000 and for each quarter in the future through April 30, 2001. In consideration for this amendment, we paid an amendment fee of $0.7 million and interest rates were increased. In addition, our revolving credit facility was reduced from $50.0 million to $35.0 million and a new senior debt to EBITDA financial ratio covenant was added. On January 12, 2001 to satisfy another provision of the First Amendment, our major shareholder and our president and chief executive officer infused $9.1 million of funds in the form of 14% senior discount notes.

        Our operating results continued to be negatively impacted by depressed financial markets and by the effects of a slowing domestic economy for the remainder of our fiscal year ending January 31, 2001, and as a result, we failed to meet our revised financial covenants for the fiscal year then ended. We obtained the Second Amendment to the senior credit facility in February 2001. This amendment waived all defaults arising from our failure to satisfy the financial covenants at January 31, 2001 through April 15, 2001 (the Waiver Period). In consideration for the Second Amendment, we paid an amendment fee of $0.3 million and agreed to pay default interest rates on outstanding borrowings and not to borrow against our revolving credit facility. During the Waiver Period, we began discussions with our lenders regarding additional amendments or waivers and the potential consensual restructuring of outstanding debt obligations. On April 24, 2001, we received notice from the senior credit facility lenders that due to our failure to comply with the financial covenants by the end of the Waiver Period, an event of default had been declared. Concurrently with the notice to us, the senior credit facility lenders issued a payment blockage to the trustee of the senior subordinated notes to prevent payment of interest to the senior subordinated noteholders until the earlier of the date on which the event of default under the senior credit facility was cured or waived or 179 days after the payment blockage was received. Accordingly, we did not make the semi-annual interest payment due May 1, 2001 for our senior subordinated notes. Negotiations with both our senior credit facility lenders and senior subordinated noteholders continued, but were interrupted by the events of September 11, 2001.

        On October 19, 2001 we entered into the Third Amendment to our senior credit facility whereby the senior credit facility lenders agreed to forbear their right to exercise remedies under the event of default through November 18, 2001. In consideration for this amendment, we prepaid $20.0 million of principal out of existing cash balances. The amendment also required us to give notice to the senior credit facility lenders of our intent to make any future senior subordinated interest payments and other payments in excess of defined amounts in the agreement. We did not make the November 1, 2001 or the May 1, 2002 semi-annual interest payment on the senior subordinated notes.

        During this extended period, we were in ongoing discussions with the senior credit facility lenders and the senior subordinated noteholders regarding a restructuring of our debt. On June 3, 2002, we announced an agreement on a proposed restructuring plan that will waive or cure existing defaults under our senior credit facility and senior subordinated note agreements. Significant financial terms of the proposed recapitalization plan include:

  •
  Our major shareholder will invest $18.5 million, in the form of 13% senior discount notes, upon the final effectiveness of an amendment to the senior credit facility and successful exchange and amendment of our outstanding senior subordinated notes, amendment of our senior discount notes and amendment of our redeemable preferred stock.

  •
  We will prepay $20.0 million of principal to the senior credit facility lenders, reset covenant levels and accelerate the maturity of the senior credit facility to June 1, 2005.

  •
  We will reduce the existing senior discount notes interest rate from 14% to 13%.

  •
  We will pay one past due semi-annual interest payment to the senior subordinated noteholders in cash at closing and capitalize one past due semi-annual interest payment to principal as part of the senior subordinated notes exchange offer. The exchanged senior subordinated notes incorporate a payment-in-kind interest payment schedule when EBITDA levels fall below certain levels.

  •
  Accretion of preferred stock dividends through October 2004 will cease and future payment of scheduled cash dividend payments beginning in November of 2004 will be forfeited.

        Our senior credit facility lenders have agreed not to exercise their rights and remedies under the senior credit facility as a result of the previously discussed defaults until August 14, 2002 (the Forbearance Period) while we complete the restructuring plan. We have entered into a lockup agreement, subject to terms and conditions, in support of the proposed restructuring with holders representing approximately $104.2 million, in aggregate principal amount of our senior subordinated notes and 100% of both the senior discount notes and the redeemable preferred stock. To complete the plan, we intend to launch an exchange offer and consent solicitation for the senior subordinated notes, amend the senior discount notes and amend the redeemable preferred stock.

        Our ability to operate as a going concern is dependent upon our ability to cure the default under the senior credit facility and the senior subordinated notes. The senior subordinated note exchange offer must be completed by the expiration of the Forbearance Period described above. If the exchange offer is not successful, the senior credit facility lenders and the senior subordinated noteholders have the right to demand accelerated principal and unpaid interest payments as a remedy to the event of default. In such a scenario, it is unlikely that we could raise the funds to pay off all of our debts under these financing arrangements. We anticipate, however, that the exchange offer will be successfully completed within the Forbearance Period and that we will be able to meet the financial covenants in the amended senior credit facility and the exchange senior subordinated notes, although there can be no assurance that we will successfully complete the exchange offer nor meet the financial covenants in the amended senior credit facility and the exchange senior subordinated notes. Any failure to complete the exchange offer or meet the revised financial convenants would have a material adverse effect on our financial position and cash flow.

3. Merger

        On November 23, 1999, we merged with Viking Merger Sub. Inc. (Viking), an affiliate of DLJ Merchant Banking Partners II, L.P. and certain of its affiliates, (the Merger) and we continued as the surviving company. The transaction was accounted for as a recapitalization and did not have any impact on our historical basis of assets and liabilities. In connection with the Merger, we:

  •
  Issued 3,212,852 of our class B common stock for $70.7 million cash,

  •
  Entered into a $270.0 million senior secured credit facility,

  •
  Issued $140.0 million of 12.0% senior subordinated notes with warrants to purchase 172,182 shares of class B common stock,

  •
  Issued $40.0 million of 14.5% redeemable preferred stock with warrants to purchase 344,263 shares of class B common stock, and

  •
  Repurchased 15,158,379 shares of common shares for $333.5 million cash.

        In addition, our president and chief executive officer and our executive vice president and chief technology officer exchanged 979,091 shares of common stock for 979,091 shares of class B common stock. We incurred approximately $42.6 million of merger expenses comprising of approximately $26.3 million for cancellation of stock options and the related payments to stock option holders and $16.3 million related to fees and expenses of the Merger.

4. Selected Balance Sheet Data

	As of January 31,
	2001	2002
	(dollars in thousands)
Other current assets
Deferred tax assets	$12,530	$9,800
Other	5,647	5,239

	$18,177	$15,039

Property, plant and equipment, net
Land	$2,481	$2,481
Buildings	20,683	20,632
Equipment	81,901	63,593
Furniture and fixtures	16,866	13,182
Leasehold improvements	24,181	24,590
Construction in progress	4,190	3,579

	150,302	128,057
Less accumulated depreciation and amortization	(92,268)	(77,074)

	$58,034	$50,983

Goodwill, net
Goodwill	$96,976	$96,828
Less accumulated amortization	(24,507)	(30,635)

	$72,469	$66,193

Other assets
Deferred tax assets	$11,440	$16,300
Other	22,984	17,239

	$34,424	$33,539

Accrued expenses
Commissions and compensation	$24,156	$23,674
Accrued interest	4,153	21,303
Defined contribution plan	6,006	5,405
Income taxes payable	163	6,880
Other	11,810	13,120

	$46,288	$70,382

5. Business Acquisitions

        On April 14, 1999, we purchased substantially all operating assets and assumed certain liabilities of Daniels Printing, Limited Partnership for approximately $44.0 million in cash, assumption and payment of existing lines of credit obligations totaling approximately $5.6 million and the assumption of certain ordinary course liabilities of $7.7 million. The acquisition has been accounted for as a purchase. The excess of the purchase price over the estimated fair value of the net identifiable assets acquired, approximated $23.3 million, and was being amortized over 20 years using the straight-line method.

        On June 14, 1999, we purchased substantially all operating assets and assumed certain liabilities of Alternatives Communications Group, Inc. The purchase included approximately $2.6 million in cash, a promissory note for $0.8 million, payment of an existing line of credit obligation of $2.1 million, and the assumption of certain ordinary course liabilities of $1.9 million. The acquisition has been accounted for as a purchase and is not significant to our financial position, operating results or cash flows. The excess of the purchase price over the estimated fair value of the net identifiable assets acquired approximated $3.6 million, and was being amortized over 15 years using the straight-line method.

        On March 31, 2000 and April 12, 2000 we acquired certain assets and assumed certain ordinary course liabilities of Ames Safety Envelope Company and NTEXT Corporation, respectively. These acquisitions have been accounted for under the purchase method of accounting and are not significant to our financial position, operating results or cash flows.

        These acquisitions were financed with excess operating cash and amounts available under our previous revolving credit facility. Results of the acquired companies' operations have been included in the Consolidated Statement of Operations from their respective date of acquisition.

6. Financing Arrangements

        Bank Financing    We have a senior credit facility, as amended, with a syndicate of financial institutions. As discussed in Note 2, we were in default of the senior credit facility agreement at January 31, 2002. The senior credit facility originally consisted of a $50.0 million revolving credit facility and a $220.0 million term loan facility consisting of a $65.0 million term loan A and a $155.0 million term loan B. The revolving credit facility and the term loan A have an original maturity date of November 23, 2005 and the term loan B has an original maturity date of November 23, 2007. The senior credit facility has been amended in fiscal year 2001 and 2002 as a result of violating various financial covenants. Significant amendments to the original senior credit facility include the permanent reduction of the revolving credit facility from $50.0 million to $35.0 million, the elimination of an option to increase the credit facility by $30.0 million, an increase in interest rates, and further restrictions for certain transactions. The senior credit facility is collateralized by substantially all our consolidated assets and is subject to mandatory principal prepayments if certain events occur as defined in the credit agreement. The senior credit facility agreement contains various covenants, including minimum EBITDA, other financial ratios and limitation on the amounts of certain transactions, including payment of dividends.

        As a result of our default, we did not have access to borrowings under our revolving credit facility at January 31, 2002. There were no borrowings outstanding under the revolving credit facility at January 31, 2001 or January 31, 2002. The revolving credit facility bore interest at our option at January 31, 2001, at the reserve adjusted LIBOR rate plus 3.50% or at the alternate base rate plus 2.25% and at the alternate base rate plus 4.25% at January 31, 2002. The revolving credit facility requires commitment fees in an amount equal to 0.75% and 0.50% per year on the daily average unused portion of the revolving credit facility at January 31, 2001 and 2002, respectively.

        The reserve adjusted LIBOR rate at January 31, 2001 was 6.44%. The alternate base rate at January 31, 2001 and 2002 was 9.00% and 4.25%, respectively.

        Debt    Debt consisted of the following:

	As of January 31,
	2001	2002
	(dollars in thousands)
Term loan A, bearing interest at our option at January 31, 2001, at the reserve adjusted LIBOR rate plus 3.50% or at the alternate base rate plus 2.25% and at January 31, 2002, at the alternate base rate plus 4.25%, with interest only payments through January 31, 2001, at which time quarterly principal and interest payments are due through November 2005.	$65,000	$55,870
Term loan B, bearing interest at our option at January 31, 2001, at the reserve adjusted LIBOR rate plus 4.25% or at the alternate base rate plus 3.00% and at January 31, 2002, at the alternate base rate plus 5.00% with quarterly principal and interest payments due through November 2007.	153,063	136,973

Senior subordinated notes, face value of $135.0 million, net of $1.6 million of value ascribed to warrants to purchase 166,033 shares of our class B common stock, Note 12, and $3.8 million of unamortized discount, bearing interest at 12.0%. The notes mature on May 1, 2009 and require semi annual interest payments. The notes may be redeemed on or after November 1, 2004. Up to 35.0% of value will be redeemable on or prior to November 1, 2002, with the net proceeds of a public equity offering should one occur. The notes include various covenants, including limitation on the amounts of certain transactions, including payments of dividends. During fiscal year 2001, we repurchased $5.0 million face value of the senior subordinated notes along with the related warrants to purchase 6,149 shares of our class B common stock for $4.7 million. At January 31, 2002, we were in default of our senior subordinated note agreement and were in arrears for making the semi-annual interest payments totalling approximately $16.2 million.	130,052	130,405

	348,115	323,248
Related parties:
Senior discounted notes, bearing interest at 14%, compounded semi annually with principal and interest due January 2008. Interest accrued is added to the principal balance, and the aggregate principal amount at maturity will be approximately $23.5 million. At our option, the notes may be redeemed prior to January 2007 at a premium. These notes were issued to our major shareholder and to our chief executive officer.	9,100	10,419

	$357,215	$333,667

        Due to the events of default under our senior credit facility and senior subordinated notes as previously discussed, all outstanding debt obligations have been classified as current on the accompanying Consolidated Balance Sheet.

        The scheduled aggregate cash maturities of debt obligations at January 31, 2002 are as follows:

(dollars in thousands)
2003	$8,050
2004	14,550
2005	17,800
2006	21,670
2007	1,550
Thereafter	287,688

$351,308

7. Merger and Other Nonrecurring Costs

        During fiscal year 2002, we recorded a $5.5 million net charge to operations for legal and financial fees that related to the debt restructuring efforts (Note 2).

        During fiscal year 2001 and 2000, we recorded a $0.2 million and $42.6 million charge, respectively, to operations related to the Merger. Approximately $26.3 million of the fiscal year 2000 Merger costs were attributable to the cancellation of stock options with the remaining $16.3 million related to non-capitalizable fees and expenses.

8. Restructuring Costs

        During the first two quarters of fiscal year 2002, we decreased employee headcount, due in part to operation closures, technology improvements and decreased sales volume. This reduction in work force affected approximately 130 employees and crossed all reporting segments and business units. Substantially all of these employees were terminated as of January 31, 2002. As a result, we recorded approximately $1.1 million of employee related restructuring expense during fiscal year 2002.

        During the last two quarters of fiscal year 2001, we streamlined our corporate structure and consolidated our composition and printing operations. As a result, we recorded approximately $4.1 million of employee related restructuring expense, for approximately 370 terminated employees and $0.2 million of restructuring expense associated with facility closings. While the reduction took place in each of our reporting segments, a majority was concentrated in our Specialty Communication Services segment's Financial Document Services business unit.

        The following information relates to restructuring charge activity:

	Severance and related costs	Facility closing costs and other	Total
Restructuring liability at January 31, 2000	$—	$—	$—
Restructuring charges	4,058	265	4,323
Less cash payments	(1,901)	(142)	(2,043)

Restructuring liability at January 31, 2001	2,157	123	2,280

Restructuring charges	1,059	—	1,059
Less cash payments	(3,045)	(123)	(3,168)

Restructuring liability at January 31, 2002	$171	$—	$171

9. Leases

        We lease an office and production facility and the associated land and equipment under capital leases that terminate at various dates through November 30, 2005. Certain leases contain bargain purchase options. A summary of property under capital leases, which is classified as property, plant and equipment is as follows:

	As of January 31,
	2001	2002
	(dollars in thousands)
Land	$333	$333
Building	2,439	2,439
Equipment	2,243	2,317
Less: accumulated amortization	(2,007)	(2,618)

	$3,008	$2,471

We also lease office space and equipment under non-cancelable operating leases, which expire at various dates through October 31, 2014. Rental expense charged to operations was $11.2 million, $15.9 million, and $21.0 million for the years ended January 31, 2000, 2001, and 2002, respectively.

        Because of the event of defaults, as previously discussed in Note 2, we have classified all future capital lease obligations as current in the accompanying Consolidated Balance Sheet. Future minimum rental commitments under non-cancelable leases at January 31, 2002 are as follows:

	Capital leases	Operating leases
	(dollars in thousands)
2003	$1,220	$14,326
2004	1,154	13,186
2005	913	11,228
2006	275	8,396
2007	—	6,158
Thereafter	—	22,853

Total	3,562	$76,147

Imputed interest	846

Present value of minimum lease payments	$2,716

10. Income Taxes

        Components of the provision for (benefit from) income taxes are as follows:

	For the years ended January 31,
	2000	2001	2002
	(dollars in thousands)
Current:
Federal	$6,955	$3,721	$—
State	1,095	103	100
Foreign	—	2,670	—

Total	8,050	6,494	100
Deferred	(559)	(9,860)	(2,130)

Provision for (benefit from) income taxes	$7,491	$(3,366)	$(2,030)

        Temporary differences comprising the net deferred tax asset recognized in the accompanying Consolidated Balance Sheet consist of the following:

	As of January 31,
	2001	2002
	(dollars in thousands)
Allowance for doubtful accounts	$2,001	$5,619
Property, plant, and equipment	4,645	5,559
Domestic net operating loss carryforward	2,204	3,995
Deferred compensation	6,740	3,712
Merger costs	2,708	2,576
Foreign net operating loss carryforward	566	2,070
Insurance reserves	1,655	1,917
Inventories	1,340	459
Other, net	2,971	2,550

Net deferred tax asset before valuation allowance	24,830	28,457
Less: valuation allowance	(860)	(2,357)

Net deferred tax asset	$23,970	$26,100

        Significant differences between income taxes for financial reporting purposes and income taxes calculated using the federal statutory tax rate consist of the following:

	For the years ended January 31,
	2000	2001	2002
	(dollars in thousands)
Benefit from federal income taxes at statutory rate	$(3,080)	$(5,590)	$(4,173)
State income taxes, net of federal benefit	717	(734)	(108)
Non deductible merger costs	4,913	—	—
Non deductible business meeting and entertainment expenses	2,612	2,070	1,173
Foreign income tax rate differential	—	814	—
Utilization of foreign net operating losses	—	(891)	—
Change in valuation allowance	1,250	(390)	1,497
Other	1,079	1,355	(419)

	$7,491	$(3,366)	$(2,030)

        At January 31, 2002, we have approximately $10.0 million of domestic net operating loss carryforwards that expire at various dates through January 31, 2022 and approximately $5.2 million of foreign net operating loss carryforwards of which a significant portion do not expire. We have established a valuation allowance of approximately $2.4 million at January 31, 2002 for our foreign net operating loss carryforwards and domestic capital loss carryforwards. We believe the realizability of our domestic net operating loss carryforwards of $10.0 million and all other deferred tax assets is more likely than not and accordingly have not established any valuation allowance.

        Our consolidated federal income tax returns have been examined by the Internal Revenue Service through fiscal year 1999. Our fiscal 2000 federal and certain state income tax returns are presently under audit. We believe any additional taxes, which may ultimately result from these audits or any other state or local agencies' audits, would not have a material adverse effect on our consolidated financial position, results of operations or cash flows.

11. Defined Contribution Plan

        We sponsor a 401(k) savings plan. Under the plan, our contributions are based on 4% of eligible employee compensation plus a 100% matching contribution up to a maximum of the first 3% of a participant's 401(k) contribution. Substantially all of our employees are covered by the plan. Related operating expense of our 401(k) savings plan was $6.7 million, $7.4 million, and $7.5 million for the years ended January 31, 2000, 2001, and 2002, respectively.

12. Shareholders' Deficit

        Common Stock    The holders of common stock are entitled to one vote for each share on all matters voted upon by the shareholders and may not cumulate votes for the election of directors. Subject to the preferential rights of the class B common stock and preferred stock, any shares of common stock outstanding will be entitled to participate equally in any distribution of net assets made to the shareholders in liquidation of our company and will be entitled to participate equally in dividends when declared by the board of directors. There are no redemption, sinking fund, conversion or preemptive rights with respect to the shares of common stock.

        Class B Common Stock    The class B common stock is identical in all respects to the common stock and has equal rights and privileges, except that the class B common stock, with the respect to rights on liquidation, winding up or dissolution of our company, ranks prior to the common stock. Subject to the preferential rights of the preferred stock, in the event of any voluntary or involuntary liquidation, dissolution or winding up of our company, the holders of outstanding shares of class B common stock are entitled to receive out of our assets available for distribution to shareholders, before any distribution of assets to holders of common stock, an amount equal to $1.00 per share of class B common stock. After such payment, the holders of common stock and class B common stock will share on a pro rata basis in any distribution of our assets, subject to the preferential rights of the preferred stock.

        Subsequent to the Merger with Viking, our board of directors and shareholders adopted the Direct Investment Plan where 1,459,091 shares of our class B common stock are reserved for issuance to certain of our employees, non-employee directors, consultants and independent contractors. Of the 1,459,091 shares, 227,272 shares are designated as reinvestment shares and 1,231,819 shares are designated as coinvestment shares. Reinvestment shares are the shares of our class B common stock purchased by participants with their own funds. Coinvestment shares are the shares of our class B common stock where we lend participants up to 65% of the total amount each participant elects to purchase. As a condition to us making the loan, all of a participant's coinvestment shares must be pledged as collateral for the loan. The loan is a non-recourse promissory note bearing interest at a rate of 8%. While interest on the loan accrues, the participant is not required to pay any interest during the term of the note. Coinvestment shares, for which the company funds 65% of the total purchase price, are immediately vested for 35% of the shares, with the remaining shares vesting over the next five years. The principal and accrued interest balance will be due generally on the earlier of certain events or eight years. We have the right to repurchase all or any portion of the participant's shares upon their termination. The repurchase price is dependent on whether the participant was terminated for cause. However, in no event, will the repurchase price be greater than the fair market value. The fair market value will be determined by the compensation committee of the board of directors and will be based on a specific formula or such other value as the compensation committee determines. Upon termination, other than for cause, the participant has the right to put all or any portion of their reinvestment shares and vested coinvestment shares to us at fair market value.

        At January 31, 2002, there were 152,669 reinvestment and 1,083,208 coinvestment shares outstanding under the Direct Investment Plan. For accounting purposes, the plan is considered a variable plan. Accordingly, a non-cash compensation charge will be recorded in the future when the fair market value of coinvestment shares exceed the original purchase price of such shares.

        Redeemable Preferred Stock    Shares of preferred stock are non-voting, except as otherwise provided by law or by agreement and are due November 15, 2011. Each share of preferred stock is entitled to cumulative, quarterly dividends at a compound rate of 14.5% and a liquidation preference of $80.00 plus accrued dividends. Prior to November 15, 2004, dividends will accrete to the liquidation value of the preferred stock unless holders elect to receive such dividends in the form of additional shares of preferred stock. After November 15, 2004, dividends are payable in cash. Prior to the first dividend payment date, each share of preferred stock will be exchanged for 3.2 shares of preferred stock with identical terms in all respects except the liquidation preference will be equal to $25.00 plus accrued dividends. The preferred stock is subject to redemption at our option at 114.5% of liquidation preference, prior to November 15, 2004, declining to 100.0% of such liquidation preference after November 15, 2007. Upon the occurrence of a change of control, as defined in the terms of the preferred stock, each holder of preferred stock will have the right to require us to repurchase all or any part of the holder's preferred stock at an offer price in cash equal to 101.0% of the liquidation preference.

        Warrants    Together with the issuance of preferred stock, we issued warrants to purchase 344,263 shares of our class B common stock. Each warrant entitles the holder to purchase one share of our class B common stock at an exercise price of $0.01 per share subject to anti-dilution provisions. The warrants are exercisable prior to November 16, 2011. For accounting purposes, $5.5 million from the proceeds of the preferred stock offering were allocated to the estimated value of the warrants and has been classified as additional paid-in capital on our Consolidated Statement of Changes in Shareholders' Equity (Deficit) and Comprehensive Loss.

        Together with the issuance of $140.0 million senior subordinated notes, we issued warrants to purchase 172,182 shares of our class B common stock. Each warrant entitles the holder to purchase one share of our class B common stock at an exercise price of $22.00 per share subject to anti-dilution provisions. The warrants became exercisable after October 31, 2001 and expire May 1, 2009. For accounting purposes, $1.7 million from the proceeds of the issuance of the $140.0 million senior subordinated notes were allocated to the estimated value of the warrants and has been classified as additional paid-in capital on our Consolidated Statement of Changes in Shareholders' Equity (Deficit) and Comprehensive Loss. At January 31, 2002, warrants to purchase 166,032 shares of our class B common stock were outstanding.

        Stock Options    Prior to the November 1999 Merger with Viking, we sponsored various incentive and stock option plans and the 1996 Non-employee Director Plan which provided for the issuance of no more than 6,506,000 shares and 400,000 shares respectively of common stock to eligible participants and non-employee directors. In connection with the Merger, each of the 3,015,118 outstanding options and restricted stock awards, whether or not vested, was cancelled. In lieu thereof, each holder of an option or restricted stock award received a cash payment equal to the excess, if any, of $22.00 over the exercise price of the option multiplied by the number of shares subject to the option, less applicable withholding taxes.

        The post merger 1999 Stock Option Plan adopted by the directors and shareholders reserves 825,000 shares of class B common stock for granting incentive and non-statutory stock options to employees, non-employee directors, consultants, and independent contractors. Options granted will generally become exercisable over a six-year period, or in the case of some options, when certain performance milestones are met. The option plan will terminate on December 19, 2009, unless our board of directors decides to terminate it earlier.

        A summary of selected information regarding all stock options for the three years ended January 31, 2002 follows:

	Number of shares	Exercise price per share	Weighted average exercise price per share
Balance, January 31, 1999	3,270,078	$ 3.68 - $22.75	$12.89
Granted	196,000	14.125 - 20.00	17.74
Exercised	(309,160)	8.125 - 14.875	9.72
Cancelled	(141,800)	8.125 - 21.375	13.81
Cancelled at merger date	(3,015,118)	3.68 - 22.75	13.49
Granted post merger	406,230	22.00	22.00

Balance, January 31, 2000	406,230	$22.00	$22.00
Granted	280,985	22.00	22.00
Cancelled	(39,295)	22.00	22.00

Balance, January 31, 2001	647,920	$22.00	$22.00
Granted	350	22.00	22.00
Cancelled	(54,325)	22.00	22.00

Balance, January 31, 2002	593,945	$22.00	$22.00

        The weighted average remaining contractual life of the options outstanding at January 31, 2002 is 7.9 years. At January 31, 2002, none of the outstanding options were exercisable.

        Had we used the fair value based method of accounting for our incentive and stock option plans beginning on February 1, 1995, and charged compensation costs against income, over the vesting period based on the fair value of options at the date of grant, net loss would have been the following on a pro forma basis:

	For the years ended January 31,
	2000	2001	2002
	(dollars in thousands)
Net loss
As reported	$(16,398)	$(12,771)	$(9,945)
Pro forma	(11,352)	(13,313)	(10,497)

        The pro forma information above includes only stock options granted since fiscal year 1996. As a result of the Merger (Note 3), fiscal year 2000 compensation expense associated with the cancellation of stock options and the related payments to stock option holders accounted for under the intrinsic method exceeded compensation expense computed using the fair value method on a pro forma basis.

        The weighted average grant date fair value of options granted during fiscal years 2000, 2001 and 2002 was $5.67, $0.20, and $0.00 respectively. The weighted average grant date fair value of options was calculated by using the fair value of each option grant, utilizing the Black-Scholes option-pricing model and the following key assumptions:

	For the years ended January 31,
	2000	2001	2002
Risk free interest rate	5.2%	5.0%	4.7%
Expected life	5 years	5 years	5 years
Expected volatility	50.0%	40.0%	40.0%
Expected dividend yield	0.5%	0.0%	0.0%

13. Segment and Related Information

        Our business units have been aggregated into two reportable segments, Specialty Communication Services and Document Services.

        Specialty Communication Services    This segment consists of three business units, Financial Document Services, Strategic Communication Services (formerly the Investment Company Services and Managed Communications Programs business units), and Merrill Print Group. This segment provides our financial, investment company and corporate clients with information technology based solutions for the production and distribution of transactional financial documents, marketing materials, compliance documents, and branded promotional materials. The principal markets for this segment include major metropolitan centers in North America, Europe, Latin America, and the Far East. In August 2000, we announced the consolidation of two business units, Investment Company Services and Managed Communications Programs, into Strategic Communication Services. This consolidation has been implemented.

        Document Services    Document Management Services is the sole business unit reported in this segment. They provide law firms, corporate legal departments, investment banks, and other professional services firms with information management products and services designed to enhance productivity and reduce costs. This business segment provides a total outsourcing solution to our clients' information management needs, including providing all of the staff, technology and equipment necessary to manage the varying levels of demand associated with this function. These Merrill-managed facilities provide clients with a broad range of value added document services, including litigation copying and support, document imaging, electronic document storage and retrieval, binding and post-production shipping. The principal markets for this segment are major metropolitan areas in North America.

        The accounting policies of the reportable segments are the same as those described in Note 1. We evaluate the performance of our operating segments based on revenue and operating earnings of the respective business units. Intersegment sales and transfers are not significant.

        Summarized financial information concerning our reportable segments is shown in the following table. The "Interest & Other" column includes corporate related items and, as it relates to income (loss) before provision for income taxes, income and expenses not allocated to reportable segments.

For the year ended January 31,:	Specialty Communication Services	Document Services	Interest & Other	Total
	(dollars in thousands)
2000
Domestic net revenue	$509,151	$77,255	$—	$586,406
Foreign net revenue	1,331	—	—	1,331

Consolidated revenue	510,482	77,255	—	587,737
Gross profit	175,835	18,450	—	194,285
Income (loss) before income taxes	3,174	2,131	(14,106)	(8,801)
Depreciation and amortization	5,229	3,892	14,140	23,261
Domestic long term assets	108,824	18,271	30,472	157,567
Foreign long term assets	3,926	—	—	3,926

Total long term assets	112,750	18,271	30,472	161,493
Total consolidated assets	$253,587	$37,796	$63,477	$354,860

2001
Domestic net revenue	$505,743	$84,638	$—	$590,381
Foreign net revenue	59,069	—	—	59,069

Consolidated revenue	564,812	84,638	—	649,450
Gross profit	182,920	18,358	—	201,278
Income (loss) before income taxes	14,609	434	(31,014)	(15,971)
Depreciation and amortization	15,953	3,622	4,019	23,594
Domestic long term assets	103,410	15,846	40,092	159,348
Foreign long term assets	5,579	—	—	5,579

Total long term assets	108,989	15,846	40,092	164,927
Total consolidated assets	$234,788	$36,250	$78,290	$349,328

2002
Domestic net revenue	$464,127	$102,940	$—	$567,067
Foreign net revenue	35,796	—	—	35,796

Consolidated revenue	499,923	102,940	—	602,863
Gross profit	172,916	19,101	—	192,017
Income (loss) before income taxes	35,159	2,811	(49,894)	(11,924)
Depreciation and amortization	15,074	3,425	3,969	22,468
Domestic long term assets	94,106	25,617	25,913	145,636
Foreign long term assets	5,079	—	—	5,079

Total long term assets	99,185	25,617	25,913	150,715
Total consolidated assets	$201,104	$50,379	$82,437	$333,920

14. Supplemental Cash Flow Disclosure

      Redeemable preferred stock dividend accretion was $1.2 million, $6.6 million and $7.1 million for fiscal years 2000, 2001 and 2002, respectively.

        We acquired $2.2 million and $0.1 million of property, plant and equipment through capital leases in fiscal 2001 and 2002, respectively.

15. Quarterly Data (unaudited)

        The following is a summary of unaudited quarterly data for the years ended January 31, 2001 and 2002:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
	(dollars in thousands)
2001
Revenue	$169,412	$181,478	$148,931	$149,629	$649,450
Gross profit	54,630	63,651	44,774	38,223	201,278
Net (loss) income	(1,483)	5,866	(5,603)	(11,551)	(12,771)
2002
Revenue	$167,210	$176,556	$135,238	$123,859	$602,863
Gross profit	57,020	58,625	42,186	34,186	192,017
Net (loss) income	(2,148)	1,766	(13,356)	3,793	(9,945)

16. Guarantor Subsidiaries

        Our wholly-owned domestic subsidiaries (Guarantors) unconditionally guarantee our $135.0 million 12% senior subordinated notes. The guarantees are general unsecured obligations of the Guarantors, are subordinated in right of payment to all existing and future senior indebtedness of the Guarantors, including indebtedness of the credit facility, and will rank senior in right of payment to any future subordinated indebtedness of the Guarantors. Separate financial statements of each of the Guarantors are not presented because we believe that such information is not material in assessing the Guarantors.

16. Guarantor Subsidiaries (Continued)

Consolidating Balance Sheet (unaudited)
January 31, 2001
(dollars in thousands)

	Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated
Assets
Current assets
Cash and cash equivalents	$31	$16,238	$6,627	$—	$22,896
Trade receivables	—	111,811	7,345	—	119,156
Intercompany receivables	54,263	(37,971)	—	(16,292)	—
Work in process inventories	—	12,671	2,015	—	14,686
Other inventories	—	9,486	—	—	9,486
Other current assets	—	17,322	855	—	18,177

Total current assets	54,294	129,557	16,842	(16,292)	184,401
Property, plant and equipment, net	—	54,590	3,444	—	58,034
Goodwill, net	—	72,469	—	—	72,469
Other assets	13,645	19,595	2,219	(1,035)	34,424

Total assets	$67,939	$276,211	$22,505	$(17,327)	$349,328

Liabilities and shareholders' (deficit) equity
Current liabilities
Debt obligations	$130,052	$227,163	$—	$—	$357,215
Capital lease obligations	—	3,343	—	—	3,343
Accounts payable	—	29,423	1,708	—	31,131
Intercompany payable	—	—	16,292	(16,292)	—
Accrued expenses	4,153	39,683	2,452	—	46,288

Total current liabilities	134,205	299,612	20,452	(16,292)	437,977
Other liabilities	9,970	1,936	746	—	12,652

Total liabilities	144,175	301,548	21,198	(16,292)	450,629
Minority interest	—	—	—	272	272
Redeemable preferred stock	42,345	—	—	—	42,345
Shareholders (deficit) equity	(118,581)	(25,337)	1,307	(1,307)	(143,918)

Total liabilities and shareholders' (deficit) equity	$67,939	$276,211	$22,505	$(17,327)	$349,328

Consolidating Balance Sheet (unaudited)
January 31, 2002
(dollars in thousands)

	Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated
Assets
Current assets
Cash and cash equivalents	$31	$44,647	$1,207	$—	$45,885
Trade receivables	—	100,527	3,678	—	104,205
Intercompany receivables	49,450	(38,263)	—	(11,187)	—
Work in process inventories	—	10,387	412	—	10,799
Other inventories	—	7,277	—	—	7,277
Other current assets	—	14,685	354	—	15,039

Total current assets	49,481	139,260	5,651	(11,187)	183,205
Property, plant and equipment, net	—	48,451	2,532	—	50,983
Goodwill, net	—	66,193	—	—	66,193
Other assets	8,677	18,998	2,625	3,239	33,539

Total assets	$58,158	$272,902	$10,808	$(7,948)	$333,920

Liabilities and shareholders' (deficit) equity
Current liabilities
Debt obligations	$130,405	$203,262	$—	$—	$333,667
Capital lease obligations	—	2,716	—	—	2,716
Accounts payable	—	29,227	704	—	29,931
Intercompany payable	—	—	11,187	(11,187)	—
Accrued expenses	21,303	47,736	1,343	—	70,382

Total current liabilities	151,708	282,941	13,234	(11,187)	436,696
Other liabilities	5,578	3,018	490	—	9,086

Total liabilities	157,286	285,959	13,724	(11,187)	445,782
Minority interest	—	—	—	323	323
Redeemable preferred stock	49,489	—	—	—	49,489
Shareholders (deficit) equity	(148,617)	(13,057)	(2,916)	2,916	(161,674)

Total liabilities and shareholders' (deficit) equity	$58,158	$272,902	$10,808	$(7,948)	$333,920

Consolidating Statement of Operations (unaudited)
For the Year Ended January 31, 2000
(dollars in thousands)

	Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated
Net revenue	$—	$581,688	$8,581	$(2,532)	$587,737
Cost of revenue	—	387,704	7,198	(1,450)	393,452

Gross profit	—	193,984	1,383	(1,082)	194,285
Selling, general and administrative expenses	—	145,656	1,778	(1,082)	146,352
Merger and nonrecurring costs	11,585	30,807	236	—	42,628

Operating income (loss)	(11,585)	17,521	(631)	—	5,305
Interest expense, net	3,348	9,484	33	(33)	12,832
Other expense (income), net	—	2,924	(220)	(1,430)	1,274

(Loss) income before income taxes	(14,933)	5,113	(444)	1,463	(8,801)
Provision for income taxes	—	6,366	1,125	—	7,491

(Loss) income before minority interest	(14,933)	(1,253)	(1,569)	1,463	(16,292)

Minority interest	—	—	—	106	106

Net (loss) income	$(14,933)	$(1,253)	$(1,569)	$1,357	$(16,398)

16. Guarantor Subsidiaries (Continued)

Consolidating Statement of Operations (unaudited)
For the Year Ended January 31, 2001
(dollars in thousands)

	Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated
Net revenue	$—	$586,638	$64,949	$(2,137)	$649,450
Cost of revenue	—	404,895	44,419	(1,142)	448,172

Gross profit	—	181,743	20,530	(995)	201,278
Selling, general and administrative expenses	—	155,129	17,776	(1,101)	171,804
Merger and other nonrecurring costs	—	181	—	—	181
Restructuring costs	—	4,323	—	—	4,323

Operating income	—	22,110	2,754	106	24,970
Interest expense, net	16,938	25,675		—	42,613
Other (income) expense, net	(2)	(6,268)	2,364	2,234	(1,672)

(Loss) income before income taxes	(16,936)	2,703	390	(2,128)	(15,971)
(Benefit from) provision for income taxes	—	(6,156)	2,790	—	(3,366)

(Loss) income before minority interest	(16,936)	8,859	(2,400)	(2,128)	(12,605)

Minority interest	—	—	—	166	166

Net (loss) income	$(16,936)	$8,859	$(2,400)	$(2,294)	$(12,771)

Consolidating Statement of Operations (unaudited)
For the Year Ended January 31, 2002
(dollars in thousands)

	Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated
Net revenue	$—	$568,084	$36,822	$(2,043)	$602,863
Cost of revenue	—	384,495	28,011	(1,660)	410,846

Gross profit	—	183,589	8,811	(383)	192,017
Selling, general and administrative expenses	—	141,010	12,277	(361)	152,926
Merger and other nonrecurring costs	—	5,493	—	—	5,493
Restructuring costs	—	1,059	—	—	1,059

Operating income (loss)	—	36,027	(3,466)	(22)	32,539
Interest expense (income), net	19,384	25,251	(14)	—	44,621
Other (income) expense, net	—	(4,640)	310	4,172	(158)

(Loss) income before income taxes	(19,384)	15,416	(3,762)	(4,194)	(11,924)
(Benefit from) provision for income taxes	—	(2,491)	461	—	(2,030)

(Loss) income before minority interest	(19,384)	17,907	(4,223)	(4,194)	(9,894)

Minority interest	—	—	—	51	51

Net (loss) income	$(19,384)	$17,907	$(4,223)	$(4,245)	$(9,945)

Consolidating Statement of Cash Flows (unaudited)
For the Year Ended January 31, 2000
(dollars in thousands)

	Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated
Operating activities:
Net (loss) income	$(14,933)	$(1,253)	$(1,569)	$1,357	$(16,398)
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation and amortization	—	16,053	265	—	16,318
Amortization of intangible and other assets	—	7,068	—	—	7,068
Provision for losses on trade receivables	—	80	—	—	80
Deferred income taxes	—	(559)	—	—	(559)
Minority interest in earnings of subsidiary	—	—	—	106	106
Earning of subsidiary	—	1,463	—	(1,463)
Other, net	48	(3,930)	—	—	(3,882)
Changes in operating assets and liabilities, net of effects from business acquisitions:
Trade receivables	—	(7,172)	(3,215)	—	(10,387)
Intercompany receivables	(56,590)	56,590	—	—	—
Work in process inventories	—	(1,898)	(316)	—	(2,214)
Other inventories	—	819	—	—	819
Other current assets	(4,014)	1,887	1,042	—	(1,085)
Accounts payable	—	(2,378)	428	—	(1,950)
Accrued expenses and other liabilities	3,127	(11,716)	650	—	(7,939)

Net cash (used in) provided by operating activities:	(72,362)	55,054	(2,715)	—	(20,023)

Investing activities:
Purchase of property, plant and equipment	—	(11,065)	(4,187)	—	(15,252)
Proceeds from disposal of property, plant and equipment	—	398	—	—	398
Business acquisitions, net of cash acquired	—	(55,245)	—	—	(55,245)
Other investing activities, net	—	(12,024)	(376)	10,740	(1,660)

Net cash (used in) provided by investing activities:	—	(77,936)	(4,563)	10,740	(71,759)

Financing activities:
Borrowings on notes payable to banks	—	157,575	—	—	157,575
Repayments on notes payable to banks	—	(159,707)	—	—	(159,707)
Proceeds from issuance of debt	134,528	221,709	—	—	356,237
Proceeds from intercompany debt	—	—	10,740	(10,740)	—
Debt issuance costs	—	(10,160)	—	—	(10,160)
Principal payments on debt and capital lease obligations	—	(40,926)	—	—	(40,926)
Issuance of class B common stock	42	70,641	—	—	70,683
Issuance of redeemable preferred stock	40,000	—	—	—	40,000
Repurchase of common stock	—	(333,495)	—	—	(333,495)
Dividends paid	—	(963)	—	—	(963)
Exercise of stock options	—	3,003	—	—	3,003
Tax benefit realized upon exercise of stock options	—	521	—	—	521
Other equity transactions, net	(99,061)	99,056	—	—	(5)

Net cash provided by (used in) financing activities:	75,509	7,254	10,740	(10,740)	82,763

Increase (decrease) in cash and cash equivalents	3,147	(15,628)	3,462	—	(9,019)
Cash and cash equivalents, beginning of year	—	19,582	3,895	—	23,477

Cash and cash equivalents, end of year	$3,147	$3,954	$7,357	$—	$14,458

Consolidating Statement of Cash Flows (unaudited)
For the Year Ended January 31, 2001
(dollars in thousands)

	Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated
Operating activities:
Net (loss) income	$(16,936)	$8,859	$(2,400)	$(2,294)	$(12,771)
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation and amortization	—	16,070	976	—	17,046
Amortization of intangible and other assets	—	6,761	—	—	6,761
Provision for losses on trade receivables	—	4,373	—	—	4,373
Deferred income taxes	—	(9,860)	—	—	(9,860)
Non-cash interest and amortization of deferred financing costs	2,120	353	—	—	2,473
Minority interest in earnings of subsidiary	—	—	—	166	166
Earning of subsidiary	—	(2,128)	—	2,128	—
Other, net	(278)	359	—	—	81
Changes in operating assets and liabilities, net of effects from business acquisitions:
Trade receivables	—	8,038	(2,087)	—	5,951
Intercompany receivables	2,325	(2,325)	—	—	—
Work in process inventories	—	5,592	(1,226)	—	4,366
Other inventories	—	(1,114)	—	—	(1,114)
Other current assets	8,402	(5,462)	(1,047)	—	1,893
Accounts payable	—	(6,208)	1,262	—	(4,946)
Accrued expenses and other liabilities	—	5,498	1,993	—	7,491

Net cash (used in) provided by operating activities:	(4,367)	28,806	(2,529)	—	21,910

Investing activities:
Purchase of property, plant and equipment	—	(13,168)	(836)	—	(14,004)
Proceeds from disposal of property, plant and equipment	—	798	—	—	798
Business acquisitions, net of cash acquired	—	(3,904)	—	—	(3,904)
Other investing activities, net	—	(6,894)	(861)	1,981	(5,774)

Net cash (used in) provided by investing activities:	—	(23,168)	(1,697)	1,981	(22,884)

Financing activities:
Borrowings on notes payable to banks	—	150,950	—	—	150,950
Repayments on notes payable to banks	—	(150,950)	—	—	(150,950)
Proceeds from issuance of debt	—	9,100	—	—	9,100
Proceeds from intercompany debt	—	—	1,981	(1,981)	—
Principal payments on debt and capital lease obligations	(5,060)	(2,454)	—	—	(7,514)
Issuance of class B common stock	12,100	—	—	—	12,100
Repurchase of class B common stock	(5,789)	—	—	—	(5,789)

Net cash provided by (used in) financing activities:	1,251	6,646	1,981	(1,981)	7,897

Effect of exchange rate changes on cash	—	—	1,515	—	1,515

(Decrease) increase in cash and cash equivalents	(3,116)	12,284	(730)	—	8,438
Cash and cash equivalents, beginning of year	3,147	3,954	7,357	—	14,458

Cash and cash equivalents, end of year	$31	$16,238	$6,627	$—	$22,896

Consolidating Statement of Cash Flows (unaudited)
For the Year Ended January 31, 2002
(dollars in thousands)

	Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated
Operating activities:
Net (loss) income	$(19,384)	$17,907	$(4,223)	$(4,245)	$(9,945)
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Depreciation and amortization	—	14,693	1,018	—	15,711
Amortization of intangible and other assets	—	6,757	—	—	6,757
Provision for losses on trade receivables	—	10,134	—	—	10,134
Deferred income taxes	—	(2,130)	—	—	(2,130)
Non-cash interest and amortization of deferred financing costs	1,287	2,802	—	—	4,089
Minority interest in earnings of subsidiary	—	—	—	51	51
Earning of subsidiary	—	(4,194)	—	4,194	—
Other, net	(359)	3.431	—	—	3,072
Changes in operating assets and liabilities:
Trade receivables	—	1,122	3,667	—	4,789
Intercompany receivables	4,815	(4,815)	—	—	—
Work in process inventories	—	2,172	1,603	—	3,775
Other inventories	—	2,307	—	—	2,307
Other current assets	(3,463)	3,117	501	—	155
Accounts payable	—	(308)	(1,004)	—	(1,312)
Accrued expenses and other liabilities	17,150	7,351	(1,109)	—	23,392

Net cash provided by (used in) operating activities:	46	60,346	453	—	60,845

Investing activities:
Purchase of property, plant and equipment	—	(10,763)	(106)	—	(10,869)
Proceeds from disposal of property, plant and equipment	—	385	—	—	385
Other investing activities, net	—	4,362	(406)	(4,913)	(957)

Net cash (used in) provided by investing activities:	—	(6,016)	(512)	(4,913)	(11,441)

Financing activities:
Proceeds from intercompany debt	—	—	(4,913)	4,913	—
Principal payments on debt and capital lease obligations	—	(25,921)	—	—	(25,921)
Issuance of class B common stock	—	—	—	—	—
Repurchase of class B common stock	(46)	—	—	—	(46)

Net cash (used in) provided by financing activities:	(46)	(25,921)	(4,913)	4,913	(25,967)

Effect of exchange rate changes on cash	—	—	(448)	—	(448)

Increase in cash and cash equivalents	—	28,409	(5,420)	—	22,989
Cash and cash equivalents, beginning of year	31	16,238	6,627	—	22,896

Cash and cash equivalents, end of year	$31	$44,647	$1,207	$—	$45,885

The following pages F-35 through F-47 are the unaudited interim Consolidated Financial Statements as of April 30, 2002 and for the three months ended April 30, 2002 and 2001.

Merrill Corporation
Consolidated Balance Sheet
(dollars in thousands)
(unaudited)

April 30, 2002
Assets
Current assets
Cash and cash equivalents	$15,434
Trade receivables, less allowance for doubtful accounts of $16,218	133,111
Work in process inventories	23,921
Other inventories	7,897
Other current assets	17,557

Total current assets	197,920
Property, plant and equipment, net	50,007
Goodwill, net	66,361
Other assets	30,099

Total assets	$344,387

Liabilities and shareholders' deficit
Current liabilities
Debt obligations	$321,335
Debt obligations, related parties	10,795
Capital lease obligations	2,546
Accounts payable	37,380
Accrued expenses	72,319

Total current liabilities	444,375
Other liabilities	8,309

Total liabilities	452,684
Commitments and contingencies
Minority interest	341
Redeemable preferred stock	51,518
Shareholders' deficit	(160,156)

Total liabilities and shareholders' deficit	$344,387

The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

Merrill Corporation

Consolidated Statement of Operations

(dollars in thousands)
(unaudited)

	For Three Months Ended April 30,
	2001	2002
Net revenue	$167,210	$159,236
Cost of revenue	110,189	100,012

Gross profit	57,021	59,224
Selling, general and administrative expenses	43,691	42,301
Merger and other nonrecurring costs	1,917	1,488
Restructuring costs	122	—

Operating income	11,291	15,435
Interest expense, net	11,937	9,682
Other expense (income), net	736	(409)

(Loss) income before income taxes	(1,382)	6,162
Provision for income taxes	750	3,070

(Loss) income before minority interest	(2,132)	3,092
Minority interest	16	18

Net (loss) income	$(2,148)	$3,074

The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

Merrill Corporation

Consolidated Statement of Cash Flows

(dollars in thousands)
(unaudited)

	Three Months Ended April 30,
	2001	2002
Operating activities:
Net (loss) income	$(2,148)	$3,074
Adjustment to reconcile net (loss) income to net cash provided by (used in) operating activities:
Depreciation and amortization	4,146	3,818
Amortization of intangible and other assets	1,659	120
Provision for losses on trade receivables	1,434	2,096
Deferred income taxes	—	3,070
Non-cash interest expense and amortization of deferred financing costs	903	767
Minority interest in earnings of subsidiary	16	18
Other, net	1,782	171
Changes in operating assets and liabilities
Trade receivables	(30,720)	(30,596)
Work in process inventories	(6,831)	(13,384)
Other inventories	(319)	(860)
Other current assets	(442)	(2,530)
Accounts payable	24,926	6,649
Accrued expenses and other liabilities	8,864	1,743

Net cash provided by (used in) operating activities	3,270	(25,844)

Investing activities:
Purchase of property, plant and equipment	(1,069)	(2,648)
Proceeds from disposal of property, plant and equipment	27	3
Other investing activities, net	—	(189)

Net cash used in investing activities	(1,042)	(2,834)

Financing activities:
Principal payments on debt and capital lease obligations	(1,277)	(2,198)
Repurchase of class B common stock	(60)	—
Other equity transactions, net	(90)	—

Net cash used in financing activities	(1,427)	(2,198)

Effect of exchange rate changes on cash	(332)	425

Increase (decrease) in cash and cash equivalents	469	(30,451)
Cash and cash equivalents, beginning of year	22,896	45,885

Cash and cash equivalents, end of quarter	$23,365	$15,434

The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

Merrill Corporation

Notes to Unaudited Interim Consolidated Financial Statements

(unaudited)

1.    Basis of Presentation

        The accompanying unaudited interim consolidated financial statements of Merrill Corporation (the Company) have been prepared in accordance with accounting principles in the United States of America generally accepted for interim financial information and with Regulation S-X of the Securities Exchange Act of 1934. Accordingly, they do not include all of the information necessary for a fair presentation of results of operations, financial position, and cash flows in conformity with accounting principles generally accepted in the United States of America. In the opinion of management, the consolidated financial statements reflect all adjustments, consisting of normal recurring items, considered necessary for a fair presentation of our results for the periods presented. Operating results for interim periods are not necessarily indicative of results that may be expected for the fiscal year as a whole. Certain information, accounting policies and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to such rules and regulations. For further information, refer to the consolidated financial statements and notes thereto included herein for the year ended January 31, 2002.

2. Restructuring and Going Concern Matters

        The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. We have significant borrowings which require, among other things, compliance with financial covenants including, minimum Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA), and certain financial ratios based on EBITDA. As a result of depressed domestic financial transaction markets that began in April 2000, our operating results were negatively impacted and, as a result, we failed to meet our financial covenants under our senior credit facility for our third quarter ended October 31, 2000. We obtained the First Amendment from our senior credit facility lenders in December 2000 that reduced our financial covenants retroactively for the third quarter ended October 31, 2000 and for each quarter in the future through April 30, 2001. In consideration for this amendment, we paid an amendment fee of $0.7 million and interest rates were increased. In addition, our revolving credit facility was reduced from $50.0 million to $35.0 million and a new senior debt to EBITDA financial ratio covenant was added. On January 12, 2001 to satisfy another provision of the First Amendment, our major shareholder and our president and chief executive officer infused $9.1 million of funds in the form of 14% senior discount notes.

        Our operating results continued to be negatively impacted by depressed financial markets and by the effects of a slowing domestic economy for the remainder of our fiscal year ending January 31, 2001, and as a result, we failed to meet our revised financial covenants for the fiscal year then ended. We obtained the Second Amendment to the senior credit facility in February 2001. This amendment waived all defaults arising from our failure to satisfy the financial covenants at January 31, 2001 through April 15, 2001 (the Waiver Period). In consideration for the Second Amendment, we paid an amendment fee of $0.3 million and agreed to pay default interest rates on outstanding borrowings and not to borrow against our revolving credit facility. During the Waiver Period, we began discussions with our lenders regarding additional amendments or waivers and the potential consensual restructuring of outstanding debt obligations. On April 24, 2001, we received notice from the senior credit facility lenders that due to our failure to comply with the financial covenants by the end of the Waiver Period, an event of default had been declared. Concurrently with the notice to us, the senior credit facility lenders issued a payment blockage to the trustee of the senior subordinated notes to prevent payment of interest to the senior subordinated noteholders until the earlier of the date on which the event of default under the senior credit facility was cured or waived or 179 days after the payment blockage was received. Accordingly, we did not make the semi-annual interest payment due May 1, 2001 for our senior subordinated notes. Negotiations with both our senior credit facility lenders and senior subordinated noteholders continued, but were interrupted by the events of September 11, 2001.

        On October 19, 2001 we entered into the Third Amendment to our senior credit facility whereby the senior credit facility lenders agreed to forbear their right to exercise remedies under the event of default through November 18, 2001. In consideration for this amendment, we prepaid $20.0 million of principal out of existing cash balances. The amendment also required us to give notice to the senior credit facility lenders of our intent to make any future senior subordinated interest payments and other payments in excess of defined amounts in the agreement. We did not make the November 1, 2001 or the May 1, 2002 semi-annual interest payment on the senior subordinated notes.

        During this extended period, we were in ongoing discussions with the senior credit facility lenders and the senior subordinated noteholders regarding a restructuring of our debt. On June 3, 2002, we announced an agreement on a proposed restructuring plan that will waive or cure existing defaults under our senior credit facility and senior subordinated note agreements. Significant financial terms of the proposed restructuring plan include:

  •
  Our major shareholder will invest $18.5 million, in the form of 13% senior discount notes, upon the final effectiveness of an amendment to the senior credit facility and successful exchange and amendment of our outstanding senior subordinated notes, amendment of our senior discount notes and amendment of our redeemable preferred stock.

  •
  We will prepay $20.0 million of principal to the senior credit facility lenders, reset covenant levels and accelerate the maturity of the senior credit facility to June 1, 2005.

  •
  We will reduce the existing senior discount notes interest rate from 14% to 13%.

  •
  We will pay one past due semi-annual interest payment to the senior subordinated noteholders in cash at closing and capitalize one past due semi-annual interest payment to principal as part of the senior subordinated notes exchange offer. The exchanged senior subordinated notes incorporate a payment-in-kind interest payment schedule when EBITDA levels fall below certain levels.

  •
  Accretion of preferred stock dividends through October 2004 will cease and future payment of scheduled cash dividend payments beginning in November of 2004 will be forfeited.

        Our senior credit facility lenders have agreed not to exercise their rights and remedies under the senior credit facility as a result of the previously discussed defaults until August 14, 2002 (the Forbearance Period) while we complete the restructuring plan. We have entered into a lockup agreement, subject to terms and conditions, in support of the proposed restructuring with holders representing approximately $104.2 million, in aggregate principal amount of our senior subordinated notes and 100% of both the senior discount notes and the redeemable preferred stock. To complete the plan, we intend to launch an exchange offer and consent solicitation for the senior subordinated notes, amend the senior discount notes and amend the redeemable preferred stock.

        Our ability to operate as a going concern is dependent upon our ability to cure the default under the senior credit facility and the senior subordinated notes. The senior subordinated note exchange offer must be completed by the expiration of the Forbearance Period described above. If the exchange offer is not successful, the senior credit facility lenders and the senior subordinated noteholders have the right to demand accelerated principal and unpaid interest payments as a remedy to the event of default. In such a scenario, it is unlikely that we could raise the funds to pay off all of our debts under these financing arrangements. We anticipate, however, that the exchange offer will be successfully completed within the Forbearance Period and that we will be able to meet the financial covenants in the amended senior credit facility and the exchange senior subordinated notes, although there can be no assurance that we will successfully complete the exchange offer nor meet the financial covenants in the amended senior credit facility and the exchange senior subordinated notes. Any failure to complete the exchange offer or meet the revised financial convenants would have a material adverse effect on our financial position and cash flow.

3.    Comprehensive (Loss) Income

        We report accumulated other comprehensive (loss) income in the Consolidated Statement of Shareholder's Equity (Deficit) and Comprehensive Loss. The accumulated other comprehensive loss consists solely of foreign currency translation adjustments. Comprehensive (loss) income for the three months ended April 30, 2001 and 2002 is as follows:

	Three Months Ended April 30
	2001	2002
	(dollars in thousands)
Net (loss) income	$(2,148)	$3,074
Change in cumulative foreign currency translation	(435)	381

Comprehensive (loss) income	$(2,583)	$3,455

4.    Merger and other nonrecurring costs

        During the three months ended April 30, 2001 and 2002, we recorded a charge to operations totalling $1.9 million and $1.5 million, respectively, for financial and legal fees associated with the restructuring efforts.

5.    Debt

        Debt consisted of the following as of April 30, 2002:

(dollars in thousands)
Senior credit facility
Term loan A	$54,245
Term loan B	136,585
Senior subordinated notes	130,505

321,335
Related parties:
Senior discounted notes	10,795

$332,130

        At January 31, 2002 and April 30, 2002, we are in default of our senior credit facility agreement and senior subordinated note agreements. Accordingly, we have classified all of our debt and capital lease obligations as current in the accompanying Consolidated Balance Sheet.

6.    Segment and Related Information

        Our business units have been aggregated into two reportable segments, Specialty Communication Services and Document Services.

        Specialty Communication Services    This segment consists of three business units, Financial Document Services, Strategic Communication Services (formerly the Investment Company Services and Managed Communications Programs business units) and Merrill Print Group. This segment provides our financial, investment company and corporate clients with information technology-based solutions for the production and distribution of transactional financial documents, marketing materials, compliance documents, and branded promotional materials. The principal markets for this segment include major metropolitan centers in North America, Europe, Latin America, and the Far East. In August 2000, we consolidated two business units, Investment Company Services and Managed Communications Programs, into Strategic Communications Services. This consolidation has been implemented.

        Document Services    Document Management Services is the sole business unit reported in this segment. They provide law firms, corporate legal departments, investment banks, and other professional services firms with information management products and services designed to enhance productivity and reduce costs. This business segment provides a total outsourcing solution to our clients' information management needs, including providing all of the staff, technology and equipment necessary to manage the varying levels of demand associated with this function. These Merrill-managed facilities provide clients with a broad range of value-added document services, including litigation copying and support, document imaging, electronic document storage and retrieval, binding and post-production shipping. The principal markets for this segment are major metropolitan areas in North America.

        We evaluate the performance of our operating segments based on revenue and operating earnings of the respective business units. Intersegment sales and transfers are not significant.

        Summarized financial information concerning our reportable segments is shown in the following table. The "Interest and Other" column includes corporate related items and, as it relates to income (loss) before provision for income taxes, income and expenses not allocated to reportable segments.

For the quarter ended April 30,	Specialty Communication Services	Document Services	Interest & Other	Total
	(dollars in thousands)
2002
Domestic net revenue	$123,330	$29,034	$0	$152,364
Foreign net revenue	6,872	—	—	6,872

Consolidated revenue	130,202	29,034	—	159,236
Gross profit	56,775	2,449	—	59,224
Income (loss) before income taxes	16,706	1,232	(11,776)	6,162
Depreciation and amortization	2,480	470	988	3,938
Domestic long term assets	109,780	13,655	18,009	141,444
Foreign long term assets	5,023	—	—	5,023

Total long term assets	114,803	13,655	18,009	146,467
Total consolidated assets	$258,577	$38,824	$46,986	$344,387

2001
Domestic net revenue	$131,764	$25,515	$0	$157,279
Foreign net revenue	9,931	—	—	9,931

Consolidated revenue	141,695	25,515	—	167,210
Gross profit	55,753	1,268	—	57,021
Income (loss) before income taxes	11,117	738	(13,237)	(1,382)
Depreciation and amortization	3,834	917	1,054	5,805
Domestic long term assets	97,094	14,857	39,208	151,159
Foreign long term assets	5,257	—	—	5,257

Total long term assets	102,351	14,857	39,208	156,416
Total consolidated assets	$265,068	$34,943	$78,045	$378,056

7.    Supplemental Cash Flow Disclosure

        During the three-months ended April 30, 2001, we repurchased 6,660 shares of Class B common stock for $0.1 million in cash and $0.1 million in forgiveness of notes receivable.

8.    New Accounting Pronouncements

        In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141 "Business Combinations," and SFAS No. 142 "Goodwill and Other Intangible Assets". SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 141 also specifies intangible assets acquired in a purchase method business combination must be recognized and reported apart from goodwill. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually. SFAS No. 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives.

        We were required to adopt SFAS No. 141 immediately. SFAS No. 142 was adopted effective February 1, 2002. Based on our preliminary analysis, we do not anticipate impairment issues or changes in connection with the implementation or in the foreseeable future, based on the current performance of our reporting units. We expect to complete our analysis by the end of the second fiscal quarter.

        Prior to February 1, 2002, we recorded goodwill in connection with business acquisitions. The resulting goodwill was generally amortized over 15 to 20 years. The effect of the change in accounting during the three-month period ended April 30, 2002 was to increase net income, net of tax, by approximately $0.9 million. The pro forma amounts shown below reflect the effect of retroactive applications of the non-amortization of goodwill as if the new method of accounting had been in effect in the prior period.

	2001	2002
Net (loss) income, as reported	$(2,148)	$3,074
Goodwill amortization (net of tax)	922	—

Adusted (loss) income	$(1,226)	$3,074

        In August 2001, SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets" was issued. This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS 144 retains and expands upon the fundamental provisions of existing guidance related to the recognition and measurement of the impairment of long-lived assets to be held and used, and the measurement of long-lived assets to be disposed of by sale. We do not believe the adoption of SFAS No. 144 will have a material impact on our financial position, result of operations or cash flows.

9.    Guarantor Subsidiaries

        Our wholly-owned domestic subsidiaries (Guarantors) unconditionally guarantee our $135.0 million 12% senior subordinated notes. The guarantees are general unsecured obligations of the Guarantors, are subordinated in right of payment to all existing and future senior indebtedness of the Guarantors, including indebtedness of the credit facility, and will rank senior in right of payment to any future subordinated indebtedness of the Guarantors. Separate financial statements of each of the Guarantors are not presented because we believe that such information is not material in assessing the Guarantors.

9. Guarantor Subsidiaries (Continued)

Consolidating Balance Sheet (unaudited)
April 30, 2002
(dollars in thousands)

	Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated
Assets
Current assets
Cash and cash equivalents	$31	$14,217	$1,186	$—	$15,434
Trade receivables	—	128,557	4,554	—	133,111
Intercompany receivables	44,681	(44,891)	—	210	—
Work in process inventories	—	22,259	1,662	—	23,921
Other inventories	—	7,897	—	—	7,897
Other current assets	—	17,105	452	—	17,557

Total current assets	44,712	145,144	7,854	210	197,920
Property, plant and equipment, net	—	47,641	2,366	—	50,007
Goodwill, net	—	66,361	—	—	66,361
Other assets	8,509	27,595	5,367	(11,372)	30,099

Total assets	$53,221	$286,741	$15,587	($11,162)	$344,387

Liabilities and shareholders' (deficit) equity
Current liabilities
Debt obligations	$130,503	$201,627	$—	$—	$332,130
Capital lease obligations	—	2,546	—	—	2,546
Accounts payable	—	35,330	2,050	—	37,380
Intercompany payable	—	—	(210)	210	—
Accrued expenses	25,879	45,670	770	—	72,319

Total current liabilities	156,382	285,173	2,610	210	444,375
Other liabilities	5,803	1,242	1,264	—	8,309

Total liabilities	162,185	286,415	3,874	210	452,684
Minority interest	—	—	—	341	341
Redeemable preferred stock	51,518	—	—	—	51,518
Shareholders (deficit) equity	(160,482)	326	11,713	(11,713)	(160,156)

Total liabilities and shareholders' (deficit) equity	$53,221	$286,741	$15,587	($11,162)	$344,387

9. Guarantor Subsidiaries (Continued)

Consolidating Statement of Operations (unaudited)
For the Three Months Ended April 30, 2001
(dollars in thousands)

	Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated
Net revenue	$—	$155,263	$12,462	($515)	$167,210
Cost of revenue	—	101,795	8,780	(386)	110,189

Gross profit	—	53,468	3,682	(129)	57,021
Selling, general and administrative expenses	—	39,789	3,902	—	43,691
Merger and nonrecurring costs	—	1,917	—	—	1,917
Restructuring costs	—	122	—	—	122

Operating income (loss)	—	11,640	(220)	(129)	11,291
Interest expense, net	4,138	7,799	—	—	11,937
Other expense (income), net	—	1,420	(599)	(85)	736

(Loss) income before income taxes	(4,138)	2,421	379	(44)	(1,382)
Provision for income taxes	—	440	310	—	750

(Loss) income before minority interest	(4,138)	1,981	69	(44)	(2,132)

Minority interest	—	—	—	16	16

Net (loss) income	($4,138)	$1,981	$69	($60)	($2,148)

Consolidating Statement of Operations (unaudited)
For the Three Months Ended April 30, 2002
(dollars in thousands)

	Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated
Net revenue	$—	$153,440	$5,796	$—	$159,236
Cost of revenue	—	95,894	3,769	349	100,012

Gross profit	—	57,546	2,027	(349)	59,224
Selling, general and administrative expenses	—	40,015	2,286	—	42,301
Merger and other nonrecurring costs	—	1,488	—	—	1,488

Operating income (loss)	—	16,043	(259)	(349)	15,435
Interest expense, net	4,898	4,784	—	—	9,682
Other (income) expense,net	—	(631)	(9)	231	(409)

(Loss) income before income taxes	(4,898)	11,890	(250)	(580)	6,162
Provision for income taxes	—	3,070	—	—	3,070

(Loss) income before minority interest	(4,898)	8,820	(250)	(580)	3,092

Minority interest	—	—	—	18	18

Net (loss) income	($4,898)	$8,820	($250)	($598)	$3,074

9. Guarantor Subsidiaries (Continued)

Consolidating Statement of Cash Flows (unaudited)
For the Three Months Ended April 30, 2001
(dollars in thousands)

	Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated
Operating activities:
Net (loss) income	$(4,138)	$1,981	$69	$(60)	$(2,148)
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Depreciation and amortization	—	3,917	229	—	4,146
Amortization of intangible and other assets	—	1,659	—	—	1,659
Provision for losses on trade receivables	—	1,434	—	—	1,434
Non-cash interest expense and amortization of deferred financing costs	173	730	—	—	903
Minority interest in earnings of subsidiary	—	—	—	16	16
Earning of subsidiary	—	(44)	—	44	—
Other, net	403	1,379	—	—	1,782
Changes in operating assets and liabilities, net of effects from business acquisitions:
Trade receivables	—	(27,891)	(2,829)	—	(30,720)
Intercompany receivables	71	(71)	—	—	—
Work in process inventories	—	(7,007)	176	—	(6,831)
Other inventories	—	(319)	—	—	(319)
Other current assets	—	(611)	169	—	(442)
Accounts payable	—	25,316	(390)	—	24,926
Accrued expenses and other liabilities	3,551	7,100	(1,787)	—	8,864

Net cash provided by (used in) operating activities	60	7,573	(4,363)	—	3,270

Investing activities:
Purchase of property, plant and equipment	—	(1,124)	55	—	(1,069)
Proceeds from disposal of property, plant and equipment	—	27	—	—	27
Other investing activities, net	—	(3,929)	(102)	4,031	—

Net cash (used in) provided by investing activities	—	(5,026)	(47)	4,031	(1,042)

Financing activities:
Proceeds from intercompany debt	—	—	4,031	(4,031)	—
Principal payments on debt and capital lease obligations	—	(1,277)	—	—	(1,277)
Repurchase of class B common stock	(60)	—	—	—	(60)
Other equity transactions, net	—	(90)	—	—	(90)

Net cash (used in) provided by financing activities	(60)	(1,367)	4,031	(4,031)	(1,427)

Effect of exchange rate changes on cash	—	—	(332)	—	(332)

Increase (decrease) in cash and cash equivalents	—	1,180	(711)	—	469
Cash and cash equivalents, beginning of year	31	16,590	6,275	—	22,896

Cash and cash equivalents, end of quarter	$31	$17,770	$5,564	$—	$23,365

9. Guarantor Subsidiaries (Continued)

Consolidating Statement of Cash Flows (unaudited)
For the Three Months Ended April 30, 2002
(dollars in thousands)

	Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated
Operating activities:
Net (loss) income	$(4,898)	$8,820	$(250)	$(598)	$3,074
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation and amortization	—	3,556	262	—	3,818
Amortization of intangible and other assets	—	120	—	—	120
Provision for losses on trade receivables	—	2,096	—	—	2,096
Deferred income taxes	—	3,070	—	—	3,070
Non-cash interest expense and amortization of deferred financing costs	202	565	—	—	767
Minority interest in earnings of subsidiary	—	—	—	18	18
Earning of subsidiary	—	(580)	—	580	—
Other	290	(119)	—	—	171
Changes in operating assets and liabilities, net of effects from business acquisitions:
Trade receivables	—	(29,719)	(877)	—	(30,596)
Intercompany receivables	(170)	170	—	—	—
Work in process inventories	—	(12,134)	(1,250)	—	(13,384)
Other inventories	—	(860)	—	—	(860)
Other current assets	—	(2,199)	(331)	—	(2,530)
Accounts payable	—	5,343	1,306	—	6,649
Accrued expenses and other liabilities	4,576	(2,077)	(756)	—	1,743

Net cash (used in) provided by operating activities	—	(23,948)	(1,896)	—	(25,844)

Investing activities:
Purchase of property, plant and equipment	—	(2,552)	(96)	—	(2,648)
Proceeds from disposal of property, plant and equipment	—	3	—	—	3
Other investing activities, net	—	(1,735)	(119)	1,665	(189)

Net cash (used in) provided by investing activities	—	(4,284)	(215)	1,665	(2,834)

Financing activities:
Proceeds from intercompany debt	—	—	1,665	(1,665)	—
Principal payments on debt and capital lease obligations	—	(2,198)	—	—	(2,198)

Net cash (used in) provided by financing activities	—	(2,198)	1,665	(1,665)	(2,198)

Effect of exchange rate changes on cash	—	—	425	—	425

Decrease in cash and cash equivalents	—	(30,430)	(21)	—	(30,451)
Cash and cash equivalents, beginning of year	31	44,647	1,207	—	45,885

Cash and cash equivalents, end of quarter	$31	$14,217	$1,186	$—	$15,434

MERRILL CORPORATION

Offers to Exchange

Class A Senior Subordinated Notes
due 2009
and
Class B Senior Subordinated Notes
due 2009
and
Series A Warrants

for any and all of its outstanding

12% Senior Subordinated Notes
due 2009
CUSIP 590175 AC 9

and
Solicits Consents

The Exchange Agent for the Exchange Offer is:

HSBC Bank USA
One Hanson Place
Lower Level
Brooklyn, NY 11243
Attention: Paulette Shaw

The Information Agent for the Exchange Offer is:

D.F. King & Co., Inc.
77 Water Street
New York, NY 10005

QuickLinks

NOTICE TO NEW HAMPSHIRE RESIDENTS
TABLE OF CONTENTS
AVAILABLE INFORMATION
SUMMARY
Our Company
Our Competitive Strengths
Our Address
The Restructuring
The Exchange Offer and Consent Solicitation
The New Senior Subordinated Notes
The Series A Warrants
The Series B Warrants
SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA
RISK FACTORS
USE OF PROCEEDS
CAPITALIZATION
THE EXCHANGE OFFER
THE CONSENT SOLICITATION
SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
EXECUTIVE COMPENSATION
Summary Compensation Table
Aggregated Option Exercises In Last Fiscal Year and Fiscal Year-End Option Values
Equity Compensation Plan Information
PRINCIPAL SHAREHOLDERS
RELATED PARTY TRANSACTIONS
DESCRIPTION OF THE CREDIT AGREEMENT
DESCRIPTION OF THE NEW SENIOR DISCOUNT NOTES
DESCRIPTION OF THE NEW SECURITIES
DESCRIPTION OF CAPITAL STOCK
NOTICE TO INVESTORS AND TRANSFER RESTRICTIONS
CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS
PLAN OF DISTRIBUTION
INDEPENDENT ACCOUNTANTS' REPORT
Index to Unaudited Pro Forma Consolidated Financial Data
Unaudited Pro Forma Consolidated Financial Data
Merrill Corporation Unaudited Pro Forma Consolidated Balance Sheet
Merrill Corporation Notes to Unaudited Pro Forma Consolidated Balance Sheet
Merrill Corporation Notes to Unaudited Pro Forma Consolidated Balance Sheet (Continued)
Merrill Corporation Unaudited Pro Forma Consolidated Statement of Operations
Merrill Corporation Unaudited Pro Forma Consolidated Statement of Operations
Merrill Corporation Notes to Unaudited Pro Forma Consolidated Statements of Operations
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
REPORT OF INDEPENDENT ACCOUNTANTS
Merrill Corporation Notes to Consolidated Financial Statements
Consolidating Balance Sheet (unaudited) January 31, 2001 (dollars in thousands)
Consolidating Balance Sheet (unaudited) January 31, 2002 (dollars in thousands)
Consolidating Statement of Operations (unaudited) For the Year Ended January 31, 2000 (dollars in thousands)
Consolidating Statement of Operations (unaudited) For the Year Ended January 31, 2001 (dollars in thousands)
Consolidating Statement of Operations (unaudited) For the Year Ended January 31, 2002 (dollars in thousands)
Consolidating Statement of Cash Flows (unaudited) For the Year Ended January 31, 2000 (dollars in thousands)
Consolidating Statement of Cash Flows (unaudited) For the Year Ended January 31, 2001 (dollars in thousands)
Consolidating Statement of Cash Flows (unaudited) For the Year Ended January 31, 2002 (dollars in thousands)
Merrill Corporation Consolidated Statement of Operations (dollars in thousands) (unaudited)
Merrill Corporation Consolidated Statement of Cash Flows (dollars in thousands) (unaudited)
Consolidating Balance Sheet (unaudited) April 30, 2002 (dollars in thousands)
Consolidating Statement of Operations (unaudited) For the Three Months Ended April 30, 2001 (dollars in thousands)
Consolidating Statement of Operations (unaudited) For the Three Months Ended April 30, 2002 (dollars in thousands)
Consolidating Statement of Cash Flows (unaudited) For the Three Months Ended April 30, 2001 (dollars in thousands)
Consolidating Statement of Cash Flows (unaudited) For the Three Months Ended April 30, 2002 (dollars in thousands)